

2024 Proxy Statement
2023 Form 10-K



2024 Proxy Statement

A Letter from the CEO





Juan R. Luciano
BOARD CHAIR AND CEO

> "We are focused on continuing to build a stronger ADM for the future."
>
> **Juan Luciano**

Dear Stockholders,

ADM's 2023 performance continued to demonstrate the strength of our business fundamentals and the overall effectiveness of our strategy. Over the last decade, we've extended our value chain and broadened our portfolio of businesses, building a more resilient ADM that is able to deliver strong results even in challenging operating environments.

In 2023, we delivered adjusted earnings per share of $6.98 and trailing 4Q average adjusted return on invested capital of 12.2%, all while returning $3.7 billion to shareholders via dividends and share repurchases. Throughout the year, our 42,000 colleagues around the globe continued to advance strategic initiatives that are serving our customers' evolving needs, from launching regenerative agriculture in South America and Europe, to commissioning our joint venture oilseed facility in North Dakota, to expanding our starch capacity to serve customer needs across food and industrial products. We also continue to drive a path to decarbonization that not only accelerates ADM's Strive 35 efforts, but also supports our customers' growing need for low-carbon solutions.

Now, as we advance through 2024, we are focused on continuing to build a stronger ADM for the future, executing strategic initiatives that provide strong growth prospects while remaining firmly committed to our productivity efforts to drive efficiencies, cost savings and cash generation.

Safety is core to ADM's culture, but our track record for continuous progress suffered a setback in 2023. We remain committed to safety as our highest priority, and we are taking an array of aggressive actions to make sure our future performance returns to the positive trajectory we've seen in the past.

Part of building a better ADM is ensuring we take every measure to improve performance where needed, including simplification and optimization within our Nutrition business and a continued strong focus on our manufacturing footprint to ensure we are meeting customer needs effectively, efficiently, and, most of all, safely.

Our purpose – to unlock the power of nature to enrich the quality of life – continues to drive our work and our path forward, and I know that ADM will continue to play its vital role, acting with the highest levels of integrity as we meet vital needs spanning food security, health and well-being and sustainability.

Sincerely yours,

Juan R. Luciano

Juan R. Luciano
Board Chair, CEO and President

2023 in Review



**Adjusted
Earnings Per Share**

$6.98

**Adjusted
Segment Operating Profit**

$6.2B

**Trailing 4Q
Average Adjusted ROIC**

12.2%

Creating Value
for Customers and Shareholders

**Raised quarterly
dividend by 11%;**
51 consecutive years
of dividend increases

**$3.7B returned to
shareholders** via dividends
& share repurchases

Announced up to **$2B in
additional share repurchases,**
including $1B in accelerated
share repurchase program

Opened
Green Bison
soybean facility

Expanded
regenerative agriculture
initiatives globally

Completed
Marshall
starch expansion



The Letter and Financial Highlights above refer to non-GAAP, or "adjusted," financial measures that exclude certain items from the comparable GAAP measure. For a reconciliation of these non-GAAP items to GAAP, please refer to Annex A to our proxy statement.

A Letter from the Lead Director





Terrell K. Crews
LEAD DIRECTOR

Dear Shareholders,

Serving as your Lead Independent Director is a great privilege, made possible by the trust you have instilled in the Board as stewards of your capital and of our company. My fellow directors and I recognize the important responsibility we have to you, and we appreciate your investment and belief in ADM as we continue working on your behalf.

Continued Financial Execution

I'm pleased to report that despite a volatile market environment, ADM delivered strong results in 2023, speaking to the resilience of ADM's business and its unparalleled global footprint and capabilities. To support our value creation efforts, the Board, in close coordination with management, remains laser-focused on our 2024 strategic priorities of driving operational excellence across all segments, executing cost discipline and maintaining the highest standards of ethics and safety.

Strong Corporate Governance

ADM is governed by a highly engaged and diverse group of directors with deep expertise in and experience across areas critical to the company's operation. Core to our success as a Board is our ability to effectively chart the overall trajectory of the company. We have added four new directors to the Board over the last five-year period to ensure we have the right mix of skills, experience and new perspectives to guide the company forward.

Throughout 2023, we regularly engaged with management on critical areas such as strategic investments, returning value to shareholders, capital allocation, succession planning, safety and compliance. We are acutely aware of our responsibility as an independent governing body and remain committed to driving shareholder value with integrity and transparency. Earlier this year, ADM's Board acted decisively and transparently while conducting its Audit Committee-led investigation. Strong leadership practices and true director independence are important stalwarts of good governance. We take this responsibility seriously and are committed to demonstrating leadership and accountability in all aspects of our role.

Looking Ahead

We are grateful for our engagement meetings with shareholders, which always provide valuable feedback that continues to inform our Board priorities and governance practices. Looking ahead, we remain confident that ADM is well positioned to deliver long-term value for our shareholders, customers and employees.

Thank you for your investment and continued support.

Sincerely yours,

Terrell K. Crews
Lead Director

ARCHER-DANIELS-MIDLAND COMPANY

77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601

Notice of Annual Meeting

To All Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Archer-Daniels-Midland Company, a Delaware corporation, will be held on Thursday, May 23, 2024, commencing at 8:00 A.M. Central Daylight Time. The annual meeting will be a completely virtual meeting of stockholders. You may attend the online meeting, submit questions, and vote your shares electronically during the meeting via the internet by visiting www.virtualshareholdermeeting.com/ADM2024. To enter the annual meeting, you will need the 16-digit control number that is printed on your Notice of Internet Availability of Proxy Materials. We recommend that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on May 23, 2024.

Date and Time	Location	Record Date
		
Thursday, May 23, 2024 **8:00AM CDT**	**Virtual Meeting** www.virtualshareholdermeeting.com/ADM2024	**Thursday, April 4, 2024**

Items to Be Voted On

At the annual meeting, you will be asked to consider and vote on the following matters:

ITEM	PAGE REFERENCE	VOTING RECOMMENDATION
1. To elect directors to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified;	8	FOR
2. To consider an advisory vote on the compensation of our named executive officers;	33	FOR
3. To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2024;	78	FOR
4. To consider and act upon a stockholder proposal regarding an independent board chairman; and	82	AGAINST
5. To transact such other business as may properly come before the meeting.		

How to Vote

Internet
Vote using your smartphone or computer

Call
Call the toll-free number listed on the proxy card

Mail
Complete, sign and return your proxy card

Virtual Meeting
Vote online during the meeting

By Order of the Board of Directors

Regina B. Jones

REGINA B. JONES, CORPORATE SECRETARY
April 10, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 23, 2024: THE 2024 PROXY STATEMENT AND 2023 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT www.proxyvote.com

 We encourage our shareholders to enroll in voluntary e-delivery for future proxy materials. Electronic delivery is convenient and provides immediate access to these materials. This will help us save printing and mailing expenses and reduce our impact on the environment. Follow the simple instructions at www.proxyvote.com.

Table of Contents

Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this proxy statement, are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements the Company makes relating to its future results and operations, growth opportunities, pending litigation and investigations, and timing of the remediation of the Company's material weakness in the Company's internal control over financial reporting are forward-looking statements. All forward-looking statements are subject to significant risks, uncertainties, and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions, and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, Archer-Daniels-Midland Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions, or otherwise.

ADM®

Proxy Summary

The following is a summary of certain key disclosures in this proxy statement. This is only a summary, and it may not contain all of the information that is important to you. For more complete information, please review this proxy statement in its entirety as well as our 2023 Annual Report on Form 10-K. As used in this proxy statement, "ADM" or the "Company" refers to Archer-Daniels-Midland Company. The information contained on adm.com or any other website referred to in this proxy statement is provided for reference only and is not incorporated by reference into this proxy statement.

General Information

ANNUAL MEETING OF STOCKHOLDERS

Date and Time	Location	Record Date
Thursday, May 23, 2024 **8:00AM CDT**	**Virtual Meeting** www.virtualshareholdermeeting.com/ADM2024	**Thursday, April 4, 2024**

Stock Symbol: ADM
Exchange: NYSE
Common Stock Outstanding: 501,763,545 as of April 4, 2024
Registrar & Transfer Agent: Hickory Point Bank and Trust, fsb

State of Incorporation: Delaware
Corporate Headquarters and Principal Executive Office:
77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601
Corporate Website: www.adm.com

ITEMS TO BE VOTED ON	PAGE REFERENCE	VOTING RECOMMENDATION
1. Election of Directors for a One-Year Term	8	FOR
2. Advisory Vote on Executive Compensation	33	FOR
3. Ratification of Appointment of Independent Registered Public Accounting Firm (Ernst & Young LLP)	78	FOR
4. Stockholder Proposal – Independent Board Chairman	82	AGAINST

Meet the Nominees



Michael S. Burke   Theodore Colbert   James C. Collins, Jr.   Terrell K. Crews   Ellen de Brabander   Suzan F. Harrison

Juan R. Luciano   Patrick J. Moore   Debra A. Sandler   Lei Z. Schlitz   Kelvin R. Westbrook

Executive Compensation

CEO: Juan R. Luciano
CEO 2023 Total Direct Compensation:
- Salary: $1,482,918
- Non-Equity Incentive Plan Compensation: $3,609,611
- Long-Term Incentives: $17,919,686

CEO Employment Agreement: No
Change in Control Agreement: No
Stock Ownership Guidelines: Yes
Anti-Hedging Policy: Yes

Compensation Highlights

Modest base salary changes for most NEOs:
NEO salaries were increased **2% to 4%**

Earned incentives for NEOs on strong company performance:
Earned annual incentive between **95.9%** and **120.9%** of target

Earned LTI for long-term results:
Earned awards were **100%** of target

Corporate Governance

Director Nominees: 11
- Michael S. Burke (Independent)
- Theodore Colbert (Independent)
- James C. Collins, Jr. (Independent)
- Terrell K. Crews (Independent)
- Ellen de Brabander (Independent)
- Suzan F. Harrison (Independent)
- Juan R. Luciano
- Patrick J. Moore (Independent)
- Debra A. Sandler (Independent)
- Lei Z. Schlitz (Independent)
- Kelvin R. Westbrook (Independent)

Director Term: One year
Director Election Standard: Majority voting standard for uncontested elections
Board Meetings in 2023: 7
Board Committee Meetings in 2023:
- Audit – 9
- Compensation and Succession – 4
- Nominating and Corporate Governance – 4
- Sustainability and Corporate Responsibility – 4

Supermajority Voting Requirements: No
Stockholder Rights Plan: No

Governance Highlights

The Board of Directors plays a critical role as long-term stewards of ADM. The Board is committed to enhancing the success and value of our Company for its stockholders, as well as for other stakeholders such as employees, business partners, and communities. The Board recognizes the importance of good corporate governance and understands that transparent disclosure of its governance practices helps stockholders assess the quality of our Company and its management and the value of their investment decisions.

ADM's corporate governance practices are intended to ensure independence, transparency, management accountability, effective decision making, and appropriate monitoring of compliance and performance. We believe that these strong corporate governance practices, together with our enduring corporate values and ethics, are critical to providing lasting value to the stockholders of our Company.

We use majority voting for uncontested director elections and plurality voting for contested director elections.	10 of 11 of our director nominees are independent and only independent directors serve on the Audit, Compensation and Succession, Nominating and Corporate Governance, and Sustainability and Corporate Responsibility Committees.
We have an independent Lead Director, selected by the independent directors. The Lead Director provides the Board with independent leadership, facilitates the Board's independence from management, and has broad powers as described on page 21.	Our independent directors meet in executive session at each regular board meeting.
We have policies prohibiting directors and officers from trading in derivative securities of our Company and from pledging any Company stock.	Significant stock ownership requirements are in place for directors and executive officers.
The Board and each standing committee annually conduct evaluations of their performance. Directors annually evaluate each other, and these evaluations are used to assess future re-nominations to the Board.	Individuals cannot stand for election as a director once they reach age 75, and our Corporate Governance Guidelines set limits on the number of public company boards on which a director can serve.
Holders of 10% or more of our common stock have the ability to call a special meeting of stockholders.	Our bylaws include a proxy access provision under which a stockholder or group of up to 20 stockholders that has owned at least 3% of our common stock for at least 3 years may submit nominees for up to 20% of the board seats for inclusion in our proxy statement.
Our Sustainability and Corporate Responsibility Committee provides Board-level oversight of environmental, corporate social responsibility, diversity, safety, and sustainability matters.	We have been named as one of the "World's Most Ethical Companies" by Ethisphere for five years running.

Voting Matters and Board Recommendations

Proposal	Board Voting Recommendation	Page Reference
Proposal No. 1—Election of Directors for a One-Year Term	FOR	8
Proposal No. 2—Advisory Vote on Executive Compensation	FOR	33
Proposal No. 3—Ratification of Appointment of Independent Registered Public Accounting Firm (Ernst & Young LLP)	FOR	78
Proposal No. 4—Stockholder Proposal – Independent Board Chairman	AGAINST	82

Director Nominee Qualifications, Skills, and Experience

The following chart provides summary information about each of our director nominees' qualifications, skills, and experience. More detailed information is provided in each director nominee's biography beginning on page 9.

	M. S. Burke	T. Colbert	J. C. Collins, Jr.	T. K. Crews	E. de Brabander	S. F. Harrison	J. R. Luciano	P. J. Moore	D. A. Sandler	L. Z. Schlitz	K. R. Westbrook
CEO Leadership — CEO experience at a large public company.	●		●				●	●			
Finance / Accounting — Experience in positions requiring financial knowledge and analysis or overseeing internal controls and reporting of public company financial and operating results, including as chief financial officer and/or in accounting, corporate finance, or treasury functions.	●			●				●			
International Business — Experience working outside the U.S. or overseeing a global business.	●	●	●	●	●	●	●	●		●	
Agriculture / Food / Retail Consumer — Experience in agriculture, food, or retail consumer businesses or industries.			●	●	●	●	●		●		●
M&A — Experience implementing growth strategies, establishing partnerships, identifying opportunities, and analyzing cultural and strategic fit in connection with mergers, acquisitions, divestitures, and other strategic transactions.	●	●	●	●	●	●	●	●		●	●
Risk Management — Experience assessing and reviewing material risk exposures and the measures to manage and mitigate material risks, including in the areas of operations, health and safety, climate change, cybersecurity, and regulatory.	●	●		●			●	●			●
Sustainability / Environmental / Social — Experience overseeing environmental impact, corporate social responsibility, or sustainability strategies or initiatives.	●		●	●	●	●	●	●	●	●	
Sales / Marketing — Experience involving branding, marketing, and sales at a global scale and in key markets.		●	●			●	●		●	●	
Project Management — Experience overseeing or managing large or complex projects, including in the areas of manufacturing, supply chain, logistics, engineering, construction, and M&A integration.	●	●	●		●		●	●		●	
Food Science / R&D — Experience in scientific or research roles, particularly in agricultural or food science.			●		●	●	●		●	●	
Information Technology / Cybersecurity — Experience in positions requiring information technology knowledge or overseeing information technology functions, including data management and cybersecurity.		●			●						●

Four of our director nominees (Messrs. Crews, Moore, and Westbrook and Ms. Harrison) have earned recognition as part of the NACD Directorship 100™ from the National Association of Corporate Directors (NACD), a leading independent not-for-profit organization dedicated to enhancing corporate governance to drive economic opportunity and positive change in business and the communities they serve. The annual NACD Directorship 100™ celebrates and recognizes the most influential directors and leaders in the corporate governance community who have demonstrated excellence in the boardroom through innovation, courage, and integrity.

Director Nominee Diversity, Age, Tenure, and Independence

The following charts provide information about our director nominees' personal characteristics, including race/ethnicity, gender, and age, as well as tenure and independence, to illustrate the diversity of perspectives of our director nominees. More detailed information is provided in each director nominee's biography beginning on page 9.

	Director Since	Age	Gender	Hispanic/Latinx	Asian	Black or African American	White
M. S. Burke	2018	61	M				●
T. Colbert	2021	50	M			●	
J. C. Collins, Jr.	2022	61	M				●
T. K. Crews	2011	68	M				●
E. de Brabander	2023	61	F				●
S. F. Harrison	2017	66	F				●
J. R. Luciano	2014	62	M	●			
P. J. Moore	2003	69	M				●
D. A. Sandler	2016	64	F	●		●	
L. Z. Schlitz	2019	57	F		●		
K. R. Westbrook	2003	68	M			●	

64% Overall Diversity | 91% Independent

45% Black, Asian, or Hispanic | 36% Female



Board Age
- ■ 60 69 years
- ■ < 60 years

63 yrs Average Age



Board Tenure
- ■ 0 4 Years
- ■ 5 9 Years
- ■ 10+ Years

8 yrs Average Tenure

General Information About the Annual Meeting and Voting

Commonly Asked Questions and Answers about the Annual Meeting

Why did I receive this proxy statement?

The Board of Directors asks that you vote by proxy in advance of the annual stockholders' meeting. This proxy statement describes the proposals on which you, as a stockholder of the Company, are being asked to vote. It gives you information on the proposals, as well as other information, so that you can make an informed decision. You are invited to attend the annual meeting to vote on the proposals, but you do not need to attend in order to vote. The meeting will be completely virtual and will be held at the time and web address mentioned in the Notice of Annual Meeting included in these materials.

Why did I receive a Notice of Internet Availability?

We are using the "notice and access" method of providing proxy materials to stockholders via the internet. We will mail to our stockholders (other than those described below) a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and the 2023 Annual Report on Form 10-K and how to vote electronically via the internet. This notice will also contain instructions on how to request a paper copy of the proxy materials. Stockholders holding shares through the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the "401(k) and ESOP") and those stockholders who previously have opted out of participation in notice and access procedures will receive a paper copy of the proxy materials by mail or an electronic copy of the proxy materials by email. We are first providing our stockholders with notice and access to, or first mailing or emailing, this proxy statement and a proxy form around April 10, 2024.

Who is entitled to vote at the Annual Meeting?

Our common stockholders of record at the close of business on April 4, 2024, are the only holders entitled to notice of the annual meeting and to vote at the meeting. At the close of business on April 4, 2024, we had 501,763,545 outstanding shares of common stock, each share being entitled to one vote on each of the director nominees and on each of the other matters to be voted on at the meeting.

How do I vote my shares and what can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may vote your shares electronically during the annual meeting via the internet by visiting www.virtualshareholdermeeting.com/ADM2024, or you may vote by proxy prior to the annual meeting (1) via the internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card, (2) if you received printed proxy materials, by calling the toll free number found on the proxy card, or (3) if you received printed proxy materials, by filling out the proxy card and returning it in the envelope provided. If you are a beneficial owner of shares held in street name, you must obtain a "legal proxy" from the organization that is the record holder of your shares in order to vote your shares electronically during the annual meeting. You may vote by proxy prior to the annual meeting by following the instructions you receive from the organization that is the record holder of your shares.

If you properly submit a proxy, your shares will be voted at the meeting. You may revoke your proxy at any time prior to voting by:

(1) delivering written notice of revocation to our Corporate Secretary;

(2) delivering to our Corporate Secretary a new proxy form bearing a date later than your previous proxy; or

(3) attending the annual meeting online and voting again (attendance at the meeting will not, by itself, revoke a proxy).

Is my vote confidential?

We have a policy of keeping confidential all proxies, ballots, and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspectors of election, our transfer agent, and certain employees associated with processing proxy cards and tabulating the vote. We will not disclose any stockholder's vote except in a contested proxy solicitation or as may be necessary to meet legal requirements.

What is the quorum required for the annual meeting?

The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of our common stock entitled to vote at the meeting will constitute a quorum to conduct business at the annual meeting.

What are the voting requirements for the various proposals?

Under our bylaws, stockholders elect our directors by a majority vote in an uncontested election (one in which the number of nominees is the same as the number of directors to be elected) and by a plurality vote in a contested election (one in which the number of nominees exceeds the number of directors to be elected). Because this year's election is an uncontested election, each director nominee receiving a majority of votes cast (where the number of shares voted "for" a director nominee exceeds the number of shares voted "against" that nominee) will be elected. Approval of each other proposal presented in the proxy statement requires the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the meeting and entitled to vote on that matter.

What are the effects of abstentions and broker non-votes on voting?

A vote to "abstain" on the election of directors will have no effect on the outcome of that proposal. A vote to "abstain" on each other proposal presented in this proxy statement will have the effect of a vote against those proposals.

If you hold shares in street name, your broker, bank, or other nominee is required to vote your shares according to your instructions. If you do not give instructions to your broker, bank, or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to "non-discretionary" items. Proposals 1, 2, and 4 are "non-discretionary" items. If you do not instruct your broker, bank, or other nominee how to vote with respect to those proposals, it may not vote for those proposals, and you shares will be counted as broker "non-votes." Proposal 3 is considered to be a discretionary item, and your broker, bank, or other nominee will be able to vote on this proposal even if it does not receive instructions from you. Broker non-votes will not have any effect on the result of the vote on any of the proposals.

What are the Company's costs associated with this proxy solicitation?

We pay the costs of soliciting proxies from our stockholders. We have retained Georgeson LLC to help us solicit proxies. We will pay Georgeson LLC a base shareholder meeting services fee of approximately $15,000 plus reasonable project management fees and expenses for its services. Our employees or employees of Georgeson LLC may also solicit proxies in person or by telephone, mail, or the internet at a cost which we expect will be nominal. We will reimburse brokerage firms and other securities custodians for their reasonable fees and expenses in forwarding proxy materials to their principals.

Who can attend the Annual Meeting?

Our stockholders and advisors to our Company are the only people entitled to attend the annual meeting.

Why is the Annual Meeting being held virtually?

The annual meeting this year will be a completely virtual meeting of stockholders, held at www.virtualshareholdermeeting.com/ADM2024. Hosting a virtual meeting provides expanded access, improved communication, and cost savings for our stockholders and us and enables participation from any location around the world.

How can stockholders submit questions to management during the Annual Meeting?

Stockholders may submit questions during the annual meeting at www.virtualshareholdermeeting.com/ADM2024, and subject to the meeting rules of conduct, management will respond to questions following adjournment of the formal business of the annual meeting and after any management remarks. If you have questions during the meeting, you may type them in the dialog box at any point during the meeting until the floor is closed to questions.

Proposal No. 1 — Election of Directors for a One-Year Term

The Board of Directors currently consists of eleven members. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, has nominated each of the current directors for re-election at the annual meeting.

- Proxies cannot be voted for a greater number of persons than eleven, which is the number of nominees.
- Unless you provide different directions, we intend for Board-solicited proxies (like this one) to be voted for the nominees named below.
- If any nominee for director becomes unable to serve as a director, the persons named as proxies may vote for a substitute who will be designated by the Board. Alternatively, the Board could reduce the size of the board.
- This year's election was determined to be an uncontested election, and the majority vote standard will apply. For more details on the voting standard, see above under "Commonly Asked Questions and Answers about the Annual Meeting."
- If elected, the nominees would hold office until the next annual stockholders' meeting and until their successors are elected and qualified.

If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Corporate Governance Guidelines, each director annually submits an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote in an uncontested election. In that situation, the Nominating and Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days after the date that the election results are certified. The Board will nominate for election or re-election as director, and will elect as directors to fill vacancies and new directorships, only candidates who agree to tender the form of resignation described above. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director."

The information below describes, as applicable, the nominees, their ages, positions with our Company, principal occupations, current directorships of other publicly owned companies, directorships of other publicly owned companies held within the past five years, the year in which each first was elected as a director, and the number of shares of common stock beneficially owned as of April 4, 2024, directly or indirectly. Unless otherwise indicated, and subject to community property laws where applicable, we believe that each nominee named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. The Board has no reason to believe that any nominee will be unable to serve as a director.

 **The Board of Directors recommends a vote FOR the election of the eleven nominees named below as directors. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

Director Nominees



Michael S. Burke

Age: 61

Director since: 2018

Board Committees: Audit (Chair); Executive; Nominating and Corporate Governance

Common stock owned: 20,032 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

Finance / Accounting

International Business

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

Mr. Burke brings deep expertise in driving the evolution of **global businesses**, strategic planning, **international market dynamics**, and overseeing **risk management** from his tenure as **Chair and CEO of AECOM**, a Fortune 500 company that designs, builds, finances and operates infrastructure assets in more than 150 countries. He also contributes his significant experience leading companies through transformation, developed through his roles at AECOM, where he played a key role in preparing the company for its IPO in 2007, and spearheaded international business development and **M&A** strategy. At AECOM, Mr. Burke also transformed one of the firm's subsidiaries into a leading environmental engineering firm, developing significant **sustainability** expertise, which he has further developed through serving on the boards of CarbonCure and Nexii Building Solutions, companies focused on reducing harmful emissions in the construction process. He also brings expertise in **finance, accounting**, and tax matters drawing on his experience as a Chief Financial Officer and his 15-year career at KPMG advising public companies.

Public Boards

- PRIOR (within past 5 years): AECOM (Chairman)

Non-Public & Non-Profit Boards; Memberships

- CURRENT: Universal Engineering Sciences (Chair); Westwood Professional Services (board member); SitelogIQ (board member); CarbonCure (board member); Nexii Building Solutions (board member); American Institute of Certified Public Accountants (member); California Bar Association (member)
- PRIOR: Business Roundtable (board member; Chair, Infrastructure Committee); Children's Bureau (Vice Chair); World Economic Forum (Co-Chair, Steering Committee, Infrastructure and Urban Development)

Career Highlights

- **AECOM** (a global infrastructure firm)
  - Chairman and Chief Executive Officer (2015-2020)
  - Chief Executive Officer (2014-2015)
  - President (2011-2014)
  - Other leadership roles (2005-2011), including Chief Financial Officer (2006-2011)
- **KPMG LLP**
  - Member of Board of Directors (2000-2005)
  - Partner (1995-2005)
  - Various roles (1990-1995)



Theodore Colbert

Age: 50

Director since: 2021

Board Committees: Audit; Compensation and Succession

Common stock owned: 9,395 (2)

Percent of class: *

Qualifications, Skills, and Experience

International Business

M&A

Risk Management

Sales / Marketing

Project Management

Information Technology / Cybersecurity

Mr. Colbert brings extensive corporate leadership experience to the Board, along with his deep expertise in **information technology**, **cybersecurity**, data and analytics, and automation, which he acquired over his nearly three-decade career overseeing information technology, data security and architecture at several global market-leading companies. His most recent positions at Boeing further developed his sales and marketing capabilities, **M&A** experience, government regulation experience, and expertise in **international business** dynamics, including his role as President and CEO of its Global Services business that provided services to global customers across all OEMs and his current role as President and CEO of Boeing Defense, Space & Security, providing solutions across defense, government, space, intelligence, and security to customers worldwide. Leading global businesses focused on serving security and national defense companies distinguishes Mr. Colbert as an expert in world-class information security systems and **risk management**. This expertise has been honored with numerous prestigious awards throughout his career, including most recently the 2022 Black Engineer of the Year Award and the 2022 ORBIE Award for Leadership, being named the 2021 Capital CIO of the Year and one of the Most Influential Black Executives in Corporate America by Savoy magazine in 2020 and 2021, as well as being the first recipient of the Fisher Center prize for Excellence in Driving Transformation from the Fisher Center For Business Analytics at Berkeley.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** The National Space Council Users Advisory Group (appointed by Vice President Kamala Harris); New Leaders (Chair); The Executive Leadership Council (member); Thurgood Marshall College Fund (Co-Vice Chair); DC College Access Program (board member); Virginia Tech Innovation Campus Advisory Board (board member); Aerospace Industries Association (Chair)
- **PRIOR:** Georgia Tech President's Advisory Board (two terms)

Career Highlights

- **Boeing** (a global aerospace company)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2022-present)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Global Services (2019-2022)
  - Chief Information Officer and Senior Vice President of Information Technology & Data Analytics (2016-2019)
  - Chief Information Officer and Vice President of Information Technology Infrastructure (2013-2016)
  - Other leadership roles (2009-2013)
- **Citigroup**
  - Senior Vice President of Enterprise Architecture (2007-2009)
- **Ford Motor Company**
  - Various roles in the Information Technology organization (1996-2007)



James C. Collins, Jr.

Age: 61

Director since: 2022

Board Committees: Compensation and Succession; Sustainability and Corporate Responsibility

Common stock owned: 4,459 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

International Business

Agriculture / Food / Retail Consumer

M&A

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Mr. Collins contributes to the Board deep expertise in global agriculture and food science innovation developed over his extensive **executive leadership** experience in the **food and agriculture industry**. During his tenure leading agriculture business lines at DuPont and Dow DuPont, and most recently as the **CEO of Corteva** – the public spin-off of Dow DuPont's crop protection and agrisciences divisions with a **global scale** – he oversaw the launch of numerous new products and drove strong growth in their **R&D and innovation pipelines**. His experience leading the integration of legacy DuPont and Dow agricultural businesses to drive preparation for Corteva's spin also enhances the Board's **M&A** and **corporate governance** expertise. He also brings extensive **sales and marketing** experience, beginning as a sales representative early in his career and later taking on leadership roles with responsibility for implementing multi-channel, multi-brand growth strategies. Through his work in agriculture supply chains, Mr. Collins has also developed a keen understanding of how to support and partner with global farmers to improve the **sustainability** of the agriculture and nutrition value chains. During his time at Corteva, he led a comprehensive array of initiatives to enhance sustainability, with a strong focus on helping farmers lead with new practices and innovations. He currently serves on the board of Vestaron Corporation, a private company dedicated to improving the safety, efficacy and sustainability of crop protection through migration from synthetic pesticides to peptide-based biopesticides.

Public Boards

- **PRIOR** (within past 5 years): Corteva, Inc.; Cibus, Inc.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Vestaron Corporation (board member); Pivot Bio (board member); University of Delaware College of Agriculture and Natural Resources (Advisory Committee member)
- **PRIOR:** CropLife International (board member); University of Delaware's Alfred Lerner College of Business & Economics (advisory board member); US China Business Council (member); Business Roundtable (Special Committee on Equity and Racial Justice; Climate Policy Committee; Trade Committee); National 4-H Council (board member)

Career Highlights

- **Corteva, Inc.** (a global agricultural and seed company)
  - Chief Executive Officer (2019-2021)
- **DowDuPont**
  - Chief Operating Officer (2017-2019)
- **DuPont**
  - Executive Vice President (2014-2017)
  - Senior Vice President (2013-2014)
  - President Industrial Biosciences (2011-2013)
  - VP Acquisitions and Integration – Danisco (2011)
  - President Crop Protection (2003-2010)



Terrell K. Crews

Lead Director

Age: 68

Director since: 2011

Board Committees: Executive

Common stock owned: 54,355 (3)

Percent of class: *

Qualifications, Skills, and Experience

Finance / Accounting

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Mr. Crews, who has served as our independent Lead Director since May 2023, contributes to the Board deep expertise in the **international agricultural industry**, business transformation, and agri-business operations gained over his 32-year career at Monsanto, a global agrochemical and agricultural biotechnology company. Serving in his role as **Chief Financial Officer** at Monsanto for nearly a decade, Mr. Crews oversaw corporate finance and reporting in addition to capital allocation strategies. His other roles with the company included helming the **global vegetable business**, assignments in Latin America, and leading financial operations for its Asia-Pacific business, which gave him significant expertise in **risk management** and strategic planning. Mr. Crews also has experience leading financing for **M&A** activity and other corporate transactions, including overseeing the financial integration of 11 acquired seed companies as head of finance for Monsanto's Global Seed Group. His long tenure in agricultural industry executive leadership led him to develop a keen understanding of evolving views of broad stakeholder groups on **sustainability** and contributed to his experience developing capital allocation strategies aligned with corporate sustainability priorities. Recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance, Mr. Crews is well-qualified to serve in the role of Lead Director. Additionally, having served on the Board since 2011, his tenure enables him to have a deep understanding of the Company's strategy, business, products, and goals, allowing him to more effectively provide independent strategic leadership to the Company.

Public Boards

- **CURRENT**: WestRock Company
- **PRIOR** (within past 5 years): Hormel Foods Corporation

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Freed-Hardeman University (board member); Teay's River Investments (board member)

Career Highlights

- **Monsanto Company** (a global agricultural and seed company)
  - Executive Vice President, Chief Financial Officer and Vegetable Business CEO (2007-2009)
  - Executive Vice President and Chief Financial Officer (2000-2007)
  - Various other roles (1977-2000)



Ellen de Brabander

Age: 61

Director since: 2023

Board Committees: Audit; Sustainability and Corporate Responsibility

Common stock owned: 2,599 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

Food Science / R&D

Information Technology / Cybersecurity

Dr. de Brabander brings to the Board a broad scientific background and a strong track record of **innovation** in several **consumer** industries including human nutrition, life sciences and animal health. In her current role as Executive Vice President of Innovation and Regulatory Affairs at Elanco, Dr. de Brabander utilizes her **R&D** expertise driving early and late-stage pipeline execution across pet health and farm animals, including nutritional health solutions. This deep research and innovation expertise was fostered in her previous role as senior vice president for **R&D** at PepsiCo, with company-wide responsibility for food safety, quality, regulatory and digital transformation. She also led **R&D** operations for **global businesses**, including Merial (now Boehringer Ingelheim), Intervet (now Merck Animal Health) and DSM, and brings extensive experience with **information technology**, having served as the Chief Technology Officer for Merial. In addition to her corporate success, she has been a founding board member of EIT (European Institute of Technology) and founding CEO of EIT Food, the largest public-private partnership in the food sector. Dr. de Brabander earned her Ph.D. cum laude in bio-organic chemistry from Leiden University in the Netherlands and completed her post-doctoral work in molecular biology at the Massachusetts Institute of Technology (MIT) in the group of Prof. Dr. H.G. Khorana, a Nobel laureate. She is the co-author of over 60 publications in scientific journals, holds 18 patents, and has received multiple awards for her research.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** PeakBridge (scientific advisory board member and investment committee member); Brabantse Ontwikkel Maatschappij (a regional development organization in The Netherlands) (board member); Sanquin Health Solutions (board member); Brightlands Venlo (food/ agro innovation campus and ecosystem in The Netherlands) (board president)
- **PRIOR:** New York Academy of Sciences (board member); Open University, The Netherlands (board member)

Career Highlights

- **Elanco** (a global leader in animal health)
  - Executive Vice President, Innovation and Regulatory Affairs (2021-present)
- **PepsiCo**
  - Senior Vice President, R&D Technical Insights, Digital Solutions, and Compliance (2014-2021)
- **EIT Food** (food innovation community supported by the EU)
  - Interim Chief Executive Officer (2016-2018)
- **Merial** (now part of Boehringer Ingelheim Animal Health)
  - Chief Technology Officer (2008-2014)



Suzan F. Harrison

Age: 66

Director since: 2017

Board Committees: Audit; Executive; Sustainability and Corporate Responsibility (Chair)

Common stock owned: 20,273 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

Agriculture / Food / Retail Consumer

M&A

Sustainability / Environmental / Social

Sales / Marketing

Food Science / R&D

In her four decades of executive leadership positions at Colgate-Palmolive, a global consumer products company focused on the production, distribution and provision of household, healthcare and personal care, Ms. Harrison has gained extensive experience in operational management and **M&A**. She acquired deep understanding of evolving **consumer** trends, **sales and marketing** and development of customer-driven innovation as Vice President of Marketing for Colgate U.S. She also built her **research and development** experience overseeing the new products development process for retail customers in oral care, pet nutrition and oral pharmaceuticals. Ms. Harrison has extensive **sustainability** experience acquired through her oversight of global brands and their evolution in alignment with stakeholder sustainability expectations. Ms. Harrison has been recognized by the **NACD Directorship 100™** for her leadership, excellence, and integrity in corporate governance.

Public Boards

- **CURRENT:** WestRock Company; Ashland Inc.

Career Highlights

- **Colgate-Palmolive Company** (a global household and consumer products company)
  - President of Global Oral Care (2011-2019)
  - President Hill's Pet Nutrition Inc. North America (2009-2011)
  - Vice President, Marketing (2006-2009)
  - Vice President and General Manager of Colgate Oral Pharmaceuticals, North America, and Europe (2005-2006)
  - Various other roles (1983-2005)



Juan R. Luciano

Chair of the Board

Age: 62

Director since: 2014

Board Committees: Executive

Common stock owned: 2,398,947 (4)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Since joining ADM in 2011, Mr. Luciano has spent more than a decade in various senior **executive leadership** roles working to drive our Company's evolution. During his time with ADM he has spearheaded our major growth drivers and **sales and marketing** efforts, including the commercial and production activities of ADM's corn, oilseeds, and agricultural services businesses, development of **sustainability** strategy, and the increased use of **research** and technological innovation to meet customer needs. He most recently led a strategic growth campaign that has expanded ADM's footprint in global markets, including through select **M&A** activity, building capabilities and adding talent and expertise that have allowed our Company to create value at every part of the global value chain. Under his leadership, ADM has undergone a remarkable transformation, building on more than a century of heritage to create a global nutrition business, with an industry-leading array of ingredients and solutions that are opening the door to growth opportunities in key global macro trend areas. He also has overseen the Company's operational excellence initiatives and risk management functions. Prior to joining ADM, he had a successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division.

Public Boards

- **CURRENT:** Eli Lilly and Company (Lead Director).

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Rush University Medical Center (Director); Intersect Illinois (board member); Economic Club of Chicago (member); Commercial Club of Chicago (member); The Business Roundtable (member)
- **PRIOR:** Kellogg School of Management, Northwestern University (board member); US-China Business Council (member)

Career Highlights

- **ADM**
  - Chair of the Board, Chief Executive Officer and President (2016-present)
  - Chief Executive Officer and President (2015-2016)
  - President and Chief Operating Officer (2014)
  - Executive Vice President and Chief Operating Officer (2011-2014)
- **The Dow Chemical Company** (a multinational chemical company)
  - Executive Vice President and President, Performance Division (2010-2011)
  - Various other roles (1985-2010)



Patrick J. Moore

Age: 69

Director since: 2003

Board Committees: Audit; Executive; Nominating and Corporate Governance (Chair)

Common stock owned: 85,791 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

Finance / Accounting

International Business

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

With over two decades of experience in the financial sector, including in his early career at Continental Bank, as CFO at Smurfit-Stone and in his current position as founder, President and CEO of a private equity investment and advisory firm, Mr. Moore contributes to the Board his **financial expertise** and substantial **executive leadership experience in international banking and finance**, strategy development, commodity management, and operations management. Throughout his carrier, Mr. Moore developed significant experience in **risk management** and **M&A**. Mr. Moore also brings extensive experience in **environmental and sustainable** practices from his time at Smurfit-Stone, a producer of containerboard and corrugated packaging and one of the world's largest paper recyclers, and his service on the board of the Sustainable Forestry Initiative, with particular focus on recycling, carbon sequestration, reduction of energy and water usage, and sustainable forestry. Mr. Moore has been recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance.

Public Boards

- **CURRENT:** Energizer Holdings, Inc. (Chairman)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** St. Louis Zoological Association (board member); Hoverfly Holdings (board member); Engineered Corrosion Solutions (board member)
- **PRIOR:** North American Review Board of American Air Liquide Holdings, Inc.

Career Highlights

- **PJM Advisors, LLC** (a private equity investment and advisory firm founded by Mr. Moore)
  - President and Chief Executive Officer (2011-present)
- **Smurfit-Stone Container Corporation** (a leader in integrated containerboard and corrugated package products and paper recycling) (5)
  - Chairman and Chief Executive Officer (2002-2011)
  - Other roles including Chief Financial Officer, Vice President-Treasurer and General Manager, Industrial Packaging division (1987-2002)
- **Continental Bank**
  - Various roles in corporate lending, international banking, and administration (1975-1987)



Debra A. Sandler

Age: 64

Director since: 2016

Board Committees: Audit; Nominating and Corporate Governance

Common stock owned: 22,781 (1)

Percent of class: *

Qualifications, Skills, and Experience

Agriculture / Food / Retail Consumer

Sustainability / Environmental / Social

Sales / Marketing

Food Science / R&D

Ms. Sandler contributes to the Board her strong **marketing** and operating experience, and extensive understanding of consumer behavior within the evolving retail environment (specifically in the food industry), and a proven record of creating, building, enhancing, and leading well-known consumer brands through her leadership positions at Mars, Johnson & Johnson, and PepsiCo. She developed these skills as a founder, President and Chief Executive Officer of La Grenade Group, LLC, a consulting firm that advises a wide range of clients on marketing innovation and overall business development. She also enhances the Board's expertise in financial and strategic planning, **research and development in the food science** industry acquired in her current role as founder and CEO of Mavis Foods. The Board also benefits from Ms. Sandler's expertise in **corporate social responsibility**, as demonstrated through her public speaking engagements on topics such as diversity and inclusion, multicultural business development, and health and wellbeing in the consumer packaged goods industry.

Public Boards

- **CURRENT:** Gannett Co., Inc.; Dollar General Corporation; Keurig Dr Pepper Inc.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Hofstra University (board member); The Executive Leadership Council (member); Pharmavite, LLC (board member); Trewstar Corporate Board Services (Partner)

Career Highlights

- **LaGrenade Group, LLC** (a marketing consulting firm Ms. Sandler founded to advise consumer packaged goods companies operating in the Health and Wellness space)
  - President (2015-present)
- **Mavis Foods, LLC** (a startup Ms. Sandler founded that makes and sells Caribbean sauces and marinades)
  - Chief Executive Officer (2018-present)
- **Mars, Inc.**
  - Chief Health and Wellbeing Officer (2014-2015)
  - President, Chocolate, North America (2012-2014)
  - Chief Consumer Officer of Mars Chocolate North America (2009-2012)
- **Johnson & Johnson**
  - Various roles, including Worldwide President, McNeil Nutritionals division (1999-2009)
- **PepsiCo**
  - Various roles, including Marketing Vice President (1985-1999)



Lei Z. Schlitz

Age: 57

Director since: 2019

Board Committees: Compensation and Succession; Sustainability and Corporate Responsibility

Common stock owned: 17,135 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

M&A

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Dr. Schlitz is an accomplished leader, with experience in strategy development, **M&A** and growth initiatives, and operational excellence at an international scale, including several **global manufacturing companies**. She has extensive expertise in research and development, having served in product development roles at Johnson Controls, Illinois Tool Works (ITW) and Siemens Energy and Automation. She has also built **research and development** expertise specifically within the **food science** sector, including during her tenure as executive vice president of ITW's $22B Food Equipment segment, which services commercial food service and food retail customers around the globe. She also oversaw product portfolio growth by building strong market-driven strategy at Siemens, developing important strategic planning, **sales and marketing** expertise. Dr. Schlitz contributes to the Board her strong **sustainability** expertise, including her first-hand experience driving product innovations in energy-efficient electrical distribution products and equipment at GE Global Research and GE Industrial Systems and overseeing diversity and inclusion initiatives at ITW as an executive member of the company's Diversity & Inclusion Council. Dr. Schlitz holds a doctorate in mechanical engineering from the University of Wisconsin-Milwaukee, and a bachelor's degree in engineering mechanics from Tsinghua University, China.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Society of Women Engineers (member)

Career Highlights

- **Johnson Controls** (a global building products company)
  - Vice President and President, Global Products (2022-present)
- **Illinois Tool Works Inc.** (a global multi- industrial manufacturer)
  - Executive Vice President, Automotive OEM (2020-2022)
  - Executive Vice President, Food Equipment (2015-2020)
  - Group President, Worldwide Ware-Wash, Refrigeration, and Weigh/Wrap Businesses (2011-2015)
  - Vice President, Research & Development, and Head of ITW Technology Center (2008-2011)
- **Siemens Energy & Automation**
  - Business Manager for Emerging Businesses, Residential Product Division (2006-2008)
  - Director of Engineering (2001-2006)



Mr. Westbrook brings valuable insights on consumer trends and preferences, as well as extensive **information technology and cybersecurity**, acquired through decades serving as President, Chief Executive Officer, and co-founder of two large cable television and broadband companies. As a former partner in the corporate law and mergers and acquisitions practice of a national law firm, he also brings significant legal expertise in **M&A** and **risk management**. His risk management and **corporate governance** expertise developed in this executive role is further enhanced by his service on the boards of directors and board committees of numerous public companies and not-for-profit entities, including experience in regulated industries. Mr. Westbrook has been recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance.

Kelvin R. Westbrook

Age: 68

Director since: 2003

Board Committees: Compensation and Succession (Chair); Executive; Nominating and Corporate Governance

Common stock owned: 37,283 (1)

Percent of class: *

Qualifications, Skills, and Experience

Agriculture / Food / Retail Consumer

M&A

Risk Management

Information Technology / Cybersecurity

Public Boards

- **CURRENT** T-Mobile US, Inc.; Mosaic Company; Camden Property Trust (Lead Independent Trust Manager)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Boys and Girls Clubs of Greater St. Louis (board member); BioSTL (board member); University of Washington Foster School of Business (Advisory Board Chair)
- **PRIOR:** BJC Healthcare (board member); St. Louis Internship Program (board member)

Career Highlights

- **KRW Advisors, LLC** (a consulting and advisory firm founded by Mr. Westbrook)
  - President and Chief Executive Officer (2007-present)
- **Millennium Digital Media Systems, L.L.C.** (a broadband services company)
  - Chairman and Chief Strategic Officer (2006-2007)
  - President and Chief Executive Officer (1997-2006)
- **LEB Communications, Inc.** (an affiliate of Charter Communications)
  - President and Chairman (1993-1996)
- **Paul Hastings Janofsky & Walker LLP**
  - Partner (1990-1993)

---

*   Less than 1% of outstanding shares

(1)   Consists of stock units allocated under our Stock Unit Plan that are deemed to be the equivalent of outstanding shares of common stock for valuation purposes.

(2)   Includes 9,385 stock units allocated under our Stock Unit Plan.

(3)   Includes 53,595 stock units allocated under our Stock Unit Plan.

(4)   Includes 1,310,288 shares held in trust, 238 shares held by a family-owned limited liability company, and 905,920 shares that are unissued but are subject to stock options exercisable within 60 days.

(5)   Smurfit-Stone Container Corporation and its U.S. and Canadian subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009 and emerged in 2010.

DIRECTOR EXPERIENCES, QUALIFICATIONS, ATTRIBUTES, AND SKILLS; BOARD DIVERSITY



The Nominating and Corporate Governance Committee may consider various factors including education, experience, judgment, independence, integrity, availability, and other factors that the Committee deems appropriate.

The Committee strives to recommend candidates that complement the current board members and considers personal characteristics of nominees and current board members, including race, gender, and geographic origin, in an effort to obtain a diversity of perspectives on the Board.

The Committee also considers each director's ability to dedicate sufficient time, energy, and attention to fulfill their duties when it nominates directors each year.

The annual performance evaluation of individual directors includes an assessment of the director's ability to dedicate sufficient time, energy, and attention to fulfill the duties and responsibilities as a member of our Board.

Pursuant to our Corporate Governance Guidelines, a director who is a sitting chief executive officer of a company may serve on the boards of no more than two other public companies in addition to our Board, while all other directors may serve on the boards of no more than four public company boards in total. In nominating directors for election at our annual stockholder meeting, the Board and the Nominating and Corporate Governance Committee have determined that each of our directors is currently compliant with our Corporate Governance Guidelines and has sufficient time, energy, and attention to serve on our Board.

The specific experience, qualifications, attributes, and skills that qualify each of our directors to serve on the Board are described in the biographies above and in the Proxy Summary under "Director Nominee Qualifications, Skills, and Experience" on page 4 and "Director Nominee Diversity, Age, Tenure, and Independence" on page 5.

DIRECTOR NOMINATIONS FROM STOCKHOLDERS

The Nominating and Corporate Governance Committee will consider candidates for director who are recommended by a stockholder. All candidates, regardless of the source of their recommendation, are evaluated using the same criteria.

If a stockholder desires to nominate an individual to stand for election as a director at an annual stockholders' meeting, the stockholder must submit the nominee's name in a written notice delivered to our Corporate Secretary at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual stockholders' meeting. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the notice must be delivered to the Corporate Secretary at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was given or public disclosure of the date of the annual meeting was made (whichever first occurs). Different notice delivery requirements apply if the number of directors to be elected at an annual meeting is being increased, and we do not make a public announcement naming all of the nominees or specifying the size of the increased board at least 100 days prior to the first anniversary of the preceding year's annual meeting.

Any notice of a stockholder nomination must set forth the information required by Section 1.4(c) of our bylaws, must comply with the requirements of Rule 14a-19 under the Exchange Act, and must be accompanied by a written consent from the proposed nominee to being named as a nominee and to serve as a director if elected, a written representation and agreement from the proposed nominee attesting to certain facts set forth in Section 1.4(c)(2) of our bylaws, and a written statement from the proposed nominee as to whether such person intends, if elected, to tender the advance, contingent, irrevocable resignation that would become effective should the individual fail to receive the required vote for re-election at the next meeting of stockholders and upon acceptance of such resignation by the Board. Stockholders may also have the opportunity to include nominees in our proxy statement by complying with the requirements set forth in Section 1.15 of our bylaws.

Corporate Governance

Board Leadership Structure

BOARD CHAIR

Our Company's Board of Directors does not have a current requirement that the roles of Chief Executive Officer and Board Chair be either combined or separated, because the Board believes it is in the best interest of our Company to make this determination based on the position and direction of the Company and the constitution of the Board and management team. The Board regularly evaluates whether the roles of Chief Executive Officer and Board Chair should be combined or separated. The Board's implementation of a careful and seamless succession plan over the past years demonstrates that the Board takes seriously its responsibilities under the Corporate Governance Guidelines to determine who should serve as Board Chair at any point in time in light of the specific circumstances facing our Company. After careful consideration, the Board has determined that having Mr. Luciano, our Company's Chief Executive Officer, continue to serve as Board Chair is in the best interest of our stockholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our Company and the development and implementation of our Company's strategy, and has access to the people, information, and resources necessary to facilitate board function. Therefore, the Board believes at this time that combining the roles of Chief Executive Officer and Board Chair contributes to an efficient and effective board.

LEAD DIRECTOR AND INDEPENDENT OVERSIGHT

Each year, if the Board Chair is not independent, the independent directors elect a Lead Director. Mr. Crews has served as Lead Director since May 2023 and provides strong independent leadership and oversight. The Board believes that having an independent Lead Director provides the Board with independent leadership and facilitates the independence of the Board from management. The Nominating and Corporate Governance Committee regularly evaluates the responsibilities of the Lead Director and considers current trends regarding independent board leadership.

In prior years, the Board has enhanced the Lead Director's responsibilities, as set forth in the Corporate Governance Guidelines, in connection with determining performance criteria for evaluating the Chief Executive Officer; evaluating the Board, committees, and individual directors; and planning for management succession. In accordance with our Corporate Governance Guidelines, the Lead Director:

(1) presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors, and regularly meets with the Board Chair and Chief Executive Officer for discussion of appropriate matters arising from these sessions;

(2) coordinates the activities of the other independent directors and serves as liaison between the Board Chair and the independent directors;

(3) consults with the Board Chair and approves all meeting agendas, schedules, and information provided to the Board, and may, from time to time, invite corporate officers, other employees, and advisors to attend Board or committee meetings whenever deemed appropriate;

(4) interviews, along with the Board Chair and the Chair and members of the Nominating and Corporate Governance Committee, all director candidates and makes recommendations to the Nominating and Corporate Governance Committee;

(5) advises the Nominating and Corporate Governance Committee on the selection of members of the board committees;

(6) advises the board committees on the selection of committee chairs;

(7) works with the Board Chair and Chief Executive Officer to propose a schedule of major discussion items for the Board;

(8) guides the Board's governance processes;

(9) provides leadership to the Board if circumstances arise in which the role of the Board Chair or Chief Executive Officer may be, or may be perceived to be, in conflict;

(10) has the authority to call, and set the agendas for, meetings of the independent directors;

(11) if requested by major stockholders, ensures that the Lead Director is available for consultation and direct communication;

(12) leads the non-management directors in determining performance criteria for evaluating the Chief Executive Officer and coordinates the annual performance review of the Chief Executive Officer;

(13) works with the Chair of the Compensation and Succession Committee to guide the Board's discussion of management succession plans;

(14) works with the Chair of the Nominating and Corporate Governance Committee to facilitate the evaluation of the performance of the Board, committees, and individual directors;

(15) works with the Chair of the Sustainability and Corporate Responsibility Committee to set sustainability and corporate responsibility objectives; and

(16) performs such other duties and responsibilities as the Board may determine.

In addition to electing a Lead Director, our independent directors facilitate the Board's independence by meeting frequently as a group, including meeting in executive session at each regular board meeting, and fostering a climate of transparent communication. The high level of contact and communication between our Lead Director and our Board Chair throughout the year and the specificity contained in the Lead Director's responsibilities also serve to foster effective Board leadership, as demonstrated by the internal investigation led by the Audit Committee regarding certain accounting practices and procedures with respect to ADM's Nutrition reporting segment, including as related to certain intersegment sales, which was initially disclosed in January 2024. For more details on our independent directors, see below under "Independence of Directors" on page 27.

Board Role in Risk Oversight

Management is responsible for day-to-day risk assessment and mitigation activities, and our Company's Board of Directors is responsible for risk oversight, focusing on our Company's overall risk management strategy, our Company's degree of tolerance for risk, and the steps management is taking to manage and mitigate our Company's risks. While the Board as a whole maintains the ultimate oversight responsibility for risk management, the committees of the Board can be assigned responsibility for risk management oversight of specific areas. The Audit Committee currently maintains responsibility for overseeing our Company's enterprise risk management (ERM) process and regularly discusses our Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern our Company's risk assessment and risk management processes. The Audit Committee periodically reports to the Board regarding significant matters identified with respect to the foregoing.

Management has established an Enterprise Risk Management Committee consisting of a Chief Risk Officer and other personnel that represent multiple functional and regional areas within our Company, with broad oversight of the risk management process.

BOARD OF DIRECTORS

Audit Committee

- assists the Board in fulfilling its oversight responsibility to the stockholders relating to the Company's major risk exposures
- oversees the Company's ERM process, focusing on key risk areas including trading, operations, health and safety, workforce, climate, cybersecurity, financial, tax, regulatory, and compliance
- regularly discusses the steps management has taken to monitor and control risk exposure
- regularly reports to the Board regarding significant matters identified

Nominating and Corporate Governance Committee

- assigns oversight of specific areas of risk to other committees
- recommends director nominees who it believes are capable to assess and monitor risk

Compensation and Succession Committee

- oversees process for assessing potential risks arising from compensation policies and practices
- engages an independent outside consultant every other year to review the Company's compensation programs and evaluate the risks in such programs

Sustainability and Corporate Responsibility Committee

- oversees the Company's compliance with sustainability and corporate responsibility laws and regulations
- assesses the Company's performance relating to sustainability and corporate responsibility goals and industry benchmarks, including workplace safety, process safety, environmental, social well-being, diversity and inclusion, corporate giving, and community relations
- reviews sustainability-related risks quarterly through the ERM process

SENIOR MANAGEMENT

Enterprise Risk Management Committee

- ensures ongoing evaluation and implementation of processes to identify, evaluate, and prioritize risks to our Company's objectives
- ensures congruence of risk decisions with our Company's values, policies, procedures, measurements, and incentives or disincentives
- supports the integration of risk assessment and controls into mainstream business processes, planning, and decision-making

- identifies roles and responsibilities across our Company in regard to risk assessment and control functions
- promotes consistency and standardization in risk identification, reporting, and controls across our Company
- ensures sufficient information capabilities and information flow to support risk identification and controls and alignment of technology assets

- regularly evaluates the overall design and operation of the risk assessment and control process, including development of relevant metrics and indicators
- reports regularly to senior management and the Board regarding the above-described processes and the most significant risks to our Company's objectives

CYBERSECURITY

The Board has oversight of cybersecurity risk, which it manages as part of the ERM program. The Board is assisted by the Audit Committee, which regularly reviews the cybersecurity program with management and reports to the full Board. Cybersecurity reviews by the Audit Committee or the Board generally occur quarterly, or more frequently as determined to be necessary or advisable. In recent years, the Board added a director, Mr. Colbert, who had served as Chief Information Officer for a large public company with sensitive information to assist the Board and Audit Committee in overseeing cybersecurity risks.

For additional details on cybersecurity risks and ADM's cybersecurity program, please see Item 1C, "Cybersecurity" included in the Company's 2023 Annual Report on Form 10-K.

Sustainability and Corporate Responsibility

At ADM, sustainable practices and a focus on environmental and social responsibility are foundational to the Company's purpose and culture, and integral to the work the Company does every day to serve customers and create value for stockholders.

SUSTAINABILITY

Our disclosure for sustainability topics, including climate change and nature, are guided by the Global Reporting Initiative (GRI), Taskforce on Climate-Related Financial Disclosures (TCFD), and Taskforce on Nature-Related Financial Disclosures (TNFD) frameworks including Governance, Strategy, Risk Management, and Metrics & KPIs.

Governance: Our sustainability efforts are overseen by our Board of Directors, including a dedicated Sustainability and Corporate Responsibility Committee, and led by our Chief Sustainability Officer (CSO), who is supported by regional sustainability teams. For more on the Sustainability and Corporate Responsibility Committee, see below on page 30.

Strategy: We have aligned our sustainability efforts with the United Nations Sustainable Development Goals, which serve as a road map to achieve a better future for all. Specifically, we are focusing our efforts toward Zero Hunger, Clean Water and Sanitation, Climate Action, and Life On Land, as described in more detail below.

UN SDG	IUCN Societal Challenges	ADM Programs
Zero Hunger	Food Security	• Regenerative and sustainable agriculture projects that increase food production while promoting farm economic stability, minimizing chemical inputs, protecting water quality, and improving soil health and biodiversity • Assessing and addressing post-harvest loss • Food security and hunger relief
Clean Water and Sanitation	Water Security	• Developing a global strategy focused on improving community well-being in priority watersheds including water-stressed areas by 2025 • Clean water projects through ADM Cares
Climate Action	Climate Change Mitigation and Adaptation	• Carbon reduction project identification and glidepath (for more information, see our website at www.adm.com/globalassets/sustainability/2022-landing/c17-2023-carbon-reduction-program-assessment-update—final-11-14-23.pdf) • Permanent carbon capture and storage (CCS) via onsite injection and geological sequestration
Life on Land	Environmental Degradation and Biodiversity Loss	• No-Deforestation and No-Conversion Program (for more information, see our website at www.adm.com/en-us/sustainability/sustainability-reports/#sa-soy-action-plan) • Regenerative Agriculture Program (for more information, see our website at www.adm.com/globalassets/adm-2023-regenerative-agriculture-report2.pdf) • Biodiversity collaborations through ADM Cares

Risk Management: Sustainability risks are identified through several processes, including TCFD Scenario Analysis, and tracked and monitored in our ERM program.

In 2023, we launched our supply chain due diligence program and conducted a human rights saliency exercise. ADM has begun identifying and assessing nature-related issues using the LEAP framework from TNFD.

KPIs, Goals and Disclosure: Tracking key performance indicators (KPIs) and setting goals and targets enables us to measure and demonstrate progress toward our sustainability strategy.

In 2023, we added three new goals:

• We aim to eliminate native habitat conversion by 2025 in high risk areas of South America.

• We aim to have 25% of our total energy usage derived from low-carbon sources by 2035.

• We aim to reduce our absolute water usage by 10% by 2035 over a 2019 baseline.

Our Corporate Sustainability Report contains specific data and disclosures and is available on our website at www.adm.com/sustainability.

SOCIAL IMPACT

ADM's corporate social investment program, ADM Cares, aligns the Company's corporate giving with its business strategies and sustainability objectives. Through the program, ADM works to sustain and strengthen its commitment to communities where ADM colleagues work and live by directing funding to initiatives and organizations driving meaningful social, economic, and environmental progress. Our three sustainability focus areas of giving are: sustainability, food security, and health and well-being.

DIVERSITY, EQUITY, AND INCLUSION

ADM believes diversity, equity, and inclusion (DE&I) are key business priorities that will enable ADM to continue innovating, driving growth through customer focus, and delivering outstanding performance for stockholders. Part of ADM's vision is to foster an inclusive culture with equitable opportunities for all employees so that all members of its diverse, global workforce belong and make meaningful contributions to the success of each other and the Company.

The Company's comprehensive DE&I strategy is focused on Recruitment, Advancement, Development, Retention, and Culture, and is supported by a global DE&I council, which reflects the Company's global business strategy across four regions of the world. ADM's DE&I strategy is overseen by the Sustainability and Corporate Responsibility Committee of the Board. The Senior Vice President, Chief People and Diversity Officer meets periodically with the Sustainability and Corporate Responsibility Committee to discuss ADM's diversity progress and strategy.

In support of ADM's commitment to a productive, diverse, and inclusive workforce, it is a signatory to the CEO Action for Diversity & Inclusion™ and a member of Paradigm for Parity®. At the industry level, ADM founded and currently participates in Together We Grow, a consortium of agricultural industry leaders united in a shared belief that American agriculture's best days are yet to come. Emphasizing diversity and inclusion, Together We Grow works to build a modern workforce with the skills, experience, and capabilities needed to keep pace with the growing world.

For additional details, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

SAFETY

At ADM, we are committed to providing a safe working environment for all our employees and contractors. For the last several years, the Company has been working to significantly reduce its incident rate by strengthening its safety culture and systems so everyone will go home safely to their families and the things that are most important to them.

ADM sets high standards for the safety of our employees, contractors, and workplaces, including maintaining a goal of zero fatalities. In 2023, we did not meet our expectations for safety. The Company had two ADM colleague fatalities and 12 serious injuries in 2023. About 76% of ADM's sites completed the year without recordable injuries and about 90% without lost workday injuries. The Company is taking a series of actions to improve not only the occupational safety of our colleagues, but also to improve the full process systems that support our daily operations efforts. Through the guidance of the Environmental, Health, and Safety Technology Center, the operations teams focused on the following programs to reduce the most serious injuries:

- Safe Work Permit and Last Minute Risk Assessment Standards;
- Gloves Clock-to-Clock Program;
- New Site Integration Process; and
- Loss Prevention Principles

Through continued application of these programs, ADM aims to continue to reduce its recordable injury rate in 2024 versus 2023. For additional details, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Board Role in Overseeing Political Activities

The Board of Directors believes that participation in the political process is important to our business and our communities. ADM and our political action committee (ADMPAC), funded by our employees' voluntary contributions, support candidates in a bipartisan manner. These candidates and elected officials represent assets and/or areas with a large colleague presence and have a role in advancing our policy priorities related to our business. Contributions are not an endorsement of every position taken by an official on every issue. Decisions by ADMPAC to support particular candidates and/or organizations are made consistent with the ADM PAC By-Laws and guided by our policies. ADMPAC submits to the Federal Election Commission (FEC) regular, detailed reports on all political contributions. Reports are publicly available on the FEC's website. Similarly, contributions to state candidates are disclosed to relevant state authorities and typically disclosed on individual states' websites.

In addition to our contributions to individual candidates for public office and candidate committees, we also have supported a small number of so-called "527" groups, including the Democratic Governors Association, Democratic Legislative Campaign Committee, Democratic Lieutenant Governors Association, the Republican Governors Association, and the Republican State Leadership Committee. We do not support independent political expenditures or 501(c)(4) organizations. Finally, we have memberships in several industry, trade, and business associations representing the agriculture and the business community. If a trade association engages in federal lobbying activity, the amount of dues associated with this advocacy are reported in our quarterly LD2 filings.

We engage in a centralized, deliberative process when making decisions about the Company's political participation to ensure that it complies with all applicable laws and makes appropriate disclosures. Contributions of greater than $1,000 require the approval of the board of directors of ADMPAC. The ADMPAC board of directors is chaired by the vice president of state government relations and composed of employees who represent various business and functional segments of the Company. Contributions of less than $1,000 may be authorized by the Company's vice president of government relations and vice president of state government relations. All contributions receive legal review by external counsel.

The Board provides oversight of ADMPAC's and the Company's political activities, political contributions, and compliance with relevant laws. At each quarterly board meeting, the Nominating and Corporate Governance Committee, on behalf of the Board, reviews and provides guidance on our political contributions in the previous quarter. Any member of the Board may obtain further detailed information concerning political contributions, trade associations, compliance with federal and state laws, or any other related topic from the Company's Government Relations team.

For more information on ADM's political policies and activities, please see https://www.adm.com/our-company/us-political-contributions.

Code of Conduct

ADM recently completed a comprehensive review and update of its Code of Conduct, which has been adopted by the Board and sets forth standards regarding matters such as honest and ethical conduct, compliance with law, and full, fair, accurate, and timely disclosure in reports and documents that we file with the Securities and Exchange Commission (SEC) and in other public communications. The Code of Conduct applies to all of our directors, employees, and officers, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Conduct is available at our website, https://www.adm.com/our-company/the-adm-way/code-of-conduct, and is available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. Any amendments to certain provisions of the Code of Conduct or waivers of such provisions granted to certain executive officers will be disclosed promptly on our website.

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions and transactions in our securities by our directors, officers, and employees, which is reasonably designed to promote compliance with insider trading laws, rules, and regulations.

Board, Committee, and Director Evaluations

The Board of Directors believes that a robust annual evaluation process is a critical part of its governance practices. Accordingly, the Nominating and Corporate Governance Committee oversees an annual evaluation of the performance of the Board, each committee of the Board, and each individual director. This year, the Nominating and Corporate Governance Committee engaged an independent outside lawyer who had served as a director and general counsel of public companies to conduct an in-depth interview of each director on the performance of the Board, committees, and individual directors. The outside lawyer provided reports on each committee to the chair of the committee, and reports on individual directors to the Board Chair, the Lead Director, and the Chair of the Nominating and Corporate Governance Committee. The Lead Director then delivered to and discussed with each individual director the evaluation of such director. Results of the performance evaluations of the committees and the Board were discussed at appropriate committee meetings and with the full Board.

The Board utilizes the results of these evaluations in making decisions on board agendas, board structure, committee responsibilities and agendas, and continued service of individual directors on the Board.



Interviews with independent outside lawyer > Results delivered to Board Chair, Lead Director, and Chair of the Nominating and Governance Committee > Individual evaluations are discussed with each director > Committee and Board evaluations are discussed at committee meetings and with the full Board

Independence of Directors

The Board of Directors has reviewed business, familial, and charitable relationships between our Company and each non-employee director and director nominee to determine compliance with applicable NYSE independence standards and our bylaw independence standards, and to evaluate whether there are any other facts or circumstances that might impair a director's or nominee's independence. Based on that review, the Board has determined that ten of its eleven current members, Messrs. Burke, Colbert, Collins, Crews, Moore, and Westbrook, Mses. Harrison and Sandler, and Drs. de Brabander and Schlitz are independent. Mr. Luciano is not independent under the NYSE or bylaw standards because of his employment with us.

In determining that each director and nominee is independent (other than Mr. Luciano), the Board reviewed the following transactions, relationships, or arrangements where the director is an officer of the third party. The Board determined that the amounts or relationships involved in each of the following matters fall below applicable thresholds or outside the NYSE or bylaw independence standards, that neither of the directors had a direct or indirect material interest in the matters described below, and that such matters do not impair the independence of any director or nominee.

Name	Matters Considered
E. de Brabander	Ordinary course business with Elanco, where she serves as Executive Vice President of Innovation and Regulatory Affairs (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
L. Z. Schlitz	Ordinary course business with Johnson Controls, where she serves as Vice President and President, Global Products (purchases from ADM of certain equipment products and services on an arm's length basis).

In addition, the Board noted that the following directors are, or were during 2023, a member of the board of the following organizations that ADM had purchases from, or sales to, during 2023: Mr. Collins, Cibus, Inc. and Pivot Bio; Mr. Crews, WestRock Company; Ms. Harrison, WestRock Company and Ashland Global Holdings; Ms. Sandler, Keurig Dr. Pepper Inc. and Pharmavite; and Mr. Westbrook, Mosaic Company and T-Mobile US, Inc. Because in each case such transactions were on an arm's length basis, the director served only as a board member of such organization, and none of the directors had a direct or indirect material interest in the matters described above, the Board determined that such matters do not impair the independence of any director.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set forth the Board's policies on governance issues. The guidelines, along with the written charters of each of the committees of the Board and our bylaws, are posted on our website, https://www.adm.com/investors/corporate-governance, and are available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601.

Independent Executive Sessions

In accordance with our Corporate Governance Guidelines, the non-management directors meet in executive session at least quarterly. If the non-management directors include any directors who are not independent pursuant to the Board's determination of independence, at least one executive session each year includes only independent directors. The Lead Director, or in his or her absence, the chair of the Nominating and Corporate Governance Committee, presides at such meetings of independent directors. The non-management directors met in independent executive session four times during fiscal year 2023.

Board Meetings and Attendance at Annual Meetings of Stockholders

During the last fiscal year, the Board of Directors held seven meetings. All incumbent directors attended 75% or more of the combined total meetings of the Board and the committees on which they served during such period. Our Corporate Governance Guidelines provide that all directors standing for election are expected to attend the annual meeting of stockholders. All director nominees standing for election at our last annual stockholders' meeting held on May 4, 2023, attended that meeting.

Information Concerning Committees and Meetings

The Board's standing committees for the year ended December 31, 2023, consisted of the Audit, Compensation and Succession, Nominating and Corporate Governance, Sustainability and Corporate Responsibility, and Executive Committees. Each committee operates pursuant to a written charter adopted by the Board, available on our website, www.adm.com.

AUDIT COMMITTEE

The Audit Committee consists of Mr. Burke (Chair), Mr. Colbert, Dr. de Brabander, Ms. Harrison, Mr. Moore, and Ms. Sandler. The Audit Committee met nine times during the most recent fiscal year. All of the members of the Audit Committee were determined by the Board to be independent directors, as that term is defined in our bylaws, in the NYSE listing standards, and in Section 10A of the Exchange Act. No director may serve as a member of the Audit Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such service would not impair such director's ability to serve effectively on the Audit Committee.

The Audit Committee reviews:

1. the overall plan of the annual independent audit;

2. financial statements;

3. the scope of audit procedures;

4. the performance of our independent auditors and internal auditors;

5. the auditors' evaluation of internal controls;

6. the Company's oversight of risk and the ERM program;

7. matters of legal and regulatory compliance;

8. the performance of our Company's tax, compliance, and insurance functions;

9. business and charitable relationships and transactions between us and each non-employee director, director nominee, and executive officer to assess potential conflicts of interest and impairment of independence; and

10. the Company's earnings press releases and information provided to analysts and investors.

For additional information with respect to the Audit Committee, see the sections of this proxy statement entitled "Board Role in Risk Oversight," "Report of the Audit Committee," and "Audit Committee Pre-Approval Policies."

COMPENSATION AND SUCCESSION COMMITTEE

The Compensation and Succession Committee consists of Mr. Westbrook (Chair), Mr. Colbert, Mr. Collins, and Dr. Schlitz. The Compensation and Succession Committee met four times during the most recent fiscal year. All of the members of the Compensation and Succession Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards, including the NYSE listing standards specifically applicable to compensation committee members.

The Compensation and Succession Committee:

1. establishes and administers a compensation policy for senior management;

2. reviews and approves the compensation policy for all of our employees and our subsidiaries other than senior management;

3. approves all compensation elements with respect to our directors, executive officers, and all employees with a base salary of $500,000 or more;

4. reviews and monitors our financial performance as it affects our compensation policies or the administration of those policies;

5. establishes and reviews a compensation policy for non-employee directors;

6. reviews and monitors our succession plans;

7. approves awards to employees pursuant to our incentive compensation plans;

8. approves major modifications in the employee benefit plans with respect to the benefits that salaried employees receive under such plans;

9. ensures succession processes are in place to aid business continuity; and

10. oversees and administers policies, plans, and agreements concerning the recoupment of incentive compensation, or "clawback policies."

The Compensation and Succession Committee provides reports to the Board and, where appropriate, submits actions to the Board for ratification. Members of management attend meetings of the committee and make recommendations to the committee regarding compensation for officers other than the Chief Executive Officer. In determining the Chief Executive Officer's compensation, the committee considers the evaluation prepared by the non-management directors.

To the extent consistent with the General Corporation Law of Delaware, the committee may delegate the authority to grant equity awards to individuals who are not directors or executive officers. The charter for the Compensation and Succession Committee also provides that the committee may form subcommittees and delegate tasks to them.

For additional information on the responsibilities and activities of the Compensation and Succession Committee, including the committee's processes for determining executive compensation, see the section of this proxy statement entitled "Compensation Discussion and Analysis."

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee consists of Mr. Moore (Chair), Mr. Burke, Ms. Sandler, and Mr. Westbrook. The Nominating and Corporate Governance Committee met four times during the most recent fiscal year. All of the members of the Nominating and Corporate Governance Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards.

The Nominating and Corporate Governance Committee:

1. identifies individuals qualified to become members of the Board, including evaluating individuals appropriately suggested by stockholders in accordance with our bylaws;

2. recommends individuals to the Board for nomination as members of the Board and board committees;

3. develops and recommends to the Board a set of corporate governance principles applicable to the Board and the Company;

4. assigns oversight of particular risk areas to other committees of the board;

5. leads the evaluation of the directors, the Board, and board committees; and

6. has oversight responsibility for certain of the Company's corporate objectives and policies.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

The Sustainability and Corporate Responsibility Committee consists of Ms. Harrison (Chair), Mr. Collins, Dr. de Brabander, and Dr. Schlitz. The Sustainability and Corporate Responsibility Committee met four times during the most recent fiscal year. All of the members of the Sustainability and Corporate Responsibility Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards.

The Sustainability and Corporate Responsibility Committee:

1. oversees objectives, goals, strategies, and activities relating to sustainability and corporate responsibility matters, including workplace safety, process safety, environmental, social well-being, diversity, equity, and inclusion, corporate giving, and community relations;

2. receives and reviews reports from management regarding strategies, activities, compliance, and regulations regarding sustainability and corporate responsibility;

3. has authority to obtain advice and assistance from internal or external advisors; and

4. leads the evaluation of the Company's performance related to sustainability and corporate responsibility.

For more information on the Company's sustainability and corporate responsibility efforts, see the section of this proxy statement entitled "Sustainability and Corporate Responsibility."

EXECUTIVE COMMITTEE

The Executive Committee consists of Mr. Luciano (Board Chair), Mr. Crews (Lead Director), Mr. Burke (Chair of the Audit Committee), Ms. Harrison (Chair of the Sustainability and Corporate Responsibility Committee), Mr. Moore (Chair of the Nominating and Corporate Governance Committee), and Mr. Westbrook (Chair of the Compensation and Succession Committee). The Executive Committee did not meet during the most recent fiscal year. The Executive Committee acts on behalf of the Board to determine matters which, in the judgment of the Board Chair, do not warrant convening a special board meeting but should not be postponed until the next scheduled board meeting. The Executive Committee exercises all the power and authority of the Board in the management and direction of our business and affairs except for matters which are expressly delegated to another board committee and matters that cannot be delegated by the Board under applicable law, our certificate of incorporation, or our bylaws.

Stockholder Outreach and Engagement

As part of our commitment to effective corporate governance practices, in late 2023 and early 2024 we reached out to many of our largest institutional stockholders to hold formal discussions with them to better understand their views on key topics. We intend to continue our outreach efforts following the filing of this proxy statement. Our Lead Director (who, as provided in the Corporate Governance Guidelines, ensures that he is available for consultation and direct communication with major stockholders), General Counsel, Chief People Officer, Chief Sustainability Officer, and other management participated in these meetings to discuss and obtain feedback on our Board of Directors, corporate governance, ERM, executive compensation, environmental, social, and governance (ESG) issues, and other related issues important to our stockholders.

We share stockholder feedback with the Board and its committees to enhance our governance, compensation, and ESG practices. We also review the voting results of our most recent annual meeting of stockholders, the governance practices of similar public companies, and current trends in governance as we consider enhancements to our governance practices and disclosure. We value our dialogue with our stockholders and believe our outreach efforts, which are in addition to our other communication channels available to our stockholders and interested parties, provide transparency of our corporate governance, risk management, compensation, ESG, and other related practices and help ensure that our practices continue to evolve and reflect the insights and perspectives of our many stakeholders. We welcome suggestions from our stockholders on how the Board and management can enhance this dialogue in the future.

COMMUNICATIONS WITH DIRECTORS

We have approved procedures for stockholders and other interested parties to send communications to individual directors or the non-employee directors as a group. You should send any such communications in writing addressed to the applicable director or directors in care of the Secretary, ADM, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. All correspondence will be forwarded to the intended recipients.

Director Compensation

Our standard compensation for non-employee directors consists of an annual retainer of $325,000 and additional annual stipends for service as Lead Director ($40,000), Chair of the Audit Committee (effective as of the second quarter of 2023, this increased from $30,000 to $35,000), Chair of the Compensation and Succession Committee ($25,000), Chair of the Nominating and Corporate Governance Committee ($20,000), and Chair of the Sustainability and Corporate Responsibility Committee ($20,000).

Directors may elect to receive up to $125,000 of their annual retainer in cash or stock units, and the remaining portion of the annual retainer and any stipends are paid in stock units. Each stock unit is deemed for valuation and bookkeeping purposes to be the equivalent of a share of our common stock.

Stock units are credited to the account of each non-employee director on a quarterly basis in an amount determined by dividing the quarterly amount of the retainer or stipend to be paid in stock units by the fair market value of a share of our common stock on the last business day of that quarter, and are fully-vested at all times. As of any date on which cash dividends are paid on our common stock, each director's stock unit account is also credited with stock units in an amount determined by dividing the dollar value of the dividends that would have been paid on the stock units in that director's account had those units been actual shares by the fair market value of a share of our stock on the dividend payment date. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. Each stock unit is paid out in cash on the first business day following the earlier of (i) five years after the end of the calendar year that includes the quarter for which that stock unit was credited to the director's account, and (ii) when the director ceases to be a member of the Board. The amount to be paid will equal the number of stock units credited to a director's account multiplied by the fair market value of a share of our stock on the payout date. A director may elect to defer the receipt of these payments in accordance with the plan.

We do not pay fees for attendance at board and committee meetings. Directors are reimbursed for out-of-pocket traveling expenses incurred in attending board and committee meetings. Directors may also be provided with certain perquisites from time to time.

The following table summarizes compensation provided to each non-employee director for services provided during fiscal year 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Unit Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
M. S. BURKE	125,000	226,250	33,105	384,355
T. COLBERT	125,000	200,000	12,107	337,107
J. C. COLLINS, JR.	125,000	200,000	3,453	328,453
T. K. CREWS	125,000	237,500	88,921	451,421
E. DE BRABANDER[4]	82,418	131,869	681	214,968
D. E. FELSINGER[4]	84,918	60,000	135,377	280,295
S. F. HARRISON	125,000	220,000	38,592	383,592
P. J. MOORE	125,000	220,000	150,912	495,912
F. J. SANCHEZ[4]	81,181	50,000	8,959	140,140
D. A. SANDLER	125,000	200,000	43,491	368,491
L. Z. SCHLITZ	125,000	200,000	25,724	350,724
K. R. WESTBROOK	125,000	225,000	78,053	428,053

(1) As described above, up to $125,000 of the annual retainer may be paid in cash or in stock units, or a combination of both, at the director's election. The remainder of the retainer and any stipends are paid in stock units. All compensation paid in stock units is reported in the "Stock Awards" column.

(2) The amounts set forth in this column represent the grant date fair value of stock units paid to each of the listed directors computed in accordance with the provisions of FASB ASC Topic 718. Each of the listed directors is a non-employee director and the fair value of services provided by each director has been used to calculate the number of stock units credited to each director by dividing the quarterly fair value of the services provided by the fair market value of a share of our Company's common stock on the last business day of the quarter. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. The aggregate number of stock units credited to the account of each non-employee director (or in the cases of Mr. Felsinger and Mr. Sanchez, former directors) as of December 31, 2023 (including mandatory stock unit grants, voluntary elections to receive stock units, and the deemed reinvestment of dividends) was as follows:

Name	Number of Stock Units at 12/31/23
M. S. Burke	19,804
T. Colbert	7,818
J. C. Collins, Jr.	2,938
T. K. Crews	51,322
E. de Brabander	1,095
D. E. Felsinger	67,752
S. F. Harrison	22,851
P. J. Moore	83,367
F. J. Sanchez	—
D. A. Sandler	25,515
L. Z. Schlitz	15,496
K. R. Westbrook	45,127

(3) The amounts in this column consist of: (i) for all directors, the dividend equivalent amounts paid in stock units in 2023 on stock awards; and (ii) for Messrs. Felsinger and Moore, $5,000 in charitable gifts pursuant to the Company's matching charitable gift program which is available to substantially all employees and non-employee directors.

(4) Dr. de Brabander joined the Board upon her election at the 2023 annual meeting of stockholders on May 4, 2023. Mr. Felsinger and Mr. Sanchez were directors of the Company until the 2023 annual meeting of stockholders.

Director Stock Ownership Guidelines

Our Company has guidelines regarding ownership of shares of our common stock by our non-employee directors. These guidelines call for non-employee directors to own shares of common stock (including stock units issued pursuant to the Stock Unit Plan for Non-Employee Directors) over time with a fair market value of not less than five times the amount of the maximum cash portion of the annual retainer. Application of these guidelines will consider the time each director has served on the Board of Directors, as well as stock price fluctuations that may impact the achievement of the five times cash retainer ownership guidelines.

We prohibit directors from hedging or pledging Company securities.

Proposal No. 2—Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Exchange Act, the following proposal provides our stockholders with an opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement. In considering your vote, you may wish to review the "Compensation Discussion and Analysis" discussion herein, which provides details as to our compensation policies, procedures, and decisions regarding the named executive officers, as well as the Summary Compensation Table and other related compensation tables, notes, and narrative disclosures in this proxy statement. This vote is not intended to address any specific element of our executive compensation program, but rather the overall compensation program for our named executive officers.

The Compensation and Succession Committee, which is comprised entirely of independent directors, and the Board of Directors believe that the executive compensation policies, procedures, and decisions made with respect to our named executive officers are competitive, are based on our pay-for-performance philosophy, and are focused on achieving our Company's goals and enhancing stockholder value.

Accordingly, for the reasons discussed above and in the "Compensation Discussion and Analysis" section of this proxy statement, the Board asks our stockholders to vote FOR the adoption of the following resolution to be presented at the Annual Meeting of Stockholders in 2024:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section, the compensation tables, and the related narrative disclosure in this Proxy Statement.

Although this advisory vote is not binding on the Board of Directors, the Board and the Compensation and Succession Committee will review and expect to take into account the outcome of the vote when considering future executive compensation decisions.

 **The Board of Directors recommends that you vote FOR the approval of the advisory resolution on the compensation of our Company's named executive officers, as disclosed in this proxy statement. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

Compensation Discussion and Analysis

Table of Contents

Our NEOs

This Compensation Discussion and Analysis describes the compensation of the following named executive officers, or NEOs:

Juan R. Luciano
*Board Chair, Chief Executive Officer
and President*
Years with ADM: 12

Greg A. Morris
*Senior Vice President and President,
Agricultural Services and Oilseeds*
Years with ADM: 29

Vikram Luthar
*Senior Vice President and Chief Financial Officer
(on administrative leave)**
Years with ADM: 19

Christopher M. Cuddy
*Senior Vice President and President,
Carbohydrate Solutions*
Years with ADM: 25

Regina Bynote Jones
*Senior Vice President, General Counsel
and Secretary***
Years with ADM: 1

Vincent F. Macciocchi
*Former Senior Vice President and President,
Nutrition, and Chief Sales and
Marketing Officer****
Years with ADM: 11

*   As previously disclosed, Mr. Luthar was placed on administrative leave effective January 19, 2024. Ismael Roig was appointed to serve as Interim Chief Financial Officer, in addition to his positions as President of EMEA and President of Animal Nutrition. In connection with Mr. Roig serving as Interim Chief Financial Officer, the Compensation and Succession Committee approved the payment of a monthly cash stipend of $35,000 to him while he serves as Interim Chief Financial Officer, and a one-time grant of RSUs to him in the amount of $1,000,000.

**   Ms. Jones joined the Company on September 5, 2023.

***   Mr. Macciocchi was no longer an executive officer of the Company as of November 13, 2023, but remained employed by the Company in a transition support role to his successor until Mr. Macciocchi's retirement from the Company on December 31, 2023. Mr. Macciocchi's tenure included tenure at a predecessor company that ADM acquired in 2014.

Executive Summary

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES

ADM unlocks the power of nature to enrich the quality of life and provide access to nutrition worldwide. ADM is a global leader in human and animal nutrition and one of the world's premier agricultural origination and processing companies. In order to achieve this, we must attract, engage, and retain highly talented individuals who are committed to our core values of integrity, excellence, teamwork, resourcefulness, responsibility, and respect for others. Our compensation programs are designed to help achieve our annual *and* long-term priorities. Our compensation and benefit programs are based on the following objectives:

- **Reinforce a high-performance culture**—linking short- and long-term compensation with individual and Company performance;

- **Emphasize the long-term**—structuring executive compensation to include a significant percentage of long-term equity awards;

- **Focus on results**—rewarding executives for long-term stockholder value creation, excellence in leadership, and implementing our business strategy;

- **Remain market competitive**—providing compensation that is consistent with the scope of responsibilities of the role with other comparable organizations to attract and retain high quality executive talent; and

- **Maintain internal equity**—structuring compensation and benefit programs with consistent features for employees and executives across the organization.

2023 PERFORMANCE HIGHLIGHTS[1]

In 2023, ADM achieved strong performance, overcoming multiple market and geopolitical challenges, including high cost inflation, supply chain bottlenecks, and the logistical and human challenges caused by the war in Ukraine. In the face of these challenges, we kept our focus on strong execution, continuous improvement efforts, and delivering winning solutions for our customers.

Here are some highlights ADM achieved in 2023.

Operating Profit	Soybean and Renewable Fuels	Dividend Increase	Repurchases and Dividends
$6.2B	Advanced strategic initiatives, including completing the construction and commissioning of our new joint venture soybean processing complex in Spiritwood, North Dakota, which is providing feedstock to help meet the increasing demand for renewable fuels.	**+11%**	**$3.7B**
Achieved second best financial performance in company history, achieving $6.98 in adjusted earnings per share and $6.2 billion of adjusted segment operating profit.		Delivered strong cash flows and balance sheet, which supported an 11% dividend increase, marking the 51st consecutive year of increases and 91 years of uninterrupted dividends.	Maintained disciplined and balanced capital allocation, with $3.7 billion of cash returned to shareholders via repurchases and dividends.

KEY EXECUTIVE COMPENSATION ACTIONS FOR 2023:

- **Modest base salary changes**—NEO salaries were increased 2% to 4% for most NEOs, reflecting appropriate competitive adjustments and a continued focus on performance-based pay;

- **Earned incentives on strong company performance**—Earned annual incentive for 2023 was between 95.9% and 120.9% of target for NEOs, reflecting strong performance versus preestablished company-wide goals for EBITDA, ROIC, and several strategic objectives including 1ADM related milestones and innovation goals; and

- **Earned LTI for long-term results**—Earned performance share units (PSUs) for 2021-2023 were based on results versus preestablished goals for ROIC (50%), CAGR Nutrition operating profit growth (50%) and a relative TSR modifier; the above maximum performance on the ROIC metric was averaged with no payout on the Nutrition metric, resulting in an earned number of PSUs at 100% of target. While relative TSR performance results would have produced a positive modifier to the award, the Compensation and Succession Committee exercised negative discretion and did not adjust the number of PSUs earned for such modifier.

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[1] Adjusted Earnings Per Share (earnings per share, adjusted to exclude the impact of certain items), Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items), and adjusted segment operating profit (segment operating profit excluding certain items) are financial measures that have not been calculated in accordance with generally accepted accounting principles (GAAP). Annex A to this Proxy Statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

OVERVIEW OF OUR COMPENSATION PROGRAM

Total direct compensation for ADM executives is delivered through a mix of cash and equity awards that emphasizes multiple performance factors tied to stockholder value creation over short and long-term time horizons. The three key elements of our compensation program are base salary, annual cash incentive awards, and long-term equity incentive (LTI) awards.

We believe our salaries and performance-based annual cash incentive awards encourage and reward annual business results, while maintaining a focus on Company specific strategic goals. Our LTI program rewards for sustained performance against critical performance metrics. Our executive stock ownership guidelines (discussed under "Compensation Policies and Governance—Executive Stock Ownership"), which require executives to own meaningful amounts of ADM common stock, align our executives' interests in delivering sustainable stockholder returns.

SIGNIFICANT 2023 COMPENSATION ACTIONS

In 2023, our CEO received a base salary increase of 4%. One of the other NEOs received a base salary increase of 2% and another NEO received a base salary increase of 3.3%. The base salaries of the remaining NEOs were unchanged in 2023. For details, see "2023 Executive Compensation Decisions—Individual Compensation Decisions." In 2023, the NEOs received, on average, 59% of their total target direct compensation in performance-based pay, and 74% of their total target direct compensation in equity awards. For these purposes, we consider the base salary paid in 2023, the target annual cash incentive for 2023, and the target award value of equity (the dollar amount of such awards as approved by the Compensation and Succession Committee) granted in 2023 for the 2023-2025 performance period.

As in recent years, for the 2023 annual cash incentive plan, the Compensation and Succession Committee retained adjusted EBITDA and adjusted ROIC as two of the performance metrics, and also selected three specific and relevant strategic goals in order to drive accountability for important 2023 annual priorities. For details on the three strategic goals prescribed for the 2023 annual bonuses, see "2023 Executive Compensation Decisions—2023 Annual Cash Incentives."

In 2023, the Compensation and Succession Committee granted annual equity awards in the form of 60% performance share units (PSUs) and 40% time-based restricted stock units (RSUs) to the NEOs. The PSUs will vest based on ADM's performance against specific goals over a three-year performance period that will end on December 31, 2025. The RSUs will vest one-third each year over a three-year period. For details, see "2023 Executive Compensation Decisions—Equity-Based Long-Term Incentives."

The charts below present the mix of total target direct compensation awarded to the NEOs in 2023. For Ms. Jones, the "Average Other NEOs Pay Mix" chart reflects her 2023 base salary and target annual incentive bonus on an annualized basis, and excludes her one-time make-whole replacement cash incentive and equity award.

CEO PAY MIX


Long Term Incentive
Performance Based Pay
6.7%
13.5%
31.9%
47.9%

- Base
- Annual Incentive Bonus
- PSUs
- Time Vested RSUs

61.4%
Performance-Based Pay

AVERAGE OTHER NEOS PAY MIX


Long Term Incentive
Performance Based Pay
16.1%
16.1%
27.1%
40.7%

- Base
- Annual Incentive Bonus
- PSUs
- Time Vested RSUs

56.8%
Performance-Based Pay

EXECUTIVE OFFICER TRANSITIONS IN 2023

In August 2023, we announced that Regina Bynote Jones was appointed Senior Vice President, General Counsel and Secretary, effective September 5, 2023. She succeeded D. Cameron Findlay, our then Senior Vice President, General Counsel and Secretary, after announcing his plan to retire from the Company.

In connection with Ms. Jones' appointment, the Compensation and Succession Committee approved the following elements of Ms. Jones' compensation:

- an initial annual base salary of $725,004,

- one-time make-whole awards, intended to replace the cash incentives and unvested equity awards that Ms. Jones forfeited from her prior employer to join the Company:

  - cash incentive: $630,000 payable in March 2024 (to replace the portion of annual bonus forfeited upon departure),

  - equity award: approximate grant date value of $3,320,000 granted in the form of RSUs, vesting 50% each year on the first and second anniversaries of the September 5, 2023 grant date (to replace the value of unvested equity awards forfeited upon departure),

- participation in the Company's 2023 annual cash incentive plan at a target opportunity of 100% of her base salary, prorated based upon her start date with the Company,

- an annual equity award with an approximate grant date value of $2,300,000, granted in the form of 60% PSUs with the same terms as the Company's annual 2023 PSU awards for the other executive officers, and 40% RSUs, vesting one-third each year over a three-year period following the September 5, 2023 grant date, and

- a $200,000 relocation assistance lump sum payment.

On November 10, 2023, we announced that Vincent F. Macciocchi, our Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer of the Company, would be retiring, effective December 31, 2023. Effective as of November 13, 2023, Mr. Macciocchi was no longer an executive officer, but he remained employed by the Company until December 31, 2023. There were no changes to Mr. Macciocchi's compensation between November 13, 2023 and December 31, 2023. Pursuant to the terms of the applicable award agreements, upon his retirement on December 31, 2023, Mr. Macciocchi's outstanding equity awards (other than the retention performance-based RSUs (the PRSUs) granted to him in 2022 which were forfeited upon his retirement) continue to vest in accordance with their original vesting schedule.

EXECUTIVE COMPENSATION BEST PRACTICES

We annually evaluate all elements of NEO pay to ensure alignment with performance objectives, market best practices, and stockholder interests. In addition, ADM's Lead Director, our CEO, and our Chief People Officer (CPO) annually engage with the Company's largest institutional stockholders to receive their feedback on the structure and performance focus of our executive compensation programs. The following table summarizes our current practices.

What We Do	What We Don't Do
✓ **Pay-for-performance:** We tie compensation to performance by setting clear and challenging Company financial goals and individual goals, and having a majority of target total direct compensation consist of performance-based components.	X **No guaranteed base salary increases:** Base salary levels are reviewed every year and periodically adjusted based on market competitiveness and internal equity.
✓ **Multiple performance metrics:** Payouts of our annual cash incentives and long-term incentives are determined based on the weighted results for several financial performance measures and structured to balance accountability for driving annual results with sustainable long-term performance.	X **No hedging:** We prohibit executives from engaging in hedging transactions with ADM securities.
✓ **Aggressive stock ownership and retention requirements:** Our NEOs and directors must comply with rigorous stock ownership requirements, and they may not sell any Company securities until these guidelines are satisfied.	X **No gross up of excise tax payments:** We do not assist executives with taxes owed as a result of their compensation.
✓ **Compensation-related risk review:** The Compensation and Succession Committee regularly reviews compensation-related risks, with the assistance of independent consultants, to confirm that any such risks are not likely to have a material adverse effect on the Company.	X **No excessive executive perks:** Executive perquisites are not excessive and are limited to executive physicals, certain insurance benefits, and (for the Board Chair and CEO) limited personal use of Company chartered aircraft.
✓ **Clawback policy:** The Company has a policy that provides for the recovery of incentive-based compensation from executives in the event of a financial restatement.	X **No pledging:** We prohibit executives from pledging ADM securities.
✓ **Regular review of proxy advisor policies, stockholder feedback and corporate governance best practices:** The Compensation and Succession Committee regularly considers the perspectives of outside authorities as they relate to our executive compensation programs.	X **No employment contracts:** We do not have an employment contract with any executive officer.
✓ **Performance-based equity awards:** 60% of the NEOs' annual LTI award opportunity is delivered in PSUs that may be earned only if the Company achieves prescribed financial goals over a prospective three-year performance period.	
✓ **Double-trigger requirement:** Equity awards do not automatically vest in the event of a change in control. Instead, we impose a "double-trigger" requirement to accelerate vesting.	

ADVISORY "SAY ON PAY" VOTE

At the 2023 Annual Meeting of Stockholders, 94% of the shares voted in the advisory vote on executive compensation voted to approve our executive compensation. The Compensation and Succession Committee believes that this strong level of support, and the strong levels of support shown in prior years, affirms broad stockholder agreement with our pay-for-performance approach to executive compensation.

We routinely conduct extensive proactive outreach to our largest institutional stockholders to understand and address issues of interest and to foster long-term cooperative relationships. The Compensation and Succession Committee will continue to consider stockholder feedback and the results from advisory votes on executive compensation when approving compensation programs. For more information, see "Stockholder Outreach and Engagement."

How Executive Compensation is Determined

THE ROLE OF THE COMPENSATION AND SUCCESSION COMMITTEE

The Compensation and Succession Committee, which is composed solely of independent directors, is responsible for establishing ADM's compensation philosophy and developing and administering compensation policies and programs consistent with this philosophy. When making compensation decisions, the Compensation and Succession Committee considers the Company's executive compensation objectives described below.

Align executive and stockholder interests. We believe that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of our NEOs with the interests of our stockholders. Our PSU awards have a three-year performance period and vest only if certain performance goals are achieved.

We protect our stockholders' interest by including clawback provisions in long-term incentive award agreements. The current provisions provide for forfeiture of awards or the ability of the Company to recover shares received in respect of awards (or their value) if the recipient breaches certain non-competition, non-solicitation or confidentiality restrictions, engages in certain prohibited conduct, and in the case of certain types of terminations of employment. We have a separate clawback policy that provides for the recovery of all erroneously awarded incentive-based compensation, which is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, received by our executive officers during the applicable lookback period, in the case of an accounting restatement.

Attract and retain top executive talent. Stockholders benefit when we attract, retain, and motivate talented executives with compensation packages that are competitive and fair. As a large, global company engaged in multiple lines of business, our competition for talent—like our competition for business and investment—is broad. The Company's compensation program for NEOs delivers a mix of salary, annual cash incentives, and long-term incentives targeted to be market-competitive.

Pay-for-performance. Our executive compensation program emphasizes variable, performance-based pay. The Compensation and Succession Committee assesses executive compensation packages in the aggregate, and considers each individual component as well. Base salary is reviewed annually. Annual cash incentives are paid if, and to the extent that, specified corporate goals and individual goals are attained. Performance-based equity compensation is assessed in a similar manner and is designed to reward measurable long-term results.

Internal equity. The Compensation and Succession Committee takes into account internal equity when determining the pay of the CEO and other NEOs. We provide the Committee with data on the compensation of other ADM non-executive employees in other pay grades and/or salary ranges, and the Committee reviews such data when setting CEO and other NEO pay.

THE ROLE OF THE BOARD

The Board reviews and approves the Company's annual and long-term business plans, which include some of the factors used to set financial and business objectives for incentive compensation. The independent directors establish and approve all performance criteria for evaluating the Board Chair and CEO, annually evaluate the performance of the Board Chair and CEO based on these criteria, and ratify his compensation. The Board also may provide input and ratification on any additional compensation-related issues at the Compensation and Succession Committee's request. The Board conducts an annual review of the Company's performance, which informs the calculation of performance-based incentives and decisions regarding compensation packages generally.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

For 2023, the Compensation and Succession Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent executive compensation consultant. Meridian reports directly to the Compensation and Succession Committee, and provides objective and expert analyses and independent advice on executive and director compensation, and other matters in support of the Committee's responsibilities.

Each Compensation and Succession Committee meeting includes an executive session where the Committee meets privately with the independent consultant, without Company management. Outside of these sessions, the independent consultant interacts with management solely on behalf of the Compensation and Succession Committee.

The Compensation and Succession Committee only retains consultants that it believes will provide independent advice. The Committee has assessed the independence of Meridian pursuant to SEC and NYSE rules, and concluded that the work Meridian has performed and is expected to perform in the future does not raise any conflict of interest.

THE ROLE OF EXECUTIVES

Our Board Chair and CEO assists the Compensation and Succession Committee in determining compensation for the NEOs other than himself. To that end, the Board Chair and CEO assesses the performance of each of the other NEOs, both in terms of individual execution and with respect to the functions or business units they oversee. The Board Chair and CEO also recommends to the Compensation and Succession Committee, but does not vote on, annual base salary adjustments, individual and group performance factors, and short- and long-term incentive award target levels for the other NEOs.

The Company's Senior Vice President and Chief People Officer (CPO) oversees all employee compensation with the oversight and direction of the Compensation and Succession Committee. The CPO prepares most of the materials for the Compensation and Succession Committee meetings and provides analyses that assist the Committee with its decisions, such as summaries of competitive market practices, summaries of the Company's succession management, and reports regarding the Company's performance. In addition, throughout the year, the CPO facilitates meetings with management to help the Compensation and Succession Committee gain a better understanding of Company performance, and ensures that the Committee receives a rigorous assessment of year-to-date performance at each of its meetings. The Company's executives, including the Board Chair and CEO, leave meetings during discussions of individual compensation actions affecting them personally and during all executive sessions, unless requested to remain by the Compensation and Succession Committee.

Components of Executive Compensation

The Company's executive compensation program is built on a structure that emphasizes both short- and long-term performance. We believe our salaries and performance-based annual cash incentive awards encourage and reward annual business results, while our LTI awards reward sustained performance, particularly when coupled with our stock ownership requirements.

When setting compensation levels, the Compensation and Succession Committee refers to data regarding compensation for comparable executives at large public companies with which ADM competes for executive talent. As described in greater detail below under the heading "Peer Group," the Compensation and Succession Committee chose a broad external market peer group of the S&P 100 Index in order to capture a wide spectrum of compensation levels. In addition, the Compensation and Succession Committee considers Company-wide internal equity when determining pay packages for the NEOs.

The following chart summarizes the direct compensation components and associated objectives of our fixed and performance-based pay for executives in 2023. Although the Compensation and Succession Committee has not adopted a policy for allocating the various elements of total direct compensation, the Company places greater emphasis on variable pay for executives with more significant responsibilities because they have a greater capacity to affect the Company's performance and results.

Components of 2023 Executive Compensation

	Element and Form		Link to Stockholder Value	Key Characteristics
FIXED	Annual	Base Salary	Recognize an individual's role and responsibilities	Reviewed annually and set based on competitiveness versus the external market, individual performance, and internal equity
ANNUAL INCENTIVE AWARDS	Annual	Annual Cash Incentive	Achieve annual goals measured in terms of financial, strategic, and individual performance linked to creation of stockholder value	Adjusted EBITDA, Adjusted ROIC, Strategic Goals focused on Productivity, 1ADM, and Innovation, and Individual Performance Factor
LONG-TERM INCENTIVE AWARDS	Long-Term	Performance Share Units (PSUs) 60%	Align long-term performance with interests of stockholders and retain executive talent	Achievement of key drivers of Company performance and stockholder value as evidenced by average Adjusted ROIC, cumulative Adjusted Earnings per Share, and an ESG modifier that is based on results in two ESG areas
	Long-Term	Restricted Stock Units (RSUs) 40%	Align NEOs' interests with stockholders' interests, retain executive talent, and promote stock ownership	RSUs are granted pursuant to the Company's long-term equity plan and vest one-third each year beginning on the first anniversary of the grant date

SALARY

The Compensation and Succession Committee sets base salaries based on an executive's position, skills, performance, experience, tenure, and responsibilities. The Compensation and Succession Committee annually assesses the competitiveness of base salary levels relative to salaries within the marketplace for similar executive positions, typically using a range around the market median as a starting point. When assessing any salary adjustments for executives, the Compensation and Succession Committee also considers factors such as changes in responsibilities and corresponding changes in competitive marketplace levels. In 2023, Mr. Luciano received a base salary increase of 4%, Mr. Luthar received a base salary increase of 3.3%, and Mr. Cuddy received a base salary increase of 2%, in each case to strengthen market competitiveness. None of the other NEOs received a base salary increase in 2023.

ANNUAL CASH INCENTIVE

We pay an annual cash incentive only if ADM meets specified performance goals. The annual cash incentive program emphasizes company-wide performance objectives to encourage executives to focus on overall Company success and leadership to generate the most value across the organization. Our performance metrics are directly tied to driving stockholder value creation: we require meaningful results for annual metrics before any awards may be earned.

The 2023 annual cash incentive program was based on two key measures of financial performance—adjusted EBITDA and adjusted ROIC— with final awards also reflecting the Compensation and Succession Committee's approval of performance results related to the three strategic Company goals set forth in the table above, as well as individual performance. Cash incentive awards for 2023 were paid in the first quarter of 2024.

LTI AWARDS

Our 2023 long-term equity awards are based on Company and market factors, including achievement of financial milestones and a two-goal ESG modifier. The LTI awards granted in 2023 are part performance-based and part time-based, with a mix of 60% PSUs and 40% RSUs, to ensure that NEOs' interests are aligned with the interests of our stockholders.

2023 Executive Compensation Decisions

INDIVIDUAL COMPENSATION DECISIONS

The following tables summarize compensation decisions made by the Compensation and Succession Committee with respect to each of the NEOs for 2023. Details regarding the specific compensation elements and related payouts follow the individual summaries.

The award values shown below for LTI grants represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for those compensation tables.

MR. LUCIANO
Board Chair, CEO, and President



Base salary	Increased from $1,435,008 to $1,492,500
Target annual cash incentive	200% of base salary, or $2,985,000
Actual annual cash incentive	$3,609,611, or approximately 242% of base salary
Long-term incentives	$17,700,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Delivered second highest financial results, including adjusted earnings per share of $6.98; adjusted segment operating profit of $6.2 billion; and 12.2% adjusted ROIC.[2]

- Maintained strong balance sheet while returning $3.7 billion in cash to stockholders and increased dividend payout by 11%.

- Advanced strategic initiatives that are serving our customers' evolving needs, from launching regenerative agriculture in South America and Europe, to commissioning our joint venture oilseed facility in North Dakota, to expanding our starch capacity to serve customer needs across food and industrial products.

- Achieved important milestones in corporate responsibility and sustainability, including advancing our decarbonization strategy with projects such as the Tallgrass CCS pipeline and Broadwing Energy, which will help bolster ADM's ability to serve growing demand for low-carbon solutions.

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[2] Adjusted earnings per share (earnings per share, adjusted to exclude the impact of certain items), Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) and Adjusted segment operating profit (segment operating profit excluding certain items) are financial measures that have not been calculated in accordance with GAAP. Annex A to this Proxy Statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

MR. LUTHAR
Senior Vice President and Chief Financial Officer (on administrative leave)



Base salary	Increased from $750,000 to $775,008
Target annual cash incentive	100% of base salary, or $775,000
Actual annual cash incentive	As of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination on Mr. Luthar's annual cash incentive since he remained on administrative leave
Long-term incentives	$3,450,000, granted in the form of 60% PSUs and 40% RSUs

MS. JONES
Senior Vice President, General Counsel and Secretary



Base salary	Hired at $725,004
Target annual cash incentive	100% of prorated base salary, which was $241,668 for portion of 2023 she was employed
Actual annual cash incentive	$292,237, or approximately 121% of prorated base salary
Replacement cash incentive	One-time sign-on replacement cash incentive payment of $630,000, paid in March 2024
Long-term incentives	$2,300,000, granted in the form of 60% PSUs and 40% RSUs; one-time sign-on replacement award of $3,320,000 granted in the form of RSUs

Significant accomplishments:

- Appointed Chief Integrity Officer with responsibility for driving integrity across ADM's products, technology and value chain.

- Refreshed and enhanced Code of Conduct to further embed compliance principles and enable a culture of integrity.

- Strengthened Regional and Business Unit Legal alignment to mitigate risk and fortify enterprise resilience.

- Actively engaged in outreach conversations with investors and other stakeholders on Governance and Sustainability best practices.

MR. MORRIS
Senior Vice President and President, Agricultural Services and Oilseeds



Base salary	Unchanged at $714,000
Target annual cash incentive	100% of base salary, or $714,000
Actual annual cash incentive	$863,405, or approximately 121% of base salary
Long-term incentives	$3,200,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Led Agricultural Services and Oilseeds to the second best year in terms of operating profit and ROIC.

- Delivered exceptional risk management in a year of significant market volatility.

- Completed the construction and commissioning of the crushing complex in Spiritwood, North Dakota, which is operated as Green Bison Soy Processors, a JV between ADM and Marathon Petroleum.

- Scaled-up ADM's Regenerative Agriculture program globally with a significant year-over-year increase in total acres enrolled.

MR. CUDDY
Senior Vice President and President, Carbohydrate Solutions



Base salary	Increased from $650,004 to $663,000
Target annual cash incentive	100% of base salary, or $663,000
Actual annual cash incentive	$801,733, or approximately 121% of base salary
Long-term incentives	$3,100,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Achieved third best performance year with record earnings in North America Starch and Corn Syrups, and Global Wheat Milling.

- Grew our BioSolutions platform by $268M in year-over-year revenue growth and 20% in year-over-year contribution margin growth.

- Announced strategic partnership with Solugen to meet increasing demand for sustainable products with a new production facility adjacent to ADM's Marshall, Minnesota corn complex.

- Advanced key decarbonization initiatives by finalizing agreements with Tallgrass to enable carbon dioxide transportation by pipeline in Columbus, Nebraska and with Broadwing to provide a new heat and energy source in Decatur, Illinois.

MR. MACCIOCCHI
Former Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer (Retired as of December 31, 2023)



Base salary	Unchanged at $714,000
Target annual cash incentive	100% of base salary, or $714,000
Actual annual cash incentive	$684,905, or approximately 96% of base salary
Long-term incentives	$3,200,000, granted in the form of 60% PSUs and 40% RSUs

2023 ANNUAL CASH INCENTIVE

The annual cash incentive program aligns rewards with business results measured against specific strategic goals. At the start of each fiscal year, the Compensation and Succession Committee approves target annual cash incentive levels, expressed as a percentage of salary, for each NEO. Actual awards paid are based on both Company performance (75% weight) and individual performance (25% weight). Payouts can range from 0% to a maximum of 200% depending on both Company and individual performance.

Company Performance Components

Company performance payout is determined by ADM's adjusted EBITDA, our results on a set of strategic goals, and our adjusted return on invested capital (ROIC).[3]

Adjusted EBITDA

Adjusted EBITDA has an aggregate weighting of 50% under our 2023 annual cash incentive program. The Company sets the EBITDA target based upon the Company plan for the year, which also considers the external environment.

The adjusted EBITDA goals and associated payout opportunity levels are shown below. Payout opportunity levels are interpolated for results that fall between specific goal amounts.

Adjusted EBITDA Achieved	Payout Opportunity
$7.1B & Above	200%
$6.8B	150%
$6.6B	125%
$5.85B (Plan Adjusted EBITDA)	100%
$5.333B	75%
$4.917B	50%
$4.5B	25%
$4.49B & Below	0%

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[3] Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of certain items) and Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) are financial measures that have not been calculated in accordance with GAAP, and are referred to as non-GAAP financial measures. Annex A to this Proxy Statement provides more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

Strategic Goals

Our strategic goals have an aggregate weighting of 25% under our 2023 annual cash incentive program as follows:

Productivity. This metric relates to optimization of throughput at our North America facilities, measured as the reduction in unscheduled downtime, while reducing serious injuries and fatalities (SIFs), with a threshold of 5% reduction, a target of 20% reduction, and a maximum of 30% reduction. (7.5% weight)

1ADM. This metric relates to the achievement of critical go-lives and related milestones for SuccessFactors and SAP related initiatives, with a threshold of achieving either the SuccessFactors 4.3B or SAP 5.2 Flavors EMEA go-live on time, a target of achieving both go-lives on time, and a maximum of achieving both go-lives and exiting hyper care on time. (7.5% weight)

Innovation. This metric has two separate sub-goals, each weighted at 5%: (1) deliver total global regenerative agriculture acres, with a threshold of 1.5 million acres, a target of 1.75 million acres, and a maximum of 2.0 million acres, and (2) deliver on decarbonization goal for our Decatur complex by signing imperative agreements to advance strategy, with a threshold of signing agreement with Broadwing for a new heat and energy source in Decatur, IL, a target of signing agreements with both Broadwing and Tallgrass, and a maximum of signing agreements with Broadwing and Tallgrass and submitting EPA well permit applications. (10% weight)

In each case, threshold performance would result in a 50% payout, target performance would result in a 100% payout, and maximum performance would result in a 200% payout for that metric.

Adjusted ROIC Modifier

ROIC measures how effectively we generate returns on invested capital.

As the last step in the Company performance payout component of our 2023 annual cash incentive program, actual adjusted ROIC for 2023 is compared against the 10.0% adjusted ROIC target that was set for 2023. The result of that comparison leads to a modifier of +/- 10%. The modifier boosts the payout potential in years that our adjusted ROIC exceeds our target, and reduces the payout potential if adjusted ROIC falls below target expectations.

The adjusted ROIC modifier is determined as follows:

Adjusted ROIC Achieved	Multiplier	Effect of modifier on payout
12.0% or greater	1.1	10% increase
10.0% (Target)	1.0	No change
8.0% or less	0.9	10% decrease

For Adjusted ROIC results between specific goals, the multiplier will be determined by linear interpolation.

2023 Company Performance Payout Component Calculation

For 2023, ADM attained the results shown below, leading to an overall Company performance portion payout of 95.9% of target. Our 2023 adjusted EBITDA of $6.207 billion represented 111.9% of our goal. Applying the weighting of adjusted EBITDA of 50% of the total annual cash incentive payout, this factor achieved a payout of 55.9%.



In addition, 31.25% was added to the Company performance portion of the payout as a result of the achievement of the strategic goals at the following levels:

25%
Strategic Goals
Achieved

Payout = 31.25%

	Weight	Performance	Payout
Productivity	7.5%	Did not achieve the threshold payout for this goal given our operating performance fell below expectations and we did not achieve a reduction in SIFs.	0%
1ADM	7.5%	Delivered both SuccessFactors 4.3B and SAP 5.2 EMEA Flavors go-lives, but exited hyper-care on time for 4.3B only.	11.25%
Innovation Regenerative Acres	5%	Delivered 2.95 million regenerative acres.	10%
Innovation Decarbonization	5%	Signed two decarbonization agreements with Broadwing and Tallgrass, and submitted EPA permits.	10%

Further, adjusted ROIC for 2023 was 12.2%, resulting in a multiplier of 1.1.

Adjusted ROIC Multiplier



Individual Performance Components

Individual performance determines 25% of the annual cash bonus.

Our leaders are responsible for driving performance company-wide; their respective individual performance ratings are a result of their performance against goals for the year, including goals for the business units they run. The target individual performance percentage is 25% of the overall cash incentive program. For each NEO, the Compensation and Succession Committee has discretion to adjust payout from 0% to 200% of the 25% target percentage based on the Committee's assessment of the NEO's performance and contribution to the Company's success. As a result, individual payouts can range from a total payout of 0% to 50% (in 5 percentage point increments).

With the exception of Mr. Luthar and Mr. Macciocchi, the Compensation and Succession Committee approved the 2023 individual performance percentages for the other NEOs at 25%, which reflects an overall reduction of 10% (relative to the level that would have been determined based on business results in 2023 and the individual achievements summarized above under "2023 Executive Compensation Decisions—Individual Compensation Decisions," which was 35%) due to, among other factors, the material weakness identified and 2023 safety performance. Mr. Macciocchi received no payout for his individual performance component due to the underperformance of the Nutrition business unit in 2023.

As a result, the Compensation and Succession Committee determined to award the following individual performance percentages to the NEOs:

	Individual Performance Percentages
J. R. Luciano	25%
V. Luthar	*
R. B. Jones	25%
G. A. Morris	25%
C. M. Cuddy	25%
V. F. Macciocchi	0%

* As of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination regarding any payment to Mr. Luthar related to his 2023 annual cash incentive award since he remained on administrative leave.

Calculation of Award Amounts

The formula used to calculate an annual cash incentive payout for the NEOs can be expressed as follows:


Company Performance
75% of award
Company EBITDA Performance
111.9% Performance x 50% Weight = 55.9%
Strategic Goals
125% Performance x 25% Weight = 31.25%
ROIC Multiplier
x 1.1
[55.9% + 31.25%] x 1.1 = 95.9% payout
Individual Performance
25% of award
Individual Performance
0% to 50% as determined by the Committee
0% to 50%
Total Cash Bonus
2023 Cash Bonus
Company + individual performance
Can range from 95.9% to 145.9%

The Resulting Annual Cash Incentive for Each NEO

Based on the determination of the Company and individual performance factors as described above, the NEOs received the payouts set forth below.

Executive	Target Cash Incentive Opportunity (% of Salary)	Target Cash Incentive Opportunity	Cash Bonus Payout as a Percentage of target	Actual FY2023 Cash Award
J. R. Luciano	200%	$2,985,000	120.9%	$3,609,611
V. Luthar	100%	$ 775,000	*	*
R. B. Jones	100%	$ 241,668	120.9%	$ 292,237**
G. A. Morris	100%	$ 714,000	120.9%	$ 863,405
C. M. Cuddy	100%	$ 663,000	120.9%	$ 801,733
V. F. Macciocchi	100%	$ 714,000	95.9%	$ 684,905

* As of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination regarding any payment to Mr. Luthar related to his 2023 annual cash incentive award since he remained on administrative leave.

** Ms. Jones received a prorated cash incentive award based on her start date of September 5, 2023. Her cash bonus payout percentage was applied to her prorated base salary for 2023.

One-Time Bonus Approval

In addition, as described above, in connection with Ms. Jones' appointment, the Compensation and Succession Committee approved a one-time sign-on bonus of $630,000, payable in March 2024, intended to replace the prorated annual cash incentive that Ms. Jones forfeited from her prior employer to join the Company.

EQUITY-BASED LONG-TERM INCENTIVES

ADM's LTI program aligns the interests of executives with those of our stockholders by rewarding the creation of long-term stockholder value, supporting stock ownership, and motivating retention of our senior executives. Our performance-based LTI awards are based on the results of forward-looking metrics measured over a three-year performance period.

In 2023, we granted our annual LTI awards in February (or for Ms. Jones, in September) in the form of 60% performance share units (PSUs) with a three-year performance period, which PSUs will vest at the end of the three-year period only if certain performance goals are achieved, and 40% restricted stock units (RSUs) with a one-third ratable vesting schedule on each of the first three anniversaries of the date of grant. We believe this forward-looking LTI program aligns our equity compensation with market practice and strengthens our executives' focus on growth and future value creation for stockholders.

The 2023 grants, including the sign-on equity award to Ms. Jones, in the target amounts approved by the Compensation and Succession Committee are shown below.

The listed values represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for the compensation tables.

Executive	Target Equity Award
J. R. Luciano	$ 17,700,000
V. Luthar	$ 3,450,000
R. B. Jones	$ 5,620,000[1]
G. A. Morris	$ 3,200,000
C. M. Cuddy	$ 3,100,000
V. F. Macciocchi	$ 3,200,000

(1) The target equity award value for Ms. Jones consists of (a) an equity award with an approximate grant date value of $2,300,000, granted in the form of 60% PSUs with the same terms as the Company's annual 2023 PSU awards for the other executive officers, and 40% RSUs, vesting one-third each year over a three-year period following the September 5, 2023 grant date; and (b) a one-time sign-on equity award with an approximate grant date value of $3,320,000 granted in the form of RSUs, vesting 50% each year on the first and second anniversaries of the September 5, 2023 grant date, intended to replace the value of unvested equity awards that Ms. Jones forfeited from her prior employer to join the Company.

The terms of these equity awards are described below.

PSU Vesting

Except in cases that trigger accelerated vesting (described below), the 2023 PSUs will vest in three years upon the Compensation and Succession Committee's determination of the Company's achievements, if any, against certain performance goals over a three-year performance period (2023–2025). Payouts can range from 0% to 200%, and the value of those payouts will depend upon the price of ADM's common stock at the end of the performance period. During the performance period, dividend equivalents will be accrued and settled in cash at the end of the three-year performance period on the basis of number of PSUs actually earned. Vested PSUs will be settled in shares of ADM common stock.

PSU Performance Metrics

The performance metrics for the 2023 PSU awards are:

- Average adjusted ROIC over the three-year performance period[4] (50% weight),

- Cumulative adjusted earnings per share ("adjusted EPS") performance over the three-year performance period[5] (50% weight), and

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[4] Average adjusted ROIC for the performance period means the average of the annual percentage obtained by dividing the Adjusted ROIC earnings for each fiscal year during the performance period by Adjusted Invested Capital for the same fiscal year. For this purpose, Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of ADM's stockholders' equity (excluding non-controlling interests), interest-bearing liabilities, the after-tax effect of the LIFO reserve, and other specified adjustments as determined by the Compensation and Succession Committee to be appropriate.

[5] Cumulative adjusted EPS for the performance period means the diluted earnings per share of the Company over the three-year performance period, as adjusted for losses/gains on sales of assets and businesses, impairment, restructuring and settlement charges, expenses related to acquisitions, gains/losses on debt extinguishment, losses/ gains on debt conversion option, tax adjustments, and such other adjustments determined by the Compensation and Succession Committee, in its sole discretion, to be appropriate in order to reflect the impact of significant unusual or nonrecurring events, including but not limited to material portfolio adjustments.

- A two-goal ESG modifier that reflects (1) progress toward gender diversity in leadership, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period (+/-15%).

ROIC appears as a metric in both our short- and long-term incentive compensation plans, but it serves different purposes and has different weights in the two plans. One-year adjusted ROIC in our annual cash incentive plan demonstrates our short-term performance, while three-year average adjusted ROIC in the PSU award better reflects long-term, sustainable results with an emphasis on growth and driving consistent returns of our capital investments over time.

The Committee selected adjusted EPS as a performance metric for the 2023 PSU awards because adjusted EPS is one of the primary bases on which we set performance expectations for the year, it is consistent with how we report our operating results to the investment community, it is a widely-used measure of overall Company performance, and the Committee believes it is highly correlated to stockholder return.

The goals and associated payouts for these metrics are shown below. If results for average adjusted ROIC and adjusted EPS fall between specific goals, the associated payout will be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	200% payout
Average Adjusted ROIC	50%	Below 7.0%	8.5%	10.0%	11.0%	12.0% or above
Cumulative Adjusted EPS	50%	Below $12.00	$15.00	$18.00	$20.00	$22.00
ESG Modifier	+/-15%	+/- 7.5% modifier based on percent of women in leadership roles ("gender diversity percentage") at 12/31/25 (with linear interpolation applied) -7.5% if gender diversity percentage is 23% or less 0% if gender diversity percentage is 26% +7.5% if gender diversity percentage is 29% or more				
		+/- 7.5% modifier based on level of achievement as it relates to a goal of 2.0% absolute reduction in greenhouse gas emissions during 2025 against 2019 Adjustment factor will be made based on Committee discretion				

In establishing and measuring achievements against the goals shown above, the Compensation and Succession Committee retains discretion to make changes to reflect "material portfolio adjustments," which are events that are unusual and infrequent, like significant acquisitions and divestitures.

RSU Vesting

Except in cases that trigger accelerated vesting (described below), RSUs vest one-third each year over a three-year period beginning on the first anniversary of the grant date so long as the recipient is still employed by the Company on each such vesting date. During the vesting period, participants are paid dividend equivalents on their unvested RSUs. Vested RSUs will be settled in shares of ADM common stock. RSUs and PSUs will continue to vest as scheduled if an executive leaves the Company because of disability or retirement (at age 55 or older with 10 or more years of service, or 65 years of age).

Conditions Leading to Accelerated Vesting

Upon the death of an executive, the executive's RSUs will vest immediately and the executive's PSUs will vest immediately at the target level. A detailed description of double-trigger change in control provisions that may lead to accelerated vesting appears under the header "Employment Agreements, Severance, and Change in Control Benefits."

Equity Awards Granted in 2021 with a Performance Period that Ended in 2023

In 2021, ADM granted PSUs to our then-NEOs with a three-year performance period (2021-2023). The performance metrics for the 2021 PSU awards were:

- Average adjusted ROIC[6] over the three-year performance period,

- Compound annual growth rate ("CAGR") of Nutrition operating profit ("OP") growth[7] over the three-year performance period, and

- Relative TSR as compared to a defined peer group over the three-year performance period.

The defined peer group includes: Symrise AG, International Flavors & Fragrances, Inc., Olam International Limited, Bunge Limited, Ingredion Incorporated, The Andersons, Inc., and Green Plains, Inc.

The weighting, goals, and associated payout factors for these metrics are shown below. For average adjusted ROIC and CAGR of Nutrition OP growth, if results fall between specific goals, the associated payout would be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	175% payout	200% payout
Average Adjusted ROIC	50%	Below 5.75%	6.5%	7.0%	7.5%	8.0%	9.0% or above
CAGR Nutrition OP Growth	50%	Below 6% Growth	8% Growth	12% Growth	15% Growth	n/a	20% Growth
Relative TSR Modifier	+/-10%	Based on ranking that compares ADM's 3-year TSR against defined peer group					

1st Rank – 1.1 Modifier
2nd Rank – 1.067 Modifier
3rd Rank – 1.033 Modifier
4th & 5th Rank – 1.0 Modifier
6th Rank – 0.967 Modifier
7th Rank – 0.933 Modifier
8th Rank – 0.9 Modifier

On March 18, 2024, the Compensation and Succession Committee determined the degree to which the performance metrics under the 2021 PSUs were attained, and the resulting payout level relative to the target amount for each metric. For the performance period of 2021-2023:

- Average adjusted ROIC was 12.0%, and therefore the resulting payout factor was 200%,

- CAGR of Nutrition operating profit growth was negative 8.5%, and therefore the resulting payout factor was 0%, and

- Relative TSR modifier was at a 3rd rank, yielding a 1.033 multiple.

After thorough discussion and deliberation by the Compensation and Succession Committee, it approved an earned number of PSUs for each participant (other than Mr. Luthar) at 100% of target, which was based on the weighted performance results of the average adjusted ROIC metric and the CAGR of Nutrition operating profit growth metric. The Compensation and Succession Committee chose to exercise negative discretion and exclude the impact of the relative TSR modifier (noted above as 1.033) on the actual number of PSUs earned.

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[6] Average adjusted ROIC for the performance period means the average of the annual percentage obtained by dividing the Adjusted ROIC earnings for each fiscal year during the performance period by Adjusted Invested Capital for the same fiscal year. For this purpose, Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of ADM's stockholders' equity (excluding non-controlling interests), interest-bearing liabilities, the after-tax effect of the LIFO reserve, and other specified adjustments as determined by the Compensation and Succession Committee to be appropriate. See Annex A to this Proxy Statement for the calculation and a reconciliation to the most directly comparable GAAP financial measure.

[7] CAGR of Nutrition OP growth for the performance period means the difference between (x) the Company's annual Nutrition adjusted segment operating profit, as reflected in the Company's earnings disclosures in its fourth quarter press release for the fiscal year ending December 31, 2023 and (y) the Company's Nutrition adjusted segment 2020 operating profit. Average Compound Annual Growth Rate means dividing the value of the Company's Nutrition adjusted segment operating profit at the end of the Performance Period (December 31, 2023) by the Company's Nutrition adjusted segment 2020 operating profit, raising the result to an exponent of one divided by the number of years in the Performance Period, and subtracting one from the subsequent result. Average Compound Annual Growth Rate shall be approved by the Committee after the end of the Performance Period, at which time the Committee may, in its discretion, provided that one or more Material Portfolio Adjustments may be made to the same.

Based on these determinations, the Compensation and Succession Committee approved the following number of PSUs earned for each NEO pursuant to the 2021 PSUs:

Executive	Target Number of 2021 PSUs	Actual Number of 2021 PSUs Earned
J. R. Luciano	146,342	146,342
V. Luthar	7,318	*
R. B. Jones**	—	—
G. A. Morris	29,269	29,269
C. M. Cuddy	29,269	29,269
V. F. Macciocchi	29,269	29,269

* As of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination related to the 2021 PSUs for Mr. Luthar since he remained on administrative leave.

** Ms. Jones was hired in 2023 and, therefore, did not receive a 2021 PSU award.

All of the earned PSUs shown in the table above vested on March 18, 2024.

FEATURES OF 2024 COMPENSATION PROGRAMS

The Compensation and Succession Committee made changes to the short-term and long-term incentive compensation plans for performance periods beginning in 2024. These changes were designed to better align with the strategic direction of the Company, to simplify certain design features and to strengthen market competitiveness.

Features of the 2024 Annual Cash Incentive Bonus

- Removed strategic goals from the plan and increased the weight for the adjusted EBITDA metric from 50% to 75%.

- Retained the +/- 10% ROIC modifier for continued focus on returns.

Features of the 2024 PSU Awards

- Retained the weightings of the average ROIC metric at 50% and the cumulative adjusted EPS metric at 50%.

- Updated the +/- 15% ESG modifier with a two-goal +/- 10% Strive 35 metric: (1) completion of projects related to water use and reclamation, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period.

Peer Group

The Compensation and Succession Committee utilizes the S&P 100 Index as a peer group to evaluate whether executive officer pay levels are aligned with performance on a relative basis. We believe the large peer group is relevant for ADM because we compete for talent and investments across a wide range of industries. Moreover, our diverse business encompasses aspects of several industries; we do not have a direct competitor—in terms of size, focus or business mix—in the public markets. As a result, the Compensation and Succession Committee believes it is appropriate to consider a broad spectrum of compensation levels and investment returns to arrive at our NEO compensation.

Abbott Laboratories	Dow Inc.	Prudential Financial, Inc.
AbbVie Inc.	Elevance Health, Inc.	QUALCOMM Incorporated
Accenture plc	Exxon Mobil Corporation	RTX Corporation
Alphabet Inc.	FedEx Corporation	Starbucks Corporation
Amazon.com, Inc.	Ford Motor Company	Sysco Corporation
American Airlines Group Inc.	General Dynamics Corporation	Target Corporation
American Express Company	General Electric Company	Tesla, Inc.
American International Group, Inc.	General Motors Company	The Allstate Corporation
Apple Inc.	HCA Healthcare, Inc.	The Boeing Company
Archer-Daniels-Midland Company	Honeywell International Inc.	The Cigna Group
AT&T Inc.	HP Inc.	The Coca-Cola Company
Bank of America Corporation	Humana Inc.	The Goldman Sachs Group, Inc.
Berkshire Hathaway Inc.	Intel Corporation	The Home Depot, Inc.
Best Buy Co., Inc.	International Business Machines Corporation	The Kroger Co.
Bristol-Myers Squibb Company	Johnson & Johnson	The Procter & Gamble Company
Broadcom Inc.	JPMorgan Chase & Co.	The Progressive Corporation
Bunge Global SA	Lockheed Martin Corporation	The TJX Companies, Inc.
Cardinal Health, Inc.	Lowe's Companies, Inc.	The Travelers Companies, Inc.
Caterpillar Inc.	LyondellBasell Industries N.V.	The Walt Disney Company
Cencora, Inc.	Marathon Petroleum Corporation	Thermo Fisher Scientific Inc.
Centene Corporation	McKesson Corporation	T-Mobile US, Inc.
Charter Communications, Inc.	Merck & Co., Inc.	Tyson Foods, Inc.
Chevron Corporation	Meta Platforms, Inc.	Uber Technologies, Inc.
Chubb Limited	MetLife, Inc.	United Airlines Holdings, Inc.
Cisco Systems, Inc.	Microsoft Corporation	United Parcel Service, Inc.
Citigroup Inc.	Mondelez International, Inc.	UnitedHealth Group Incorporated
Comcast Corporation	Morgan Stanley	Valero Energy Corporation
ConocoPhillips	NIKE, Inc.	Verizon Communications Inc.
Costco Wholesale Corporation	Northrop Grumman Corporation	Walgreens Boots Alliance, Inc.
CVS Health Corporation	NVIDIA Corporation	Walmart Inc.
D.R. Horton, Inc.	Oracle Corporation	Warner Bros. Discovery, Inc.
Deere & Company	PepsiCo, Inc.	Wells Fargo & Company
Delta Air Lines, Inc.	Pfizer Inc.	
Dollar General Corporation	Phillips 66	

Benefits

In addition to the direct elements of pay described above, ADM offers benefits to our NEOs to provide for basic health, welfare, and income security needs and to ensure that our compensation packages are competitive. With few exceptions, such as supplemental benefits provided to employees whose benefits under broad-based plans are limited under applicable tax laws, our policy is to offer the same benefits to all U.S. salaried employees as are offered to the NEOs.

Retirement Program	Eligibility	Description
401(k) and ESOP	All salaried employees	Qualified defined contribution plan where employees may defer up to 75% of eligible pay, or up to $22,500 for 2023. The Company provides a 1% non-elective employer contribution and a match of 4% on the first 6% contributed by an employee. The employee contribution can be made pre-tax (401(k)) or after-tax (Roth 401(k)). Employees also may defer traditional after-tax contributions into the plan for a total $66,000 savings opportunity including all contribution types (pre-tax, Roth, and after tax) plus any ADM matching and 1% non-elective contributions. Employees who are 50 years of age or older can elect to make additional contributions of up to $7,500 for 2023.
ADM Retirement Plan	All salaried employees	All eligible employees participate in a qualified cash balance pension formula where the benefit is based on an accrual of benefit at a stated percentage of the participant's base compensation each year. Prior to January 1, 2022, employees who had 5 or more years of service as of January 1, 2009 accrued benefits under a traditional defined benefit formula (and not the cash balance pension formula) where the benefit was based on number of years of service and final average earnings. (Final average earnings is the average of monthly compensation over a 60 consecutive month period within the employee's last 180-month period of employment prior to January 1, 2022, that produced the highest average.)
Deferred Compensation Plan	Employees with salaries above $175,000	Eligible participants may defer up to 75% of their annual base salary and up to 100% of their annual cash incentive until designated future dates. Earning credits are added to the deferred compensation account balances based upon hypothetical investment elections available under these plans and chosen by the participant. These hypothetical investment options correspond with the investment options (other than Company common stock) available under the 401(k) and ESOP.
Supplemental Retirement Plan	Employees whose retirement benefit is limited by applicable IRS limits	Non-qualified deferred compensation plan that ensures participants in the Retirement Plan receive the same retirement benefit they would have received if not for certain limitations under applicable tax law.

Healthcare and Other Benefits. NEOs receive the same healthcare benefits as other employees, except that we provide executive physicals and related services to our senior executives who serve on the Executive Council. We provide a benefits package for employees (including NEOs) and their eligible dependents, portions of which may be paid for by the employee. Benefits include life, accidental death and dismemberment, health (including prescription drug), dental, vision, and disability insurance; dependent and healthcare reimbursement accounts; tuition reimbursement; paid time off; holidays; and a matching gifts program for charitable contributions.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites. Any NEO who receives a perquisite is individually responsible for any associated taxes.

The Compensation and Succession Committee allows our Board Chair and CEO to have access to company-chartered aircraft for personal use for security and efficiency reasons. In addition, in 2023, after review of market practice, the Compensation and Succession Committee approved financial planning services through Fidelity to be provided to each NEO.

See the notes to the Summary Compensation Table for a description of other perquisites provided to the NEOs.

Compensation Policies and Governance

EXECUTIVE STOCK OWNERSHIP

The Board of Directors believes it is important for each member of senior management to maintain a significant ownership position in shares of ADM's common stock to further align their interests with the interests of our stockholders. Accordingly, we require each member of senior management to own shares of common stock with a value at least equal to a specified multiple of his or her annual base salary. Shares that count toward the ownership levels include shares owned outright, shares owned by immediate family members or a related trust if previously owned by the executive, shares held through the 401(k) plan, and unvested time-based RSUs. Stock options, whether exercisable or not, and unvested PSUs do not count toward determining whether the ownership level is met. Executives may not sell any Company securities until the applicable guideline is met. As shown below, each of our NEOs who is a current employee exceeds the applicable ownership guideline by a significant margin.

Executive	Ownership Guideline as a Multiple of Salary	Actual Ownership as of April 4, 2024
J. R. Luciano	10.0x	74.4x
V. Luthar	4.0x	11.0x
R. B. Jones	4.0x	6.1x
G. A. Morris	4.0x	25.9x
C. M. Cuddy	4.0x	28.5x

TIMING OF GRANTS

The Compensation and Succession Committee approves all annual equity awards to NEOs at a meeting during the first quarter of each fiscal year, and awards are issued promptly thereafter. There is no attempt to time these grants in relation to the release of material, non-public information. In addition to annual awards, NEOs may receive awards when they join the Company or change their job status, including promotions.

CLAWBACK POLICY AND PROVISIONS

In 2023, our Board of Directors adopted a new Compensation Recovery Policy (the "Clawback Policy") in accordance with the listing standards of the New York Stock Exchange. The Clawback Policy applies to all incentive-based compensation, which is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, received by our covered current and former executive officers, including our NEOs, during the applicable lookback period beginning October 2, 2023.

The Clawback Policy applies in the case of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Clawback Policy provides that promptly following such an accounting restatement, the Compensation and Succession Committee will determine the amount of the erroneously awarded compensation, which is the excess of the amount of incentive-based compensation received by current and former executive officers during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts. The Company will provide each such executive officer with a written notice of such amount and a demand for repayment or return. If such repayment or return is not made within a reasonable time, the Clawback Policy provides that the Company will recover the erroneously awarded compensation in a reasonable and prompt manner using any lawful method, subject to limited exceptions as permitted by New York Stock Exchange listing standards.

We also include forfeiture and clawback provisions in the Company's long-term incentive award agreements that provide us with the ability to recover this compensation for a broad range of reasons. Specifically, the agreements provide for the recoupment or forfeiture of equity incentive awards made to NEOs and certain other members of senior management if the individual is terminated for cause (which includes engaging in a broad range of prohibited conduct), and, beginning with awards granted in 2024, if the individual engages in any such prohibited conduct, even if his or her employment is not terminated. In addition, our equity award agreements incorporate non-competition, non-solicitation and confidentiality restrictions. Any violation of these provisions could be cause for the awards to be forfeited or the Company to initiate a clawback proceeding post-vesting. Our approach to recoupment of long-term incentive compensation reflects the Company's commitment to protecting stockholder value.

PROHIBITION ON INSIDER TRADING AND HEDGING

Pursuant to ADM's Insider Trading Policy, employees and directors may not engage in short selling, speculative trading, or hedging transactions involving the Company's stock (including writing or trading in options, warrants, puts and calls, prepaid variable forward contracts, or equity swaps or collars), or enter into other transactions that are designed to hedge or offset decreases in the price of the Company's securities. In addition, directors and those officers and employees who have been notified by the Company's Legal Department that they are subject to the requirements of Section 16 of the Exchange Act are prohibited from pledging Company securities as collateral, and any other employee wishing to enter into such an arrangement must first consult with, and comply with the directions of, the Legal Department.

Our Insider Trading Policy also provides that all transactions in ADM securities by directors, NEOs, and certain other officers and employees must be pre-cleared by the Company's Legal Department.

SECTION 162(M) OF THE INTERNAL REVENUE CODE EFFECTS ON THE COMPANY

Section 162(m) of the Internal Revenue Code precludes the Company from taking a federal income tax deduction for compensation paid in excess of $1 million to our "covered employees" as defined under Section 162(m).

Although a previous exception to this limit for "performance-based" compensation has since been eliminated, the Compensation and Succession Committee continues to believe that a significant portion of our executives' compensation should be tied to the Company's performance and that stockholder interests are best served if its discretion and flexibility in structuring and awarding compensation is not restricted. The Compensation and Succession Committee also believes that the amount of any expected loss of a tax deduction under Section 162(m) will be insignificant to the Company's overall tax position. Therefore, the changes to Section 162(m) have not significantly impacted the design of our executive compensation program.

EVALUATION OF RISK IN OUR COMPENSATION PROGRAMS

On an ongoing basis, the Compensation and Succession Committee, with input from management, assesses potential risks associated with compensation decisions and discusses them with our Board of Directors if warranted. To date, we have not identified any incentive compensation features that encourage inappropriate risk-taking. To ensure we are considering all possibilities objectively, we engage an outside consultant every other year to review the Company's programs and independently assess the risk in them.

In 2023, the Company engaged Meridian to assist the Compensation and Succession Committee in evaluating the risk in our compensation programs. As part of its independent assessment, Meridian reviewed all of the Company's incentive compensation programs and determined that none encourage inappropriate risk-taking or the manipulation of earnings. The detailed findings of this review were discussed with management and presented to the Compensation and Succession Committee in November 2023.

Employment Agreements, Severance, and Change in Control Benefits

NO EMPLOYMENT CONTRACTS

None of our NEOs has an employment contract or separation agreement. Consistent with our approach of rewarding performance, employment is not guaranteed, and either ADM or any NEO may terminate the employment relationship at any time.

ADM maintains a severance program that serves as a guideline for severance benefits that may be provided to various levels of employees, including the NEOs, upon termination of their employment without cause, but the program does not give anyone a contractual right to receive any severance benefits. The Compensation and Succession Committee generally requires a terminated employee to enter into a non-competition and/or non-solicitation agreement in exchange for receiving severance.

CHANGE IN CONTROL PROVISIONS

Upon a change in control of the Company, NEOs may receive certain protections related to their LTI awards (as described below), and other compensation detailed in the sections titled "Pension Benefits," "Nonqualified Deferred Compensation," and "Termination of Employment and Change in Control Arrangements." NEOs are not eligible to receive any other cash severance, continued health and welfare benefits, tax gross ups, or other change in control benefits.

Our incentive compensation plans provide non-employee directors and all employees, including executive officers, certain change in control protections for their LTI awards. If a change in control occurs with respect to the Company and equity awards are not assumed or replaced, the RSUs held by executive officers generally will vest immediately, and the number of PSUs that will vest immediately will be equal to the greater of the target number of PSUs and the number of PSUs earned based on actual performance during the truncated performance period. The same accelerated vesting provisions will apply if an award is assumed or replaced, but the executive officer's employment is terminated for reasons other than for cause or good reason within 24 months of the change in control (referred to as "double-trigger" vesting). We adopted double-trigger accelerated vesting to provide our executives with some assurance that they will not be disadvantaged with respect to their equity awards in the event of a change in control of the Company. This assurance increases the value of these awards to the executives (which in turn enhances retention) and makes it easier for our executives to focus on the potential benefits of a change in control for our stockholders without conflicting concerns about their own financial situations.

Compensation and Succession Committee Report

The Compensation and Succession Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation and Succession Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

K. R. Westbrook, Chair
T. Colbert
J. C. Collins
L. Z. Schlitz

Compensation and Succession Committee Interlocks and Insider Participation

None of the members of the Compensation and Succession Committee is or has been an employee of the Company or any of the Company's subsidiaries. There are no interlocking relationships between the Company and other entities that might affect the determination of the compensation of the Company's executive officers.

Executive Compensation

Summary Compensation Table

The following table summarizes the compensation for the fiscal years noted of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
J. R. LUCIANO Board Chair, CEO and President	2023	1,482,918	—	17,919,686	3,609,611	117,551	1,284,902	24,414,668
	2022	1,429,174	—	17,727,259	4,712,540	—	880,205	24,749,178
	2021	1,400,004	—	15,939,571	5,320,000	59,843	789,423	23,508,841
V. LUTHAR[6] Senior Vice President and Chief Financial Officer (on administrative leave)	2023	770,840	—	3,492,888	—	93,909	158,604	4,516,241
	2022	704,798	—	2,411,505	1,231,500	—	90,624	4,438,428
R. B. JONES[7] Senior Vice President, General Counsel and Secretary	2023	236,091	630,000	5,620,122	292,237	7,047	248,340	7,033,837
G. A. MORRIS Senior Vice President and President, Agricultural Services and Oilseeds	2023	714,000	—	3,239,765	863,405	214,426	241,841	5,273,437
	2022	711,668	—	3,223,194	1,172,388	—	204,083	5,311,334
	2021	695,840	—	3,187,979	1,330,000	—	203,404	5,417,223
C. M. CUDDY[8] Senior Vice President and President, Carbohydrate Solutions	2023	660,834	—	3,138,499	801,733	171,259	237,598	5,009,923
	2022	650,004	—	3,223,194	1,067,300	—	177,288	5,117,787
V. F. MACCIOCCHI[9] Former Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer	2023	714,000	—	3,239,765	684,905	51,734	218,435	4,908,839
	2022	711,668	—	5,245,225	1,100,988	—	196,351	7,254,232
	2021	695,840	—	3,187,979	1,295,000	24,191	206,514	5,409,524

(1) The amount reported in this column represents a one-time sign-on bonus for Ms. Jones, intended to replace the prorated 2023 annual cash incentive that she forfeited from her prior employer to join the Company, which amount was paid in early 2024.

(2) Stock awards in 2023 consisted of RSU awards and PSU awards. The amounts reported in this column represent the aggregate grant date fair value of the RSU awards for fiscal years 2023, 2022, and 2021 and of the target level of the PSU awards for fiscal years 2023, 2022 and 2021. We calculated these amounts in accordance with the provisions of

FASB ASC Topic 718 utilizing the assumptions discussed in Note 11 to our financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The grant date fair value of the 2023 RSUs and the grant date fair value of the 2023 PSUs if target performance and maximum performance is achieved are as follows:

Name	RSUs	PSUs Target	PSUs Maximum
J. R. Luciano	$7,167,907	$10,751,779	$21,503,558
V. Luthar	$1,397,155	$ 2,095,733	$ 4,191,466
R. B. Jones	$4,240,116	$ 1,380,006	$ 2,760,012
G. A. Morris	$1,295,890	$ 1,943,875	$ 3,887,750
C. M. Cuddy	$1,255,416	$ 1,883,083	$ 3,766,166
V. F. Macciocchi	$1,295,890	$ 1,943,875	$ 3,887,750

(3) The amounts reported in this column represent amounts earned under our annual incentive plan during each of the respective fiscal periods shown. In each case, the amounts were paid after the close of the applicable fiscal period. As of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination regarding any payment to Mr. Luthar related to his 2023 annual cash incentive as he remained on administrative leave.

(4) The amounts reported in this column for 2023 represent the aggregate change in actuarial present value of each named executive officer's accumulated benefit under all defined benefit and actuarial pension plans from December 31, 2022 to December 31, 2023, using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age (65) specified in the plans. No NEO received above market or preferential earnings on deferred compensation. To derive the change in pension value for financial reporting purposes, the assumptions used to value pension liabilities on December 31, 2023 were an interest rate of 4.96% for the ADM Retirement Plan, an interest rate of 4.84% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021. The assumptions used to value pension liabilities on December 31, 2022 were an interest rate of 5.14% for the ADM Retirement Plan, an interest rate of 5.02% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021.

(5) The amounts reported in this column for 2023 include costs for use of company-leased aircraft and spousal travel, relocation stipend, value of company-provided life insurance, imputed value of company-provided life insurance, the value of health insurance company-paid premiums, costs for executive healthcare services, dividend equivalents paid on unvested RSUs, accrued dividends for unvested 2023 PSUs (dividends were credited starting with the 2023 PSUs), company contributions under the 401(k) and ESOP, and charitable gifts pursuant to the Company's matching charitable gift program. In 2023, we began making personal financial planning services available to our executive officers, but because such services are provided by the provider of other services to the Company, and such provider does not charge any additional amounts for the individual financial planning services to our executive officers, there is no incremental cost to the Company for such services. Specific perquisites and other items applicable to each NEO listed are identified below by an "X". Where a perquisite exceeded $10,000 for an individual, the dollar amount is given.

Name	Personal Aircraft Use and Spousal Travel ($)	Relocation Stipend ($)	Imputed Income	Health Insurance Company Paid Premiums & Company-Provided Life Insurance ($)	Executive Healthcare Services	Dividend Equivalents Paid on Unvested RSUs and Accrued on Unvested 2023 PSUs ($)	Matching Charitable Gifts	401(k) Company Contributions ($)
J. R. Luciano	340,716	—	X	15,714	X	902,498	X	16,500
V. Luthar	—	—	X	21,595	X	114,847	X	16,500
R. B. Jones	—	200,000	X	X	—	32,062	—	8,633
G. A. Morris	—	—	X	21,510	X	175,149	25,000	16,500
C. M. Cuddy	—	—	X	13,801	X	167,672	36,116	16,500
V. F. Macciocchi	—	—	X	21,510	X	175,149	—	16,500

Aggregate incremental cost to our Company of perquisites and personal benefits is determined as follows. In the case of payment of expenses related to items such as executive healthcare services, incremental cost is determined by the amounts paid to third-party providers. In the case of personal use of company-leased aircraft, incremental cost is based solely on variable costs under the agreements with the lessor of the aircraft, and does not include fixed or other costs.

(6) Mr. Luthar was appointed Senior Vice President and Chief Financial Officer on April 7, 2022. As permitted by SEC rules, because 2022 was Mr. Luthar's first year as an NEO, the compensation paid to him prior to 2022 is not included in this table.

(7) Ms. Jones joined the Company as Senior Vice President, General Counsel and Secretary on September 5, 2023.

(8) Mr. Cuddy was not an NEO in 2021.

(9) Mr. Macciocchi was no longer an executive officer of the Company as of November 13, 2023, but remained employed by the Company in a transition support role until his retirement from the Company on December 31, 2023.

Grants of Plan-based Awards During Fiscal Year 2023

The following table summarizes the grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2023.

Name	Grant Date	Date of Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
J. R. LUCIANO										
Annual Cash Incentive Plan Award			746,250	2,985,000	5,970,000					
Performance Share Unit Award	2/09/23	1/25/23				—	131,762	263,524		10,751,779
Restricted Stock Unit Award	2/09/23	1/25/23							87,842	7,167,907
V. LUTHAR										
Annual Cash Incentive Plan Award			193,750	775,000	1,550,000					
Performance Share Unit Award	2/09/23	1/25/23				—	25,683	51,366		2,095,733
Restricted Stock Unit Award	2/09/23	1/25/23							17,122	1,397,155
R. B. JONES										
Annual Cash Incentive Plan Award			60,417	241,668	483,336					
Performance Share Unit Award	09/05/23	8/09/23				—	17,495	34,990		1,380,006
Restricted Stock Unit Award	09/05/23	8/09/23							53,754	4,240,116
G. A. MORRIS										
Annual Cash Incentive Plan Award			178,500	714,000	1,428,000					
Performance Share Unit Award	2/09/23	1/25/23				—	23,822	47,644		1,943,875
Restricted Stock Unit Award	2/09/23	1/25/23							15,881	1,295,890
C. M. CUDDY										
Annual Cash Incentive Plan Award			165,750	663,000	1,326,000					
Performance Share Unit Award	2/09/23	1/25/23				—	23,077	46,154		1,883,083
Restricted Stock Unit Award	2/09/23	1/25/23							15,385	1,255,416
V. F. MACCIOCCHI										
Annual Cash Incentive Plan Award			178,500	714,000	1,428,000					
Performance Share Unit Award	2/09/23	1/25/23				—	23,822	47,644		1,943,875
Restricted Stock Unit Award	2/09/23	1/25/23							15,881	1,295,890

(1) The grant date fair value is generally the amount the Company would expense in its financial statements over the award's service period under FASB ASC Topic 718. With respect to the PSUs, the value represents the probable outcome of the performance condition using target payout levels. See footnote (2) to the Summary Compensation Table for additional detail.

All of the equity awards in the table above were granted under our 2020 Incentive Compensation Plan. The awards shown in the columns designated "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" were made pursuant to our annual cash incentive plan. The amounts actually paid with respect to these awards are reflected in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis—2023 Executive Compensation Decisions—2023 Annual Cash Incentives" for more information about our annual cash incentive plan.

The PSU awards shown in the column designated "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table above vest in three years if the Company achieves certain performance goals over a three-year performance period (2023—2025). The 2023 PSU metrics are: (i) the degree to which the Company achieves specified average adjusted ROIC goals over the 2023—2025 performance period (50% weighting), and (ii) the degree to which the Company achieves cumulative adjusted EPS over the 2023—2025 performance period (50% weighting). The number of 2023 PSUs that may be earned following the application of such performance goals against actual performance will be subject to a two-goal ESG modifier of up to +/-15%. During the performance period, dividend equivalents will be accrued and settled in cash at the end of the three-year performance period on the basis of number of PSUs actually earned. Dividend equivalents on PSUs are paid at the same rate as dividends to our stockholders generally.

All of the awards shown in the "All Other Stock Awards" column in the table above are RSUs awards and vest in thirds on each of the first three anniversaries of the date of grant, other than 42,090 of the RSUs for Ms. Jones, which vest 50% on each of the first two anniversaries of the date of grant. Under the terms of the RSU award agreements, the recipient of the award may receive cash dividend equivalents on RSUs prior to their vesting date, but may not transfer or pledge the units in any manner prior to vesting. Dividend equivalents on RSUs are paid at the same rate as dividends to our stockholders generally.

The 2023 RSU and PSU awards are subject to double-trigger accelerated vesting and payout upon a change in control only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such instance the 2023 RSU awards will vest in full immediately, and the number of 2023 PSU awards that vest will be equal to the greater of the target number of PSUs and the number of PSUs earned based on actual performance during the truncated performance period. Upon the death of an award recipient, vesting of the RSU awards will accelerate in full, and the PSU awards will vest at target. If an award recipient's employment ends as a result of disability, the RSU and PSU awards will continue to vest in accordance with the original vesting schedule. If an award recipient's employment ends as a result of retirement, the RSU and PSU awards will continue to vest in accordance with the original vesting schedule. If an award recipient's employment ends for any other reason, unvested RSU and PSU awards will be forfeited. With respect to each of the RSU and PSU awards described above, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition, non-solicitation or confidentiality restriction, the recipient's unvested units will be forfeited, and any shares issued in settlement of units that have already vested must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they were issued.

The impact of a termination of employment or change in control of our Company on RSU, PSU and PRSU awards held by our named executive officers is quantified in the "Termination of Employment and Change in Control Arrangements" section below.

Outstanding Equity Awards at Fiscal Year 2023 Year-End

The following table summarizes information regarding unexercised stock options, unvested RSUs, and unearned PSUs and PRSUs for the named executive officers as of December 31, 2023.

		OPTION AWARDS				STOCK AWARDS			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
J. R. LUCIANO	2-11-2016	581,099	—	33.18	2-11-2026				
	2-12-2015	324,821	—	46.92	2-12-2025				
						325,940	23,539,387	269,396	19,455,779
V. LUTHAR	2-11-2016	28,366	—	33.18	2-11-2026				
						35,354	2,553,266	49,372	3,565,646
R. B. JONES	—	—	—	—	—	53,754	3,882,114	17,495	1,263,489
G.A. MORRIS	—	—	—	—	—	61,833	4,465,579	48,847	3,527,730
C. M. CUDDY	—	—	—	—	—	61,337	4,429,758	48,102	3,473,926
V. F. MACCIOCCHI	—	—	—	—	—	61,833	4,465,579	75,012	5,417,367

(1) Stock option awards vest at a rate of 20% of the subject shares per year on each of the first five anniversaries of the grant date.

(2) The RSUs reported in this column vest on the dates and in the amounts set forth below.

	Restricted Stock Units Vesting On:								
Name	2/9/24	2/11/24	9/5/24	2/9/25	2/10/25	4/11/25	9/5/25	2/9/26	9/5/26
J. R. Luciano	29,867	146,342	—	28,988	91,756	—	—	28,987	—
V. Luthar	5,822	7,318	—	5,650	4,171	6,743	—	5,650	—
R. B. Jones	—	—	25,011	—	—	—	24,894	—	3,849
G. A. Morris	5,400	29,269	—	5,241	16,683	—	—	5,240	—
C. M. Cuddy	5,231	29,269	—	5,077	16,683	—	—	5,077	—
V. F. Macciocchi	5,400	29,269	—	5,241	16,683	—	—	5,240	—

(3) Based on the closing market price of a share of our common stock on the New York Stock Exchange on December 29, 2023, the last trading day of 2023, which was $72.22.

(4) The awards reported in this column represent 2022 PSU, 2022 PRSU and 2023 PSU awards that each will vest at the end of the three-year performance period. The number of PSUs that the executive officer will receive is dependent upon the achievement of certain financial metrics approved by the Compensation and Succession Committee measuring: in the case of the 2022 PSUs and the 2023 PSUs, Adjusted ROIC, Adjusted EPS and a two-goal ESG modifier; and in the case of the PRSUs, metrics related to the Company's Nutrition segment. The amount of PSUs and PRSUs shown is the target number of units that could be earned and paid out in shares.

Other than for Mr. Luthar, this table does not include the 2021 PSU awards that were earned for the 2021-2023 performance period, because those earned PSUs were not subject to an additional service-based vesting period and instead vested upon the Compensation and Succession Committee's determination of the number of PSUs earned. The earned 2021 PSUs are reported in the "Option Exercises and Stock Vested During Fiscal Year 2023" table. For Mr. Luthar, this table does include the number of 2021 PSUs at target, since as of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination related to the 2021 PSUs for Mr. Luthar since he remained on administrative leave.

The PSUs and PRSUs reported in this column have the following performance periods in the following amounts, and also include the 7,318 target number of 2021 PSUs for Mr. Luthar with a 1/1/21 to 12/31/23 performance period, which have not been determined to be earned or vested as described above.

| Name | Performance Share Units/PRSUs: | |
	Performance Period 1/1/22 to 12/31/24	Performance Period 1/1/23 to 12/31/25
J. R. Luciano	137,634	131,762
V. Luthar	16,371	25,683
R. B. Jones	—	17,495
G. A. Morris	25,025	23,822
C. M. Cuddy	25,025	23,077
V. F. Macciocchi	51,190[a]	23,822

(a) Of this amount, 26,165 represent PRSUs that Mr. Macciocchi forfeited upon his retirement from the Company on December 31, 2023. All other equity awards held by Mr. Macciocchi as of December 31, 2023 continue to vest in accordance with their original vesting schedule.

Option Exercises and Stock Vested During Fiscal Year 2023

The following table summarizes information regarding stock options exercised by the named executive officers during the fiscal year ended December 31, 2023 and RSU and PSU awards to the named executive officers that vested during that same period.

| Name | OPTION AWARDS | | STOCK AWARDS | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired On Vesting (#)[2]	Value Realized on Vesting ($)[3]
J. R. LUCIANO	—	—	321,086	23,024,279
V. LUTHAR	—	—	11,068	908,572
R. B. JONES	—	—	—	—
G. A. MORRIS	—	—	75,868	5,561,256
C. M. CUDDY	—	—	64,218	4,604,907
V. F. MACCIOCCHI	—	—	75,868	5,561,256

(1) Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing sale price of the shares on the NYSE on the date preceding the exercise date) and the aggregate exercise price of the shares acquired.

(2) Reflects vesting of the 2020 RSUs during 2023, and the number of 2021 PSUs that were earned for the 2021-2023 performance period and vested upon the Compensation and Succession Committee's determination of the number of PSUs earned. For Mr. Luthar, does not include any amounts related to his 2021 PSUs, since as of the date of this Proxy Statement, the Compensation and Succession Committee had not made a determination related to his 2021 PSUs since he remained on administrative leave.

(3) Represents the market value of the shares issued in settlement of 2020 RSU and 2021 PSU awards on the date the awards vested, calculated using the closing sale price reported on the NYSE on the trading date immediately prior to the vesting date, before shares were withheld for taxes.

Pension Benefits

The following table summarizes information regarding the participation of each of the named executive officers in our defined benefit retirement plans as of the pension plan measurement date for the fiscal year ended December 31, 2023.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
J. R. LUCIANO	ADM Retirement Plan	13	145,350	—
	ADM Supplemental Retirement Plan	13	502,590	—
V. LUTHAR	ADM Retirement Plan	19	285,033	—
	ADM Supplemental Retirement Plan	19	235,270	—
R. B. JONES	ADM Retirement Plan	1	7,047	—
	ADM Supplemental Retirement Plan	1	0	—
G. A. MORRIS	ADM Retirement Plan	29	799,176	—
	ADM Supplemental Retirement Plan	29	1,321,435	—
C. M. CUDDY	ADM Retirement Plan	26	639,375	—
	ADM Supplemental Retirement Plan	26	949,162	—
V. F. MACCIOCCHI	ADM Retirement Plan	12	91,951	—
	ADM Supplemental Retirement Plan	12	123,426	—

(1) The number of years of credited service was calculated as of the pension plan measurement date used for financial statement reporting purposes, which was December 31, 2023. For each of the named executive officers, the number of years of credited service is equal to the number of actual years of service with our Company.

(2) The assumptions used to value pension liabilities as of December 31, 2023 were an interest rate of 4.96% for the ADM Retirement Plan and 4.84% for the ADM Supplemental Retirement Plan and mortality was determined under the PRI-2012 mortality table, with a white collar adjustment, projected generationally using scale MP-2021. Messrs. Luthar, Morris and Cuddy had previously participated in the final average pay formula under the ADM Retirement Plan and the ADM Supplemental Retirement Plan, while Messrs. Luciano and Macciocchi had always participated in the cash balance formula under those plans. Effective 1/1/2022, all participants now earn benefits under the cash balance formula in those plans, including Ms. Jones who joined the Company in 2023. The amounts reported for Mr. Luciano, Mr. Macciocchi and Ms. Jones are the present value of their respective projected normal retirement benefit under the Retirement and Supplemental Plans at December 31, 2023. The amounts reported are calculated by projecting the balance in the accounts forward to age 65 by applying a 4.94% interest rate, converting to a single-life annuity as of age 65, and then discounting back to December 31, 2023 using the assumptions specified above. The total account balance for Mr. Luciano at December 31, 2023 under the Retirement and Supplemental Plans was $647,940, the total account balance for Mr. Luthar under the Retirement and Supplemental Plans was $520,303, and the total account balance for Mr. Macciocchi at December 31, 2023 under the Retirement and Supplemental Plans was $215,377, which are the amounts that would have been distributable if such individuals had terminated employment on that date.

Qualified Retirement Plan

We sponsor the ADM Retirement Plan (the "Retirement Plan"), which is a qualified defined benefit plan under Section 401(a) of the Internal Revenue Code. The Retirement Plan covers eligible salaried employees of our Company and its participating affiliates.

Effective January 1, 2009, the Retirement Plan was amended to provide benefits determined under a cash balance formula. The cash balance formula initially applied to any participant entering or re-entering the plan on or after January 1, 2009 and to any participant who had less than five years of service prior to January 1, 2009. For a participant with an accrued benefit and less than five years of service prior to January 1, 2009, an account was established on January 1, 2009 with an opening balance equal to the present value of his or her accrued benefit determined under the Retirement Plan's prior final average pay formula. From January 1, 2009 through December 31, 2021, the accrued benefits of all other participants to whom the cash balance formula did not apply continued to be determined under the traditional final average pay formula.

In December 2017, the Retirement Plan was amended to freeze the traditional final average pay formula benefit accruals as of December 31, 2021 for all active final average pay formula participants in the Retirement Plan on that date. Final average pay accrued benefits are calculated as if the participant terminated employment on the earlier of their actual termination date or December 31, 2021. The final average pay benefit was not converted to a cash balance benefit, but remains subject to the final average pay benefit rules. As of January 1, 2022, all Retirement Plan participants accrue future benefits under the cash balance formula, based on their age and total years of service.

Messrs. Luciano and Macciocchi and Ms. Jones participate only in the cash balance formula, while Messrs. Luthar, Morris and Cuddy participate in the cash balance formula and have a frozen final average pay formula benefit as well.

Cash Balance Formula: Under the cash balance formula, a participant has an individual hypothetical account established under the Retirement Plan. Pay and interest credits are credited on an annual basis to the participant's account. Pay credits are equal to a percentage of the participant's earnings for the year based on the sum of the participant's age and years of service at the end of the year under the schedule below.

AGE + SERVICE	PAY
Less than 40	2.00%
at least 40 but less than 50	2.25%
at least 50 but less than 60	2.50%
at least 60 but less than 70	3.00%
at least 70 but less than 80	3.50%
80 or more	4.00%

Interest credits are made at the end of the year and are calculated on the balance of the participant's account as of the first day of the plan year, using an interest rate based upon the yield on 30-year Treasury bonds, subject to a minimum annual interest rate of 1.95%. The participant's pension benefit will be the amount of the balance in the participant's account at the time that the pension becomes payable under the Retirement Plan. The pension payable to a participant whose accrued benefit under the final average pay formula was converted to the cash balance formula at January 1, 2009, if paid in annuity form, will be increased to reflect any additional benefit which the participant would have received in that form under the traditional formula, but only with respect to the benefit accrued by the participant prior to January 1, 2009. A participant under the cash balance formula becomes vested in a benefit under the Retirement Plan after three years of service. There are no special early retirement benefits under the cash balance formula.

Final Average Pay Formula: For any participant who accrued a benefit under the final average pay formula prior to January 1, 2022, the formula calculated a life annuity payable at a normal retirement age of 65 based upon a participant's highest average earnings over 60 consecutive months during the last 15 years of employment (or the last 15 years prior to December 31, 2021, for those employed on that date). The final average pay formula provides a benefit of 36.0% of a participant's final average earnings, plus 16.5% of the participant's final average earnings in excess of Social Security "covered compensation." This benefit accrues ratably over 30 years of service. A participant accrues an additional benefit of 0.5% of final average earnings for years of service in excess of 30. Early retirement is available at age 55 with 10 years of service. Final average pay formula normal retirement age benefits were frozen as of the earlier of a participant's termination of employment or December 31, 2021, and will not increase in the future. The life annuity payable at early retirement is subsidized relative to the normal retirement benefit. The payment amount in life annuity form is 97% of the full benefit amount at age 64, and 50% at age 55, with adjustments between those two ages. All participants with the final average pay formula benefit are vested in their final average pay formula benefits under the Retirement Plan, based on five years of service.

Earnings for purposes of the cash balance and the final average pay formulas generally include amounts reflected as pay on Form W-2, increased by 401(k) Plan pre-tax deferrals and elective "cafeteria plan" contributions, and decreased by bonuses, expense allowances/ reimbursements, severance pay, income from stock option and restricted stock awards or cash payments in lieu thereof, merchandise or service discounts, amounts paid in a form other than cash, and other fringe benefits. Annual earnings are limited as required under Section 401(a)(17) of the Internal Revenue Code.

When a participant is eligible for a pension, the participant has a choice of a life annuity, a joint and 50% survivor annuity, a joint and 75% survivor annuity, or a joint and 100% survivor annuity. Each joint and survivor annuity form is the actuarial equivalent of the life annuity payable at the same age, with actuarial equivalence determined using the IRS prescribed mortality table under Section 417(e) of the Internal Revenue Code and an interest rate assumption of 6%. Individuals with a cash balance formula benefit may also elect their cash balance formula benefit a lump-sum payment.

Supplemental Retirement Plan

We also sponsor the ADM Supplemental Retirement Plan (the "Supplemental Plan"), which is a nonqualified deferred compensation plan under Section 409A of the Internal Revenue Code. The Supplemental Plan covers participants in the Retirement Plan whose benefit under such plan is limited by the benefit limits of Section 415 or the compensation limit of Section 401(a)(17) of the Internal Revenue Code. The Supplemental Plan also covers any employee whose Retirement Plan benefit is reduced by participation in the ADM Deferred Compensation Plan. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer. The Supplemental Plan provides the additional benefit that would have been provided under the Retirement Plan but for the limits of Section 415 or 401(a)(17) of the Internal Revenue Code, and but for the fact that elective contributions made by the participant under the ADM Deferred Compensation Plan are not included in the compensation base for the Retirement Plan. A participant is not vested in a benefit under the Supplemental Plan unless and until the participant is vested in a benefit under the Retirement Plan, which requires three years of service for a cash balance formula participant and five years of service for a final average pay formula participant for vesting. A separate payment form election is required with respect to the Supplemental Plan benefit from among the same options available under the Retirement Plan, subject to the limitations of Section 409A of the Internal Revenue Code.

Nonqualified Deferred Compensation

The following table summarizes information with respect to the participation of the named executive officers in the ADM Deferred Compensation Plan for Selected Management Employees II, which is a non-qualified deferred compensation plan, for the fiscal year ended December 31, 2023.

Name	Executive Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at 12/31/23 ($)
J. R. LUCIANO	—	—	—	—
V. LUTHAR	—	123,452	—	768,593
R. B. JONES	6,042	178	—	6,220
G. A. MORRIS	—	—	—	—
C. M. CUDDY	—	—	—	—
V. F. MACCIOCCHI	—	—	—	—

We sponsor two nonqualified deferred compensation plans—the ADM Deferred Compensation Plan for Selected Management Employees I and II (referred to as "Deferred Comp Plan I" and "Deferred Comp Plan II", respectively). Deferred Comp Plan I was frozen as to new participants and new deferrals effective January 1, 2005, and is maintained as a separate "grandfathered" plan under Section 409A of the Internal Revenue Code. Deferred Comp Plan II is structured to comply with Section 409A. Deferred Comp Plan II covers salaried employees of our Company and its affiliates whose annualized base salary is $175,000 or more. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer.

A participant in Deferred Comp Plan II can defer up to 75% of his or her base salary and up to 100% of his or her bonus. Earnings credits are added based upon hypothetical investment elections made by participants. A participant can elect each year when to be paid the base salary or bonus amounts deferred for that year, by electing to be paid upon a specified future date prior to separation from service or following retirement, in the form of a lump sum or in installments over a period of two to twenty years. If a participant separates from service prior to the elected payment date (or prior to qualifying for retirement), the payment will be made in a lump sum after separation from service, subject to the six month "specified employee" payment delay required by Section 409A. Withdrawals are allowed upon a showing of "hardship" by the participant in accordance with Section 409A. Small account balances of $10,000 or less are paid in a lump sum only.

Deferred Comp Plan II provides for "make-whole" company credits to the extent that a participant's election to defer under the Deferred Comp Plan II causes a loss of company contributions under the 401(k) and ESOP. No "make-whole" company credits were made on behalf of the named executive officers for fiscal year 2023.

A participant with an account balance remaining under Deferred Comp Plan I continues to receive earnings credits on such account based upon hypothetical investment elections made by the participant. A participant can establish up to two "scheduled distribution accounts" that are payable upon dates specified by the participant in either a lump sum or installments over a period of two to four years. A participant also can take unscheduled withdrawals of up to 25% of the balance of his or her accounts, subject to a withdrawal penalty of 10% of the withdrawn amount. Only one such unscheduled withdrawal is allowed in any year. Withdrawals also are allowed upon a showing of "hardship" by the participant. A participant's account under Deferred Comp Plan I is paid following termination of employment. Payment following termination of employment is in a lump sum, except that a participant can elect to have installments paid over a period of two to 20 years if termination of employment occurs after retirement eligibility or due to disability.

Deferred Comp Plan I balances are fully-vested. A participant becomes vested in his or her company credits to Deferred Comp Plan II after two years of service. Unpaid amounts at death are paid to designated beneficiaries.

The hypothetical investment options available under Deferred Comp Plans I and II are determined by the Company and correspond with the investment options (other than our Company's common stock) that are made available to participants in the qualified 401(k) and ESOP. These investment options are listed below, and the plan earnings credited to each participant's account in these plans correspond to the earnings performance of the investment selected. Participants in the Deferred Comp Plans I and II may reallocate the amount of new deferrals and existing account balances among these investment options at any time. We do not set assets aside for the benefit of plan participants, but the Deferred Comp Plans I and II provide for full funding of all benefits upon a change in control or potential change in control, as defined in the plans.

In fiscal year 2023, the investment options available under Deferred Comp Plans I and II and their respective notional rates of return were as follows:

Deemed Investment Option	Fiscal Year 2023 Cumulative Return (1/1/23 to 12/31/23)
PIMCO Total Return Fund Institutional Class	6.30%
Vanguard Institutional 500 Index Trust	26.27%
T. Rowe Price Large-Cap Growth Fund I Class	46.21%
Dodge & Cox Stock Fund Class I	17.48%
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	20.62%
Aristotle Small Cap Equity CIT Class B	6.89%
Vanguard International Growth Fund Admiral Shares	14.81%
ADM 401(K) Plans Stable Value Fund	2.52%
Vanguard Target Retirement 2020 Trust Plus	12.56%
Vanguard Target Retirement 2025 Trust Plus	14.57%
Vanguard Target Retirement 2030 Trust Plus	16.06%
Vanguard Target Retirement 2035 Trust Plus	17.22%
Vanguard Target Retirement 2040 Trust Plus	18.40%
Vanguard Target Retirement 2045 Trust Plus	19.55%
Vanguard Target Retirement 2050 Trust Plus	20.26%
Vanguard Target Retirement 2055 Trust Plus	20.24%
Vanguard Target Retirement 2060 Trust Plus	20.24%
Vanguard Target Retirement 2065 Trust Plus	20.24%
Vanguard Target Retirement 2070 Trust Plus	20.28%
Vanguard Target Retirement Income & Growth Trust Plus	13.99%
Vanguard Target Retirement Income Trust Plus	10.72%

Termination of Employment and Change in Control Arrangements

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment or a change in control of our Company. See the tabular disclosure and narrative description under the "Pension Benefits" and "Nonqualified Deferred Compensation" sections above for detail regarding payments that would result from a termination of employment or change in control of our Company under our pension and nonqualified deferred compensation plans.

Under the terms of our stock option agreements, vesting and exercisability accelerate upon the death of the recipient or change in control of our Company, and continue in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for reasons other than death, disability, retirement, or cause, a recipient forfeits any interest in the unvested portion of any option but retains the right to exercise the previously vested portion of any option for a period of three months. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's right to exercise any unexercised options will terminate, the recipient's right to receive option shares will terminate, and any shares already issued upon exercise of the option must be returned to us in exchange for the lesser of the shares' then-current fair market value or the price paid for the shares, or the recipient must pay us cash in the amount of the gain realized by the recipient from the exercise of the option.

Under the terms of our 2021, 2022, and 2023 RSU award agreements, vesting accelerates in connection with a change in control of the Company only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. Under all of our RSU award agreements, vesting accelerates upon death and continues in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, the unvested portion of each award is forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition, non-solicitation or confidentiality restriction, the recipient's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date the award vested.

Under the terms of the award agreements for the 2021 PSUs, the 2022 PSUs and the 2023 PSUs, vesting accelerates upon the death of the award recipient, and the target number of units would vest. Further, vesting of PSU awards accelerates in connection with a change in control of our Company only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such cases, the number of 2021, 2022 and 2023 PSU awards that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. If employment ends as a result of disability or retirement, vesting will continue in accordance with the original vesting schedule. If employment ends for other reasons, the unvested portion of each award is forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition, non-solicitation or confidentiality restriction, the recipient's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date the award vested.

Other than for Mr. Macciocchi, the amount of compensation payable to each named executive officer in various termination and change in control scenarios is listed in the table below. These payments and benefits are provided under the terms of agreements involving equity compensation awards. Unless otherwise indicated, the amounts listed are calculated based on the assumption that the named executive officer's employment was terminated or that a change in control occurred on December 31, 2023. None of the named executive officers held any nonvested stock options as of such date.

As described above, Mr. Macciocchi retired from ADM on December 31, 2023. As provided by SEC rules, the table below sets forth information for Mr. Macciocchi for only the scenario that actually occurred for him, his retirement.

Name		Voluntary Termination ($)	Involuntary Termination without Cause ($)	Termination for Cause ($)	Death ($)[1]	Disability ($)	Change in Control ($)[3]	Change in Control (Non-Assumption of Awards or Involuntary Termination Without Cause or Termination for Good Reason) ($)[4]	Retirement ($)
J. R. Luciano	Vesting of nonvested RSU awards	[6]	[6]	—	23,539,387	[2]	—	23,539,387	[6]
	Vesting of nonvested PSU awards	[6]	[6]	—	30,024,598	[2]	—	30,024,598	[6]
V. Luthar	Vesting of nonvested RSU awards	[6]	[6]	—	2,553,266	[2]	—	2,553,266	[6]
	Vesting of nonvested PSU awards	[6]	[6]	—	3,565,646	[2]	—	3,565,646	[6]
R. B. Jones	Vesting of nonvested RSU awards	—	—	—	3,882,114	[2]	—	3,882,114	[5]
	Vesting of nonvested PSU awards	—	—	—	1,263,489	[2]	—	1,263,489	[5]
G. A. Morris	Vesting of nonvested RSU awards	—	—	—	4,465,579	[2]	—	4,465,579	[5]
	Vesting of nonvested PSU awards	—	—	—	5,641,538	[2]	—	5,641,538	[5]
C. M. Cuddy	Vesting of nonvested RSU awards	—	—	—	4,429,758	[2]	—	4,429,758	[5]
	Vesting of nonvested PSU awards	—	—	—	5,587,734	[2]	—	5,587,734	[5]
V. F. Macciocchi	Vesting of nonvested RSU awards	—	—	—	—	—	—	—	[6]
	Vesting of nonvested PSU/PRSU awards	—	—	—	—	—	—	—	[6]

(1) Pursuant to the terms of the RSU awards issued under the 2020 Incentive Compensation Plan, vesting and exercisability of these equity awards are accelerated in full upon death. The amount shown with respect to RSU awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $72.22, the closing sale price of a share of our common stock on the NYSE on December 29, 2023, the last trading day of 2023.

Due to the fact that the performance period for the 2021 PSUs ended on December 31, 2023, the amounts in this column related to the 2021 PSUs consist of the number of 2021 PSUs that actually were earned and vested for the applicable named executive officer (except for Mr. Luthar since the determination has not be made regarding his 2021 PSUs due to his administrative leave and, therefore, his 2021 PSUs are shown at target), multiplied by $72.22, the closing sale price of a share of our common stock on the NYSE on December 29, 2023. The PSUs granted in 2022 and 2023 provide that vesting of those awards will accelerate upon death in an amount equal to the target number of PSUs. Therefore, the amount shown in this column with respect to the 2022 and 2023 PSU awards is the target number of such awards, in each case multiplied by $72.22, the closing sale price of a share of our common stock on the NYSE on December 29, 2023.

(2) Pursuant to the terms of the award agreements issued under the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after termination of employment due to disability.

(3) All outstanding RSUs and PSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, one of our executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full and the PSU awards will accelerate as described in footnote (4) below. Therefore, this column excludes all outstanding RSUs and PSUs.

(4) All outstanding RSUs and PSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, one of our executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full and the number of 2021, 2022 and 2023 PSU awards that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. This column includes (i) all unvested RSU awards, and (ii) a portion of the unvested PSU awards (calculated in the manner set forth in footnote (1)). The amounts shown with respect to the awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $72.22, the closing sale price of a share of our common stock on the NYSE on December 29, 2023.

(5) Because this named executive officer is not yet eligible for retirement under the terms of the ADM Retirement Plan, no current termination of employment would be considered "retirement" under any of the applicable equity-based compensation plans.

(6) Because this named executive officer is eligible for retirement (and, in the case of Mr. Macciocchi, actually retired on December 31, 2023), pursuant to the terms of the RSU award and PSU award agreements issued under the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after retirement, voluntary termination or involuntary termination without cause other than the PRSUs granted to Mr. Macciocchi, which were forfeited upon his retirement.

CEO Pay Ratio

For our fiscal year 2023 pay ratio analysis, we determined that there has been no change in either our employee population or our employee compensation arrangements that we believe would significantly impact our fiscal year 2023 pay ratio disclosure. Similarly, there has been no change in the circumstances of the median employee who we identified for our fiscal year 2022 pay ratio analysis that we reasonably believe would result in a significant change to our fiscal year 2023 pay ratio disclosure. Because there were no such changes, we are using the same median employee identified for our fiscal year 2022 pay ratio analysis.

Our median employee's annual total compensation for fiscal year 2023 was $81,467. The annual total compensation of our Board Chair and CEO for fiscal year 2023 was $24,414,668. The ratio between the Board Chair and CEO's annual total compensation to the annual total compensation of our median employee is 300:1.

With respect to our median employee, we identified and calculated the elements of the employee's annual total compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and also included $19,929 as the estimated value of the median employee's 2023 employer-paid health care and basic life insurance premiums. With respect to the annual total compensation of our Board Chair and CEO, we used the amount reported in the Summary Compensation Table and also included $15,714 as the estimated value of our Board Chair and CEO's 2023 employer-paid health care and basic life insurance premiums.

SUPPLEMENTAL PAY RATIO

Our global footprint drives the median pay level at ADM. Approximately 60% of our workforce is employed outside the United States. We aim to provide competitive pay and benefits for each employee's role in every business segment and geography. To be consistent with our compensation philosophy, all global colleagues are paid based upon their local market as reviewed on an annual basis to ensure they are paid competitively. We believe this information is useful to put the SEC-required pay ratio provided above into context.

In addition, as in prior years, we are also providing a supplemental pay ratio that includes our domestic employees only. We identified the median employee for purposes of the 2022 supplemental pay ratio analysis using the same methodology as the 2022 required pay ratio analysis. However, because the median employee who we identified for our 2022 supplemental pay ratio analysis is no longer employed by the Company, we are using another employee whose compensation is substantially similar to that median employee based on the compensation measure used to select the median employee for our 2022 supplemental pay ratio analysis. Applying this methodology to our employees located in the United States only (other than our Board Chair and CEO), we determined that our median employee in fiscal year 2023 had annual total compensation in the amount of $116,265.

As a result, the fiscal year 2023 ratio of the total annual compensation of our Board Chair and CEO to the total annual compensation of our median employee in the United States, each as calculated above to include 2023 employer-paid health care and basic life insurance premiums, is 210:1. This supplemental pay ratio is not a substitute for the required CEO pay ratio, but we believe it is helpful in fully evaluating the ratio of our Board Chair and CEO's annual total compensation to that of our median employee.

Pay Versus Performance

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO (the "PEO") and other NEOs (the "Non-PEO NEOs"), on an average basis, along with total shareholder return, net income, and ROIC performance results for our fiscal years 2023, 2022, 2021 and 2020. For additional information regarding the Company's pay-for-performance philosophy and compensation objectives, including emphasizing multiple performance factors tied to stockholder value creation over short and long-term time horizons, refer to the Compensation Discussion and Analysis ("CD&A").

| Fiscal Year | Summary Compensation Table (SCT) Total For PEO[1] ($) | Compensation Actually Paid (CAP) to PEO[2] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[2] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income ($) | Company Selected Measure: Adjusted ROIC[4] |
					Total Shareholder Return (TSR)[3] ($)	Peer Group TSR[3] ($)		
2023	24,414,668	(271,382)	5,348,455	1,932,743	72.00	65.40	3,483,000,000	12.2%
2022	24,749,178	65,662,660	5,891,112	14,567,967	116.10	24.40	4,340,000,000	13.6%
2021	23,508,841	60,063,855	6,078,204	15,161,710	54.40	57.20	2,709,000,000	10.0%
2020	22,749,628	33,167,553	7,169,286	9,758,997	12.50	21.50	1,772,000,000	7.7%

(1) For each of 2023, 2022, 2021 and 2020, our PEO was Juan Luciano. For each of 2021 and 2020, the Non-PEO NEOs were Ray Young, Vincent Macciocchi, Gregory Morris, and Joseph Taets. For 2022, the Non-PEO NEOs included the same NEOs as in 2021 and 2020, as well as Vikram Luthar and Christopher Cuddy. For 2023, the Non-PEO NEOs were Vikram Luthar, Regina Jones, Gregory Morris, Christopher Cuddy and Vincent Macciocchi.

(2) The dollar amounts reported represent the Compensation Actually Paid ("CAP") to Mr. Luciano and the Non-PEO NEOs in accordance with, and using the adjustments set forth in, Item 402(v) of Regulation S-K. The following adjustments related to pension plans and equity awards were made to their total compensation each year as reported in the SCT to determine the CAP:

Reconciliation of PEO Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid or Accrued on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2023	24,414,668	(17,919,686)	(7,597,412)	902,498	(117,551)	46,100	(271,382)
2022	24,749,178	(17,727,259)	57,902,844	689,008	—	48,889	65,662,660
2021	23,508,841	(15,939,571)	51,787,958	718,567	(59,843)	47,903	60,063,855
2020	22,749,628	(15,940,148)	25,738,557	692,287	(112,853)	40,082	33,167,553

Reconciliation of Non-PEO NEOs Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid or Accrued on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2023	5,348,455	(3,746,208)	288,332	132,976	(107,675)	16,864	1,932,743
2022	5,891,112	(3,657,711)	12,165,647	143,963	—	24,956	14,567,967
2021	6,078,204	(3,533,337)	12,401,366	184,138	(14,810)	46,149	15,161,710
2020	7,169,286	(4,556,257)	7,322,254	179,588	(398,558)	42,685	9,758,997

(3) Our peer group for the calculation of TSR is the S&P 100, which is the industry index used to show our performance in our CD&A. TSR, in the case of both the Company and our peer group, reflects the cumulative return on $100 as if invested on December 31, 2019, including reinvestment of any dividends, and is rounded to the nearest tenth.

(4) Our company selected measure, which we believe represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the NEOs for 2023 to company performance, is Adjusted ROIC. Adjusted ROIC is one of the metrics under both the 2023 annual cash incentive program and the 2023 PSUs. Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) is a non-GAAP financial measure. Annex A to this Proxy Statement provides a more detailed definition of this term, a reconciliation to the most directly comparable GAAP financial measure, and related disclosures about the use of this non-GAAP financial measure.

In order to calculate CAP, the following amounts were excluded from or added to the SCT total compensation:

Reconciliation of the Pension and Equity Award Adjustments for the PEO's Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid or accrued on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2023	24,414,668	(18,037,237)	46,100	902,498	(7,597,412)	(271,382)
2022	24,749,178	(17,727,259)	48,889	689,008	57,902,844	65,662,660
2021	23,508,841	(15,999,414)	47,903	718,567	51,787,958	60,063,855
2020	22,749,628	(16,053,001)	40,082	692,287	25,738,557	33,167,553

Reconciliation of the Pension and Equity Award Adjustments for the Average of Non-PEO NEO's Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid or accrued on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2023	5,348,455	(3,853,883)	16,864	132,976	288,332	1,932,743
2022	5,891,112	(3,657,711)	24,956	143,963	12,165,647	14,567,967
2021	6,078,204	(3,548,148)	46,149	184,138	12,401,366	15,161,710
2020	7,169,286	(4,954,815)	42,685	179,588	7,322,254	9,758,997

(a) With respect to performance-based equity awards, change in fair value is based on the probable outcome of the related performance metrics.

(b) The amounts deducted or added are as follows to determine the equity award adjustments for year-over-year change in fair value:

PEO

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Year-over-Year Change in Fair Value of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid or Accrued on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	23,167,914	(25,124,590)	—	(5,640,736)	—	—	(7,597,412)
2022	29,050,156	24,982,970	—	3,869,718	—	—	57,902,844
2021	29,297,900	19,489,626	—	3,000,433	—	—	51,787,958
2020	25,686,592	408,760	—	(356,795)	—	—	25,738,557

Average Non-PEO NEOs

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Year-over-Year Change in Fair Value of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid or Accrued on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	4,605,203	(3,418,100)	—	(898,772)	—	—	288,332
2022	6,009,503	5,340,024	—	816,121	—	—	12,165,647
2021	6,494,489	5,193,596	—	713,281	—	—	12,401,366
2020	7,342,134	57,093	—	(76,973)	—	—	7,322,254

FINANCIAL PERFORMANCE MEASURES

The three financial performance measures listed below represent the most important measures used to link compensation actually paid to the NEOs for 2023 to Company performance, as further described in the CD&A.

- Adjusted ROIC

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)

- Adjusted earnings per share (EPS)

RELATIONSHIP BETWEEN COMPENSATION PAID AND PERFORMANCE

The below charts show the relationship between Compensation Actually Paid to our PEO and the average of the other NEOs (as shown in the above Pay versus Performance Table), and the following: net income, Company TSR, peer group TSR, and Adjusted ROIC.

Compensation Actually Paid versus Net Income



Compensation Actually Paid versus Company TSR and Peer Group TSR



*   TSR valuations are based upon a fixed value initial investment of $100 as of December 31, 2019 for determination of both peer group and Company TSR from 2020 through 2023.

Compensation Actually Paid versus Adjusted ROIC*



*   Adjusted ROIC is a non-GAAP financial measure. See Annex A to this Proxy Statement for a reconciliation to the most directly comparable GAAP financial measure.

Executive Stock Ownership

Executive Officer Stock Ownership

The following table shows the number of shares of our common stock beneficially owned as of April 4, 2024, directly or indirectly, by each of the named executive officers.

Executive	Common Stock Beneficially Owned[1]	Options Exercisable Within 60 Days	Percent of Class
J. R. LUCIANO	2,398,947[2]	905,920	*
V. LUTHAR	141,459[3]	28,366	*
R. B. JONES	—	—	*
G. A. MORRIS	253,021[4]	—	*
C. M. CUDDY	268,329[5]	—	*
V. F. MACCIOCCHI	255,598	—	*

* Less than 1% of outstanding shares

(1) Includes for each named executive officer stock options exercisable within 60 days. Does not include the following number of unvested RSUs since none of these RSUs vest within 60 days:

	Unvested RSUs
J. R. Luciano	265,210
V. Luthar	22,214
R. B. Jones	70,308
G. A. Morris	49,015
C. M. Cuddy	47,364
V. F. Macciocchi	27,164

(2) Includes 1,310,288 shares held in trust and 238 shares held by a family-owned limited liability company.

(3) Includes 40,336 shares held in trust and 2,008 shares held in the 401(k) and ESOP.

(4) Includes 679 shares held in the 401(k) and ESOP.

(5) Includes 2,345 shares held in the 401(k) and ESOP.

Common stock beneficially owned as of April 4, 2024, by all directors, director nominees, and current executive officers (as of April 4, 2024) as a group, numbering 19 persons, is 3,473,635 shares representing 0.7% of the outstanding shares, of which 273,333 shares represent stock units allocated under our Stock Unit Plan for Nonemployee Directors, 5,965 shares are held in the 401(k) and ESOP, 934,286 shares are unissued but are subject to stock options exercisable within 60 days, and no shares are subject to pledge.

Equity Compensation Plan Information; Related Transactions

Equity Compensation Plan Information at December 31, 2023

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights*	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column
Equity Compensation Plans Approved by Security Holders	6,957,212[1]	$61.24[2]	13,525,382[3]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	6,957,212[1]	$61.24[2]	13,525,382[3]

(1) Consists of 3,614,029 shares to be issued upon vest of outstanding RSUs, 1,718,252 shares to be issued upon vest of outstanding PSUs and PRSUs, and 1,624,931 shares to be issued upon exercise of outstanding options pursuant to the Company's 2020 Incentive Compensation Plan all as of December 31, 2023.

(2) Weighted-average exercise price for outstanding stock options.

(3) Consists of shares available for issuance pursuant to the Company's 2020 Incentive Compensation Plan, as of December 31, 2023. Benefits which may be granted under the 2020 Incentive Compensation Plan are options, stock appreciation rights, restricted stock and restricted stock units, performance shares, performance units and cash-based awards.

* Based on target share amounts for PSUs and maximum share amounts for PRSUs. Number of PSUs issued would be 3,891,714 under the maximum payout conditions.

As of April 4, 2024, our Company does not have any equity compensation plans that have not been approved by our stockholders.

Review and Approval of Certain Relationships and Related Transactions

Various policies and procedures of our Company, including our Code of Conduct, our bylaws, the charter of the Nominating and Corporate Governance Committee, and annual questionnaires completed by all of our directors and executive officers, require the directors and executive officers to disclose and otherwise identify to the Company the transactions or relationships that could be viewed as constituting potential or actual conflicts of interest or otherwise require disclosure under applicable SEC rules as "related person transactions" between our Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% stockholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Code of Conduct, directors, executive officers, and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the charter of the Audit Committee provides that the Audit Committee will review the transaction or relationship. The Audit Committee will evaluate various aspects of the transaction or relationship and will approve it if it is determined that the transaction or relationship is fair and in the best interests of the Company. Generally, transactions and series of related transactions of less than $120,000 are approved or ratified by appropriate Company supervisory personnel and are not approved or ratified by the Board or a committee thereof.

Certain Relationships and Related Transactions

During the fiscal year ended December 31, 2023, the brother of Christopher Cuddy, one of our named executive officers, was employed by our Company as a vice president of strategic accounts and earned total compensation of approximately $427,000 in fiscal 2023. The compensation for Mr. Cuddy's brother is appropriate for his role and aligned to that of his peers' compensation in accordance with the Company's compensation philosophy and practices for those of equivalent experience and responsibilities. Such relationship was considered by the Audit Committee and found to be fair and in the best interests of our Company.

Additionally, during the fiscal year ended December 31, 2023, ADM purchased approximately $169,000 of grain from Flatland Farms, of which Christopher Cuddy is the sole proprietor. Such related transaction was considered by the Audit Committee and found to be fair and in the best interests of our Company.

Proposal No. 3 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

The Audit Committee no less than annually reviews Ernst & Young LLP's independence and performance in connection with the Audit Committee's determination of whether to retain Ernst & Young or engage another firm as our independent registered public accounting firm to assure continuing auditor independence. In the course of these reviews, the Audit Committee considers, among other things:

- Ernst & Young's historical and recent audit performance, including input from our Audit Committee and employees with substantial contact with Ernst & Young throughout the year about Ernst & Young's quality of service provided, and the independence, objectivity, and professional skepticism demonstrated throughout the engagement by Ernst & Young and its audit team;

- An analysis of Ernst & Young's known legal risks and significant proceedings;

- External data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on Ernst & Young and its peer firms;

- The appropriateness of Ernst & Young's fees, on both an absolute basis and as compared to its peer firms; and

- Ernst & Young's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices, and internal control over financial reporting.

Ernst & Young LLP, or its predecessor firms, has served as our independent registered public accounting firm for more than 90 years. The Audit Committee believes that this long tenure results in higher quality audit work and greater operational efficiencies by leveraging Ernst & Young's deep institutional knowledge of our global operations and businesses, accounting policies and practices, and internal controls. In conjunction with the required rotation of Ernst & Young's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of Ernst & Young's new lead engagement partner.

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Ernst & Young to our stockholders as a matter of good corporate practice. The members of the Audit Committee, and the Board of Directors, believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of our Company and its stockholders. Representatives of Ernst & Young will be present at the meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.



The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

FEES PAID TO INDEPENDENT AUDITORS

The following table shows the aggregate fees paid to Ernst & Young LLP by us for the services it rendered during the fiscal years ended December 31, 2023, and December 31, 2022.

Description of Fees	2023	2022
Audit Fees[1]	$18,893,000	$18,551,000
Audit-Related Fees[2]	$ 5,170,000	$ 2,136,000
Tax Fees[3]	$ 2,216,000	$ 2,679,000
All Other Fees[4]	$ 625,000	$ 10,000
Total	$26,904,000	$23,376,000

(1)   Includes fees for audit of annual financial statements, reviews of the related quarterly financial statements, audit of the effectiveness of our Company's internal control over financial reporting, and certain statutory audits.

(2)   Includes fees for accounting and reporting assistance, due diligence for mergers and acquisitions, and audit-related work in connection with employee benefit plans of our Company.

(3)   Includes fees related to tax planning advice and tax compliance.

(4)   Includes fees for advisory services related to strategic transactions or divestitures.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy. This policy provides that audit services engagement terms and fees, and any changes in such terms or fees, are subject to the specific pre-approval of the Audit Committee. The policy further provides that all other audit services, audit-related services, tax services, and permitted non-audit services are subject to pre-approval by the Audit Committee. All of the services Ernst & Young LLP performed for us during fiscal years 2023 and 2022 were pre-approved by the Audit Committee.

Report of the Audit Committee

Report of the Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders relating to the Company's (i) financial statements and the financial reporting process, (ii) preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, (iii) systems of internal accounting and financial controls, (iv) internal audit function, (v) tax function, (vi) annual independent audit of the Company's financial statements, (vii) major risk exposures, (viii) legal compliance and ethics programs as established by management and the Board, (ix) related-party transactions, and (x) performance of the compliance function.

The Audit Committee assures that the corporate information gathering, analysis, and reporting systems developed by management represent a good faith attempt to provide senior management and the Board of Directors with information regarding material acts, events, and conditions within the Company. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent auditor. The Audit Committee ensures that the Company establishes, resources, and maintains a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on such function. The Audit Committee reviews the effectiveness of the internal audit function and reviews and approves the actions relating to the General Auditor, including performance appraisals and related base and incentive compensation. The Audit Committee is comprised of six independent directors, all of whom are financially literate and one of whom (M.S. Burke, the Chair) has been determined by the Board of Directors to be an "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC").

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements with management, including a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments, the development and selection of the critical accounting estimates, and the clarity of disclosures in the financial statements. Also, the Audit Committee discussed with management education regarding compliance with the policies and procedures of the Company as well as federal and state laws.

The Audit Committee reviewed and discussed with the independent auditor, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the effectiveness of the Company's internal control over financial reporting, and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including their judgment as to the quality—not just the acceptability—of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor the auditor's independence from management and the Company. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy and considered the compatibility of non-audit services with the independent auditor's independence. The Audit Committee recommended to the Board of Directors (and the Board of Directors approved) a hiring policy related to current and former employees of the independent auditor.

The Audit Committee discussed the Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern the Company's risk assessment and risk management processes.

The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function, and the Company's independent auditor. The Audit Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the accounting and financial controls, and the overall quality of the Company's financial reporting. The Audit Committee met individually with members of management in executive session. The Audit Committee held nine meetings during fiscal year 2023.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. Each year, the Audit Committee evaluates the qualifications, performance, tenure, and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities, and the auditors' technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Audit Committee has appointed Ernst & Young LLP as independent auditor for the fiscal year ending December 31, 2024. The members of the Audit Committee and the Board believe that, due to Ernst & Young LLP's knowledge of the Company and of the industries in which the Company operates, it is in the best interests of the Company and its stockholders to continue retention of Ernst & Young LLP to serve as the Company's independent auditor. Although the Audit

Committee has the sole authority to appoint the independent auditors, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

M. S. Burke, Chair

T. Colbert

E. de Brabander

S. F. Harrison

P. J. Moore

D. A. Sandler

Proposal No. 4 — Stockholder Proposal — Independent Board Chairman

We expect the following proposal to be presented by a stockholder at the Annual Meeting. In accordance with SEC rules, the stockholder proposal is presented below as submitted by the stockholder. The Company disclaims all responsibility for the content of the proposal. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, owner of 100 shares, is the proponent of the following stockholder proposal.

STOCKHOLDER PROPOSAL

Proposal 4—Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Company has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

Although it is a best practice to adopt this proposal soon this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties.

Mr. Juan Luciano, ADM Chairman/CEO was one of 3 ADM directors who each received more than 27 million against votes in 2023. Mr. Patrick Moore, with 21-years excessive tenure, received more against votes than Mr. Luciano.

The lackluster performance of ADM stock is one more reason to vote for this proposal. ADM stock fell from $97 to $72 in late 2022 compared to late 2023. Now is a good time for a change for the better.

Please vote yes:

Independent Board Chairman—Proposal 4

RECOMMENDATION OF THE BOARD OF DIRECTORS <u>AGAINST</u> THE STOCKHOLDER PROPOSAL

The Board has carefully considered the above proposal, believes the proposal is not in the best interests of ADM and its stockholders for the reasons set forth below, and recommends that stockholders vote against the proposal.

The Board believes it is important to maintain the flexibility to implement the leadership structure best suited for the Company and its stockholders based on the Company's circumstances at any given time.
The Board regularly reviews and assesses the Board leadership structure, and considers the merits of alternative structures as part of its evaluation.
In the event the Board Chair and Chief Executive Officer roles are held by the same individual, the independent directors elect a Lead Director with extensive, well-defined responsibilities to ensure the Board provides effective independent oversight of management.

Flexibility to Determine Board Leadership Structure is in the Best Interest of the Company and its Stockholders

The Board believes it is important to maintain the flexibility to use its business judgment to choose whether to separate the Board Chair and Chief Executive Officer roles at the Company. The Board believes the proposed policy would be detrimental to the Company because it would remove the Board's flexibility and narrow the governance arrangements that the Board may consider. With its deep and diverse experience in business and governance, its in-depth knowledge of the Company's leadership team, as well as its understanding of the Company, the Board is in the best position to make a determination of the Board leadership structure that is best suited for the Company at any given time. The Company participates in competitive and dynamic industries, and the Board believes that the circumstances and challenges facing the Company, as well as the individual skills, qualifications, and experiences that make for an effective Board Chair, will vary over time. Therefore, the Board believes that, depending on the Company's circumstances at any given point in time, it may be in the best interests of the Company and its stockholders for a variety of reasons to have the Company's Chief Executive Officer also serve as the Board Chair.

The Board Regularly Reviews and Assesses Board Leadership Structure

The Board regularly reviews its governance processes including its leadership structure, and makes determinations based upon the best interests of the Company and its stockholders at that time. The Board considers, among other things, the changing needs and circumstances of the Board and the Company, the potential benefits and drawbacks of alternative leadership structures, and evolving corporate governance best practices. According to the Spencer Stuart U.S. Board Index 2023, approximately 61% of S&P 500 companies do not have an independent board chair. The Board also considers current trends and stockholder feedback received through engagement and votes on stockholder proposals—including the similar proposals to separate the Board Chair and Chief Executive Officer roles voted on by stockholders in 2014, 2015, 2018, and 2023, none of which received the support of stockholders holding a majority of the Company's shares of common stock, with the percentage of stockholders supporting the proposals declining in each subsequent vote from 2014 to 2023. Based on engagement with some of the Company's largest stockholders over the past year in 2023, and as reiterated by the declining stockholder vote for similar shareholder proposals at the Company in the past ten years, we believe many of our investors continue to support the Board's approach to maintain flexibility to choose the best leadership structure for the Company.

Our Lead Director and the Board's Corporate Governance Practices Support Effective Independent Oversight and Leadership

Each year, if the Board Chair is not independent, our independent directors elect a Lead Director. Our Lead Director has extensive, well-defined responsibilities as set forth in our Corporate Governance Guidelines to ensure our Board provides effective independent oversight of management. Our Lead Director:

- Presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors, and regularly meets with the Board Chair and Chief Executive Officer for discussion of appropriate matters arising from these sessions;

- Has the authority to call, and set the agendas for, meetings of the independent directors;

- Coordinates the activities of the other independent directors and serves as liaison between the Board Chair and the independent directors;

- Consults with the Board Chair and approves all meeting agendas, schedules, and information provided to the Board, and may, from time to time, invite corporate officers, other employees, and advisors to attend Board or committee meetings whenever deemed appropriate;

- Interviews, along with the Board Chair and the Chair and members of the Nominating and Corporate Governance Committee, all director candidates and makes recommendations to the Nominating and Corporate Governance Committee;

- Advises the Nominating and Corporate Governance Committee on the selection of members of the Board committees;

- Advises the Board committees on the selection of committee chairs;

- Works with the Board Chair and Chief Executive Officer to propose a schedule of major discussion items for the Board;

- Guides the Board's governance processes;

- Provides leadership to the Board if circumstances arise in which the role of the Board Chair or Chief Executive Officer may be, or may be perceived to be, in conflict;

- If requested by major stockholders, ensures that the Lead Director is available for consultation and direct communication;

- Leads the non-management directors in determining performance criteria for evaluating the Chief Executive Officer and coordinates the annual performance review of the Chief Executive Officer;

- Works with the Chair of the Compensation and Succession Committee to guide the Board's discussion of management succession plans;

- Works with the Chair of the Nominating and Corporate Governance Committee to facilitate the evaluation of the performance of the Board, committees, and individual directors;

- Works with the Chair of the Sustainability and Corporate Responsibility Committee to set sustainability and corporate responsibility objectives; and

- Performs such other duties and responsibilities as the Board may determine.

In addition to having a Lead Director position with significant responsibilities, the Company has a number of governance structures in place to support the independent oversight function of the Board and provide an effective framework for overseeing management, including the Chief Executive Officer:

Ten out of the eleven current directors—all directors other than Mr. Luciano—are independent under the standards of the New York Stock Exchange and our Company bylaws.	Non-management directors determine the performance criteria for evaluating the Chief Executive Officer and perform the annual performance review of the Chief Executive Officer.
The Board's Audit Committee, Compensation and Succession Committee, Nominating and Corporate Governance Committee, and Sustainability and Corporate Responsibility Committee are composed solely of independent directors.	The Board and each standing committee annually conduct evaluations of their performance. Directors annually evaluate each other, and these evaluations are used to assess future re-nominations to the Board.
Non-management directors meet privately in executive session presided over by the Lead Director at least quarterly, and if any of the non-management directors are not independent pursuant to the Board's independence determination, at least one executive session each year will include only independent directors.	The Board and each committee of the Board has the power to retain experts or advisors without consulting or obtaining the approval of any officer of the Company.
Directors are elected annually with a majority voting standard for uncontested elections.	Directors have full and unrestricted access to the officers and employees of the Company.
Holders of 10% or more of our common stock have the ability to call a special meeting of stockholders.	Our bylaws include a proxy access provision under which a stockholder or group of up to 20 stockholders that has owned at least 3% of our common stock for at least 3 years may submit nominees for up to 20% of the board seats for inclusion in our proxy statement.

In addition, the Board's independent oversight is bolstered by the Board's ongoing refreshment. Five of the ten independent directors have joined the Board since 2018, bringing fresh and diverse perspectives to the Board.

The Current Leadership Structure is the Most Effective for the Company

At present, the independent directors have unanimously determined that the Company is well-served by having both the Board Chair and Chief Executive Officer roles performed by Mr. Luciano, who provides business strategic leadership and direction for both management and the Board and who facilitates the flow of business information and communications. Having been appointed as Chief Executive Officer in January 2015, and as Chair of the Board in January 2016, Mr. Luciano possesses unparalleled knowledge of our business, products, and operations, as well as experience navigating opportunities and challenges particular to ADM. With his insight into ADM's business, he is also able to provide strategic direction for the Board, acting together with the independent Lead Director.

Mr. Crews, who has served as our independent Lead Director since May 2023, provides strong independent leadership and oversight. Mr. Crews joined our Board in 2011. His tenure allows him to have a deep understanding of the Company's strategy, business, products, and goals. Mr. Crews is a seasoned leader having retired from Monsanto in 2009 following a 32-year tenure with the company that culminated in nearly a decade of service as its executive vice president and chief financial officer. Recognized by the NACD Directorship 100™ for his leadership, excellence, and integrity in corporate governance, Mr. Crews is well-qualified to serve in the role of Lead Director. The Board believes that the current structure enhances Company performance by allowing our Chief Executive Officer to speak for and lead the Company and Board, while also providing for effective oversight and governance by an independent Board through the independent Lead Director. The high level of contact and communication between our Lead Director and our Board Chair throughout the year and the specificity contained in the Lead Director's responsibilities also serve to enhance effective Board leadership.

Summary

The Board believes that maintaining its flexibility to implement the leadership structure best suited for the Company and its stockholders based on the Company's circumstances at any given time is critical. Adopting the proposed policy is unnecessary and would be detrimental to the Company and its stockholders because it would remove the Board's flexibility and narrow the governance arrangements that the Board may consider. **Accordingly, the Board of Directors recommends that stockholders vote <u>AGAINST</u> this stockholder proposal. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**



THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIR. PROXIES SOLICITED BY THE BOARD WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY A DIFFERENT CHOICE.

Submission of Stockholder Proposals and Other Matters

Deadline for Submission of Stockholder Proposals

Proposals of stockholders, including nominations for director, intended to be presented at the next annual meeting and desired to be included in our proxy statement for that meeting must be received by the Company's Corporate Secretary, addressed to ADM, Attn: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601, no later than December 11, 2024, and, in the case of nominations for director, no earlier than November 11, 2024, in order to be included in such proxy statement. These proposals and nominations must also meet all the relevant requirements of our bylaws in order to be included in our proxy statement.

Notice of a stockholder proposal intended to be presented at the next annual meeting, but not included in our proxy statement for that meeting, must be delivered to the Secretary at the above address between January 23, 2025 and February 22, 2025 (or, if the next annual meeting is called for a date that is not within the period from April 23, 2025 to June 22, 2025, such notice must be delivered by the close of business on the tenth day following the earlier of the date on which notice of the date of such annual meeting is given or public disclosure of the date of such annual meeting is made). The notice must set forth the information required by our bylaws.

In addition to satisfying the foregoing requirements, in order to comply with the universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees for election at the next annual meeting, other than the Company's nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 24, 2025.

Stockholders with the Same Address

Individual stockholders sharing an address with one or more other stockholders may elect to "household" the mailing of the proxy statement and our annual report. This means that only one annual report and proxy statement will be sent to that address unless one or more stockholders at that address specifically elect to receive separate mailings. Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate annual report and proxy statement to a stockholder at a shared address on request. Stockholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be made in writing and addressed to Investor Relations, ADM, 4666 Faries Parkway, Decatur, Illinois 62526-5666, or by calling our Investor Relations at 217-424-5656. If you are a stockholder whose shares are held by a bank, broker, or other nominee, you can request information about householding from your bank, broker, or other nominee.

Receiving Future Proxy Materials Electronically

Stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving copies in the mail. Taking this step will save the Company the cost of producing and mailing these documents. You can:

- follow the instructions provided on your proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials; or
- go to www.proxyvote.com and follow the instructions provided

If you choose to receive future proxy statements and annual reports over the Internet, you will receive an email message next year containing the Internet address to access future proxy statements and annual reports. This email will include instructions for voting over the Internet. If you have not elected electronic delivery, you will receive either printed materials in the mail or a notice indicating that the proxy solicitation materials are available at www.proxyvote.com.

Principal Holders of Voting Securities

Based upon filings with the SEC, we believe that the following stockholders are beneficial owners of more than 5% of our outstanding common stock shares:

Name and Address of Beneficial Owner	Amount	Percent of Class
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	60,505,871[1]	12.06
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	45,312,186[2]	9.03
State Farm Mutual Automobile Insurance Company and related entities One State Farm Plaza, Bloomington, IL 61710	34,018,681[3]	6.78
State Street Corporation One Congress Street, Suite 1, Boston, MA 02114	30,944,674[4]	6.17

(1) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group has sole dispositive power with respect to 58,183,949 shares, shared voting power with respect to 708,988 shares, and shared dispositive power with respect to 2,312,922 shares.

(2) Based on a Schedule 13G/A filed with the SEC on January 25, 2024, BlackRock, Inc. has sole voting power with respect to 40,654,339 shares and sole dispositive power with respect to 45,312,186 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 12, 2024, State Farm Mutual Automobile Insurance Company and related entities have sole voting and dispositive power with respect to 33,884,596 shares and shared voting and dispositive power with respect to 134,085 shares.

(4) Based on a Schedule 13G/A filed with the SEC on January 25, 2024, State Street Corporation has shared voting power with respect to 21,742,455 shares and shared dispositive power with respect to 30,911,722 shares.

Other Matters

It is not contemplated or expected that any business other than that pertaining to the subjects referred to in this proxy statement will be brought up for action at the meeting, but in the event that other business does properly come before the meeting calling for a stockholders' vote, the named proxies will vote thereon according to their best judgment in the interest of our Company.

By Order of the Board of Directors

ARCHER-DANIELS-MIDLAND COMPANY

Regina B. Jones

Regina B. Jones, Corporate Secretary

April 10, 2024

Annex A

Definition and Reconciliation of Non-GAAP Measures

We use Adjusted ROIC to mean "Adjusted ROIC Earnings" divided by "Adjusted Invested Capital". Adjusted ROIC Earnings is the Company's net earnings attributable to controlling interests adjusted for the after-tax effects of interest expense and specified items. Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of the Company's equity (excluding noncontrolling interests), interest-bearing liabilities, and the after-tax effect of specified items. Management uses Adjusted ROIC to measure the Company's performance by comparing Adjusted ROIC to the Company's weighted average cost of capital.

Adjusted EBITDA is defined as Earnings Before Interest, Taxes, Depreciation, and Amortization, adjusted for specified items. Adjusted EPS is defined as diluted Earnings Per Share adjusted for the effects on reported diluted EPS of certain specified items. Management believes Adjusted EBITDA and Adjusted EPS are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability.

Segment operating profit is the Company's consolidated income from operations before income tax excluding corporate items. Adjusted segment operating profit, a non-GAAP financial measure, is segment operating profit excluding specified items. Management believes that segment operating profit and adjusted segment operating profit are useful measures of the Company's performance because they provide investors information about the Company's business unit performance excluding corporate overhead costs as well as specified items.

Adjusted ROIC, Adjusted ROIC Earnings, Adjusted Invested Capital, Adjusted EBITDA, Adjusted EPS, and Adjusted Segment Operating Profit are non-GAAP financial measures and are not intended to replace or be alternatives to GAAP financial measures. The following tables present the calculation of Adjusted ROIC and reconciliations of Adjusted ROIC Earnings to net earnings attributable to ADM, the most directly comparable amount reported under GAAP; of Adjusted Invested Capital to Total Shareholders' Equity, the most directly comparable amount reported under GAAP; of Adjusted EBITDA to net earnings attributable to ADM, the most directly comparable amount reported under GAAP; of Adjusted EPS to diluted EPS, the most directly comparable amount reported under GAAP; and of Segment Operating Profit and Adjusted Segment Operating Profit to earnings before income taxes, the most directly comparable amount reported under GAAP.

ADJUSTED ROIC [1] CALCULATION (YEARS ENDED DECEMBER 31)

2023—Adjusted ROIC Earnings $4,118* ÷ Adjusted Invested Capital $33,843* = 12.2%
2022—Adjusted ROIC Earnings $4,732* ÷ Adjusted Invested Capital $34,756* = 13.6%
2021—Adjusted ROIC Earnings $3,158* ÷ Adjusted Invested Capital $31,634* = 10.0%
2020—Adjusted ROIC Earnings $2,260* ÷ Adjusted Invested Capital $29,410* = 7.7%

*   in millions

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Quarter Ended				Four Quarters Ended
	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023
Net earnings attributable to ADM	$1,170	$ 927	$821	$565	$3,483
Adjustments:					
Interest expense	100	124	97	109	430
Specified items	(12)	130	76	167	361
Total adjustments	88	254	173	276	791
Tax on adjustments	(26)	(52)	(40)	(38)	(156)
Net adjustments	62	202	133	238	635
Total Adjusted ROIC Earnings	$1,232	$1,129	$954	$803	$4,118

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Year Ended December 31		
	2022	2021	2020
Net earnings attributable to ADM	$4,340	$2,709	$1,772
Adjustments:			
Interest expense	396	265	339
LIFO	0	0	(91)
Specified items	113	299	412
Total adjustments	509	564	660
Tax on adjustments	(117)	(115)	(172)
Net adjustments	392	449	488
Total Adjusted ROIC Earnings	$4,732	$3,158	$2,260

ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Quarter Ended				Trailing Four Quarter Average
	Mar 31, 2023	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023
Shareholders' Equity[2]	$24,860	$24,939	$25,228	$24,132	$24,790
+ Interest-bearing liabilities[3]	10,512	8,675	8,346	8,370	8,976
+ Specified items	(14)	108	59	155	77
Total Adjusted Invested Capital	$35,358	$33,722	$33,633	$32,657	$33,843

ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Trailing Four Quarter Average		
	December 31, 2022	December 31, 2021	December 31, 2020
Shareholders' Equity[2]	$24,099	$21,717	$19,392
+ Interest-bearing liabilities[3]	10,634	9,856	9,943
+ Specified items	23	61	75
Total Adjusted Invested Capital	$34,756	$31,634	$29,410

ADJUSTED EBITDA[1] (IN MILLIONS)	Twelve Months Ended Dec 31		
	2023	2022	2021
Net earnings attributable to ADM	$3,483	$4,340	$2,709
Net earnings attributable to noncontrolling interests	(17)	25	26
Income taxes	828	868	578
Interest expense	430	396	265
Depreciation and amortization	1,059	1,028	996
EBITDA	5,783	6,657	4,574
Adjustments:			
(Gains) losses on sales of assets and businesses	(17)	(44)	(77)
Asset impairment, restructuring, and net settlement contingencies	367	148	300
Railroad maintenance expense	67	67	67
Loss on debt extinguishment	0	0	36
Acquisition-related expenses	7	2	7
Adjusted EBITDA	$6,207	$6,830	$4,907
Reserve, Louisiana facility adjustment	0	0	(27)
Adjusted EBITDA excluding Reserve, Louisiana facility adjustment	$6,207	$6,830	$4,880

ADJUSTED EPS[1]	Twelve Months Ended Dec 31	
	2023	2022
EPS (fully diluted) as reported	$ 6.43	$ 7.71
Adjustments:		
Gains on sales of assets and businesses	(0.03)	(0.06)
Asset impairment, restructuring, and net settlement contingencies	0.57	0.21
Gain on debt conversion option	(0.01)	(0.02)
Acquisition-related expenses	0.01	0.00
Tax adjustments	0.01	0.01
Adjusted EPS	$ 6.98	$ 7.85

ADJUSTED SEGMENT OPERATING PROFIT[1] (IN MILLIONS)	Twelve Months Ended Dec 31 2023	2022
Earnings Before Income Taxes	$ 4,294	$ 5,233
Corporate Results	1,606	1,316
Segment Operating Profit	5,900	6,549
Specified items:		
Gain on sale of assets	(17)	(47)
Impairment, restructuring, and net settlement contingencies	361	147
Adjusted Segment Operating Profit	$ 6,244	$ 6,649
Ag Services and Oilseeds	$ 4,067	$ 4,401
Ag Services	1,168	1,374
Crushing	1,290	1,636
Refined Products and Other	1,306	837
Wilmar	303	554
Carbohydrate Solutions	$ 1,375	$ 1,413
Starches and Sweeteners	1,329	1,376
Vantage Corn Processors	46	37
Nutrition	$ 427	$ 668
Human Nutrition	417	557
Animal Nutrition	10	111
Other Business	$ 375	$ 167

(1) Non-GAAP measure: The Company uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission.

These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures.

(a) Adjusted Return on Invested Capital (ROIC) is Adjusted ROIC Earnings divided by Adjusted Invested Capital. Adjusted ROIC Earnings is ADM's net earnings adjusted for the after-tax effects of interest expense and specified items. Adjusted Invested Capital is the sum of ADM's equity (excluding noncontrolling interests), interest-bearing liabilities, and the after-tax effect of specified items.

(b) Specified items are comprised of charges of $7 million ($5 million, after tax; $0.01 per share) related to the impairment of certain assets and restructuring, a gain of $1 million ($1 million, after tax; $0.00 per share) related to the sale of certain assets, and a tax benefit adjustment of $18 million ($0.03 per share) related to certain discrete items for the quarter ended March 31, 2023; charges of $117 million ($93 million, after tax; $0.17 per share) related to the impairment of certain assets, restructuring, and a contingency loss provision related to import duties, gains of $11 million ($8 million, after tax; $0.02 per share) related to the sale of certain assets, expenses of $3 million ($2 million, after tax; $0.00 per share) related to certain acquisitions, and a tax expense adjustment of $21 million ($0.04 per share) related to certain discrete items for the quarter ended June 30, 2023; net charges of $71 million ($54 million, after tax; $0.10 per share) related to the impairment of certain assets and restructuring, partially offset by a contingency loss reversal, losses of $2 million ($2 million, after tax; $0.00 per share) related to the sale of certain assets, and expenses of $3 million ($3 million, after tax; $0.01 per share) related to certain acquisitions for the quarter ended September 30, 2023; and net charges of $172 million ($158 million, after tax; $0.30 per share) related to the impairment of certain long-lived assets and goodwill and restructuring, partially offset by contingency loss adjustments, gains of $7 million ($5 million, after tax; $0.00 per share) related to the sale of certain assets, expenses of $1 million ($1 million, after tax; $0.00 per share), and a tax expense adjustment of $1 million ($0.00 per share) related to certain discrete items for the quarter ended December 31, 2023.

(c) Gain on debt conversion of $6 million ($6 million, after tax; $0.01 per share) related to the mark-to-market adjustment of the conversion option of the exchangeable bonds issued in August 2020.

(d) Adjusted EBITDA is EBITDA adjusted for certain specified items as described above and railroad maintenance expense.

(e) Adjusted EPS is diluted EPS adjusted for certain specified items as described above.

(f) Adjusted segment operating profit is segment operating profit (which is earnings before income taxes excluding corporate items) adjusted for gain on sale of assets and impairment, restructuring, and net settlement contingencies.

(2) Excludes noncontrolling interests.

(3) Includes short-term debt, current maturities of long-term debt, finance lease obligations, and long-term debt.



2023 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-44



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

DE	**41-0129150**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

77 West Wacker Drive, Suite 4600	
Chicago, IL	**60601**
(Address of principal executive offices)	(Zip Code)

(312) 634-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**ADM**	**NYSE**
1.000% Notes due 2025		**NYSE**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.   See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, no par value—$40.3 billion
(Based on the closing sale price of Common Stock as reported on the New York Stock Exchange
as of June 30, 2023)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, no par value—509,849,153 shares
(March 8, 2024)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

SAFE HARBOR STATEMENT

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this Annual Report on Form 10-K, are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements the Company makes relating to its future results and operations, growth opportunities, pending litigation and investigations, and timing of the remediation of the Company's material weakness in the Company's internal control over financial reporting are forward-looking statements. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in this Annual Report on Form 10-K, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, Archer-Daniels- Midland Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions or otherwise.

Table of Contents

Item No.	Description	Page No.

Item 1.   BUSINESS

Company Overview

Archer-Daniels-Midland Company (the Company or ADM) unlocks the power of nature to enrich the quality of life.   The Company is an essential global agricultural supply chain manager and processor; a premier human and animal nutrition provider; a trailblazer in groundbreaking solutions to support healthier living; an industry-leading innovator in replacing petroleum-based products; and a leader in sustainability. ADM's breadth, depth, insights, facilities and logistical expertise give the Company unparalleled capabilities to meet demand driven by global trends related to food security, health and well-being, and sustainability of the agriculture and food value chains. From the seed of the idea to the outcome of the solution, ADM gives customers an advantage in solving the nutritional and sustainability challenges of today and tomorrow.

The Company is one of the world's leading producers of ingredients for sustainable nutrition. From staple foods, such as flour, oils, and sweeteners, to innovative alternatives like plant-based meat and dairy, ADM offers the industry's broadest portfolio of food and beverage solutions. The Company is also a leader in animal nutrition. Today, more and more people want to feed their pets with the same kind of clean, simple, and healthy products that they eat themselves, and consumers expect livestock and poultry to be fed and raised naturally, humanely, and sustainably. ADM offers a range of ingredients, flavors, and solutions from nature to meet animal's needs.

ADM is a global leader in health and well-being, with an industry-leading range of probiotics, enzymes, supplements, and more to meet the needs of consumers looking for new ways to live healthier lives. The Company is also leading the way to a future of new consumer and industrial solutions from nature. With unparalleled expertise and capacity in precision fermentation, ADM is reimagining the world of plastics, lubricants, adhesives, home products, and more.

ADM also has significant investments and joint ventures that aim to expand or enhance the market for its products or offer other benefits including, but not limited to, geographic or product-line expansion.

At ADM, sustainable practices and a focus on environmental responsibility are foundational to the Company's purpose and culture, and integral to the work the Company does every day to serve customers and create value for shareholders. ADM's Board of Directors actively oversees the Company's sustainability strategy through a board-level Sustainability and Corporate Responsibility Committee (Sustainability Committee), and ADM's Chief Sustainability Officer is part of the core strategy team and reports to the Senior Vice President and President of Ag Services and Oilseeds.

Utilizing ADM's unique position in the agricultural value chain, including relationships with farmers around the globe and an unparalleled origination, transportation, and processing network, the Company is enhancing sustainability and leading in decarbonization across the multiple value chains in which it operates. ADM works with growers by supporting them with personalized services and innovative technologies and partnering with them to develop and enhance sustainable practices, including a goal of enrolling four million regenerative agriculture acres by 2025. The Company is actively working to improve the efficiency of its facilities and vehicles, finding alternative uses for waste, reusing and recycling water, and sequestering carbon at its onsite capture and storage facility. These efforts are helping advance ADM's "Strive 35" commitments to, by 2035, reduce from a 2019 baseline absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 25%; reduce from a 2021 baseline absolute Scope 3 emissions by 25%; reduce energy intensity by 15% and increase low-carbon energy usage to 25% of total; reduce water intensity and water withdrawal by 10%; and achieve a 90% landfill diversion rate.

All of this work is propelling ADM's broadening array of products from nature, which are helping customers meet increasing demand for more sustainable solutions spanning food, feed, fuel, and industrial and consumer products.

The Company is strongly committed to diversity, equity, and inclusion. ADM fundamentally values the differences between individuals and believes a variety of perspectives makes for a better company.

The Company's innovation and expertise are helping people live healthier lives and support a healthier planet. The Company's globally-integrated footprint combines with local insights to give ADM capabilities few other companies have to meet critical and global needs.

Segment Descriptions

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable business segments, as defined by the applicable accounting standard, and are classified as Other Business. Financial information with respect to the Company's reportable business segments is set forth in Note 17 of "Notes to Consolidated Financial Statements" included in Item 8 herein, "Financial Statements and Supplementary Data" (Item 8).

Ag Services and Oilseeds

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, energy, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable green diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows.

The Company has a 22.5% equity interest in Wilmar International Limited (Wilmar), a Singapore publicly listed company. Wilmar is a leading global agribusiness group headquartered in Asia engaged in the businesses of packaged oils and packaged foods, oil palm cultivation, oilseeds crushing, edible oils refining, sugar milling and refining, specialty fats, oleo chemicals, biodiesel and fertilizers manufacturing, and grains processing.

The Company has a 32.2% equity interest in Pacificor. Pacificor owns and operates grain export elevators in Kalama, Washington and Portland, Oregon.

The Company has a 50.0% equity interest in SoyVen, a joint venture between ADM and Cargill to provide soybean meal and oil for customers in Egypt.

The Company has a 37.5% equity interest in Olenex Sarl (Olenex), a joint venture between ADM and Wilmar that produces and sells a comprehensive portfolio of edible oils and fats to customers around the globe. In addition, Olenex markets refined oils and fats from the Company's plants in the Czech Republic, Germany, the Netherlands, Poland, and the U.K.

The Company has a 50.0% equity interest in Stratas Foods LLC, a joint venture between ADM and ACH Jupiter, LLC, a subsidiary of Associated British Foods, that procures, packages, and sells edible oils in North America.

The Company has a 50.0% equity interest in Edible Oils Limited, a joint venture between ADM and Princes Limited to procure, package, and sell edible oils in the United Kingdom. The Company also formed a joint venture with Princes Limited in Poland to procure, package, and sell edible oils in Poland, the Czech Republic, Slovakia, Hungary, and Austria.

The Company is a supplier of raw materials to Wilmar, Stratas Foods LLC, Edible Oils Limited, SoyVen, and Olenex.

Item 1.   BUSINESS (Continued)

Carbohydrate Solutions

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids, which are used in various food and industrial products. The Carbohydrate Solutions segment is a leader in carbon capture and sequestration. By continuing to advance additional carbon capture and sequestration initiatives and products aimed at replacing coal power and steam generation with lower emissions power, the Carbohydrate Solutions segment is well positioned to benefit from the replacement of essential materials historically made from fossil fuels with plant-based alternatives.

The Company has a 50.0% equity interest in Hungrana Ltd. which operates a corn wet milling plant in Hungary.

The Company has a 50.0% equity interest in Almidones Mexicanos S.A. which operates a corn wet milling plant in Mexico.

The Company has a 50.0% equity interest in Aston Foods and Food Ingredients, a Russian-based sweeteners and starches business.

The Company has a 40.0% equity interest in Red Star Yeast Company, LLC, which produces and sells fresh and dry yeast in the U.S. and Canada.

The Company has a 22.1% equity interest in LSCP, LLLP, which operates an ethanol plant facility in the U.S.

Nutrition

The Nutrition segment serves various end markets including food, beverages, nutritional supplements, and feed premix and additives for livestock, aquaculture, and pet food. The segment engages in the manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, postbiotics, enzymes, botanical extracts, and other specialty food and feed ingredients. The Nutrition segment includes the activities related to the procurement, processing, and distribution of edible beans. The segment also includes activities related to the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods.

The Company has a 45.3% equity interest in Vimison S.A. de C.V., a leader in the animal nutrition industry in Mexico.

The Company has 50% equity interests in ADM Matsutani LLC and Matsutani Singapore Pte. Ltd., joint ventures for the worldwide sales and marketing of Fibersol.

The Company has a 50% equity interest in ADM Vland Biotech Shandong Co., Ltd., which manufactures and commercializes human probiotics in Greater China. As of December 31, 2023, this joint venture has temporarily ceased operations.

The Company has a 42.8% equity interest in Dusial S.A., a leader in the complete feed industry in Southwest of France.

The Company has a 34.3% equity interest in Vitafort ZRT, a leading company in the Hungarian animal feed market.

Other Business

Other Business includes the Company's remaining operations as described below.

ADM Investor Services, Inc., a wholly owned subsidiary of the Company, is a registered futures commission merchant and a clearing member of all principal commodities exchanges in the U.S. ADM Investor Services International Limited, a member of several derivative and commodity exchanges and clearing houses in Europe, ADMIS Singapore Pte. Limited, a clearing member of the Singapore exchange, and ADMIS Hong Kong Limited, are wholly owned subsidiaries of ADM offering brokerage services in Europe and Asia.

Insurance activities include Agrinational Insurance Company (Agrinational) and its subsidiaries. Agrinational, a wholly owned subsidiary of ADM, provides insurance coverage for certain property, casualty, marine, medical, and other miscellaneous risks of the Company. Agrinational also participates in certain third-party reinsurance arrangements.

Corporate

Corporate includes the activities related to cost and equity method investments in early-stage start-up companies within ADM Ventures. In addition to identifying companies to invest in, ADM Ventures also works on select high-potential, new product development projects and alternative business models, all with the objective of supporting the Company's strategic objectives.

Internal Investigation

Background

As previously disclosed, the Company received a voluntary document request from the Securities and Exchange Commission (the SEC) relating to intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. In response, the Company initiated an internal investigation regarding certain accounting practices and procedures with respect to its Nutrition reporting segment, including as related to certain intersegment sales (the Investigation). As previously disclosed on January 21, 2024, the Company placed Vikram Luthar, Chief Financial Officer and Senior Vice President, on administrative leave.

Correction of Certain Segment-Specific Historical Financial Information

The Company has historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Investigation, the Company identified certain intersegment sales that occurred between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments that were not recorded at amounts approximating market.

Because each sale to be adjusted occurred between the Company's reporting segments, the adjustments have no impact on the Company's consolidated balance sheets and statements of earnings, comprehensive income (loss), or cash flows. The Company determined that the adjustments are not material to the Company's consolidated financial statements taken as a whole for any period.

For more information, see "Management's Discussion and Analysis of Financial Position and Results and Operations" included in Part II, Item 7 herein, and Note 17, Segment and Geographic Information of "Notes to Consolidated Financial Statements" included in Part II, Item 8 herein.

Government Investigations

The Company continues to cooperate with the SEC. Following the Company's January 21, 2024 announcement of the Investigation, the Company received voluntary document requests from the Department of Justice (the DOJ) focused primarily on the same subject matter, and the DOJ directed grand jury subpoenas to certain current and former Company employees. The Company is cooperating with the DOJ.

Item 1.   BUSINESS (Continued)

Methods of Distribution

The Company's products are distributed mainly in bulk from processing plants or storage facilities directly to customers' facilities. The Company has developed a comprehensive transportation capability to efficiently move both commodities and processed products virtually anywhere in the world. The Company owns or leases trucks, trailers, railroad tank and hopper cars, river barges, towboats, and ocean-going vessels used to transport the Company's products to its customers.

Concentration of Revenues by Product

The following products accounted for 10% or more of revenues for the following periods:

	% of Revenues		
	Year Ended December 31		
	2023	**2022**	**2021**
Soybeans	**18%**	17%	18%
Soybean Meal	**13%**	12%	12%
Corn	**12%**	14%	14%

Status of New Products

The Company continues to expand the size and global reach of its business through the development of new products. Acquisitions expand the Company's ability to unlock the potential of nature and serve customers' evolving and expanding needs through its offerings of natural flavor and ingredient products. The Company does not expect any individual new product to have a significant impact on the Company's revenues in 2024.

Source and Availability of Raw Materials

A significant majority of the Company's raw materials are agricultural commodities. In addition, the Company sources specific fruits, vegetables, and nuts for extracts to make flavors and colors. In any single year, the availability and price of these commodities are subject to factors such as changes in weather conditions, plantings, government programs and policies, competition, changes in global demand, changes in standards of living, and global production of similar and competitive crops. The Company's raw materials are procured from thousands of growers, grain elevators, and wholesale merchants in North America, South America, Europe, Middle East, and Africa (EMEA), Asia, and Australia, pursuant primarily to short-term (less than one year) agreements or on a spot basis. The Company is not dependent upon any particular grower, elevator, or merchant as a source for its raw materials.

Some of the principal crops that ADM sources and processes present specific climate change risks. For example, South American soy and global palm present risks of deforestation due to their proximity to the forest and other high-carbon-value landscapes. In addition, when not managed appropriately, row crops such as corn, soy, wheat, and canola present environmental risks such as water quality impairment, erosion, soil degradation, and GHG emissions. However, these crops also present an opportunity to combat climate change through their ability to sequester carbon in the soil using regenerative agricultural practices. In 2022, ADM launched its "re: generations" program to engage and encourage growers in its supply chain to implement regenerative agriculture practices. In the first year of the program, the Company exceeded its goal to enroll one million acres. In 2023, the Company expanded its regenerative agriculture program to cover two million acres across 18 U.S. states and Canada and also extended the program into new geographies, launching regenerative agriculture projects in Europe and South America, with a goal to enroll four million acres globally by 2025.

Under the stewardship of ADM's Board of Directors, the Company has established several key social and environmental policies that collectively outline expectations for its employees, business partners and contractors, and the Company as a whole with respect to its sourcing operations. These policies set the standards that govern the Company's approach to environmental stewardship, employee conduct, and raw material sourcing, among other areas, and outline ADM's positions on issues of widespread public interest. These standards are included in, among others, the Company's Code of Conduct; Environment, Health, and Safety Policy; Human Rights Policy; Commitment to Protect Forests, Biodiversity, and Communities; Statement on Genetically Modified Organisms; Statement on Animal Testing; Commitment to Anti-Corruption Compliance; Protocol for Managing Supplier Non-Compliance and ADM Supplier Expectations, all of which are available on the Company's website (see Item 1, Business - Available Information).

In addition to policies, a portion of the Company's commodity sourcing is conducted using third-party certification programs including ADM Responsible Soy, Biomass Biofuel Sustainability Voluntary Scheme, Round Table for Responsible Soy, International Sustainability and Carbon Certification, Round Table on Sustainable Palm Oil, and U.S. Soy Sustainability Assurance Protocol. These programs have standards that are established to provide transparency on specific sustainability-related criteria. ADM procures canola, soybeans, and palm under these programs.

Trademarks, Brands, Recipes, and other Intellectual Property

The Company owns trademarks, brands, recipes, and other intellectual property including patents, with a net book value of $734 million as of December 31, 2023. More than 90% of these intangibles are in the Nutrition segment which is not materially dependent upon any individual trademark, brand, recipe or other intellectual property.

Seasonality, Working Capital Needs, and Significant Customers

Since the Company is widely diversified in global agribusiness markets, there are no material seasonal fluctuations in overall global processing volumes and the sale and distribution of its products and services. There is a degree of seasonality in the growing cycles, procurement, and transportation of the Company's principal raw materials: oilseeds, corn, wheat, and other grains. The Company has seasonal financing arrangements with farmers in certain countries around the world. Typically, advances on these financing arrangements occur during the planting season and are repaid at harvest.

The prices of agricultural commodities, which may fluctuate significantly and change quickly, directly affect the Company's working capital requirements. Because the Company has a higher portion of its operations in the northern hemisphere, principally North America and Europe, relative to the southern hemisphere, primarily South America, inventory levels typically peak after the northern hemisphere fall harvest and are generally lower during the northern hemisphere summer months. Working capital requirements have historically trended with inventory levels.

No material part of the Company's business is dependent upon a single customer or very few customers.

Competition

The Company has significant competition in the markets in which it operates based principally on price, foreign exchange rates, quality, global supply, and alternative products, some of which are made from different raw materials than those utilized by the Company. Given the commodity-based nature of many of its businesses, the Company, on an ongoing basis, focuses on managing unit costs and improving efficiency through technology improvements, productivity enhancements, and regular evaluation of the Company's asset portfolio. The Company's Nutrition business is a vertically integrated business that provides ingredients and solutions for human, animal, and pet in a highly competitive environment with a variety of companies offering the same products and services. The industry includes ingredient suppliers, contract manufacturers, global fast moving consumer goods companies, and private label brands, as well as smaller companies that specialize in specific niche markets. The Company focuses on staying ahead of the curve in terms of innovation and science-based solutions, building direct-to-consumer sales channels and focusing on consumer needs, expanding into new markets, building strategic partnerships, leveraging data and technology, and building a strong distribution network.

Item 1.   BUSINESS (Continued)

Research and Development (R&D)

R&D expense, net of reimbursements of government grants, for the year ended December 31, 2023 was $256 million.

The Company is committed to global health and sustainable products, recognizing the interconnectedness of human, animal, and environmental health. ADM's R&D efforts focus on creating science-based products, solutions, and technologies aligned with macro trends in food security, sustainable processes, health, and personalized nutrition. The Company strategically invests in R&D across the entire nutrition value chain by leveraging its access to innovative processes and product optimization. The R&D team is also engaged in BioSolutions initiatives which is a key part of ADM's commitment to utilize its value chain to reduce its carbon footprint, redesign core products with sustainable alternatives, and explore new markets.

The Company's internal R&D network, consisting of approximately 1,600 talented employees, is dedicated to transforming aspirations into solutions and brand innovation. The integration of interdisciplinary experts in biology, chemistry, physiology, nutrition, agronomy, and product development provides a competitive edge.

R&D teams are closely connected to customers and the global markets. Targeted product development leverages innovative ingredients and ADM's existing portfolio across different segments. R&D innovation centers across four continents enable the rapid transformation of ideas into products. An external network of collaborators, including customers, key opinion leaders, start-ups, and academia amplifies the Company's scientific excellence.

The scope and application of the Company's technical capabilities reinforce its commitment to global health and sustainable products.   High-throughput screening and characterization facilities strengthen ADM's extensive ingredient database. Formulation platforms enable rapid upscaling or downscaling for cost-effective innovation. Resources dedicated to functional ingredient characterization enhance the Company's capacity to deliver on the science behind each product.

ADM's R&D strategy prioritizes fulfilling customer expectations and supporting the Company's growth. In 2023, ADM introduced over 40 new products aligned with short and medium-term customer needs. The Company's future strategy aims to deliver world-class solutions more efficiently and sustainably, and to capitalize on ADM's full potential.

Environmental, Social, and Governance (ESG)

The Company knows that the health of our natural resources is critical to our future, and that its commitments to sustainable practices will result in a stronger ADM and a better world. ADM is committed to being a force for change in developing innovative, sustainable solutions in agriculture, food and nutrition, industrial and consumer products, energy, and packaging materials while pursuing ways to continually improve the Company's efforts in both protecting the environment and enhancing environmental sustainability. The United Nations Development Programme created the Sustainable Development Goals (SDG) blueprint as a universal call to action to end poverty, protect the planet, and ensure that all people enjoy peace and prosperity. ADM focuses its efforts toward goals that align with its business objectives and allow the Company to make the greatest contribution towards the achievement of the SDGs, specifically Zero Hunger, Clean Water and Sanitation, Decent Work and Economic Growth, Climate Action, and Life On Land.

Item 1.   BUSINESS (Continued)

Governance

The Sustainability Committee of the Board actively oversees the Company's objectives, goals, strategies, and activities relating to sustainability and corporate responsibility matters. The Sustainability Committee also oversees the Company's compliance with sustainability and corporate responsibility laws and regulations, assesses performance relating to industry benchmarks, and assists the Board of Directors in overseeing the Company's operations as a sustainable organization and responsible corporate citizen in order to enhance shareholder value and protect ADM's reputation. Both the Company's Chief Sustainability Officer and Senior Vice President of Global Operations attend committee meetings as management representatives. The Senior Vice President, Chief People and Diversity Officer meets periodically with the Sustainability Committee to discuss ADM's diversity progress and strategy. The Executive Council of ADM, the Company's highest strategic and operational body, provides close supervision of the Company's ESG efforts and in-depth review of sustainability issues. Furthermore, regional sustainability teams, along with the corporate sustainability team, support the Chief Sustainability Officer to drive sustainability efforts in the Company's facilities and supply chains around the world. ADM's sustainability efforts are also supported by functional expertise throughout the Company such as in Operations and Utilities, Supply Chain and Procurement, Diversity, Equity and Inclusion, and Environmental Health and Safety (EHS).

Strategy

The Company aims to mitigate climate change and protect biodiversity through renewable product and process innovations, supply chain efforts including a commitment to no-deforestation or native vegetation conversion and regenerative agriculture, and a strategic approach to operational excellence with a focus on enhancing the efficiency of ADM's production plants throughout its global operations.

ADM believes sustainability is critical to its future growth strategy. ADM's strategic plan of sustainable growth leverages the trends and technologies in sustainability to help the Company grow and create value for its stakeholders. Ag Services and Oilseeds is focused on traceability of sourcing and differentiation and working with growers on low carbon agricultural practices and products. Carbohydrate Solutions is focused on decarbonization efforts that increasingly position the segment to offer low-carbon intensity feedstocks for biosolutions and biomaterials, including fuel solutions, to replace petroleum-based products. Nutrition is working with suppliers and customers to identify nature positive solutions that can reduce environmental impact in supply chains. The growth of these projects and businesses will be integral to supporting the objective of helping the planet limit total global warming to the 1.5°C threshold indicated by the United Nations. Additionally, beginning in 2022, the Company incorporated the achievement of gender parity and GHG emission goals to executive performance measurement to reflect the strategic importance of ESG to its business.

Moreover, ADM has a large industrial footprint and believes it is important to reduce GHG emissions related to its business activities and the entire agricultural supply chain. The Company continues to use internal and external resources to identify opportunities and take action to reduce its GHG emissions globally to meet its continued commitment to mitigate the effects of climate change.

In 2020, ADM announced its environmental stewardship goals, collectively called "Strive 35" – an ambitious plan to, by 2035, reduce absolute Scope 1 and 2 GHG emissions by 25% from a 2019 baseline, reduce energy intensity by 15%, reduce water intensity by 10%, and achieve a 90% landfill diversion rate. To support the Company's Strive 35 environmental goals, ADM developed a feasibility study with a leading engineering professional services firm that provides the technology pathway for absolute reduction of GHG by 2035. The Company has also committed to develop a global strategy focused on improving community well-being in priority watersheds, including water-stressed areas, by 2025.   In 2023, ADM refined two of its Strive 35 commitments to more meaningfully drive progress: ADM aims to reduce its absolute water withdrawal by 10%, from a 2019 baseline, by 2035, and ADM aims to increase its use of low-carbon energy sources to 25% of total energy used by 2035.

In 2021, ADM announced its Scope 3 GHG reduction goal, focused upon the five most material Scope 3 categories for the Company: purchased goods and services; fuel and energy related emissions; upstream transportation and distribution; waste; and processing of solid products/goods. ADM aims to reduce its absolute Scope 3 emissions by 25% from a 2021 baseline by 2035.

ADM has applied for approval of its Scope 1, 2 and 3 GHG reduction goals from the Science-based Targets Initiative (SBTi). This approval is pending SBTi's review and engagement with ADM.

Item 1.   BUSINESS (Continued)

As of December 31, 2022, the Company reduced absolute Scope 1 and 2 GHG emissions by 7.8% and realized no reductions in Scope 3 emissions. The Company reduced absolute water withdrawal by 1.0% and realized no reductions in water intensity. The Company realized no increase in low carbon energy usage and achieved 82.4% of its waste diverted from landfill.

In 2023, the Company published an updated Carbon Reduction Program Assessment, a report of ADM's carbon reduction progress and exploration to support its aspiration of net zero emissions by 2050 at the latest. The report can be accessed through the Company's website at http://www.adm.com.

The Company anticipates spending between $360 million and $490 million on capital projects to achieve the Strive 35 targets. ADM has spent $158 million on projects in support of these goals since inception, of which $71 million was spent in 2023, including three projects in Ag Services and Oilseeds designed to fully transition away from coal usage.

The Company believes that protection of natural resources, habitats, and biodiversity are important to life and to the Company's business. ADM is committed to eliminating deforestation from all of the Company's supply chains by 2025. In 2023, after a strategic investigation of the impact of conversion of native habitats in its key supply chains, the Company announced its commitment to eliminate conversion of native habitats in high risk areas in South America for direct suppliers of all commodities by 2025 and indirect suppliers by 2027, with a 2025 cutoff date (a date after which conversion of primary native vegetation renders a given area or production unit non-compliant) for both direct and indirect suppliers. In 2022, the Company achieved full traceability of its direct and indirect sourcing throughout its soy supply chains in Brazil, Paraguay, and Argentina.

During the year ended December 31, 2023, the Company spent $69 million specifically to improve equipment, facilities, and programs for pollution control and in light of requirements of various environmental agencies.

There have been no material effects upon the earnings and competitive position of the Company resulting from compliance with applicable laws or regulations enacted or adopted relating to the protection of the environment.

ADM's corporate social investment program, ADM Cares, aligns the Company's corporate giving with its business strategies and sustainability objectives. Through the program, ADM works to sustain and strengthen its commitment to communities where ADM colleagues work, live, and operate by directing funding to initiatives and organizations driving meaningful social, economic, and environmental progress. The ADM Cares team evaluates potential projects submitted for funding to ensure they meet eligibility criteria, such as initiatives that support food security, health and well-being, and sustainability around the world.

Scenario Analysis

In line with the recommendations of the Task Force on Climate-Related Disclosures, ADM conducted an analysis using three scenarios: 1.5°C (based on IPCC SSP1), 2°C (based on IEA WEO 450 Scenario), and 2.6°C (based on IEA INDC Scenario). The first scenario assumes a rapid transition to a low carbon world in the next decade, limiting temperature increase of 1.5°C. This involves a high degree of transformation across the economy. Under this scenario, the worst anticipated physical impacts of climate change are avoided. The second scenario involves ambitious actions to mitigate climate change, limiting temperature increase of 2°C. This scenario requires greater policy action; however, there is still an increase in physical climate-related impacts. The third scenario is based on the current status quo with no changes to policies or actions and an anticipated increase in global temperature of 2.6°C resulting in increased physical impacts of climate change.

In each of the scenarios, the Company identified potential sourcing shifts and limitations, operational changes, physical impacts, and opportunities. The primary risks identified fall into two categories: physical and transition. Key opportunities are related to product and service offerings.

Physical Risks	• Increased severity and frequency of extreme weather events such as hurricanes/cyclones and floods could lead to increased direct costs from the disruption of supply chains and impair the Company's ability to deliver products to customers in a timely manner. • Increased severity and frequency of extreme weather events such as hurricanes/cyclones and floods could lead to increased sourcing costs due to limited availability of agricultural commodities and impact ADM's ability to produce goods, which would directly affect revenues.
Transition Risks	• Emerging regulation and carbon pricing mechanisms could result in increased operational costs and/or tax liabilities in the short to medium term. • Market demand has a direct effect on production, as well as sustainable sourcing initiatives. Changes in consumer demands could result in additional cost of implementation that may not be overcome by product sales. • ADM uses coal-fired cogeneration technology to meet a sizeable portion of its energy demand. The Company is working to reduce the carbon footprint of its operations and making capital investments in its facilities and new technologies.
Products and Services Opportunities	• Development and expansion of low-emission goods and services could lead to increased revenues resulting from increased demand. As various renewable fuel standards are implemented around the world, ADM has an opportunity to capitalize on the increased demand through the production and sale of ethanol, biodiesel, and renewable diesel. • As more businesses and consumers look to renewable products, development of new products or services could lead to increased revenues through access to new and emerging markets.

The Company reviewed the results of the scenario analysis with a cross-functional team of individuals from finance, strategy, sustainability, operations, legal, and risk management. As part of the Company's Enterprise Risk Management (ERM) process, the risks identified from the scenario analysis have been reviewed by the ERM team for mitigation actions. The risks are also reviewed by the ERM team on a quarterly basis to ensure they remain relevant.

Risk Management
See Item 1A, "Risk Factors" for the discussion of climate-related risks.

Metrics and Targets
Metrics and targets are available in ADM's Corporate Sustainability Report which can be accessed through its website at http://www.adm.com.

References to the Company's website address in this report are provided as a convenience and are not incorporated by reference. See Available Information on page 17 for more information.

Income Taxes
The Company has a responsibility to oversee that all ADM businesses within the Company follow responsible tax practices. ADM manages its tax affairs based upon the following key principles:
– a commitment to paying tax in compliance with all applicable laws and regulations in the jurisdictions in which the Company operates;
– a commitment to the effective, sustainable, and active management of the Company's tax affairs; and
– developing and sustaining open and honest relationships with the governments and jurisdictions in which the Company operates regarding the formulation of tax laws.

Human Capital and Diversity, Equity, and Inclusion

ADM's purpose of unlocking the power of nature to enrich the quality of life highlights the significant role ADM plays within an essential industry and the critical job each employee has within the Company.

ADM has long maintained its Code of Conduct to help the Company achieve the right results, the right way. The code establishes high standards of honesty and integrity for all ADM colleagues and business partners, and sets forth specific policies to further the Company's commitment to conducting business fairly and ethically everywhere it operates.

Item 1.   BUSINESS (Continued)

The Company's culture is grounded in its values of integrity, respect, excellence, resourcefulness, teamwork, and responsibility. ADM is a truly global company of 41,802 employees working together to achieve extraordinary results. Talented colleagues can be found in a wide variety of roles – including front-line workers who enable the production of ADM's products, supply chain experts who deliver to customers all over the world, engineering teams who continuously improve the Company's operations, sales and commercial teams who work closely with customers, information technology professionals who implement the technologies to enable the Company's processes, and so many more. ADM continues to develop its workforce to remain relevant and deliver on the Company's growth aspirations with a strong focus on sustainability.

The following tables set forth information about the Company's employees as of December 31, 2023.

Number of Employees by Contract and Region

	Salaried	Hourly	Part-Time/ Seasonal	Total
North America	9,527	10,589	217	20,333
EMEA	5,168	4,341	543	10,052
South America	2,605	4,461	794	7,860
Asia Pacific	1,962	1,093	30	3,085
Central America/Caribbean	234	233	5	472
Total	19,496	20,717	1,589	41,802

Number of Employees by Type and Gender

	Male	%	Female	%	Total	%
Full-time	30,497	76 %	9,716	24 %	40,213	100 %
Part-time	603	38 %	986	62 %	1,589	100 %
Total	31,100	74 %	10,702	26 %	41,802	100 %

Percentage of Employees by Level and Gender

	Percentage					
	2023			2022		
	Male	Female	Total	Male	Female	Total
Executive Council	67 %	33 %	100 %	71 %	29 %	100 %
Senior Leadership	69 %	31 %	100 %	72 %	28 %	100 %
Salaried Colleagues	61 %	39 %	100 %	62 %	38 %	100 %

The Company believes diversity, equity, and inclusion (DE&I) are key business priorities that will enable ADM to continue innovating, driving growth through customer focus, and delivering outstanding performance for shareholders. Part of ADM's vision is to foster an inclusive culture with equitable opportunities for all employees so that all members of its diverse, global workforce belong and make meaningful contributions to the success of each other and the Company. The Company's comprehensive DE&I strategy is focused on Recruitment, Advancement, Development, Retention and Culture, and is supported by a global DE&I council, which reflects the Company's global business strategy across four regions of the world. In support of ADM's commitment to a productive, diverse, and inclusive workforce, it is a signatory to the CEO Action for Diversity & Inclusion[TM] and a member of Paradigm for Parity®. At the industry level, ADM founded and currently participates in Together We Grow, a consortium of agricultural industry leaders united in a shared belief that American agriculture's best days are yet to come. Emphasizing diversity and inclusion, Together We Grow works to build a modern workforce with the skills, experience, and capabilities needed to keep pace with the growing world.

Item 1.   BUSINESS (Continued)

ADM's early career programs are focused on attracting and cultivating a diverse pipeline of early career talent which will become future leaders in the organization. Recruitment partnerships with a variety of organizations ensure that ADM engages with, supports, recruits, and hires inclusively, from front line production associates, to interns, to college graduates that begin their career across ADM's business units, functions and regions.

In 2021, ADM launched the first of its Employee Resource Groups (ERGs). The inaugural group focused on women as part of the Company's DE&I vision and strategy.   The ERGs, also known as Affinity Groups, are voluntary, employee-led groups where colleagues with shared experiences, interests or goals can come together in a safe space to provide support, build a sense of community, and promote personal and professional development. Recognizing the broad spectrum of intersectionality, the Company has expanded its ERGs in 2022 across its four regions (North America, APAC, EMEA, and LATAM) to include, depending on geographic relevance, Multicultural, Black Colleague, Hispanic, Veterans, and LGBTQIA+ affinity groups. ADM's ERGs are open to all employees.   ADM holds an annual Global Week of Understanding, a signature week-long investment focused on continuous learning and strengthening ADM's culture of belonging.   The week features keynote presentations, training programs, ERG roundtable sessions, and onsite inclusion activities that foster an environment where all can thrive, and diversity of perspectives are harnessed to fuel innovation and growth.

Compensation and Benefits

ADM offers market-competitive pay, benefits, and services that help meet the needs of its employees. The Company's global rewards package includes base pay, short-term incentive plans, long-term equity grants, paid time-off, employee assistance programs, and benefits that meet the country-specific competitive markets in which ADM operates. ADM's global bonus plan has clearly defined enterprise metrics and objectives which are the same for all eligible employees – creating a strong team spirit and fostering collaboration among colleagues.

Employee Development

All ADM employees participate annually in training and development that further increases knowledge, skills, and awareness on current and important topics. In addition, ADM offers many voluntary training opportunities, including in-person, virtual and on-demand training that have largely moved to virtual and on-demand learning. Among the offerings are an Ability to Connect Program that cultivates business language skills to foster collaboration and LinkedIn Learning Platform which offers access to over 16,000 courses in 7 languages to support career development. ADM's leadership development program, Ability to Lead, focuses on enabling innovation, driving productivity, developing talent, change leadership, building trust, and coaching teams for engagement and performance. Additionally, first time and front line leaders are offered a Leadership Essentials program that cultivates effective communication, coaching, and the engagement and retention of talent.

ADM prides itself in offering equitable career opportunities that include global assignments for its high potential talent, internal career growth for those who wish to learn more, and experiential learning through projects, mentorships, and on-the-job development.

Board Diversity

The Nominating and Corporate Governance Committee has worked hard to recommend nominees who have skills and experiences relevant to ADM's strategy and operations and who reflect the diversity of the world around us. As of December 31, 2023, 64% of ADM's 11 board members identify as members of underrepresented groups – five are African-American, Hispanic or Asian, and four are women.

Workplace Safety

ADM is committed to providing a safe working environment for all of its employees and contractors. For the last several years, the Company has been working to significantly reduce its incident rate by strengthening its safety culture and systems so everyone will go home safely to their families and the things that are most important to them.

In 2023, about 76% of ADM's sites completed the year without recordable injuries and about 90% without lost workday injuries. The Company's Total Recordable Incident Rate and Lost Workday Incident Rate for ADM colleagues (excluding unsupervised contractors) were 0.68 and 0.23, respectively.

Item 1.   BUSINESS (Continued)

In 2023, the Company had two ADM colleague fatalities and 12 serious injuries. The Company continues to take steps to further enhance the safety of its workplaces through occupational safety and process safety improvements and maintains a goal of zero fatalities. Through the guidance of the Environmental, Health, and Safety Technology Center, the operations teams focused on three programs to reduce the most serious injuries:

- Safe Work Permit and Last Minute Risk Assessment Standards;
- Gloves Clock-to-Clock Program;
- New Site Integration Process; and
- Loss Prevention Principles

Through continued application of these programs, ADM aims to continue to reduce its recordable injury rate in 2024 versus 2023.

Available Information

The Company's website is http://www.adm.com. ADM's annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; directors' and officers' Forms 3, 4, and 5; and amendments to those reports, if any, are available, free of charge, through its website, as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the Securities and Exchange Commission (SEC).

The Company's Code of Conduct, Corporate Governance Guidelines, and the written charters of the Audit, Compensation and Succession, Nominating and Corporate Governance, Sustainability and Corporate Responsibility, and Executive Committees are also available through its website.

References to the Company's website address in this report are provided as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

The SEC maintains a website which contains reports, proxy and information statements, and other information regarding issuers that file information electronically with the SEC. The SEC's website is http://www.sec.gov.

Item 1A.   RISK FACTORS

The risks described below, as well as the other information contained in this Annual Report on Form 10-K, should be carefully considered. Any one or more of such risks could materially and adversely affect the Company's business, financial condition, results of operations, and stock price and could cause actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company.

Operational Risks

The Company is exposed to potential business disruption which could adversely affect the Company's operating results.

The assets and operations of the Company could be subject to unplanned downtime or extensive property damage and business disruption from various events which include, but are not limited to, equipment failure, raw material shortages, natural disasters, severe weather conditions, accidents, explosions, fires, or other unexpected outages. ADM is committed to resiliency but these efforts may not resolve emergencies timely or effectively, and the associated liability which could result from these risks may not always be covered by or could exceed liability insurance.

The Company's operations rely on dependable and efficient transportation services, the disruption of which could result in difficulties supplying materials to the Company's facilities and impair the Company's ability to deliver products to its customers in a timely manner. The Company relies on access to navigable rivers and waterways in order to fulfill its transportation obligations more effectively. In addition, if certain non-agricultural commodity raw materials, such as water or certain chemicals used in the Company's processing operations, are not available, the Company's business could be disrupted. Any major lack of available water for use in certain of the Company's processing operations could have a material adverse impact on operating results. Certain factors which may impact the availability of non-agricultural commodity raw materials are out of the Company's control including, but not limited to, disruptions resulting from weather, high or low river water conditions, economic conditions, border closures, manufacturing delays or disruptions at suppliers, shortage of materials, interruption of energy supply, and unavailable or poor supplier credit conditions.

Transportation, inflationary impacts, and fluctuations in energy prices could affect the Company's operating results.

The Company's operating costs and the selling prices of certain finished products are sensitive to changes in energy prices, inflationary pressures, and certain logistic constraints. The Company's processing plants are powered principally by electricity, natural gas, and coal. The Company's transportation operations are partially dependent upon rail access, diesel fuel and other petroleum-based products. Significant increases in the cost or access of these items, including any consequences of regulation or taxation of greenhouse gases, could adversely affect the Company's production costs and operating results. The Company continues to use internal and external resources to identify opportunities and take action to reduce associated impacts and its energy intensity globally to meet its demand while mitigating the effects of climate change.

Human capital availability may not be sufficient to effectively support global operations.

ADM's global operations function with trained individuals necessary for the processing, warehousing, and shipping of raw materials for products used in other areas of manufacturing or sold as inputs or products to third-party customers. The availability of skilled trade and production workers has been a specific focus for the United States manufacturing industry. The Company has various methods and tactics to mitigate potential shortfalls. The inability to properly staff manufacturing facilities with skilled trades and hourly labor due to a limited number of qualified resources could negatively impact operations.

The Company may fail to realize the benefits of or experience delays in the execution of its growth strategy.

As the Company executes its growth strategy, through both organic and inorganic growth, it may encounter risks which could result in increased costs, decreased revenues, and delayed synergies. Growth in new geographies outside the U.S. can expose the Company to volatile economic, political, and regulatory risks that may negatively impact its operations and ability to achieve its growth strategy. Expanding businesses where the Company has limited presence may expose the Company to risks related to the inability to identify an appropriate partner or target and favorable terms, inability to retain/hire strategic talent, or integration risks that may require significant management resources that would have otherwise been available for ongoing growth or operational initiatives. Acquisitions may involve unanticipated delays, costs, and other problems. Due diligence performed prior to an acquisition may not identify a material liability or issue that could impact the Company's reputation or adversely affect results of operations resulting in a reduction of the anticipated acquisition benefits. Additionally, acquisitions may involve integration risks such as: internal control effectiveness, system integration risks, the risk of impairment charges related to goodwill and other intangibles, ability to retain acquired employees, and other unanticipated risks. The Company may fail to realize the operational or financial benefits expected from acquisitions, which may impact the Company's growth strategy.

Item 1A.   RISK FACTORS (Continued)

The Company has limited control over and may not realize the expected benefits of its equity investments and joint ventures and may not be able to monetize the investments at an attractive value when the Company decides to exit the investments.

The Company has $5.5 billion invested in or advanced to joint ventures and investments over which the Company has limited control as to governance and management activities. Net sales to unconsolidated affiliates during the year ended December 31, 2023 were $7.0 billion. Risks related to these investments may include: the financial strength of the investment partner; loss of revenues and cash flows to the investment partner and related gross profit; the inability to implement beneficial management strategies, including risk management and compliance monitoring, with respect to the investment's activities; the risk that the Company may not be able to resolve disputes with the partners; and the risk that the Company may not realize the operational or financial benefits expected from the investment. The Company may encounter unanticipated operating issues, financial results, or compliance and reputational risks related to these investments. The Company mitigates this risk using controls and policies related to joint venture formation, governance (including board of directors' representation), merger and acquisition integration management, and harmonization of joint venture policies with the Company's policies and controls.

The Company faces risks related to health epidemics, pandemics, and similar outbreaks.

The Company could be materially impacted in the future if a more severe variant of the coronavirus (COVID-19) or other disease would arise causing disruptions far more severe than previously experienced. In such circumstances, ADM may be unable to perform fully on its contractual obligations, critical global supply chain and logistical networks may be affected, and costs and working capital needs may increase. These cost increases may not be fully recoverable or adequately covered by insurance. In addition, demand for certain products that ADM produces, particularly biofuels and ingredients that go into food and beverages that support the food services channels, could be materially impacted from a prolonged regional or global outbreak, leading to government-imposed lockdowns, quarantines, or other restrictions.

Geopolitical Risks

The Company faces risks related to international conflicts, acts of terrorism or war, or other geopolitical events, such as the ongoing war in Ukraine, Israel-Hamas war, sanctions, and other economic disruptions.

ADM's assets and operations could be subject to extensive property damage and business disruption from geopolitical conflicts, acts of terrorism (e.g. purposeful adulteration of the Company's products), and war. The assets and operations located in the region affected by the war in Ukraine are at an increased risk to property damage, inventory loss, business disruption, and expropriation. The Black Sea region is a major exporter of wheat and corn to the world, and the disruption of supply may continue to cause volatility in volumes, prices, and margins of these commodities and related products. While the Company has a robust trade sanctions compliance program, there is a risk that ADM and its related parties could trade with a sanctioned partner due to the number of sanctions taken against Russia. Trade receivables may be at risk of higher defaults, and other third-party risks could affect ADM's ability to obtain inputs if suppliers are unable to perform or face insolvency, as certain supplies may not be attainable due to sanctions and/or restrictions on cross-border payment transactions. The Company could be materially impacted if, in the worst-case scenario, the conflict in Ukraine advances to other countries. Though currently limited, the risk to ADM's business from the war in Israel could increase if it expands into other countries. In such circumstances, trade policies and the Company's critical global supply chain and logistical networks could be affected, impairing the Company's ability to satisfy contractual obligations and impacting working capital requirements. Insurance may not adequately cover these risks. In addition, provisions for certain products that ADM produces, particularly those that support the food services channels, could be materially impacted. The Company continues to monitor risks associated to the conflicts in Ukraine and Israel along with the Red Sea and other political tensions and evaluate alternatives to reduce the impacts of these risks.

Item 1A. RISK FACTORS (Continued)

Political instability and changes in trade policies could negatively impact the Company's financial results.

The Company's operating results could be affected by political instability and by changes in monetary, fiscal, trade, and environmental policies, laws, regulations, and acquisition approvals, creating risks including, but not limited to: changes in a country's or region's economic or political conditions, local labor conditions and regulations, and safety and environmental regulations; reduced protection of intellectual property rights; changes in the regulatory or legal environment; restrictions on currency exchange activities; currency exchange fluctuations; burdensome taxes and tariffs; enforceability of legal agreements and judgments; adverse tax, administrative agency or judicial outcomes; and regulation or taxation of greenhouse gases. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit the Company's ability to transact business in these markets. The Company has historically benefited from the free flow of agricultural and food and feed ingredient products from the U.S. and other sources to markets around the world. Increases in tariff and restrictive trade activities around the world could negatively impact the Company's ability to enter certain markets or the price of products may become less competitive in those markets.

Investigation Risks

The Investigation and related events could have a material adverse impact on the Company.

As previously disclosed, the Company received a voluntary document request from the SEC relating to intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments.

The Company has historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Investigation, the Company identified certain intersegment sales that occurred between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments that were not recorded at amounts approximating market.   As a result of the Investigation, the Company has become subject to a number of risks, including, but not limited to:

- the Company's Board of Directors and senior management have been required to devote significant time to the Investigation, the correction of certain segment-specific historical financial information and related matters, resulting in potential management distraction from the operation of the business;
- the price of the Company's common stock has declined significantly, has been subject to fluctuations and could continue to fluctuate upon further announcements or actions;
- the Company is facing securities litigation and could face additional litigation under federal and state securities laws or other claims arising from the Investigation, such litigation can be costly to defend, and if decided against the Company, such litigation could require the Company to pay substantial judgments or settlements;
- the Company could discover additional material or immaterial errors in its financial statements; and
- two of the Company's credit ratings have been placed "On Credit Watch" and "Ratings Under Review," and if the ratings are effectively downgraded, the Company's access to the credit markets and its ability to fund its working capital and capital expenditures may be affected.

Each of the risks described above could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

In addition, although the Company has taken certain actions in response to the findings of the Investigation, the Company could take new or different actions in addition to those taken to date if it determines those actions are appropriate. Such actions are uncertain and could have a material adverse impact on the Company's business and the price of its common stock.

Item 1A.   RISK FACTORS (Continued)

The Company is subject to ongoing government investigations, and the timing for their resolution and outcome cannot be predicted.

In addition to the SEC's voluntary document request described above, following the Company's January 21, 2024 announcement of the Investigation, the Company received voluntary document requests from the DOJ focused primarily on the same subject matter, and the DOJ directed grand jury subpoenas to certain current and former Company employees.   The Company cannot predict when these investigations will be completed, nor can it predict the results of these investigations. Expenses incurred in connection with these investigations (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who are parties to these investigations) could adversely affect the Company's liquidity position. The Company may be required to pay material fines, consent to injunctions on future conduct or be subject to other penalties, each of which could have a material adverse effect on its business, results of operations, financial condition and liquidity. These government investigations may adversely affect the Company's ability to obtain, and/or increase the cost of obtaining, directors' and officers' liability insurance and/or other types of insurance. In addition, the findings and outcomes of the Investigation as well as the government investigations could result in additional litigation or actions taken by third parties against the Company. The effects and results of such other litigation or actions may have a materially adverse effect on the Company's business, results of operations, financial condition and liquidity.

The Company identified a material weakness in the Company's internal control over financial reporting, which could impact the Company's ability to report its results of operations and financial condition accurately and in a timely manner.

In connection with the Investigation, the Company identified a material weakness in the Company's internal control over financial reporting related to its accounting practices and procedures for intersegment sales. The material weakness resulted from inadequate controls that allowed for certain intersegment sales to be reported at amounts not approximating market. For a description of this material weakness, see "Controls and Procedures" in Part II, Item 9A herein. While the Company has developed a remediation plan, the Company will not be able to conclude whether the steps the Company is taking will remediate the material weakness until a sustained period of time has passed to allow management to test the design and operational effectiveness of the new controls.

The material weakness, if not fully addressed, could result in additional accounting errors, such as those resulting in the correction of certain segment-specific historical financial information as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 herein and in Note 17 of "Notes to Consolidated Financial Statements" included in Part II, Item 8 herein. The Company may be unable to remediate this material weakness in a timely manner, which could adversely impact the accuracy and timeliness of future reports and filings the Company makes with the SEC.

Negative publicity may adversely affect the Company and the market price of its common stock.

The Company has become subject to negative publicity as a result of the Investigation and related events. Negative publicity and unfavorable perception of the Company could have caused and could cause significant declines in the price of the Company's common stock. Negative publicity could also impact the terms under which some customers and suppliers are willing to continue to do business with the Company and could affect the Company's financial performance or financial condition. In addition, negative publicity or unfavorable perceptions could make it more difficult for the Company and its employees to operate, resulting in reduced morale, a potential increase in employee turnover, and difficulty attracting talent. As a result, any negative publicity could have a material adverse effect on the Company's business and the market price of its common stock.

Item 1A. RISK FACTORS (Continued)
Environmental, Social, and Governance Risks

The Company may be impacted by carbon emission regulations in multiple regions throughout the globe.

The production of the Company's products uses materials that can create emissions of certain regulated substances, including GHG emissions. Such regulated emissions also include indirect emissions that occur in the value chain as the result of activities from assets now owned or controlled by the Company. A number of jurisdictions where the Company has operations have implemented or are in the process of implementing carbon pricing programs or regulations to reduce GHG emissions impacting climate change and rising sea levels including, but not limited to, the United States, Canada, Mexico, the European Union and its member states, and China. In particular, the State of Illinois enacted legislation intended to eliminate carbon emissions by 2050 which includes the mandate for zero emissions for private coal by 2030. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased energy, transportation, raw material, and administrative costs, and may require the Company to make additional investments in its facilities and equipment.

Operations could be impacted by the European Union (EU) deforestation-free regulation as part of the EU Green Deal.

The EU deforestation-free regulation was approved late 2022 and is effective December 2024. The regulation affects seven specific commodities (i.e. cocoa, coffee, soy, palm oil, wood, rubber, and cattle) and their derivatives, as well as products made using these commodities (e.g. leather, cosmetics, chocolate, etc.). Soybean is the primary commodity that could be impacted due to the volume of export into and used in production in the EU. Failure to comply with the regulation could have serious consequences including civil, administrative, and criminal penalties, as well as negative impact on the Company's reputation, business, cash flows, and results of operations.

Food or feed risks derived from quality issues or off label product usage, occupational health and safety issues, and ineffective diversification programs may expose the Company to certain regulatory or reputational risks.

The Company is subject to federal, state, and local regulations on manufacturing or labeling; socially acceptable and sustainable farming practices; environmental, health, and safety regulations; and customer product liability claims. The liability which could result from certain of these risks may not always be covered by, or could exceed liability insurance related to product liability and food safety matters maintained by the Company. Risks to the Company's reputation may exist due to potential negative publicity caused by product liability, food safety, occupational health and safety, workforce diversity, and environmental matters. The Company is continuing to further diversity throughout the organization and deploy additional food safety and security procedures and controls to appropriately mitigate the risks of any adulteration of the Company's products in the supply chain and finished products in production and distribution networks. In addition, the Company conforms to management systems, such as the International Organization for Standardization or other recognized global standards.

The Company's sustainable practices require oversight and robust monitoring requirements. The lack of unified reporting standards increases sustainability regulatory compliance and reporting requirements.

The Company has programs and policies in place (e.g., Corporate Sustainability Program; Commitment to Protecting Forests, Biodiversity and Communities; Environmental Policy; Strive 35 environmental goals; etc.) to expand responsible practices while reducing its environmental footprint and to help ensure compliance with laws and regulations. Implementation of these programs and policies sometimes requires the acquisition of technology or capital investments at a cost to the Company. Starting in 2026, the Corporate Sustainability Reporting Directive (CSRD) will require companies within the European Union to report extensive climate-related information for the 2025 financial year. The reporting requirements of CSRD, along with the growing multitude of corporate sustainability reporting standards, will result in increased compliance costs and could result in regulatory reporting risks as each standard will have its own required disclosures. Failure to comply with laws and regulations can have serious consequences, including civil, administrative, and criminal penalties as well as a negative impact on the Company's reputation, business, cash flows, and results of operations.

Item 1A.   RISK FACTORS (Continued)

Financial Risks

Limitations on access to external financing could adversely affect the Company's operating results due to its capital-intensive nature.

The Company requires significant capital, including continuing access to credit markets, to operate its current business and fund its growth strategy. The Company's working capital requirements, including margin requirements on open positions on futures exchanges, are directly affected by the price of agricultural commodities, which may fluctuate significantly and change quickly. The Company also requires substantial capital to maintain and upgrade its extensive network of storage facilities, processing plants, refineries, mills, ports, transportation assets, and other facilities to keep pace with competitive developments, technological advances, regulations, and changing safety standards in the industry. Moreover, the expansion of the Company's business and pursuit of acquisitions or other business opportunities may require significant amounts of capital. Access to credit markets and pricing of the Company's capital is dependent upon maintaining sufficient credit ratings from credit rating agencies. Strong credit ratings allow the Company to access cost-competitive tier one commercial paper markets. As of December 31, 2023, the three major credit rating agencies maintained the Company's credit ratings at investment grade levels. Subsequent to December 31, 2023, the Company's ratings were placed "On Credit Watch" and "Ratings Under Review" by two of the credit rating agencies. Further watches, reviews or downgrades could occur. If the Company is unable to maintain sufficiently high credit ratings, access to these commercial paper and other debt markets and costs of borrowings could be adversely affected. If the Company is unable to generate sufficient cash flow or maintain access to adequate external financing, including as a result of significant disruptions in the global credit markets, it could restrict the Company's current operations and its growth opportunities. The Company manages this risk with constant monitoring of credit/liquidity metrics, cash forecasting, and routine communications with credit rating agencies regarding risk management practices and diversifying sources of liquidity.

Strategic and Economic Risks

Agricultural commodities, agricultural commodity products, and non-agricultural commodity raw materials the Company procures, transports, stores, processes, and merchandises can be affected by various factors beyond the Company's control.

The availability and prices of agricultural commodities are subject to wide fluctuations, including impacts from factors outside the Company's control such as changes in market conditions, weather conditions, crop disease, plantings, government programs and policies, climate change, competition, and changes in global demand, which could adversely affect the Company's operating results. The Company uses a global network of procurement, processing, and transportation assets, as well as robust communications between global commodity merchandiser teams, to continually assess price and basis opportunities. Management-established limits (including a corporate wide value-at-risk metric), with robust internal reporting, help to manage risks in pursuit of driving performance. Additionally, the Company depends globally on agricultural producers to ensure an adequate supply of the agricultural commodities.

Reduced supply of agricultural commodities and rising costs of non-agricultural commodity raw materials could adversely affect the Company's profitability by increasing the cost of raw materials and/or limiting the Company's ability to procure, transport, store, process, and merchandise agricultural commodities and products in an efficient manner. High and volatile commodity and non-agricultural commodity prices can place more pressures on short-term working capital funding. Conversely, if supplies are abundant and crop production globally outpaces demand for more than one or two crop cycles, price volatility is somewhat diminished. This could result in reduced operating results due to the lack of supply chain dislocations and reduced market spread and basis opportunities.

The Company has certain finished products, such as ethanol and biodiesel, which are closely related to, or may be substituted for, petroleum products, or in the case of ethanol, blended into gasoline to increase octane content. Therefore, the selling prices of ethanol and biodiesel can be impacted by the selling prices of gasoline, diesel fuel, and other octane enhancers. A significant decrease in the price of gasoline, diesel fuel, or other octane enhancers could result in a significant decrease in the selling price of the Company's ethanol and biodiesel. The Company uses derivative contracts as anticipatory hedges for both purchases of commodity inputs and sales of energy-based products in order to protect itself in the near term against these price trends and to protect and maximize processing margins.

Item 1A.   RISK FACTORS (Continued)

The Company is subject to economic downturns and regional economic volatilities, which could adversely affect the Company's operating results.

The Company conducts its business and has substantial assets located in many countries and geographic areas. While 63% of the Company's long-lived assets are located in the United States, the Company also has significant operations in both developed areas (such as Western Europe, Canada, and Brazil) and emerging market areas. One of the Company's strategies is to expand the global reach of its core model, which may include expanding or developing its business in emerging market areas. Both developed and emerging market areas are subject to impacts of economic downturns, including decreased demand for the Company's products, and reduced availability of credit, or declining credit quality of the Company's suppliers, customers, and other counterparties. In addition, emerging market areas could be subject to more volatile operating conditions including, but not limited to, logistics limitations or delays, labor-related challenges, epidemic outbreaks and economic recovery, limitations or regulations affecting trade flows, local currency concerns, and other economic and political instability. Political fiscal instability could generate intrusive regulations in emerging markets, potentially creating unanticipated assessments of taxes, fees, increased risks of corruption, etc. Economic downturns and volatile market conditions could adversely affect the Company's operating results and ability to execute its long-term business strategies, although the nature of many of the Company's products (i.e. food and feed ingredients) is less sensitive to demand reductions in any economic downcycle. The Company mitigates this risk in many ways, including country risk and exposure analysis, government relations and tax compliance activities, and robust ethics compliance training requirements.

The Company has significant competition in the markets in which it operates and is subject to industry-specific risks which could adversely affect the Company's operating results.

The Company faces significant competition in each of its businesses and has numerous competitors, who can be different depending upon each of the business segments in which it participates. The Company competes for the acquisition of inputs such as raw materials, transportation services, and other materials and supplies, as well as for workforce and talent. Competition impacts the Company's ability to generate and increase its gross profit as a result of the following factors: Pricing of the Company's products is partly dependent upon industry processing capacity, which is impacted by competitor actions to bring idled capacity on-line, build new production capacity or execute aggressive consolidation; many of the products bought and sold by the Company are global commodities or are derived from global commodities that are highly price competitive and, in many cases, subject to substitution; significant changes in exchange rates of foreign currencies versus the U.S. dollar, particularly the currencies of major crop growing countries, could also make goods and products of these countries more competitive than U.S. products; improved yields in different crop growing regions may reduce the reliance on origination territories in which the Company has a significant presence; and continued merger and acquisition activities resulting in further consolidations could result in greater cost competitiveness and global scale of certain players in the industry, especially when acquirers are state-owned and/or backed by public funds and have profit and return objectives that may differ from publicly traded enterprises. To compete effectively, the Company focuses on safely improving efficiency in its production and distribution operations, developing and maintaining appropriate market presence, maintaining a high level of product safety and quality, supporting socially responsible and sustainable practices, promoting environmental responsibility, and working with customers to develop new products and tailored solutions.

The Company is subject to industry-specific risks which include, but are not limited to: launch of new products by other industries that can replace the functionalities of the Company's production; shifting consumer preferences; and product safety and quality. In the case of the Nutrition business, while maintaining efficient and cost-effective operations are important, the ability to drive innovation and develop quality nutritional and wellness solutions for human and animal needs are key factors to remain competitive in the nutrition market. Certain of the Company's merchandised commodities and finished products are used as ingredients in livestock and poultry feed. The Company is subject to risks associated with economic, product quality, feed safety or other factors which may adversely affect the livestock and poultry businesses, including the outbreak of disease in livestock and poultry, for example African swine fever, which could adversely affect demand for the Company's products used as ingredients in feed. In addition, ADM's increased investment in the flavors and ingredients businesses exposes the Company to increased risks related to rapidly changing consumer preferences and the impacts these changes could have on the success of certain of the Company's customers. The Company continually assesses opportunities and demand in various regions.

Item 1A.   RISK FACTORS (Continued)

The Company's risk management strategies may not be effective.

The Company has a Chief Risk Officer who oversees the ERM Program and regularly reports to the Board of Directors on the myriad of risks facing the Company and the Company's strategies for mitigating those risks.   The Company's business is affected by fluctuations in agricultural commodity cash prices and derivative prices, transportation costs, energy prices, interest rates, foreign currency exchange rates, and equity markets.   The Company monitors position limits, counterparty risks, and liquidity levels, and engages in other strategies and controls to manage these risks.   The Company regularly reports its aggregate commodity risk exposures to the Board of Directors through the ERM process.   The Company has an established commodity merchandising governance process that ensures proper position reporting and monitoring, limit approvals, and executes training on trade compliance, commodity regulatory reporting controls, and other policies.   The Company's risk monitoring efforts may not be successful at detecting a significant risk exposure.   If these controls and strategies are not successful in mitigating the Company's exposure to these fluctuations, it could adversely affect the Company's operating results.

Regulatory Risks

The Company is subject to numerous laws, regulations, and mandates globally which could adversely affect the Company's operating results and forward strategy.

The Company does business globally, connecting crops and markets in over 190 countries, and is required to comply with laws and regulations administered by the United States federal government as well as state, local, and non-U.S. governmental authorities in numerous areas including: accounting and income taxes, anti-corruption, anti-bribery, global trade, trade sanctions, privacy and security, environmental, product safety, and handling and production of regulated substances.   The Company frequently faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due including questions regarding the timing, amount of deductions, the allocation of income among various tax jurisdictions.   Legislatures and taxing authorities in many jurisdictions in which ADM operates may enact changes to their tax rules. For example, the Organization for Economic Cooperation and Development (the "OECD"), the European Union, and other countries (including countries in which the Company operates) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed.   In particular, the OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis and for which many jurisdictions have now committed to an effective enactment date starting January 1, 2024.   ADM will continually monitor potential and enacted tax changes, including the implementation of Pillar Two legislation, in the countries in which the Company operates.   The impact of these potential new rules, as well as any other changes in domestic and international tax rules and regulations, could have a material effect on ADM's effective tax rate.   Any failure to comply with applicable laws and regulations or appropriately resolve these challenges could subject the Company to administrative, civil, and criminal remedies, including fines, penalties, disgorgement, injunctions, and recalls of its products, and damage to its reputation.

Item 1A.   RISK FACTORS (Continued)

Regulations specifically affecting the agricultural sector and related industries; regulatory policies or matters that affect a variety of businesses; and taxation polices could adversely affect the Company's operating results.

Agricultural production and trade flows are subject to government policies, mandates, regulations, and trade agreements, including taxes, tariffs, duties, subsidies, incentives, foreign exchange rates, and import and export restrictions, including policies related to genetically modified organisms, traceability standards, sustainable practices, product safety and labeling, renewable fuels, and low carbon fuel mandates. These policies can influence the planting of certain crops; the location and size of crop production; whether unprocessed or processed commodity products are traded; the volume and types of imports and exports; the availability and competitiveness of feedstocks as raw materials; the viability and volume of production of certain of the Company's products; and industry profitability. For example, changes in government policies or regulations of ethanol and biodiesel including, but not limited to, changes in the Renewable Fuel Standard program under the Energy Independence and Security Act of 2007 in the United States, including the treatment of small refinery exemptions, can have an impact on the Company's operating results. International trade regulations can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Regulations of financial markets and instruments, including the Dodd-Frank Act, Consumer Protection Act, and the European Market Infrastructure Regulation, create uncertainty and may lead to additional risks and costs, and could adversely affect the Company's futures commission merchant business and its agricultural commodity risk management practices. Future government policies may adversely affect the supply of, demand for, and prices of the Company's products; adversely affect the Company's ability to deploy adequate hedging programs; restrict the Company's ability to do business in its existing and target markets; and adversely affect the Company's revenues and operating results.

The Company's strategy involves expanding the volume and diversity of crops it merchandises and processes, expanding the global reach of its core model, expanding its value-added product portfolio, and expanding the sustainable agriculture programs and partnerships it participates in. Government policies including, but not limited to, antitrust and competition law, trade restrictions, food safety regulations, sustainability requirements, and traceability, can impact the Company's ability to execute this strategy successfully.

Technological Risks

Information technology (IT) systems are subject to interruptions or failures which may affect the Company's ability to conduct its business.

The Company's operations rely on certain key IT systems, some of which are dependent on services provided by third parties, to provide critical data connectivity, information, and services for internal and external users. These interactions include, but are not limited to: ordering and managing materials from suppliers; risk management activities; converting raw materials to finished products; inventory management; shipping products to customers; processing transactions; summarizing and reporting financial results of operations; human resources benefits and payroll management; and complying with regulatory, legal or tax requirements. Additionally, legacy technologies are used to support significant business functions. The instability of aging legacy systems could diminish performance and elevate the risk of system failures, reduce compatibility with modern software, and impact growth initiatives. The Company is implementing a new enterprise resource planning (ERP) system and integrating it with various third party service providers on a worldwide basis as part of its ongoing business transformation program, which will improve the efficiency and effectiveness of certain financial and business transaction processes and the underlying systems environment. The new ERP system will mitigate the instability of aging legacy systems as the Company transitions to the new 1ADM platform.

The Company's IT systems, processes, and sites may suffer cyber security breaches, which could expose the Company to operational and various regulatory risks.

Increased IT security and social engineering threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of the Company's third party data. The Company is subject to a variety of laws and regulations in the United States and other jurisdictions regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Compliance with and interpretation of various data privacy regulations continue to evolve and any violation could subject the Company to legal claims, regulatory penalties, and damage to its reputation. The Company has put in place security measures to endeavor to prevent, detect, and mitigate cyber-based attacks, and has instituted control procedures for cybersecurity incident response plans for its critical systems. In addition, the Company monitors this risk on an ongoing basis to detect and correct breaches, and reports metrics on the quality of the Company's data security efforts and control environment to the highest level of management and to the Board of Directors. However, if the Company's IT systems are breached, damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, or cyber-based attacks, and the Company's recovery efforts do not effectively mitigate the risks on a timely basis, the Company may suffer significant interruptions in its ability to manage its operations, loss of valuable data, actual or threatened legal actions, and damage to its reputation, which may adversely impact the Company's revenues, operating results, and financial condition.

Generative AI advancements are progressing at an unprecedented pace, which brings risks that could subject the Company to loss through various technical, legal, and opportunistic-related risks.

The pace of Generative AI and the complex and dynamic regulatory environment subjects the Company to a variety of risks including, but not limited to, data privacy and security vulnerabilities, unauthorized third-party usage of Company data associated with training models, malicious use and advanced deceitful communication methods, missed innovation opportunities, and potential competitive disadvantages. Guidance for awareness and responsible Generative AI use to protect ADM data from a legal and ethical standpoint, along with technological development for opportunistic uses, monitoring, and oversight are important components of the Company's risk mitigation approach.

Item 1B.   UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments.

Item 1C.   CYBERSECURITY

The Company faces significant and persistent cybersecurity risks due to: the breadth of geographies, networks, and systems ADM must defend against cybersecurity attacks such as exploitation of vulnerabilities, ransomware, denial of service, supply chain attacks, or other similar threats; the attractiveness of the Company's systems and processes to threat actors (including state-sponsored organizations) seeking to inflict harm on ADM or its customers; the substantial level of harm that could occur to the Company and its customers in case of a material cybersecurity incident; and ADM's use of third-party products, services and components. During the year ended December 31, 2023, the Company has not identified risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected or are reasonably anticipated to materially affect the Company, including its business strategy, results of operations, or financial condition. Nevertheless, the Company recognizes cybersecurity threats are ongoing and evolving. For more information on the Company's cybersecurity risks, refer to Item 1A, "Risk Factors". ADM is committed to supporting the governance and oversight of cybersecurity risks and to implementing mechanisms, controls, technologies, and processes designed to help the Company assess, identify, and manage these risks.

Cybersecurity risks are included in the risk universe that the Company's ERM function evaluates, with input from information security subject matter experts at the Company, to assess top risks to the enterprise. The ERM process provides input into our strategic planning process, such as development of action plans to address and mitigate identified risks. Integrating cybersecurity risk into the overall ERM process in this manner assists the Company in identifying, assessing, and managing material cybersecurity risks.

Item 1C.   CYBERSECURITY (Continued)

The Company has a dedicated cybersecurity team that collaborates with compliance, privacy, legal, and other teams across the global organization to assess the risk landscape. ADM's cybersecurity program is designed to be aligned with applicable industry standards and is assessed regularly by independent third-party auditors. The multifaceted nature of the Company's cybersecurity measures includes aspects of prevention, detection, and response capabilities, employee training programs, threat intelligence monitoring, and the implementation of an array of technologies. The Company has established processes to oversee and identify cybersecurity risks associated with the use of third-party service providers, which include the completion of due diligence before engaging with any third party, controls for response to mitigate any significant risks, and assessments and reviews during the course of the relationship. Additionally, the Company has ongoing partnerships with government and commercial cybersecurity experts to understand emerging cybersecurity threats.

The Company has seen an increase in cyberattack volume, frequency, and sophistication. ADM seeks to detect and investigate unauthorized attempts and attacks against its network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to the Company's internal processes and tools; however, ADM remains potentially vulnerable to known or unknown threats. The Company's cyber incident response plan includes an escalation process if a cybersecurity incident meets specific rating criteria to trigger swift and effective action designed to minimize potential disruptions and protect the integrity of our operations. The Company also conducts periodic cybersecurity scenarios with senior management to enhance preparedness.

The Board of Directors has oversight of cybersecurity risk, which it manages as part of the ERM program. The Board of Directors is assisted by the Audit Committee, which regularly reviews the cybersecurity program with management and reports to the Board of Directors. Cybersecurity reviews by the Audit Committee or the Board of Directors generally occur quarterly, or more frequently as determined to be necessary or advisable. In recent years, the Board added a director who had served as Chief Information Officer for a large public company with sensitive information to assist the Board and Audit Committee in overseeing cybersecurity risks.

The Company's cybersecurity program is led by the Chief Information Security Officer (CISO), who reports to the Senior Vice President and Chief Technology Officer (CTO). The CISO is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals in the information security team, many of whom hold cybersecurity certifications in Information Systems Security or Information Security Management, and through the use of technological tools and software and results from third party audits. Additionally, the CISO directs the Global Information and Cyber Security Council (the "Council"), which includes a diverse range of relevant experts. The Council includes management from global technology, compliance, privacy, controlling, operations, security, automation, ERM, and internal audit. The Council promotes alignment and communication of new and ongoing cybersecurity prevention techniques and provides a forum for staying current on the latest cybersecurity threats.

The CISO and CTO have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. The CISO has served in that position since 2018 and, was previously the Vice President, Head of Enterprise Security, Americas at Worldpay and a Security Principal/Strategist for Hewlett Packard Enterprises for a combined cybersecurity experience of 20 years. The CTO joined ADM in 2016 and was previously Senior Vice President and Chief Information Officer at Dow Corning Corporation for approximately 6 years.

Item 2.   PROPERTIES

The Company's operations are such that most products are efficiently processed near the source of raw materials. Consequently, the Company has many plants strategically located in agricultural commodity producing areas. The annual volume of commodities processed will vary depending upon availability of raw materials and demand for finished products. The Company also owns approximately 160 warehouses and terminals primarily used as bulk storage facilities and has 67 innovation centers. Processing plants and procurement facilities owned or leased by unconsolidated joint ventures are not included in the tables below.

To enhance the efficiency of transporting large quantities of raw materials and finished products between the Company's procurement facilities and processing plants and also the final delivery of products to its customers around the world, the Company owns approximately 1,900 barges, 10,100 rail cars, 230 trucks, 1,200 trailers, 140 boats, and 3 oceangoing vessels; and leases, under operating leases, approximately 640 barges, 21,800 rail cars, 350 trucks, 500 trailers, 24 boats, and 22 oceangoing vessels.

Item 2. PROPERTIES (Continued)

The daily capacities of the processing plants and storage capacities of the procurement facilities that the Company owns or leases, under operating leases, are as follows:

	Ag Services and Oilseeds Processing Facilities (in 1,000s metric tons)				
	Owned				Leased
	Ag Services	Crushing	Refined Products and Other	Total	Crushing
North America	2	64	19	85	—
South America	—	20	12	32	1
Europe	1	34	15	50	—
Asia	—	1	—	1	1
Total daily capacity	3	119	46	168	2

	Ag Services and Oilseeds Procurement Facilities (in 1,000s metric tons)							
	Owned				Leased			
	Ag Services	Crushing	Refined Products and Other	Total	Ag Services	Crushing	Refined Products and Other	Total
North America	12,185	360	830	13,375	675	—	181	856
South America	2,105	60	—	2,165	941	—	—	941
Europe	1,385	288	—	1,673	—	—	—	—
Asia	—	—	—	—	130	4	—	134
Total storage capacity	15,675	708	830	17,213	1,746	4	181	1,931

	Carbohydrate Solutions Processing Plants (in 1,000s metric tons)			
	Owned			Leased
	Starches & Sweeteners	Vantage Corn Processors	Total	Starches & Sweeteners
North America	72	17	89	—
Europe	6	—	6	1
Total daily capacity	78	17	95	1

	Carbohydrate Solutions Procurement Facilities (in 1,000s metric tons)	
	Owned	Leased
	Starches & Sweeteners	Starches & Sweeteners
North America	589	86
Europe	—	18
Total storage capacity	589	104

Item 2.   PROPERTIES (Continued)

| | Nutrition Processing Plants (in 1,000s metric tons) | | | | | |
| | Owned | | | Leased | | |
	Human Nutrition	Animal Nutrition	Total	Human Nutrition	Animal Nutrition	Total
North America	80	10	90	25	50	75
South America	—	3	3	2	1	3
Europe	3	8	11	—	—	—
Asia	—	3	3	—	10	10
Total daily capacity	83	24	107	27	61	88

| | Nutrition Procurement Facilities (in 1,000s metric tons) | | | |
| | Owned | | | Leased |
	Human Nutrition	Animal Nutrition	Total	Human Nutrition
North America	316	28	344	2
Total storage capacity	316	28	344	2

Item 3.   LEGAL PROCEEDINGS

The Company is routinely involved in a number of actual or threatened legal actions, including those involving alleged personal injuries, employment law, product liability, intellectual property, environmental issues, alleged tax liability (see Note 13 in Item 8 for information on income tax matters), and class actions. The Company also routinely receives inquiries from regulators and other government authorities relating to various aspects of its business, and at any given time, the Company has matters at various stages of resolution. The outcomes of these matters are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, claimants seek damages, as well as other relief, including injunctive relief, that could require significant expenditures or result in lost revenues. In accordance with applicable accounting standards, the Company records a liability in its consolidated financial statements for material loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss contingency is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, disgorgement, or punitive damages; or could result in a change in business practice. See Note 20 in Item 8 for information on the Company's legal proceedings which is incorporated herein by reference.

Item 4.   MINE SAFETY DISCLOSURES

None.

Item 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES**

Common Stock Market

The Company's common stock is listed and traded on the New York Stock Exchange under the trading symbol "ADM".

The number of registered stockholders of the Company's common stock at March 8, 2024, was 7,795.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Number of Shares Remaining to be Purchased Under the Program (2)
October 1, 2023 to October 31, 2023	2,815,562	$ 72.453	2,815,562	70,433,792
November 1, 2023 to November 30, 2023	8,514,616	73.033	8,513,387	61,920,405
December 1, 2023 to December 31, 2023	9,886,971	73.709	9,886,971	52,033,434
Total	21,217,149	$ 73.271	21,215,920	52,033,434

(1) Total shares purchased represent those shares purchased in the open market as part of the Company's publicly announced stock repurchase program described below, shares received as payment for the exercise price of stock option exercises, and shares received as payment for the withholding taxes on vested restricted stock awards. During the three-month period ended December 31, 2023, there were 1,229 shares received as payments for the withholding taxes on vested restricted stock awards.

(2) On November 5, 2014, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2015 and ending December 31, 2019. On August 7, 2019, the Company's Board of Directors approved the extension of the stock repurchase program through December 31, 2024 and the repurchase of up to an additional 100,000,000 shares under the extended program.

Performance Graph

The graph below compares the Company's common stock with those of the S&P 500 Index and the S&P Consumer Staples Index. The graph assumes an initial investment of $100 on December 31, 2018 and assumes all dividends have been reinvested through December 31, 2023.

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN
Among Archer Daniels Midland Company (ADM), the S&P 500 Index, and the S&P Consumer Staples Index



Item 6.   **[RESERVED]**

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This MD&A should be read in conjunction with the accompanying consolidated financial statements.

The Company's significant portfolio actions and announcements during 2023 include:
- the opening in February 2023 of a new production facility in Valencia, Spain to help meet rising global demand for probiotics, postbiotics, and other products that support health and well-being;
- the announcement in March 2023 of the signing of a joint venture agreement with Marel, a leading provider of advanced food processing solutions, to build an innovation center in the heart of the Netherlands food valley at the Wageningen Campus, subject to regulatory approvals;
- the announcement in May 2023 of a Strategic Development Agreement with Air Protein, a pioneer in air-based nutritional protein that requires no agriculture or farmland, decoupling protein production from traditional supply chain risks, to collaborate on research and development to advance new and novel proteins for nutrition;
- the announcement in June 2023 of the opening of a new Customer Creation and Innovation Center in Manchester, England, serving as a United Kingdom (UK) hub for food innovation and building upon ADM's strong presence in the UK;
- the launch in July 2023 of a growth initiative of its re:generations™ regenerative agriculture program that will drive expansion to cover 2 million acres across 18 U.S. states and Canada in 2023, and 4 million acres globally by 2025;
- the announcement in October 2023 of a strategic partnership with Solugen, a rapidly scaling climate technology company that is reimagining the chemistry of everyday to scale a range of innovative, plant-based specialty chemicals and bio-based building block molecules in a new manufacturing facility in Marshall, Minnesota.;
- the opening in November 2023 of Green Bison Soy Processing, a joint venture with Marathon Petroleum Corp, a leading, integrated, downstream energy company headquartered in Findlay, Ohio;
- the announcement in November 2023 of an expansion of the Company's global regenerative agriculture efforts with the launch of the Brazil program that aims to promote and support sustainable agricultural production with a focus on soil health, biodiversity protection, improved soil fertility and resilience, and increased farm productivity;
- the announcement in November 2023 to expand crush capacity in Brazil and the acquisition of a controlling stake in Buckminster Química, a Macatuba, São Paulo-based producer of refined glycerin; and
- the acquisition in December 2023 of D.C.A. Finance B.V., a commodity derivative brokerage service provider.

Sustainability is a key driver in ADM's expanding portfolio of environmentally responsible, plant-derived products. Consumers today increasingly expect their food and drink to come from sustainable ingredients, produced by companies that share their values, and ADM is continually finding new ways to meet those needs through its portfolio actions.

The Company's strategic transformation is focused on three strategic pillars: Productivity, Innovation, and Culture.

The Productivity pillar includes (1) partnering across various global teams including procurement, supply chain, operations, and commercial to optimize costs and improve production volumes across the enterprise; (2) continued roll out of the 1ADM business transformation program and implementation of improved standardized business processes; and (3) increased use of technology, data analytics, and automation at production facilities, in offices, and with customers to improve efficiencies and customer service.

The Innovation pillar includes expansions and investments in (1) improving the customer experience by leveraging producer relationships and enhancing the use of state-of-the-art digital technology; (2) sustainability-driven innovation, which encompasses the full range of products, solutions, capabilities, and commitments to serve customers' needs; and (3) growth initiatives, including organic growth with additional capacity to meet growing market demand and strategic objectives.

The Culture pillar focuses on building capabilities and enabling collaboration, teamwork, and agility from process standardization and digitalization and ADM's diversity, equity, and inclusion initiatives, which bring new perspectives and expertise to the Company's decision-making.

ADM plans to support the three pillars with investments in technology, which include expanding digital capabilities and investing further in research and development.

Operating Performance Indicators

The Company's Ag Services and Oilseeds operations are principally agricultural commodity-based businesses where changes in selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. As a result, changes in agricultural commodity prices have relatively equal impacts on both revenues and cost of products sold. Therefore, changes in revenues of these businesses do not necessarily correspond to the changes in margins or gross profit. Thus, gross margins per volume or metric ton are more meaningful than gross margins as percentage of revenues.

The Company's Carbohydrate Solutions operations and Nutrition businesses also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. However, in these operations, agricultural commodity market price changes do not necessarily correlate to changes in cost of products sold. Therefore, changes in revenues of these businesses may correspond to changes in margins or gross profit. Thus, gross margin rates are more meaningful as a performance indicator in these businesses.

The Company has consolidated subsidiaries in more than 70 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. For the majority of the Company's business activities in Brazil and Argentina, the functional currency is the U.S. dollar; however, certain transactions, including taxes, occur in local currency and require remeasurement to the functional currency. Changes in revenues are expected to be correlated to changes in expenses reported by the Company caused by fluctuations in the exchange rates of foreign currencies, primarily the Euro, British pound, Canadian dollar, and Brazilian real, as compared to the U.S. dollar.

The Company measures its performance using key financial metrics including net earnings, gross margins, constant currency revenue and operating profit, segment operating profit, adjusted segment operating profit, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, manufacturing expenses, selling, general, and administrative expenses, return on invested capital, economic value added, and operating cash flows before working capital. The Company's financial results can vary significantly due to changes in factors such as fluctuations in energy prices, weather conditions, crop plantings, government programs and policies, trade policies, changes in global demand, general global economic conditions, changes in standards of living, and global production of similar and competitive crops. Due to these unpredictable factors, the Company undertakes no responsibility for updating any forward-looking information contained within "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Intersegment Sales

Background

As previously disclosed, the Company received a voluntary document request from the SEC relating to intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. In response, the Company engaged external counsel, assisted by a forensic accounting firm, to conduct an internal investigation, overseen by the Audit Committee of the Company's Board of Directors, which is separately advised by external counsel (the Investigation). As previously disclosed on January 21, 2024, the Company placed Vikram Luthar, Chief Financial Officer and Senior Vice President, on administrative leave.

Correction of Certain Segment-Specific Historical Financial Information

Based on the Investigation, the Company is correcting certain segment-specific historical financial information for the years ended December 31, 2021 through 2023 to reflect immaterial error corrections to certain intersegment sales as further described and set forth in Note 17, Segment and Geographic Information of "Notes to Consolidated Financial Statements" included in Part II, Item 8 herein.

The Company has historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Investigation, the Company identified certain intersegment sales that were not recorded at amounts approximating market. The immaterial error corrections generally arise from the measurement of intersegment sales pricing or rebates relating to products sold to the Nutrition reporting segment by the Ag Services and Oilseeds and Carbohydrate Solutions reporting segments.

Because each sale to be adjusted occurred between the Company's reporting segments, the adjustments have no impact on the Company's consolidated balance sheets and statements of earnings, comprehensive income (loss), or cash flows. The Company determined that the adjustments are not material to the Company's consolidated financial statements taken as a whole for any period.

For more information, see Note 17, Segment and Geographic Information of "Notes to Consolidated Financial Statements" included in Part II, Item 8 herein.

In addition, because the Investigation covers the period between January 2018 and September 2023, the Company is providing below information with respect to the adjustments effected to operating profit for each of the Company's reporting segments for each of the years ended December 31, 2018 through 2023.

Impact of the Adjustments on Ag Services and Oilseeds Segment on Segment Operating Profit

				Years Ended December 31								
(In millions)		2023[1]		2022		2021		2020		2019		2018
Segment operating profit, as originally reported for 2022, 2021, 2020, 2019, and 2018	$	4,066	$	4,386	$	2,775	$	2,105	$	1,935	$	2,020
Adjustments		1		15		24		1		1		—
Segment operating profit, as revised	$	4,067	$	4,401	$	2,799	$	2,106	$	1,936	$	2,020

[1] The adjustments set forth in the tables above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Impact of the Adjustments on Carbohydrate Solutions Segment Operating Profit

				Years Ended December 31								
(In millions)		2023[1]		2022		2021		2020		2019		2018
Segment operating profit, as originally reported for 2022, 2021, 2020, 2019, and 2018	$	1,345	$	1,360	$	1,283	$	717	$	644	$	945
Adjustments		30		53		35		15		26		27
Segment operating profit, as revised	$	1,375	$	1,413	$	1,318	$	732	$	670	$	972

[1] The adjustments set forth in the tables above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Impact of the Adjustments on Nutrition Segment Operating Profit

				Years Ended December 31								
(In millions)		2023[1]		2022		2021		2020		2019		2018
Segment operating profit, as originally reported for 2022, 2021, 2020, 2019, and 2018	$	458	$	736	$	691	$	574	$	418	$	339
Adjustments		(31)		(68)		(59)		(16)		(27)		(27)
Segment operating profit, as revised	$	427	$	668	$	632	$	558	$	391	$	312

[1] The adjustments set forth in the tables above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

As further described in Note 17, Segment and Geographic Information of "Notes to Consolidated Financial Statements" included in Part II, Item 8 herein, the Company also corrected certain immaterial errors relating to the classification of certain intrasegment revenues. More information about such error correction is set forth in Note 17, Segment and Geographic Information.

Material Weakness

In connection with the Investigation, the Company identified a material weakness in the Company's internal control over financial reporting related to its accounting practices and procedures for intersegment sales. The material weakness resulted from inadequate controls that allowed for certain intersegment sales to be reported at amounts not approximating market. The Company has put in place a plan to remediate this material weakness. For more information, see "Controls and Procedures" in Part II, Item 9A herein.

Government Investigations

The Company continues to cooperate with the SEC. Following the Company's January 21, 2024 announcement of the Investigation, the Company received voluntary document requests from the Department of Justice (DOJ) focused primarily on the same subject matter, and the DOJ directed grand jury subpoenas to certain current and former Company employees. The Company is cooperating with the DOJ.

The foregoing is a summary of the Investigation and related matters. The Company could take new or different actions in addition to those taken to date if it determines those actions are appropriate.

Operations in Ukraine and Russia

ADM employs approximately 630 people in Ukraine and operates an oilseeds crushing plant, a grain port terminal, inland and river silos, and a trading office. The Company's footprint in Russia is limited to operations related to the production and transport of essential food commodities and ingredients.

While the Company's Ukraine and Russian operations have historically represented 0.1% of consolidated revenues, the direct and indirect impacts of the ongoing military action could negatively affect ADM's future operating results. The conflict in Ukraine has created disruptions in global supply chains and has created dislocations of key agricultural commodities. The indirect impact of these dislocations on the Company's operating results will be a function of a number of variables including supply and demand responses from the rest of the world as well as the length of the conflict and the condition of the agricultural industry and export infrastructure after the conflict ends. The Black Sea Grain Initiative, an agreement that allowed Ukraine to export grain and other food products, expired on July 17, 2023. In September 2023, a new alternative shipping corridor in the Black Sea took effect with Ukraine setting up temporary routes from ports in Greater Odessa. For more information, refer to Part I, Item 1A, "Risk Factors".

As of December 31, 2023, ADM's assets in Ukraine consisted primarily of current assets that were less than 1% of the Company's total current assets and an immaterial amount of non-current assets. Of the total current assets in Ukraine, the majority were related to inventories that represented less than 2% of ADM's total inventories.

Market Factors Influencing Operations or Results in the Twelve Months Ended December 31, 2023

The Company is subject to a variety of market factors which affect the Company's operating results. In Ag Services and Oilseeds, supply has been impacted by market dislocations driven by geopolitical uncertainty, record Brazil soybean production, and extreme drought conditions in Argentina. Inflationary pressures impacted the entire value chain. Crushing was positively impacted by sustainable biofuel demand and protein consumption around the globe. In Refined Products and Other, margins were driven by strong oil demand and elevated oil prices that were supported by biofuels demand, driven by favorable blend economics as historically low distillate fuel oil inventory drove diesel prices to all-time highs. Mediocre growth in mandated renewable volume obligations for 2023 to 2025 drove further market volatility. In Carbohydrate Solutions, demand for starches and sweeteners remained solid with stronger overall margins due to specialty products pricing. Lower gasoline prices in 2023 were supportive of higher domestic gasoline consumption and ethanol demand. Strong ethanol exports helped balance overall supply and demand and were supported by discretionary blending at export markets. In Nutrition, demand was softer in a few food and beverage product categories. Human Nutrition was impacted by inflation which drove lower demand especially in higher priced product categories in the food, beverage, and dietary supplement segment and impacted volumes in flavors, flavor systems, emulsifiers, bioactives, and alternative proteins. In Animal Nutrition, overall market remained weak with pressured farm gate prices in China and structurally decreasing European production. Certain tailwinds, however, including softening raw material prices, predominantly in micro ingredients, and recovery in global poultry production helped offset the negative impacts. The amino acids market continued to be subdued with ample supply from China.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net earnings attributable to controlling interests decreased 20% or $0.9 billion, to $3.5 billion.   Segment operating profit decreased 10% or $0.6 billion, to $5.9 billion, and included a net charge of $344 million consisting of asset impairment and restructuring charges and net settlement contingencies totaling $361 million and a gain on the sale of certain assets of $17 million. Included in segment operating profit in the prior year was a net charge of $100 million consisting of charges totaling $147 million related to the impairment of certain assets, restructuring, and contingencies/settlements, partially offset by gains on the sale of certain assets of $47 million. Adjusted segment operating profit (a non-GAAP measure) decreased $0.4 billion to $6.2 billion due primarily to lower results in Crushing, Wilmar, Nutrition, Ag Services, and Starches and Sweeteners, partially offset by higher results in Refined Products and Other, Other Business, and Vantage Corn Processors. Lower margins partially offset by improved pricing and positive timing impacts, overall decline in volume, higher manufacturing costs, and unplanned downtime at Decatur East decreased adjusted segment operating profit. Corporate results in the current year were a net charge of $1.6 billion and included a mark-to-market gain of $6 million on the conversion option of the exchangeable bonds issued in August 2020, acquisition-related expenses of $7 million, and restructuring charges of $6 million. Corporate results in the prior year were a net charge of $1.3 billion and included a mark-to-market gain of $9 million on the conversion option of the exchangeable bonds issued in August 2020.

Income taxes of $828 million decreased $40 million. The Company's effective tax rate for 2023 was 19.3% compared to 16.6% for 2022. The change in the rate was due primarily to changes in the geographic mix of pretax earnings.

Analysis of Statements of Earnings

Processed volumes by product for the years ended December 31, 2023 and 2022 are as follows (in metric tons):

(In thousands)	2023	2022	Change
Oilseeds	34,899	32,952	1,947
Corn	18,067	18,558	(491)
Total	52,966	51,510	1,456

The Company generally operates its production facilities, on an overall basis, at or near capacity, adjusting facilities individually, as needed, to react to the current margin environment and seasonal local supply and demand conditions. The overall increase in oilseeds processed volumes was primarily related to improved crush rates in the current year compared to decreased crush rates in the prior year resulting from the decline in global demand for rapeseed and the decline in canola crop due to the drought condition in North America. The overall decrease in corn processed volumes was related to unplanned downtime from plants in Decatur, Illinois and due to the earthquake in Turkey and fire at the Cedar Rapids, Iowa dry mill.

Revenues by segment for the years ended December 31, 2023 and 2022 are as follows:

(In millions)		2023		2022		Change
Ag Services and Oilseeds						
Ag Services	$	47,420	$	53,181	$	(5,761)
Crushing		14,020		13,139		881
Refined Products and Other		11,986		13,243		(1,257)
Total Ag Services and Oilseeds		73,426		79,563		(6,137)
Carbohydrate Solutions						
Starches and Sweeteners		9,885		10,251		(366)
Vantage Corn Processors		2,989		3,710		(721)
Total Carbohydrate Solutions		12,874		13,961		(1,087)
Nutrition						
Human Nutrition		3,634		3,769		(135)
Animal Nutrition		3,577		3,867		(290)
Total Nutrition		7,211		7,636		(425)
Other Business		424		396		28
Total Other Business		424		396		28
Total	$	93,935	$	101,556	$	(7,621)

Revenues and cost of products sold in agricultural merchandising and processing businesses are significantly correlated to the underlying commodity prices and volumes. In periods of significant changes in market prices, the underlying performance of the Company is better evaluated by looking at margins since both revenues and cost of products sold, particularly in Ag Services and Oilseeds, generally have a relatively equal impact from market price changes which generally result in an insignificant impact to gross profit.

Revenues decreased $7.6 billion to $93.9 billion due to lower sales prices ($10.3 billion), partially offset by higher sales volumes ($2.7 billion). Lower sales prices of oils, soybeans, corn, biodiesel, and farming materials and lower sales volumes of corn, were partially offset by higher sales volumes of soybeans and biodiesel. Ag Services and Oilseeds revenues decreased 8% to $73.4 billion due to lower sales prices ($10.1 billion), partially offset by higher sales volumes ($4.0 billion). Carbohydrate Solutions revenues decreased 8% to $12.9 billion due to lower sales prices ($0.6 billion) and lower sales volumes ($0.5 billion). Nutrition revenues decreased 6% to $7.2 billion due to lower sales volumes ($0.8 billion), partially offset by higher sales prices ($0.4 billion).

Cost of products sold decreased $7.6 billion to $86.4 billion due principally to lower average commodity costs partially offset by higher volumes and increased manufacturing expenses. Manufacturing expenses increased $0.3 billion due to individually insignificant increases in various expense categories.

Foreign currency translation impacts increased revenues by $0.1 billion and cost of goods sold by $0.1 billion with no impact to gross profit.

Gross profit decreased $0.1 billion or 1%, to $7.5 billion due to lower results in Crushing ($273 million), Nutrition ($232 million) and Ag Services ($68 million), partially offset by higher results in Refined Products and Other ($431 million) and Carbohydrate Solutions ($46 million). These factors are explained in the segment operating profit discussion on page 41.

Selling, general, and administrative expenses increased 3% to $3.5 billion due principally to higher salaries and benefit costs, increased expenses for contracted outside labor, and higher professional and financing fees, partially offset by lower provisions for bad debt.

Asset impairment, exit, and restructuring costs increased $276 million to $342 million. Charges in the current year consisted of $137 million of impairments related to goodwill in the Animal Nutrition reporting unit, $108 million of impairments related to property, plant, and equipment and an equity method investment, $64 million of impairments related to customer list and discontinued Animal Nutrition trademarks, and $27 million of restructuring, presented as specified items within segment operating profit, and $6 million of restructuring in Corporate. Charges in the prior year consisted of $37 million of impairments related to certain long-lived assets and $28 million of restructuring, presented as specified items within segment operating profit, and $1 million of restructuring in Corporate.

Equity in earnings of unconsolidated affiliates decreased $281 million to $551 million due primarily to lower earnings from the Company's investments in Wilmar, Skyland Grain, LLC, and Hungrana Ltd., partially offset by higher earnings from ADM's investment in Olenex.

Interest and investment income increased $206 million to $499 million due primarily to higher interest rates, partially offset by revaluation losses of $76 million compared to revaluation gains of $37 million in the prior year.

Interest expense increased $251 million to $647 million due primarily to increased short-term rates on customer deposit balances in ADM Investor Services and on the Company's commercial paper borrowing programs and increased interest expense from a new debt issuance at a higher rate. Interest expense in the current year also included a $6 million mark-to-market gain adjustment related to the conversion option of the exchangeable bonds issued in August 2020 compared to a $9 million mark-to-market gain adjustment in the prior year.

Other income - net of $176 million decreased $182 million. Current year income included net gains on disposals of individually insignificant assets in the ordinary course of business of $38 million, the non-service components of net pension benefit income of $18 million, net foreign exchange gains of $85 million, and net other income. Prior year income included a legal recovery of $110 million related to the 2020 and 2019 closure of the Company's export facility in Reserve, Louisiana, net foreign exchange gains of $105 million, a $50 million payment from the USDA Biofuel Producer Recovery Program, gains on disposals of individually insignificant assets in the ordinary course of business of $78 million, and the non-service components of net pension benefit income of $25 million, partially offset by net other expense.

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)**

Segment operating profit, adjusted segment operating profit (a non-GAAP measure), and earnings before income taxes for the years ended December 31, 2023 and 2022 are as follows:

(In millions)	2023	2022	Change
Segment Operating Profit	$ 5,900	$ 6,549	$ (649)
Specified Items:			
Gains on sale of assets	(17)	(47)	30
Impairment, restructuring, and net settlement contingencies	361	147	214
Adjusted Segment Operating Profit	$ 6,244	$ 6,649	$ (405)
Ag Services and Oilseeds			
Ag Services	$ 1,168	$ 1,374	$ (206)
Crushing	1,290	1,636	(346)
Refined Products and Other	1,306	837	469
Wilmar	303	554	(251)
Total Ag Services and Oilseeds	4,067	4,401	(334)
Carbohydrate Solutions			
Starches and Sweeteners	1,329	1,376	(47)
Vantage Corn Processors	46	37	9
Total Carbohydrate Solutions	1,375	1,413	(38)
Nutrition			
Human Nutrition	417	557	(140)
Animal Nutrition	10	111	(101)
Total Nutrition	427	668	(241)
Other Business	375	167	208
Total Other	375	167	208
Segment Operating Profit	$ 5,900	$ 6,549	$ (649)
Corporate	(1,606)	(1,316)	(290)
Earnings Before Income Taxes	$ 4,294	$ 5,233	$ (939)

Ag Services and Oilseeds operating profit decreased 8%. In Ag Services, significantly higher origination volumes and margins in South America due to a record Brazilian soybean crop were mostly offset by decreased North American origination results from lower export demand and low water levels. Destination marketing, global ocean freight, and transportation results decreased due to less favorable timing effects and higher freight rates. Current year results also included a $48 million insurance settlement related to damages from Hurricane Ida compared to the prior year's $110 million legal recovery related to the 2019 and 2020 closure of the Company's Reserve, Louisiana, export facility. In Crushing, global crush margins were historically strong, yet lower than the prior year's record highs with the lower Argentine soybean crop driving a tight soybean meal supply, partially offset by improved processed volumes. In EMEA, lower meal demand and exports were offset by the switch capacity in the region. In Refined Products and Other, increasing global demand for fuel and food created elevated margins in North America and Europe for refined oils and biodiesel. In North America, sales volumes were also higher supported by U.S. renewable volume obligations and margins for food oil in Europe expanding year-over-year. Additionally, net positive mark-to-market timing effects that are expected to reverse as contracts execute in future periods contributed to the results in the current year. Equity earnings from Wilmar were lower versus the prior year.

Carbohydrate Solutions operating profit decreased 3%. Starches and Sweeteners, including ethanol production from the wet mills, capitalized on a solid demand environment during the year. North America starches and sweeteners delivered volumes and margins similar to the prior year with higher margins led by specialty products. Ethanol margins were solid as industry stocks moderated, though lower relative to the prior year. Results were negatively impacted due to unplanned downtime at one of the corn germ plants. In EMEA, the business effectively managed margins to deliver improved results. The global wheat milling business posted higher margins driven by solid customer demand. Vantage Corn Processors results were higher as the business executed on a robust demand and margin environment for ethanol partially offset by the absence of the prior year's $50 million payment from the USDA Biofuel Producer Recovery Program.

Nutrition operating profit decreased 36%. Human Nutrition results were lower than the prior year, as the business continued to manage demand fulfillment challenges and destocking in certain categories. Flavors results were lower than the prior year driven by softer sales, higher expenses, and $45 million of negative impacts primarily related to the deconsolidation and write-down of a joint venture. Specialty Ingredients results were lower year-over-year due to continued lower market demand for plant-based proteins in meat alternatives and unplanned downtime at Decatur East. Health and Wellness results were lower than the prior year due to a revaluation loss of $19 million related to an investment in precision fermentation, partially offset by continued growth in the biotics category. Animal Nutrition results were lower compared to the prior year due to lower contribution from amino acids, pockets of softer global feed demand affecting volumes, and continued supply chain challenges and inventory losses in pet solutions.

Other Business operating profit increased 125%. Higher interest rates drove improved earnings in ADM Investor Services. Captive insurance results improved on premiums from new programs, partially offset by increased claim settlements.

Corporate results are as follows:

(In millions)		2023		2022		Change
Interest expense - net	$	(431)	$	(333)	$	(98)
Unallocated corporate costs		(1,144)		(1,026)		(118)
Loss on sale of assets		—		(3)		3
Expenses related to acquisitions		(7)		(2)		(5)
Gain on debt conversion option		6		9		(3)
Restructuring charges		(6)		(1)		(5)
Other (expense) income		(24)		40		(64)
Total Corporate	$	(1,606)	$	(1,316)	$	(290)

Corporate results were a net charge of $1.6 billion in the current year compared to $1.3 billion in the prior year. Interest expense-net increased $98 million due primarily to increased short-term rates on the Company's commercial paper borrowing programs and increased interest expense from a new debt issuance at a higher rate. Unallocated corporate costs increased $118 million due primarily to higher financing, information technology, and centers of excellence costs, partially offset by lower incentive compensation expense accruals and higher corporate cost allocation. Gain on debt conversion option was related to the mark-to-market adjustment of the conversion option of the exchangeable bonds issued in August 2020. Other income in the current year included the non-service components of net pension benefit income of $18 million and foreign exchange gains, partially offset by investment revaluation losses of $57 million and railroad maintenance expenses of $67 million. Other income in the prior year included investment revaluation gains of $37 million, the non-service components of net pension benefit income of $25 million, and foreign exchange gains, partially offset by railroad maintenance expenses of $67 million.

Non-GAAP Financial Measures

The Company uses adjusted net earnings, adjusted earnings per share (EPS), adjusted EBITDA, and adjusted segment operating profit, non-GAAP financial measures as defined by the SEC, to evaluate the Company's financial performance. These performance measures are not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Adjusted net earnings is defined as net earnings adjusted for the effects on net earnings of specified items. Adjusted EPS is defined as diluted EPS adjusted for the effects on reported diluted EPS of specified items. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for specified items. The Company calculates adjusted EBITDA by removing the impact of specified items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items.

Management believes that adjusted net earnings, adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. Adjusted net earnings, adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are not intended to replace or be an alternative to net earnings, diluted EPS, net earnings, and segment operating profit, respectively, the most directly comparable amounts reported under GAAP.

The table below provides a reconciliation of net earnings to adjusted net earnings and diluted EPS to adjusted EPS for the years ended December 31, 2023 and 2022.

	2023		2022	
	In millions	Per share	In millions	Per share
Average number of shares outstanding - diluted	**542**		563	
Net earnings and reported EPS (fully diluted)	**$ 3,483**	**$ 6.43**	$ 4,340	$ 7.71
Adjustments:				
Gains on sale of assets (net of tax of $5 million in 2023 and $11 million in 2022) [1]	**(12)**	**(0.03)**	(33)	(0.06)
Asset impairment, restructuring, and net settlement contingencies (net of tax of $57 million in 2023 and $33 million in 2022) [1]	**310**	**0.57**	115	0.21
Expenses related to acquisitions (net of tax of $1 million in 2023 and $1 million in 2022) [1]	**6**	**0.01**	1	—
Gain on debt conversion option (net of tax of $0) [1]	**(6)**	**(0.01)**	(9)	(0.02)
Tax adjustments	**4**	**0.01**	7	0.01
Adjusted net earnings and adjusted EPS	**$ 3,785**	**$ 6.98**	$ 4,421	$ 7.85

[1] Tax effected using the U.S. and applicable tax rates.

The tables below provide a reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA by segment for the years ended December 31, 2023 and 2022.

(In millions)		2023		2022		Change
Net earnings	$	3,483	$	4,340	$	(857)
Net earnings (losses) attributable to noncontrolling interests		(17)		25		(42)
Income tax expense		828		868		(40)
Earnings before income taxes		4,294		5,233		(939)
Interest expense		430		396		34
Depreciation and amortization		1,059		1,028		31
Gains on sale of assets		(17)		(44)		27
Asset impairment, restructuring, and net settlement contingencies		367		148		219
Railroad maintenance expense		67		67		—
Expenses related to acquisitions		7		2		5
Adjusted EBITDA	$	6,207	$	6,830	$	(623)

(In millions)		2023		2022		Change
Ag Services and Oilseeds	$	4,434	$	4,755		(321)
Carbohydrate Solutions		1,688		1,728		(40)
Nutrition		695		928		(233)
Other Business		368		227		141
Corporate		(978)		(808)		(170)
Adjusted EBITDA	$	6,207	$	6,830	$	(623)

Market Factors Influencing Operations or Results in the Twelve Months Ended December 31, 2022

The Company is subject to a variety of market factors which affect the Company's operating results. In Ag Services and Oilseeds, strong global demand continued due to a short crop in South America. The conflict in Ukraine resulted in even tighter global stocks of commodities and created high volatility, which had a positive impact on North and South American origination prices. Global Trade results were driven by market disconnects, tight supply, strong destination marketing margins, and firm ocean freight rates. North American origination was negatively impacted by weather-related supply disruption and delayed planting and lower river levels. Crushing margins continued to benefit from strong protein and renewable diesel demand and tight oilseeds stocks. In Refined Products and Other, margins were driven by strong oil demand and tight supply with volatile energy markets driving up biodiesel margins. In Carbohydrate Solutions, demand for starches and sweeteners was solid with margins remaining steady despite higher input costs. Ethanol demand for domestic gasoline was lower, in part due to high gas prices, while export demand remained strong, driven by favorable blending economics and government incentives. Corn milling margins benefited from strong co-product results, as prices for oil and feed products rose in line with higher underlying corn prices. Corn costs were volatile and higher, in part due to a relatively low projected corn stocks-to-use ratio and uncertainty caused by the conflict in Ukraine. Nutrition benefited from overall strong demand in various food, beverage, and dietary supplement categories. In Human Nutrition, demand for flavors, flavor systems, specialty proteins, bioactives, and fibers was strong, but higher energy, transportation, and raw material costs, and a strong U.S. dollar adversely impacted results. In Animal Nutrition, amino acids pricing and margins improved due to a tighter global supply environment but the devaluation of certain currencies, a bird flu outbreak, and weak demand in other product lines, with some premix and additives customers cutting products out of formulation due to increased ingredient, freight, and energy costs, adversely impacted results. Increased competition in Brazil also contributed to the weak demand in that country. ADM's productivity initiatives are improving the Company's capabilities to help mitigate the impact of inflation.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net earnings attributable to controlling interests increased 60% or $1.6 billion, to $4.3 billion. Segment operating profit increased 41% or $1.9 billion, to $6.5 billion, and included a net charge of $100 million consisting of charges totaling $147 million related to the impairment of certain assets, restructuring, and contingencies/settlements, partially offset by gains on the sale of certain assets of $47 million. Included in segment operating profit in the prior year was a net charge of $136 million consisting of charges totaling $213 million related to the impairment of certain assets, restructuring, and settlement, partially offset by gains on the sale of ethanol and certain other assets of $77 million. Adjusted segment operating profit (a non-GAAP measure) increased $1.9 billion to $6.6 billion due primarily to higher results in most businesses except in Vantage Corn Processors. Corporate results in 2022 were a net charge of $1.3 billion and included a mark-to-market gain of $9 million on the conversion option of the exchangeable bonds issued in August 2020. Corporate results in 2021 were a net charge of $1.3 billion and included a pension settlement charge of $83 million, loss on debt extinguishment of $36 million, a mark-to-market gain of $19 million on the conversion option of the exchangeable bonds issued in August 2020, acquisition-related expenses of $7 million, and a restructuring charge of $4 million.

Income taxes of $868 million increased $290 million. The Company's effective tax rate for 2022 was 16.6% compared to 17.4% for 2021. The change in the rate was due primarily to changes in the geographic mix of pretax earnings and the impact of discrete tax items.

Analysis of Statements of Earnings

Processed volumes by product for the years ended December 31, 2022 and 2021 are as follows (in metric tons):

(In thousands)	2022	2021	Change
Oilseeds	32,952	35,125	(2,173)
Corn	18,558	19,126	(568)
Total	51,510	54,251	(2,741)

The Company generally operates its production facilities, on an overall basis, at or near capacity, adjusting facilities individually, as needed, to react to the current margin environment and seasonal local supply and demand conditions. The overall decrease in oilseeds processed volumes was primarily related to decreased crush rates resulting from the decline in seeds availability, a temporarily idled facility in Paraguay due to crop failure, weather-related challenges, and the indefinite shutdown of a Ukraine facility since February 2022. The overall decrease in corn processed volumes was primarily related to reduced volumes of fuel alcohol due to market conditions, the sale of the Peoria, Illinois facility in November 2021, and logistical challenges surrounding railcar availability since the second quarter of 2022.

Revenues by segment for the years ended December 31, 2022 and 2021 are as follows:

(In millions)		2022		2021		Change
Ag Services and Oilseeds						
Ag Services	$	53,181	$	45,017	$	8,164
Crushing		13,139		11,368		1,771
Refined Products and Other		13,243		10,662		2,581
Total Ag Services and Oilseeds		79,563		67,047		12,516
Carbohydrate Solutions						
Starches and Sweeteners		10,251		7,611		2,640
Vantage Corn Processors		3,710		3,499		211
Total Carbohydrate Solutions		13,961		11,110		2,851
Nutrition						
Human Nutrition		3,769		3,189		580
Animal Nutrition		3,867		3,523		344
Total Nutrition		7,636		6,712		924
Other Business		396		380		16
Total Other Business		396		380		16
Total	$	101,556	$	85,249	$	16,307

Revenues and cost of products sold in agricultural merchandising and processing businesses are significantly correlated to the underlying commodity prices and volumes. In periods of significant changes in market prices, the underlying performance of the Company is better evaluated by looking at margins since both revenues and cost of products sold, particularly in Ag Services and Oilseeds, generally have a relatively equal impact from market price changes which generally result in an insignificant impact to gross profit.

Revenues increased $16.3 billion to $101.6 billion due to higher sales prices ($17.1 billion), partially offset by lower sales volumes ($0.8 billion). Higher sales prices of corn, wheat, oil, soybean, and meal, and higher sales volumes of rice, flavors, biodiesel, and corn, were partially offset by lower sales prices of rice and flavors, and lower sales volumes of wheat and oil. Ag Services and Oilseeds revenues increased 19% to $79.6 billion due to higher sales prices ($14.3 billion), partially offset by lower sales volumes ($1.8 billion). Carbohydrate Solutions revenues increased 26% to $14.0 billion due to higher sales prices ($2.6 billion) and higher sales volumes ($0.3 billion), despite the loss of USD-grade industrial alcohol volumes from the divested Peoria, Illinois facility. Nutrition revenues increased 14% to $7.6 billion due to higher sales prices ($0.2 billion) and higher sales volumes ($0.7 billion).

Cost of products sold increased $14.7 billion to $94.0 billion due principally to higher average commodity costs and higher manufacturing expenses. Manufacturing expenses increased $0.9 billion to $7.0 billion due principally to higher energy costs, higher maintenance expenses, increased operating supplies, and higher salaries and benefit costs.

Foreign currency translation impacts decreased revenues by $2.6 billion and cost of products sold by $2.4 billion.

Gross profit increased $1.6 billion or 26%, to $7.6 billion due to higher results in Ag Services and Oilseeds ($1.3 billion), Starches and Sweeteners ($477 million), and Nutrition ($149 million), partially offset by lower results in Vantage Corn Processors ($352 million). These factors are explained in the segment operating profit discussion on page 48.

Selling, general, and administrative expenses increased 12% to $3.4 billion due principally to provisions for bad debt, higher IT and project-related expenses, higher salaries and benefit costs, increased travel expenses, and amortization of intangibles from new acquisitions.

Asset impairment, exit, and restructuring costs decreased $98 million to $66 million. Charges in the current year consisted of $37 million of impairments related to certain long-lived assets and $28 million of restructuring charges, presented as specified items within segment operating profit, and $1 million of restructuring charges in Corporate. Charges in the prior year consisted primarily of $125 million of impairments related to certain long-lived assets, goodwill, and other intangible assets and $35 million of restructuring charges, presented as specified items within segment operating profit, and $4 million of restructuring charges in Corporate.

Equity in earnings of unconsolidated affiliates increased $237 million to $832 million due to higher earnings from the Company's investments in Wilmar and Olenex.

Loss on debt extinguishment in the prior year of $36 million was related to the early redemption of $500 million aggregate principal amount of 2.750% notes due in March 2025.

Interest and investment income increased $197 million to $293 million due primarily to higher interest income, partially offset by lower revaluation gains of $37 million compared to $49 million in the prior period.

Interest expense increased $131 million to $396 million due to higher long-term debt balances and increased short-term rates on the Company's U.S. and European commercial paper borrowing programs. Interest expense in 2022 also included a $9 million mark-to-market gain adjustment related to the conversion option of the exchangeable bonds issued in August 2020 compared to a $19 million mark-to-market gain adjustment in 2021.

Other income - net of $358 million increased $264 million. Income in 2022 included a legal recovery related to the 2019 and 2020 closure of the Company's Reserve, Louisiana, export facility of $110 million, net foreign exchange gains of $105 million, a $50 million one-time payment from the USDA Biofuel Producer Recovery Program, gains on disposals of individually insignificant assets in the ordinary course of business, and the non-service components of net pension benefit income of $25 million, partially offset by other net expense. Income in 2021 included gains on the sale of ethanol and certain other assets and disposals of individually insignificant assets in the ordinary course of business, net foreign exchange gains of $24 million, the non-service components of net pension benefit income of $33 million, and other income, partially offset by a non-cash pension settlement charge of $83 million related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plan and ADM Pension Plan for Hourly-Wage Employees.

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating profit by segment and earnings before income taxes for the years ended December 31, 2022 and 2021 are as follows:

(In millions)	2022	2021	Change
Segment Operating Profit	$ 6,549	$ 4,638	$ 1,911
Specified Items:			
Gain on sales of assets and businesses	(47)	(77)	30
Impairment, restructuring, and exit charges	147	213	(66)
Adjusted Segment Operating Profit	$ 6,649	$ 4,774	$ 1,875
Ag Services and Oilseeds			
Ag Services	$ 1,374	$ 770	$ 604
Crushing	1,636	999	637
Refined Products and Other	837	652	185
Wilmar	554	378	176
Total Ag Services and Oilseeds	4,401	2,799	1,602
Carbohydrate Solutions			
Sweeteners and Starches	1,376	948	428
Vantage Corn Processors	37	370	(333)
Total Carbohydrate Solutions	1,413	1,318	95
Nutrition			
Human Nutrition	557	520	37
Animal Nutrition	111	112	(1)
Total Nutrition	668	632	36
Other Business	167	25	142
Total Other Business	167	25	142
Segment Operating Profit	6,549	4,638	1,911
Corporate	(1,316)	(1,325)	9
Earnings Before Income Taxes	$ 5,233	$ 3,313	$ 1,920

Ag Services and Oilseeds operating profit increased 57%. Ag Services results were significantly higher versus 2021. Global trade results were higher, driven by strong performances in destination marketing and global ocean freight. North American origination volumes were lower but margins were higher year-over-year. South America results were higher, driven by better origination margins on good demand for grain. Crushing was higher year-over-year driven by robust protein and renewable diesel demand. Positive net timing effects in 2022 versus negative timing effects in 2021 helped drive higher year-over-year results. Refined Products and Other results were higher than in 2021, driven by higher margins due to strong oils demand. Biodiesel margins also benefited from direct sales compared to the historical auction sales. Equity earnings from Wilmar were higher versus 2021.

Carbohydrate Solutions operating profit increased 7%. Starches and Sweeteners, including ethanol production from the wet mills, delivered higher results versus 2021, driven by solid margins across sweeteners and starches, strong contributions from corn co-products, and effective risk management, partially offset by weaker ethanol margins. Sales volumes for starches and sweeteners continued their recovery and the biosolutions platform continued to deliver revenue growth as demand for plant-based products expanded into more diverse applications. Vantage Corn Processors results were lower versus 2021 as ethanol margins decreased from the 2021 strong positioning gains and industrial alcohol results from the now-sold Peoria, Illinois facility, partially offset by the $50 million one-time payment from the USDA Biofuel Producer Recovery Program.

Nutrition operating profit increased 6%. Human Nutrition delivered higher year-over-year results. Flavors results were lower driven by demand fulfillment challenges, the impact of the strong U.S. dollar in EMEA, softer demand in Asia Pacific, and higher costs in North America. Strong sales growth in alternative proteins, including contribution from the Sojaprotein acquisition, and good demand for texturants offset some higher operating costs to help deliver better year-over-year results in Specialty Ingredients. Health and Wellness was also higher year-over-year, powered by probiotics, including the contribution from the November 2021 Deerland Probiotics and Enzymes acquisition, and robust demand for fiber and Vitamin E. Animal Nutrition profits were comparable to 2021.

Other Business operating profit increased 568%. Higher short-term interest rates drove improved earnings in ADM Investor Services and improved underwriting performance resulted in better captive insurance results.

Corporate results are as follows:

(In millions)	2022	2021	Change
Interest expense - net	$ (333)	$ (277)	(56)
Unallocated corporate costs	(1,026)	(957)	(69)
Loss on sale of assets	(3)	—	(3)
Expenses related to acquisitions	(2)	(7)	5
Loss on debt extinguishment	—	(36)	36
Gain loss on debt conversion option	9	19	(10)
Restructuring and settlement charges	(1)	(87)	86
Other income	40	20	20
Total Corporate	$ (1,316)	$ (1,325)	$ 9

Corporate results were a net charge of $1.3 billion in 2022 compared to $1.3 billion in 2021. Interest expense-net increased $56 million due primarily to higher long-term debt balances and increased average rates on the Company's U.S. and European commercial paper borrowing programs. Unallocated corporate costs increased $69 million due primarily to higher IT and project-related costs and higher costs in the Company's centers of excellence, partially offset by lower incentive compensation accruals. Loss on debt extinguishment in 2021 related to the early redemption of $500 million aggregate principal amount of 2.750% notes due in March 2025. Gain on debt conversion option was related to the mark-to-market adjustment of the conversion option of the exchangeable bonds issued in August 2020. Restructuring and settlement charges in 2021 included a non-cash pension settlement charge of $83 million related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plan and ADM Pension Plan for Hourly-Wage Employees to independent third parties, and individually insignificant restructuring charges. Other income in 2022 included investment revaluation gains of $37 million, the non-service components of net pension benefit income of $25 million, and foreign exchange gains from hedge activity, partially offset by railroad maintenance expenses of $67 million. Other income in 2021 included investment revaluation gains of $49 million, the non-service components of net pension benefit income of $16 million, and foreign exchange gains from hedge activity, partially offset by railroad maintenance expenses of $67 million.

Non-GAAP Financial Measures

The Company uses adjusted net earnings, adjusted earnings per share (EPS), adjusted EBITDA, and adjusted segment operating profit, non-GAAP financial measures as defined by the SEC, to evaluate the Company's financial performance. These performance measures are not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Adjusted net earnings is defined as net earnings adjusted for the effects on net earnings of specified items. Adjusted EPS is defined as diluted EPS adjusted for the effects on reported diluted EPS of specified items. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for specified items. The Company calculates adjusted EBITDA by removing the impact of specified items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items.

Management believes that adjusted net earnings, adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. Adjusted net earnings, adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are not intended to replace or be an alternative to net earnings, diluted EPS, net earnings, and segment operating profit, respectively, the most directly comparable amounts reported under GAAP.

The table below provides a reconciliation of net earnings to adjusted net earnings and diluted EPS to adjusted EPS for the years ended December 31, 2022 and 2021.

	2022		2021	
	In millions	Per share	In millions	Per share
Average number of shares outstanding - diluted	563		566	
Net earnings and reported EPS (fully diluted)	$ 4,340	$ 7.71	$ 2,709	$ 4.79
Adjustments:				
Gains on sale of assets (net of tax of $11 million in 2022 and $20 million in 2021) [1]	(33)	(0.06)	(57)	(0.1)
Asset impairment, restructuring, and settlement charges (net of tax of $33 million in 2022 and $63 million in 2021) [1]	115	0.21	237	0.42
Expenses related to acquisitions (net of tax of $1 million in 2022 and $2 million in 2021) [1]	1	—	5	0.01
Loss on debt extinguishment (net of tax of $9 million) [1]	—	—	27	0.05
Gain on debt conversion (net of tax of $0) [1]	(9)	(0.02)	(19)	(0.03)
Tax adjustments	7	0.01	33	0.05
Adjusted net earnings and adjusted EPS	$ 4,421	$ 7.85	$ 2,935	$ 5.19

[1] Tax effected using the U.S. and applicable tax rates.

The tables below provide a reconciliation of net earnings to adjusted EBITDA and adjusted EBITDA by segment for the years ended December 31, 2022 and 2021.

(In millions)	2022	2021	Change
Net earnings	$ 4,340	$ 2,709	$ 1,631
Net earnings attributable to noncontrolling interests	25	26	(1)
Income tax expense	868	578	290
Earnings before income taxes	5,233	3,313	1,920
Interest expense	396	265	131
Depreciation and amortization	1,028	996	32
Gains on sale of assets	(44)	(77)	33
Asset impairment, restructuring, and settlement charges	148	300	(152)
Railroad maintenance expense	67	67	—
Expenses related to acquisitions	2	7	(5)
Loss on debt extinguishment	—	36	(36)
Adjusted EBITDA	$ 6,830	$ 4,907	$ 1,923

(In millions)	2022	2021	Change
Ag Services and Oilseeds	$ 4,755	$ 3,169	1,586
Carbohydrate Solutions	1,728	1,651	77
Nutrition	928	853	75
Other Business	227	32	195
Corporate	(808)	(798)	(10)
Adjusted EBITDA	$ 6,830	$ 4,907	$ 1,923

Liquidity and Capital Resources

A Company objective is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of a capital intensive agricultural commodity-based business. The Company depends on access to credit markets, which can be impacted by its credit rating and factors outside of ADM's control, to fund its working capital needs and capital expenditures. The primary source of funds to finance ADM's operations, capital expenditures, and advancement of its growth strategy is cash generated by operations and lines of credit, including a commercial paper borrowing facility and accounts receivable securitization programs. In addition, the Company believes it has access to funds from public and private equity and debt capital markets in both U.S. and international markets.

Cash provided by operating activities was $4.5 billion in 2023 compared to $3.5 billion in 2022. Working capital changes decreased cash by $0.3 billion in the current year compared to a decrease of $1.5 billion in the prior year. Segregated investments increased $0.2 billion driven by higher interest rates. Trade receivables decreased $0.7 billion due to lower revenues. Inventories decreased $2.9 billion due to lower inventory prices and volumes. Trade payables decreased $1.5 billion due to lower payables related to grain and other inventory purchases. Payables to brokerage customers decreased $2.1 billion due to decreased trading activity in the Company's futures commission and brokerage business.

Cash used in investing activities was $1.5 billion this year compared to $1.4 billion last year. Capital expenditures in the current year were $1.5 billion compared to $1.3 billion in the prior year. Proceeds from sales of assets and businesses were $60 million in the current year compared to $131 million in the prior year. There were no additional cost method investments in the current year compared to $0.2 billion in the prior year.

Cash used in financing activities was $4.6 billion this year compared to $2.5 billion last year. Long-term debt borrowings in the current year of $0.5 billion consisted of the $500 million aggregate principal amount of 4.500% Notes due 2033. Long-term debt borrowings in the prior year of $0.8 billion consisted of the $750 million aggregate principal amount of 2.900% Notes due 2032. Proceeds from the borrowings in the current year were used for general corporate purposes. Proceeds from the borrowings in the prior year were used to finance investments and expenditures in eligible green projects that contribute to environmental objectives and/or eligible social projects that aim to address or mitigate a specific social issue and/or seek to achieve positive social outcomes. Long-term debt payments in the current year of $1.0 billion consisted of the €600 million aggregate principal amount of 1.750% Notes due 2023 and $300 million aggregate principal amount of zero coupon exchangeable bonds due 2023. Long-term debt payments in the prior year of $0.5 billion consisted of the €0.5 billion aggregate principal amount of fixed-to-floating rate senior notes due 2022 issued in a private placement on March 25, 2021. Net payments on short-term credit arrangements of $0.4 billion in the current year was comparable to $0.4 billion to the prior year. Share repurchases in the current year were $2.7 billion compared to $1.5 billion in the prior year. Dividends paid in the current year were $1.0 billion compared to $0.9 billion in the prior year.

At December 31, 2023, ADM had $1.4 billion of cash and cash equivalents and a current ratio, defined as current assets divided by current liabilities, of 1.6 to 1. Included in working capital is $7.0 billion of readily marketable commodity inventories. At December 31, 2023, the Company's capital resources included shareholders' equity of $24.1 billion and lines of credit, including the accounts receivable securitization programs described below, totaling $13.2 billion, of which $11.5 billion was unused. ADM's ratio of long-term debt to total capital (the sum of long-term debt of $8.3 billion and shareholders' equity of $24.1 billion in 2023 and the sum of long-term debt of $7.7 billion and shareholders' equity of $24.3 billion in 2022) was 25% and 24% at December 31, 2023 and 2022, respectively. The Company uses this ratio as a measure of ADM's long-term indebtedness and an indicator of financial flexibility. The Company's ratio of net debt (the sum of short-term debt of $0.1 billion, current maturities of long-term debt of $1 million, and long-term debt of $8.3 billion less the sum of cash and cash equivalents of $1.4 billion and short-term marketable securities of none in 2023 and the sum of short-term debt of $0.5 billion, current maturities of long-term debt of $0.9 billion, and long-term debt of $7.7 billion less the sum of cash and cash equivalents of $1.0 billion and short-term marketable securities of none in 2022) to capital (the sum of net debt of $7.0 billion and shareholders' equity of $24.1 billion in 2023 and the sum of net debt of $8.1 billion and shareholders' equity of $24.3 billion in 2022) was 22% and 25% at December 31, 2023 and 2022, respectively. Of the Company's total lines of credit, $5.0 billion supported the commercial paper borrowing programs, against which there was $5 million commercial paper outstanding at December 31, 2023.

As of December 31, 2023, the Company had $1.4 billion of cash and cash equivalents, $0.5 billion of which is cash held by foreign subsidiaries whose undistributed earnings are considered indefinitely reinvested. Based on the Company's historical ability to generate sufficient cash flows from its U.S. operations and unused and available U.S. credit capacity of $6.8 billion, the Company has asserted these funds are indefinitely reinvested outside the U.S.

The Company has accounts receivable securitization programs (the "Programs") with certain commercial paper conduit purchasers and committed purchasers. The Programs provide the Company with up to $3.0 billion in funding against accounts receivable transferred into the Programs and expand the Company's access to liquidity through efficient use of its balance sheet assets (see Note 19 in Item 8 for more information and disclosures on the Programs). As of December 31, 2023, the Company utilized $1.6 billion of its facility under the Programs.

On November 5, 2014, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2015 and ending December 31, 2019. On August 7, 2019, the Company's Board of Directors approved the extension of the stock repurchase program through December 31, 2024 and the repurchase of up to an additional 100,000,000 shares under the extended program. The Company has acquired approximately 148.0 million shares under this program and its extension as of December 31, 2023.

As of December 31, 2023, the Company has total available liquidity of $12.9 billion comprised of cash and cash equivalents and unused lines of credit.

In 2024, the Company expects capital expenditures of $1.3 billion and additional cash outlays of approximately $1.0 billion in dividends and up to $2.3 billion in share repurchases, subject to other strategic uses of capital and the evolution of operating cash flows and the working capital position throughout the year.

The Company's purchase obligations as of December 31, 2023 and 2022 were $14.0 billion and $15.8 billion, respectively. The decrease is primarily related to a decrease in obligations to purchase agricultural commodity inventories, partially offset by an increase in energy commitments. As of December 31, 2023, the Company expects to make payments related to purchase obligations of $13.4 billion within the next twelve months. The Company's other material cash requirements within the next 12 months include current maturities of long-term debt of $1 million, interest payments of $0.4 billion, operating lease payments of $0.3 billion, transition tax liability of $49 million, and pension and other postretirement plan contributions of $114 million. The Company expects to make payments related to purchase obligations and other material cash requirements beyond the next twelve months of $16.8 billion.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company was in compliance with these covenants as of December 31, 2023.

As of December 31, 2023, the three major credit rating agencies maintained the Company's credit ratings at investment grade levels. Subsequent to December 31, 2023, the Company's ratings were placed "On Credit Watch" and "Ratings Under Review" by two of the credit rating agencies.

Critical Accounting Policies and Estimates

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies and estimates are considered critical, as these policies and estimates are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Critical accounting estimates are those estimates made in accordance with GAAP which involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on ADM's financial condition and results of operations. Management has discussed with the Company's Audit Committee the development, selection, disclosure, and application of these critical accounting policies and estimates. Following are the accounting policies and estimates management considers critical to the Company's financial statements.

Fair Value Measurements - Inventories and Commodity Derivatives

Description: Certain of the Company's inventory, inventory-related payables, and commodity derivative assets and liabilities as of December 31, 2023 are valued at estimated fair values, including $7.0 billion of merchandisable agricultural commodity inventories, $1.4 billion of commodity derivative assets, $1.0 billion of commodity derivative liabilities, and $1.3 billion of inventory-related payables. Commodity derivative assets and liabilities include forward purchase and sales contracts for agricultural commodities. Merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant additional processing.

Judgments and Uncertainties: Management estimates fair value for its commodity-related assets and liabilities based on exchange-quoted prices, adjusted for differences in local markets. The Company's inventory, inventory-related payables, and commodity derivative fair value measurements are mainly based on observable market quotations without significant adjustments and are therefore reported as Level 2 within the fair value hierarchy. Level 3 fair value measurements of approximately $3.4 billion of assets and $0.6 billion of liabilities represent fair value estimates where unobservable price components represent 10% or more of the total fair value price. For more information concerning amounts reported as Level 3, see Note 4 in Item 8.

Sensitivity of Estimate to Change: Changes in the market values of these inventories and commodity contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported could differ materially. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods could differ materially.

Derivatives – Designated Hedging Activities

Description: The Company, from time to time, uses derivative contracts designated as cash flow hedges to hedge the purchase or sales price of anticipated volumes of commodities to be purchased and processed in a future month. See Note 5 in Item 8 for additional information.

Judgments and Uncertainties: Assuming normal market conditions, the change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item.

Sensitivity of Estimate to Change: Gains and losses arising from open and closed hedging transactions are deferred in accumulated other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold and revenues in the statement of earnings when the hedged item is recognized in earnings. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures and exchange-traded and over-the-counter (OTC) option contracts would be recorded immediately in the statement of earnings as a component of revenues and/or cost of products sold.

Income Taxes

Description: The Company accounts for income taxes in accordance with the applicable accounting standards which prescribe a minimum threshold a tax position is required to meet before being recognized in the consolidated financial statements. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Judgments and Uncertainties: ADM calculates its provision for income taxes based on the statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which it operates. The Company uses judgment in evaluating the Company's tax positions and determining its annual tax provision.

Sensitivity of Estimate to Change: While ADM considers all of its tax positions fully supportable, the Company faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its consolidated financial statements when it is determined to be more likely than not to be sustained upon examination, based on its technical merits. The position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. For example, the Company has received tax assessments from tax authorities in the Netherlands challenging income tax positions taken by subsidiaries of the Company. The Company evaluated its tax positions for these matters and concluded, based in part upon advice from legal counsel, that it was appropriate to recognize the tax benefits of these positions that are more likely than not to be sustained upon examination, based on their technical merits (see Note 13 in Item 8 for additional information).

Business Combinations

Description: The Company's acquisitions are accounted for in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations, as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill. The Company accounts for any redeemable noncontrolling interest in temporary equity - redeemable noncontrolling interest at redemption value with periodic changes recorded in retained earnings.

Judgments and Uncertainties: Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions.

Sensitivity of Estimate to Change: During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the consolidated statements of earnings.

Goodwill

Description: Goodwill is subject to annual impairment tests. The Company evaluates goodwill for impairment at the reporting unit level annually on October 1 or whenever there are indicators that the carrying value may not be fully recoverable. The Company has seven reporting units with goodwill identified at one level below the operating segment using the criteria in ASC 350, *Intangibles - Goodwill and Other* (Topic 350).

Judgments and Uncertainties: The Company adopted the provisions of Topic 350, which permits, but does not require, a company to qualitatively assess indicators of a reporting unit's fair value. If after completing the qualitative assessment, the Company believes it is more likely than not that a reporting unit is impaired, an estimate of fair value is prepared by the Company. Critical estimates in the determination of the fair value, when using a discounted cash flow analysis, of each reporting unit include, but are not limited to, future expected cash flows, revenue growth, EBITDA margins, and discount rates. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, future expected cash flows of the reporting units utilizing appropriate revenue growth, EBITDA margins, and discount rate. A decline in the actual cash flows of the reporting units in future periods, as compared to the projected cash flows used in the discounted cash flow analysis, could result in the carrying value of the reporting units exceeding their respective fair values. Further, a change in the discount rate, as a result of a change in economic conditions or otherwise, could result in the carrying values of the reporting units exceeding their respective fair values.

Sensitivity of Estimate to Change: During the year ended December 31, 2023, the Company evaluated goodwill for impairment using a qualitative assessment in five reporting units and using a quantitative assessment in two reporting units.

The Company recorded a goodwill impairment charge of $137 million related to the Animal Nutrition reporting unit that was evaluated for impairment using a quantitative assessment during the year ended December 31, 2023. The Company utilized a third-party valuation specialist to assist management in determining the fair value of the Animal Nutrition reporting unit. The fair value of the Animal Nutrition reporting unit was estimated based on a combination of discounted cash flows (income approach) and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and or anticipated financial metrics (market approach). As a result of this impairment testing in the fourth quarter of 2023, the Company determined the fair value of the Animal Nutrition reporting unit was below its carrying value. The decline in the fair value of the Animal Nutrition reporting unit was primarily driven by a higher discount rate due to changes in the underlying business performance and industry conditions as well as the macroeconomic environment, causing a decline in the projected cash flows. During the first three quarters of 2023, Animal Nutrition's business performance and industry conditions gradually declined despite management's ongoing mitigation and efficiency improvement actions. Given Animal Nutrition's significant excess in fair value over carrying value in prior years and the ongoing mitigation actions, the Company believed Animal Nutrition's fair value was more likely than not greater than its carrying value as of September 30, 2023, and therefore did not conduct a quantitative evaluation of the reporting unit prior to the annual impairment testing on October 1, 2023. However, as these conditions persisted in the fourth quarter of 2023, the Company was no longer able to conclude Animal Nutrition's fair value more likely than not exceeded carrying value and proceeded to perform the quantitative fair value estimate as described above. Following the recording of the impairment charge, the remaining carrying value of goodwill in the Animal Nutrition reporting unit as of December 31, 2023 was $0.9 billion.

The Company performed a sensitivity analysis for the significant assumptions used in the goodwill impairment testing analysis for the Animal Nutrition reporting unit. The sensitivities were calculated in isolation using the income approach and keeping all other assumptions constant. The sensitivities for revenue growth and EBITDA margins do not consider the offsetting impact of a lower discount rate assumption to reflect the reduced risk in estimated future cash flow growth used under the income approach or the related impacts on pricing multiples used under the market approach.

- A hypothetical increase to the discount rate of approximately 25 basis points would result in additional goodwill impairment of approximately $65 million;
- A hypothetical decrease in the expected annual revenue growth rate over the entire forecast period of approximately 100 basis points would result in additional goodwill impairment of approximately $60 million; and
- A hypothetical decrease in the expected EBITDA margins in each year over the entire forecast period of approximately 15 basis points would result in additional goodwill impairment of approximately $60 million.

The estimated fair value of the other reporting unit evaluated for impairment using a quantitative assessment during the year ended December 31, 2023 was in excess of 198% of its carrying value, and therefore no impairment was recorded for that reporting unit. There were goodwill impairment charges of $6 million recorded during the year ended December 31, 2021 and none during the year ended December 31, 2022. If management used different estimates and assumptions in its impairment tests, then impairment charges recorded could differ materially.

Investments in Affiliates

Description: The Company applies the equity method of accounting for investments over which the Company has the ability to exercise significant influence, including its 22.5% investment in Wilmar. These investments in affiliates are carried at cost plus equity in undistributed earnings and are adjusted, where appropriate, for amortizable basis differences between the investment balance and the underlying net assets of the investee.

Judgments and Uncertainties: Generally, the minimum ownership threshold for asserting significant influence is 20% ownership of the investee. However, the Company considers all relevant factors in determining its ability to assert significant influence including but not limited to, ownership percentage, board membership, customer and vendor relationships, and other arrangements. The Company also periodically compares the book value of its investment in Wilmar against its market value as determined through quoted market prices, and evaluates any potential other than temporary impairment based on the near-term prospects of Wilmar in relation to the severity and duration of the decline in fair value and the Company's intent and ability to retain its investment in Wilmar.

Sensitivity of Estimate to Change: If management used a different accounting method for these investments, then the amount of earnings from affiliates the Company recognizes may differ. If management used different assumptions in the evaluation of its Wilmar investment, then the amount of any impairment charges could differ materially.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in: commodity market prices as they relate to the Company's net commodity position, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and prices of agricultural commodities are subject to wide fluctuations due to factors such as changes in weather conditions, crop disease, plantings, government programs and policies, competition, changes in global demand, changes in customer preferences and standards of living, and global production of similar and competitive crops.

The Company manages its exposure to adverse price movements of agricultural commodities used for, and produced in, its business operations, by entering into derivative and non-derivative contracts which reduce the Company's overall short or long commodity position.   Additionally, the Company uses exchange-traded futures and exchange-traded and over-the-counter option contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contract defaults, and volatility of freight markets. In addition, the Company, from time-to-time, enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed designated hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold or revenues in the statement of earnings when the hedged item is recognized.

The Company's commodity position consists of merchandisable agricultural commodity inventories, related purchase and sales contracts, energy and freight contracts, and exchange-traded futures and exchange-traded and over-the-counter option contracts including contracts used to hedge anticipated transactions.

The fair value of the Company's commodity position is a summation of the fair values calculated for each commodity by valuing all of the commodity positions at quoted market prices for the period, where available, or utilizing a close proxy. The Company has established metrics to monitor the amount of market risk exposure, which consist of volumetric limits, and value-at-risk (VaR) limits. VaR measures the potential loss, at a 95% confidence level, that could be incurred over a one year period. Volumetric limits are monitored daily and VaR calculations and sensitivity analysis are monitored weekly.

In addition to measuring the hypothetical loss resulting from an adverse two standard deviation move in market prices (assuming no correlations) over a one year period using VaR, sensitivity analysis is performed measuring the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices. The highest, lowest, and average weekly position for the years ended December 31, 2023 and 2022 together with the market risk from a hypothetical 10% adverse price change is as follows:

Long/(Short)	December 31, 2023		December 31, 2022	
	Fair Value	Market Risk	Fair Value	Market Risk
	(In millions)			
Highest position	$ 498	$ 50	$ 986	$ 99
Lowest position	(6)	(1)	44	4
Average position	125	13	388	39

The change in fair value of the average position was due to the overall decrease in average quantities of certain commodities.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Continued)

Currencies

The Company has consolidated subsidiaries in more than 70 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in Euro, British pound, Canadian dollar, and Brazilian real currencies. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company also uses currency exchange contracts as hedges against amounts indefinitely invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material. Effective April 1, 2022, the Company changed the functional currency of its Turkish entities to the U.S. dollar which did not have a material impact on the Company's consolidated financial statements.

The amount the Company considers indefinitely invested in foreign subsidiaries and corporate joint ventures translated into dollars using the year-end exchange rates is $15.5 billion and $13.0 billion ($17.9 billion and $15.5 billion at historical rates) at December 31, 2023 and 2022, respectively. The increase is due to the increase in retained earnings of the foreign subsidiaries of $2.4 billion and the appreciation of foreign currencies versus the U.S. dollar of $0.1 billion.   The potential loss in fair value, which would principally be recognized in Other Comprehensive Income, resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $1.8 billion and $1.6 billion for December 31, 2023 and 2022, respectively. Actual results may differ.

Interest

The fair value of the Company's long-term debt is estimated using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 50 basis points decrease in interest rates. Actual results may differ.

	December 31, 2023	December 31, 2022
	(In millions)	
Fair value of long-term debt	$ 8,557	$ 7,502
Fair value amount over (under) carrying value	298	(232)
Market risk	378	342

The increase in the fair value of long-term debt at December 31, 2023 is due to a new debt issuance and a decrease in corporate bond interest rates.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Archer-Daniels-Midland Company

Consolidated Statements of Earnings

(In millions, except per share amounts)		Year Ended December 31		
		2023	2022	2021
Revenues	$	**93,935**	$ 101,556	$ 85,249
Cost of products sold		**86,422**	93,986	79,262
Gross Profit		**7,513**	7,570	5,987
Selling, general and administrative expenses		**3,456**	3,358	2,994
Asset impairment, exit, and restructuring costs		**342**	66	164
Equity in earnings of unconsolidated affiliates		**(551)**	(832)	(595)
Loss on debt extinguishment		**—**	—	36
Interest and investment income		**(499)**	(293)	(96)
Interest expense		**647**	396	265
Other (income) expense - net		**(176)**	(358)	(94)
Earnings Before Income Taxes		**4,294**	5,233	3,313
Income tax expense		**828**	868	578
Net Earnings Including Noncontrolling Interests		**3,466**	4,365	2,735
Less: Net earnings (losses) attributable to noncontrolling interests		**(17)**	25	26
Net Earnings Attributable to Controlling Interests	$	**3,483**	$ 4,340	$ 2,709
Average number of shares outstanding – basic		**541**	562	564
Average number of shares outstanding – diluted		**542**	563	566
Basic earnings per common share	$	**6.44**	$ 7.72	$ 4.80
Diluted earnings per common share	$	**6.43**	$ 7.71	$ 4.79

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Comprehensive Income (Loss)

(In millions)	Year Ended December 31		
	2023	2022	2021
Net earnings including noncontrolling interests	$ 3,466	$ 4,365	$ 2,735
Other comprehensive income (loss):			
Foreign currency translation adjustment	48	(301)	279
Tax effect	32	(93)	(103)
Net of tax amount	80	(394)	176
Pension and other postretirement benefit liabilities adjustment	(88)	140	289
Tax effect	2	(15)	(71)
Net of tax amount	(86)	125	218
Deferred gain (loss) on hedging activities	15	(84)	33
Tax effect	(5)	7	7
Net of tax effect	10	(77)	40
Unrealized gain (loss) on investments	16	(12)	(2)
Tax effect	(1)	1	—
Net of tax effect	15	(11)	(2)
Other comprehensive income (loss)	19	(357)	432
Comprehensive income (loss)	3,485	4,008	3,167
Less: Comprehensive income (loss) attributable to noncontrolling interests	(20)	5	26
Comprehensive income (loss) attributable to controlling interests	$ 3,505	$ 4,003	$ 3,141

See notes to consolidated financial statements.

Archer-Daniels-Midland Company
Consolidated Balance Sheets

(In millions)		December 31, 2023		December 31, 2022
Assets				
Current Assets				
Cash and cash equivalents	$	1,368	$	1,037
Segregated cash and investments		7,228		9,010
Trade receivables - net		4,232		4,926
Inventories		11,957		14,771
Other current assets		4,982		5,666
Total Current Assets		29,767		35,410
Investments and Other Assets				
Investments in and advances to affiliates		5,500		5,467
Goodwill and other intangible assets		6,341		6,544
Right-of-use assets		1,211		1,088
Other assets		1,304		1,332
Total Investments and Other Assets		14,356		14,431
Property, Plant, and Equipment				
Land and land improvements		573		502
Buildings		5,876		5,639
Machinery and equipment		20,223		19,194
Construction in progress		1,360		1,440
		28,032		26,775
Accumulated depreciation		(17,524)		(16,842)
Net Property, Plant, and Equipment		10,508		9,933
Total Assets	$	54,631	$	59,774
Liabilities, Temporary Equity, and Shareholders' Equity				
Current Liabilities				
Short-term debt	$	105	$	503
Trade payables		6,313		7,803
Payables to brokerage customers		7,867		9,856
Current lease liabilities		300		292
Accrued expenses and other payables		4,076		4,795
Current maturities of long-term debt		1		942
Total Current Liabilities		18,662		24,191
Long-Term Liabilities				
Long-term debt		8,259		7,735
Deferred income taxes		1,309		1,402
Non-current lease liabilities		931		816
Other		1,005		1,014
Total Long-Term Liabilities		11,504		10,967
Temporary Equity - Redeemable noncontrolling interest		320		299
Shareholders' Equity				
Common stock		3,154		3,147
Reinvested earnings		23,465		23,646
Accumulated other comprehensive income (loss)		(2,487)		(2,509)
Noncontrolling interests		13		33
Total Shareholders' Equity		24,145		24,317
Total Liabilities, Temporary Equity, and Shareholders' Equity	$	54,631	$	59,774

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Cash Flows

(In millions)	Year Ended December 31		
	2023	2022	2021
Operating Activities			
Net earnings including noncontrolling interests	$ **3,466**	$ 4,365	$ 2,735
Adjustments to reconcile net earnings to net cash provided by (used in) operating results			
Depreciation and amortization	**1,059**	1,028	996
Asset impairment charges	**309**	37	125
Deferred income taxes	**(23)**	(89)	(129)
Equity in earnings of affiliates, net of dividends	**(143)**	(457)	(177)
Stock compensation expense	**112**	147	161
Deferred cash flow hedges	**15**	(84)	34
Loss on debt extinguishment	**—**	—	36
(Gain) loss on sales of assets and businesses/investment revaluation	**38**	(115)	(149)
Other – net	**(106)**	178	309
Changes in operating assets and liabilities, net of acquisitions and dispositions			
Segregated investments	**(194)**	(1,512)	400
Trade receivables	**737**	(1,682)	(578)
Inventories	**2,889**	(295)	(2,839)
Other current assets	**694**	(279)	1,298
Trade payables	**(1,544)**	1,389	1,919
Payables to brokerage customers	**(2,059)**	891	2,527
Accrued expenses and other payables	**(790)**	(44)	(73)
Total Operating Activities	**4,460**	3,478	6,595
Investing Activities			
Capital expenditures	**(1,494)**	(1,319)	(1,169)
Net assets of businesses acquired	**(23)**	(22)	(1,564)
Proceeds from sales of assets and businesses	**60**	131	245
Investments in affiliates	**(18)**	(77)	(34)
Cost method investments	**—**	(155)	(69)
Other – net	**(21)**	42	(78)
Total Investing Activities	**(1,496)**	(1,400)	(2,669)
Financing Activities			
Long-term debt borrowings	**501**	752	1,329
Long-term debt payments	**(963)**	(482)	(534)
Net borrowings (payments) under lines of credit agreements	**(390)**	(428)	(1,085)
Share repurchases	**(2,673)**	(1,450)	—
Cash dividends	**(977)**	(899)	(834)
Other – net	**(102)**	8	6
Total Financing Activities	**(4,604)**	(2,499)	(1,118)
Effect of exchange rate on cash, cash equivalents, restricted cash, and restricted cash equivalents	**(3)**	—	—
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(1,643)**	(421)	2,808
Cash, cash equivalents, restricted cash, and restricted cash equivalents – beginning of year	**7,033**	7,454	4,646
Cash, cash equivalents, restricted cash, and restricted cash equivalents – end of year	$ **5,390**	$ 7,033	$ 7,454
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents to the consolidated balance sheets			
Cash and cash equivalents	$ **1,368**	$ 1,037	$ 943
Restricted cash and restricted cash equivalents included in segregated cash and investments	**4,022**	5,996	6,511
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$ **5,390**	$ 7,033	$ 7,454
Cash paid for interest and income taxes were as follows:			
Interest	$ **711**	$ 409	$ 276
Income taxes	$ **742**	$ 708	$ 553

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Shareholders' Equity

	Common Stock		Reinvested Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount				
			(In millions)			
Balance, December 31, 2020	556	$ 2,824	$ 19,780	$ (2,604)	$ 22	$ 20,022
Comprehensive income						
Net earnings			2,709		26	
Other comprehensive income (loss)				432	—	
Total comprehensive income						3,167
Cash dividends paid-$1.48 per share			(834)			(834)
Stock compensation expense	3	161				161
Stock option exercises net of taxes	1	4				4
Other	—	5	—		(17)	(12)
Balance, December 31, 2021	560	$ 2,994	$ 21,655	$ (2,172)	$ 31	$ 22,508
Comprehensive income						
Net earnings			4,340		25	
Other comprehensive income (loss)				(337)	(20)	
Total comprehensive income						4,008
Cash dividends paid-$1.60 per share			(899)			(899)
Share repurchases	(17)		(1,450)			(1,450)
Stock compensation expense	3	147				147
Stock option exercises net of taxes	1	4				4
Other	—	2	—		(3)	(1)
Balance, December 31, 2022	547	$ 3,147	$ 23,646	$ (2,509)	$ 33	$ 24,317
Comprehensive income						
Net earnings			**3,483**		**(17)**	
Other comprehensive income (loss)				**22**	**(3)**	
Total comprehensive income						**3,485**
Cash dividends paid-$1.80 per share			**(977)**			**(977)**
Share repurchases	**(36)**		**(2,697)**			**(2,697)**
Stock compensation expense	**3**	**112**				**112**
Stock option exercises net of taxes	**(1)**	**(110)**				**(110)**
Other	**—**	**5**	**10**		**—**	**15**
Balance, December 31, 2023	**513**	**$ 3,154**	**$ 23,465**	**$ (2,487)**	**$ 13**	**$ 24,145**

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business

ADM unlocks the power of nature to enrich the quality of life for people and animals. ADM's innovation and expertise are helping people live healthier lives and support a healthier planet. The Company's globally-integrated footprint combined with local insight give ADM capabilities few other companies have to meet critical and global needs. With a foundation in nature and nutrition, the Company is a leader in sustainability, scaling across entire value chains to help decarbonize the industry, and safeguard the planet.

ADM has three business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. The Company is an essential global agricultural supply chain manager and processor supporting food security by connecting local needs with global capabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company consolidates all entities, including variable interest entities (VIEs), in which it has a controlling financial interest. For VIEs, the Company assesses whether it is the primary beneficiary as defined under the applicable accounting standard. Investments in affiliates, including VIEs through which the Company exercises significant influence but does not control the investee and is not the primary beneficiary of the investee's activities, are carried at cost plus equity in undistributed earnings since acquisition and are adjusted, where appropriate, for basis differences between the investment balance and the underlying net assets of the investee. The Company's portion of the results of certain affiliates and results of certain VIEs are included using the most recent available financial statements. In each case, the financial statements are within 93 days of the Company's year-end and are consistent from period to period.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Segregated Cash and Investments

The Company segregates certain cash, cash equivalents, and investment balances in accordance with regulatory requirements, commodity exchange requirements, and insurance arrangements. These balances represent deposits received from customers of the Company's registered futures commission merchant and commodity brokerage services, cash margins and securities pledged to commodity exchange clearinghouses, and cash pledged as security under certain insurance arrangements. Segregated cash and investments also include restricted cash collateral for the various insurance programs of the Company's captive insurance business. To the degree these segregated balances are comprised of cash and cash equivalents, they are considered restricted cash and cash equivalents on the statement of cash flows.

Note 1.   Summary of Significant Accounting Policies (Continued)

Receivables

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances including any accrued interest receivables thereon. The Company estimates uncollectible accounts by pooling receivables according to type, region, credit risk rating, and age. Each pool is assigned an expected loss co-efficient to arrive at a general reserve based on historical write-offs adjusted, as needed, for regional, economic, and other forward-looking factors. The Company minimizes credit risk due to the large and diversified nature of its worldwide customer base. ADM manages its exposure to counter-party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. Long-term receivables recorded in other assets were not material to the Company's overall receivables portfolio. The Company recorded bad debt expense in selling, general, and administrative expenses of $6 million, $88 million, and $32 million in the years ended December 31, 2023, 2022, and 2021, respectively.

Changes to the allowance for estimated uncollectible accounts are as follows:

	Year Ended December 31	
	2023	2022
	(In millions)	
Beginning, January 1	$ 199	$ 122
Current year provisions	6	88
Recoveries	2	2
Write-offs against allowance	(28)	(12)
Foreign exchange translation adjustment	—	(2)
Other	36	1
Ending, December 31	$ 215	$ 199

Current year provisions in the year ended December 31, 2023 is net of reversals of prior year general provisions for economic factors related to the pandemic and provision for a certain customer. Write-offs against allowance in the year ended December 31, 2023 were related to a customer in Brazil and allowance on receivables that were subsequently sold in the current year. Other in the year ended December 31, 2023 is due primarily to reclassifications.

Inventories

Certain merchandisable agricultural commodity inventories, which include inventories acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the first-in, first-out (FIFO) method at the lower of cost or net realizable value.

The following table sets forth the Company's inventories as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
	(In millions)	
Raw materials and supplies	$ 5,475	$ 6,975
Finished goods	6,482	7,796
Total inventories	$ 11,957	$ 14,771

Included in raw materials and supplies are work in process inventories which were not material as of December 31, 2023 and 2022.

Note 1.   Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the market approach valuation technique to measure the majority of its assets and liabilities carried at fair value. Three levels are established within the fair value hierarchy that may be used to report fair value: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data. Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.   Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

Based on historical experience with the Company's suppliers and customers, the Company's own credit risk and knowledge of current market conditions, the Company does not view nonperformance risk to be a significant input to fair value for the majority of its forward commodity purchase and sale contracts. However, in certain cases, if the Company believes the nonperformance risk to be a significant input, the Company records estimated fair value adjustments, and classifies the measurement in Level 3.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

The Company's policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

Derivatives

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet. Unrealized gains are reported as other current assets and unrealized losses are reported as accrued expenses and other payables. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. The majority of the Company's derivatives have not been designated as hedging instruments, and as such, changes in fair value of these derivatives are recognized in earnings immediately.   For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge or a net investment hedge.

For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) (AOCI) and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the consolidated statement of earnings during the current period.

For derivative instruments that are designated and qualify as net investment hedges, foreign exchange gains and losses related to changes in foreign currency exchange rates are deferred in AOCI until the underlying investment is divested.

Note 1.   Summary of Significant Accounting Policies (Continued)

Cost Method Investments

Cost method investments of $438 million and $488 million as of December 31, 2023 and 2022, respectively, are included in Other Assets in the Company's consolidated balance sheets. Revaluation losses of $76 million for the year ended December 31, 2023 were related to investments in the alternative protein category and precision fermentation. Revaluation gains of $37 million and $49 million for the years ended December 31, 2022 and 2021, respectively, were in connection with observable third-party transactions (a level 2 measurement under applicable accounting standards). Revaluation gains and losses are recorded in interest and investment income in the Company's consolidated statements of earnings. As of December 31, 2023, the cumulative amounts of upward and downward adjustments were $113 million and $76 million, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. The Company uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 15 to 40 years; machinery and equipment - 3 to 40 years. The Company capitalized interest on major construction projects in progress of $32 million, $20 million, and $17 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and reported amounts in the consolidated financial statements using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recorded in the results of operations in the period that includes the enactment date under the law. Applicable accounting standards prescribe a minimum threshold a tax position is required to meet before being recognized in the consolidated financial statements.   The Company recognizes in its consolidated financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position.

The Company classifies interest on income tax-related balances as interest expense and classifies tax-related penalties as selling, general, and administrative expenses. Income tax effects from AOCI are released when the individual units of account are sold, terminated, or extinguished.

Goodwill and other intangible assets

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Definite-lived intangible assets, including capitalized expenses related to the Company's 1ADM program such as third-party configuration costs and internal labor, are amortized over their estimated useful lives of 1 to 50 years and are reviewed for impairment whenever there are indicators the carrying value of the assets may not be fully recoverable. The Company's accounting policy is to evaluate goodwill and other intangible assets with indefinite lives for impairment on October 1 of each fiscal year or whenever there are indicators the carrying value of the assets may not be fully recoverable. The Company recorded impairment charges totaling $201 million related to goodwill, customer list, and discontinued animal nutrition trademarks, $2 million related to customer list, and $52 million related to goodwill and other intangibles during the years ended December 31, 2023, 2022, and 2021, respectively (see Note 9 for additional information).

Note 1.   Summary of Significant Accounting Policies (Continued)

The goodwill impairment charge recorded during the year ended December 31, 2023 of $137 million was related to the Animal Nutrition reporting unit that was evaluated for impairment using a quantitative assessment. The Company utilized a third-party valuation specialist to assist management in determining the fair value of the Animal Nutrition reporting unit. The fair value of the Animal Nutrition reporting unit was estimated based on a combination of discounted cash flows (income approach) and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and or anticipated financial metrics (market approach). As a result of the impairment testing in the fourth quarter of 2023, the Company determined the fair value of the Animal Nutrition reporting unit was below its carrying value. The decline in the fair value of the Animal Nutrition reporting unit was primarily driven by a higher discount rate due to changes in the underlying business performance and industry conditions as well as the macroeconomic environment, causing a decline in projected cash flows.

Asset Abandonments and Write-Downs

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. In addition, assets are written down to fair value after consideration of the Company's ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. Fair value is generally based on discounted cash flow analysis which relies on management's estimate of market participant assumptions or estimated selling price for assets considered held for sale (a Level 3 measurement under applicable accounting standards). During 2023, 2022 and 2021, the Company temporarily idled certain assets which were not material. During the years ended December 31, 2023, 2022, and 2021, asset abandonment and impairment charges were $108 million, $35 million, and $73 million, respectively.

Payables to Brokerage Customers

Payables to brokerage customers represent the total of customer accounts at the Company's futures commission merchant with credit or positive balances. Customer accounts are used primarily in connection with commodity transactions and include gains and losses on open commodity trades as well as securities and other deposits made for margins or other purposes as required by the Company or the exchange-clearing organizations or counterparties. Payables to brokerage customers have a corresponding balance in segregated cash and investments and customer omnibus receivable in other current assets.

Revenues

The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"). For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("Topic 610-20").

Stock Compensation

The Company recognizes expense for its stock compensation based on the fair value of the awards that are granted. The Company's stock compensation plans provide for the granting of restricted stock, restricted stock units, performance stock units, and stock options. The fair values of stock options and performance stock units are estimated at the date of grant using the Black-Scholes option valuation model and a lattice valuation model, respectively. These valuation models require the input of subjective assumptions. Measured compensation cost, net of forfeitures, is recognized ratably over the vesting period of the related stock compensation award.

Research and Development

Costs associated with research and development are expensed as incurred and recorded within selling, general, and administrative expenses. Such costs incurred, net of expenditures subsequently reimbursed by government grants, were $256 million, $216 million, and $171 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 1.   Summary of Significant Accounting Policies (Continued)

Per Share Data

Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted average number of common shares outstanding. In computing diluted earnings per share, average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market price of common shares using the treasury share method.

Business Combinations

The Company's acquisitions are accounted for in accordance with ASC Topic 805, *Business Combinations,* as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill. Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions. During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and the related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the consolidated statements of earnings.

Redeemable Noncontrolling Interest

The Company accounts for any redeemable noncontrolling interest in temporary equity - redeemable noncontrolling interest at redemption value with periodic changes recorded in retained earnings.

Operations in Ukraine and Russia

ADM employs approximately 630 people in Ukraine and operates an oilseeds crushing plant, a grain port terminal, inland and river silos, and a trading office. The Company's footprint in Russia is limited to operations related to the production and transport of essential food commodities and ingredients.

As a result of the ongoing conflict in Ukraine, the Company reviewed the valuation of its assets and concluded that as of December 31, 2023, receivables, net of allowances, are deemed collectible and market inventories are valued appropriately. The Company also evaluated the impact of Russia's announcement of its purported annexation of four Ukrainian regions on the valuation of ADM's assets in those regions and concluded the assets are appropriately valued. As the conflict in Ukraine evolves, the Company will continue to review the valuation of these assets and make any required adjustments, which are not expected to be material to the Company's consolidated financial statements.

New Accounting Standards

Effective January 1, 2023, the Company adopted the amended guidance of Accounting Standards Codification (ASC) Topic 805, *Business Combinations*, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The amended guidance requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, (Topic 606). The Company's adoption of this amended guidance did not have an impact on its consolidated financial statements.

Note 1.   Summary of Significant Accounting Policies (Continued)

Effective January 1, 2023, the Company adopted the amended guidance of ASC Subtopic 405-50, *Liabilities - Supplier Finance Programs*, which enhances the transparency of supplier finance programs. The amended guidance requires an entity (buyer) in a supplier finance program to disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ADM has Supplier Payable Programs ("SPP") with financial institutions which act as its paying agents for payables due to certain of its suppliers. The Company has neither an economic interest in a supplier's participation in the SPP nor a direct financial relationship with the financial institutions, and has concluded its obligations to the suppliers, including amounts due and scheduled payment terms, are not impacted by their participation in the SPP. Accordingly, amounts associated with the SPP continue to be classified in current liabilities in the Company's consolidated balance sheet and in operating activities in its consolidated statement of cash flows. The supplier invoices that have been confirmed as valid under the program require payment in full generally within 90 days of the invoice date. As of December 31, 2023 and 2022, the Company's outstanding payment obligations suppliers had elected to sell to the financial institutions were $274 million and $196 million, respectively. Changes to the outstanding payment obligations are as follows:

	Year Ended December 31
	2023
	(In millions)
Beginning, January 1	$ 196
Obligations confirmed	1,100
Obligations paid	(1,022)
Ending, December 31	$ 274

Through December 31, 2024, the Company has the option to adopt the amended guidance of ASC Topic 848, *Reference Rate Reform*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The expedients and exceptions provided by the amended guidance do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and are retained through the end of the hedging relationship. The Company's adoption of the amended guidance will not have an impact on its consolidated financial statements.

Effective December 31, 2024, the Company will be required to adopt the amended guidance of ASC 280, *Segment Reporting*, which improves disclosures about a public entity's reportable segments and addresses requests from investors and other allocators of capital for more detailed information about a reportable segment's expenses. The amended guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses and permits entities to disclose more than one measure of a reportable segment's profitability used by the Chief Operating Decision Maker. The adoption of the amended guidance will result in expanded disclosures in the Company's segment and geographic information footnote but will not have an impact on the consolidated financial statements.

Effective December 31, 2025, the Company will be required to adopt the amended guidance of ASC 740, *Income Taxes*, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of the amended guidance will result in expanded disclosures in the Company's income taxes footnote but will not have an impact on the consolidated financial statements.

Note 2. Revenues

Revenue Recognition

The Company principally generates revenue from merchandising and transporting agricultural commodities, and manufacturing products for use in food, beverages, feed, energy, and industrial applications, and ingredients and solutions for human and animal nutrition. Revenue is measured based on the consideration specified in the contract with a customer. The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company's contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in paragraph 10-50-14 of Topic 606 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of Topic 606. The Company recognized revenue from transportation service contracts of $761 million, $818 million, and $606 million for the years ended December 31, 2023, 2022, and 2021, respectively. For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by ASC 610-20.

Shipping and Handling Costs

Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of products sold. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of products sold.

Contract Liabilities

Contract liabilities relate to advance payments from customers for goods and services the Company has yet to provide. Contract liabilities of $626 million and $694 million as of December 31, 2023 and 2022, respectively, were recorded in accrued expenses and other payables in the consolidated balance sheet. Revenues recognized in the year ended December 31, 2023 from the December 31, 2022 contract liabilities were $469 million.

Note 2.   Revenues (Continued)

Disaggregation of Revenues

The following tables present revenue disaggregated by timing of recognition and major product lines for the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31, 2023				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 4,110 $	761 $	4,871 $	42,549 $	47,420
Crushing	470	—	470	13,550	14,020
Refined Products and Other	2,295	—	2,295	9,691	11,986
Total Ag Services and Oilseeds	6,875	761	7,636	65,790	73,426
Carbohydrate Solutions					
Starches and Sweeteners	7,431	—	7,431	2,454	9,885
Vantage Corn Processors	2,989	—	2,989	—	2,989
Total Carbohydrate Solutions	10,420	—	10,420	2,454	12,874
Nutrition					
Human Nutrition	3,634	—	3,634	—	3,634
Animal Nutrition	3,577	—	3,577	—	3,577
Total Nutrition	7,211	—	7,211	—	7,211
Other Business	424	—	424	—	424
Total Revenues	$ 24,930 $	761 $	25,691 $	68,244 $	93,935

Note 2.   Revenues (Continued)

	Year Ended December 31, 2022				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 4,053 $	818 $	4,871 $	48,310 $	53,181
Crushing	573	—	573	12,566	13,139
Refined Products and Other	2,724	—	2,724	10,519	13,243
Total Ag Services and Oilseeds	7,350	818	8,168	71,395	79,563
Carbohydrate Solutions					
Starches and Sweeteners	7,696	—	7,696	2,555	10,251
Vantage Corn Processors	3,710	—	3,710	—	3,710
Total Carbohydrate Solutions	11,406	—	11,406	2,555	13,961
Nutrition					
Human Nutrition	3,769	—	3,769	—	3,769
Animal Nutrition	3,867	—	3,867	—	3,867
Total Nutrition	7,636	—	7,636	—	7,636
Other Business	396	—	396	—	396
Total Revenues	$ 26,788 $	818 $	27,606 $	73,950 $	101,556

	Year Ended December 31, 2021				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 2,831 $	606 $	3,437 $	41,580 $	45,017
Crushing	441	—	441	10,927	11,368
Refined Products and Other	2,458	—	2,458	8,204	10,662
Total Ag Services and Oilseeds	5,730	606	6,336	60,711	67,047
Carbohydrate Solutions					
Starches and Sweeteners	5,866	—	5,866	1,745	7,611
Vantage Corn Processors	3,499	—	3,499	—	3,499
Total Carbohydrate Solutions	9,365	—	9,365	1,745	11,110
Nutrition					
Human Nutrition	3,189	—	3,189	—	3,189
Animal Nutrition	3,523	—	3,523	—	3,523
Total Nutrition	6,712	—	6,712	—	6,712
Other Business	380	—	380	—	380
Total Revenues	$ 22,187 $	606 $	22,793 $	62,456 $	85,249

[1] Topic 815 revenue relates to the physical delivery or the settlement of the Company's sales contracts accounted for as derivatives and are outside the scope of Topic 606.

Note 2.   Revenues (Continued)

Ag Services and Oilseeds

The Ag Services and Oilseeds segment generates revenue from the sale of commodities, from service fees for the transportation of goods, from the sale of products manufactured in its global processing facilities, and from its structured trade finance activities.   Revenue is measured based on the consideration specified in the contract.   Revenue is recognized when a performance obligation is satisfied by transferring control over a product or providing service to a customer.   For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of Topic 606.   The amount of revenue recognized follows the contractually specified price which may include freight or other contractually specified cost components.   For physically settled derivative sales contracts outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by Topic 610-20.   The Company engages in various structured trade finance activities to leverage its global trade flows whereby the Company obtains letters of credit (LCs) to guarantee payments on both global purchases and sales of grain.   LCs guaranteeing payment on grain sales are sold on a non-recourse basis with no continuing involvement.   The Company earns returns from the difference in interest rates between the LCs that guarantee payment on the underlying purchases and sales of grain given the differing risk profiles of the underlying transactions.   The net return related to structured trade finance activities is included in revenue and is not significant for the years ended December 31, 2023, 2022, and 2021.

Carbohydrate Solutions

The Carbohydrate Solutions segment generates revenue from the sale of products manufactured at the Company's global corn and wheat milling facilities around the world.   Revenue is recognized when control over products is transferred to the customer. Products are shipped to customers from the Company's various facilities and from its network of storage terminals.   The amount of revenue recognized is based on the consideration specified in the contract which could include freight and other costs depending on the specific shipping terms of each contract.   For physically settled derivative sales contracts outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by Topic 610-20.

Nutrition

The Nutrition segment sells ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, enzymes, botanical extracts, edible beans, formula feeds, animal health and nutrition products, pet food and treats, and other specialty food and feed ingredients.   Revenue is recognized when control over products is transferred to the customer.   The amount of revenue recognized follows the contracted price or the mutually agreed price of the product.   Freight and shipping are recognized as a component of revenue at the same time control transfers to the customer.

Other Business

Other Business includes the Company's futures commission business whose primary sources of revenue are commissions and brokerage income generated from executing orders and clearing futures contracts and options on futures contracts on behalf of its customers.   Commissions and brokerage revenue are recognized on the date the transaction is executed.   Other Business also includes the Company's captive insurance business which generates third party revenue through its proportionate share of premiums from third-party reinsurance pools.   Reinsurance premiums are recognized on a straight-line basis over the period underlying the policy.

Note 3.   Acquisitions

Fiscal year 2023 acquisitions

During the year ended December 31, 2023, the Company acquired Prairie Pulse Inc., an 83% majority stake in Buckminster Química, and D.C.A. Finance B.V. for an aggregate cash consideration of $25 million. The aggregate cash consideration of these acquisitions, net of $2 million in cash acquired, was preliminarily allocated as follows:

		(In millions)
Property, plant, and equipment	$	18
Goodwill		20
Other long-term assets		2
Long-term liabilities		(17)
Aggregate cash consideration	$	23

Fiscal year 2022 acquisitions

During the year ended December 31, 2022, the Company acquired Kansas Protein Foods LLC for cash consideration of $23 million. The cash consideration of this acquisition, net of $1 million in cash acquired, was allocated as follows:

		(In millions)
Property, plant, and equipment	$	9
Goodwill		13
Cash consideration	$	22

Fiscal year 2021 acquisitions

During the year ended December 31, 2021, the Company's Nutrition segment acquired five businesses including, a 75% majority stake in U.S.-based PetDine, Pedigree Ovens, The Pound Bakery, and NutraDine (collectively, "P4"), premier providers of private label pet treats and supplements; Deerland Probiotics & Enzymes ("Deerland"), a leader in probiotic, prebiotic, and enzyme technology; and Sojaprotein, a leading European provider of non-GMO soy ingredients, for an aggregate consideration of $1.6 billion using cash on hand. The aggregate cash consideration of these acquisitions, net of $21 million in cash acquired, was allocated as follows. In 2022, the Company made immaterial adjustments to the purchase price allocations related to these acquisitions. These adjustments have been reflected in the table below.

(In millions)	P4	Deerland	Sojaprotein	Others	Total
Working capital	$ 11	$ 27	$ 35	$ 7	$ 80
Property, plant, and equipment	73	43	85	6	207
Goodwill	317	396	192	35	940
Other intangible assets	245	252	42	18	557
Other long-term assets	—	—	12	2	14
Long-term liabilities	—	(74)	(10)	—	(84)
Temporary equity - redeemable noncontrolling interest	(150)	—	—	—	(150)
Aggregate cash consideration	$ 496	$ 644	$ 356	$ 68	$ 1,564

Note 3.   Acquisitions (Continued)

The Company has the option to acquire the remaining 25% interest in P4 from December 31, 2023 to March 31, 2025, based on a fixed multiple of earnings before interest, taxes, depreciation, and amortization for the twelve months prior to the exercise of this option. The noncontrolling interest holders also have the option to put the 25% interest to the Company on the same terms. The Company records the 25% remaining interest in temporary equity - redeemable noncontrolling interest.

Of the $940 million allocated to goodwill, $313 million is expected to be deductible for tax purposes.

The 2021 acquisitions advance ADM's growth strategy by expanding the Company's capabilities in pet treat and supplements and the fast-growing global demand for plant-based proteins as well as capabilities in the high-value flavor segment and the fast growing demand for food, beverages, and supplements. The post-acquisition financial results of these acquisitions are reported in the Nutrition segment.

The following table sets forth the fair values and the useful lives of the other intangible assets acquired.

	Useful Lives		P4	Deerland	Sojaprotein	Others	Total
	(In years)				(In millions)		
Intangible assets with finite lives:							
Trademarks/brands	7	to 15	$ 9	$ 18	$ 5	$ 1	$ 33
Customer lists	15	to 20	220	176	37	14	447
Recipes and others	7		16	58	—	3	77
Total other intangible assets acquired			$ 245	$ 252	$ 42	$ 18	$ 557

Note 4.   Fair Value Measurements

The following tables set forth, by level, the Company's assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2023 and 2022.

	Fair Value Measurements at December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ —	$ 4,274	$ 2,713	$ 6,987
Unrealized derivative gains:				
Commodity contracts	—	628	731	1,359
Foreign exchange contracts	—	187	—	187
Cash equivalents	209	—	—	209
Segregated investments	1,362	—	—	1,362
Total Assets	$ 1,571	$ 5,089	$ 3,444	$ 10,104
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 500	$ 457	$ 957
Foreign exchange contracts	—	144	—	144
Inventory-related payables	—	1,219	101	1,320
Total Liabilities	$ —	$ 1,863	$ 558	$ 2,421

Note 4.   Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ —	$ 6,281	$ 2,760	$ 9,041
Unrealized derivative gains:				
Commodity contracts	—	796	541	1,337
Foreign currency contracts	—	258	—	258
Interest rate contracts	—	109	—	109
Cash equivalents	405	—	—	405
Segregated investments	1,453	—	—	1,453
Total Assets	$ 1,858	$ 7,444	$ 3,301	$ 12,603
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 665	$ 603	$ 1,268
Foreign currency contracts	—	275	—	275
Debt conversion option	—	—	6	6
Inventory-related payables	—	1,181	89	1,270
Total Liabilities	$ —	$ 2,121	$ 698	$ 2,819

Estimated fair values of inventories and inventory-related payables stated at market are based on exchange-quoted prices, adjusted for differences in local markets and quality, referred to as basis. Market valuations for the Company's inventories are adjusted for location and quality (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the inventory is classified in Level 3. Changes in the fair value of inventories and inventory-related payables are recognized in the consolidated statements of earnings as a component of cost of products sold.

Note 4.   Fair Value Measurements (Continued)

Derivative contracts include exchange-traded commodity futures and options contracts, forward commodity purchase and sale contracts, and OTC instruments related primarily to agricultural commodities, energy, interest rates, and foreign currencies. Exchange-traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified in Level 1. The majority of the Company's exchange-traded futures and options contracts are cash-settled on a daily basis and, therefore, are not included in these tables. Fair value for forward commodity purchase and sale contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. Market valuations for the Company's forward commodity purchase and sale contracts are adjusted for location (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity. When observable inputs are available for substantially the full term of the contract, it is classified in Level 2. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the contract is classified in Level 3. Except for certain derivatives designated as cash flow hedges, changes in the fair value of commodity-related derivatives are recognized in the consolidated statements of earnings as a component of cost of products sold. Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of earnings as a component of revenues, cost of products sold, and other (income) expense - net, depending upon the purpose of the contract. The changes in the fair value of derivatives designated as effective cash flow hedges are recognized in the consolidated balance sheets as a component of AOCI until the hedged items are recorded in earnings or it is probable the hedged transaction will no longer occur.

The Company's cash equivalents are comprised of money market funds valued using quoted market prices and are classified as Level 1.

The Company's segregated investments are comprised of U.S. Treasury securities. U.S. Treasury securities are valued using quoted market prices and are classified in Level 1.

The debt conversion option was the equity linked embedded derivative related to the exchangeable bonds. The fair value of the embedded derivative was included in long-term debt, with changes in fair value recognized as interest, and was valued with the assistance of a third-party pricing service (a level 3 measurement).

Note 4.   Fair Value Measurements (Continued)

The following tables present a rollforward of the activity of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2023 and 2022.

	Level 3 Fair Value Assets Measurements at December 31, 2023		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, December 31, 2022	$ 2,760	$ 541	$ 3,301
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	432	1,460	1,892
Purchases	29,929	—	29,929
Sales	(30,038)	—	(30,038)
Settlements	(4)	(1,559)	(1,563)
Transfers into Level 3	1,584	371	1,955
Transfers out of Level 3	(1,950)	(82)	(2,032)
Ending balance, December 31, 2023 [1]	$ 2,713	$ 731	$ 3,444

[1] Includes increase in unrealized gains of $2.1 billion relating to Level 3 assets still held at December 31, 2023.

	Level 3 Fair Value Liabilities Measurements at December 31, 2023			
	Inventory-related Payables	Commodity Derivative Contracts Losses	Debt Conversion Option	Total
	(In millions)			
Balance, December 31, 2022	$ 89	$ 603	$ 6	$ 698
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	5	1,303	(6)	1,302
Purchases	49	—	—	49
Settlements	(35)	(1,583)	—	(1,618)
Transfers into Level 3	1	157	—	158
Transfers out of Level 3	(8)	(23)	—	(31)
Ending balance, December 31, 2023 [1]	$ 101	$ 457	$ —	$ 558

[1] Includes increase in unrealized losses of $1.3 billion relating to Level 3 liabilities still held at December 31, 2023.

Note 4.   Fair Value Measurements (Continued)

	Level 3 Fair Value Assets Measurements at December 31, 2022		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, December 31, 2021	$ 3,004	$ 460	$ 3,464
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	867	1,648	2,515
Purchases	49,735	—	49,735
Sales	(50,414)	—	(50,414)
Settlements	—	(1,672)	(1,672)
Transfers into Level 3	1,088	400	1,488
Transfers out of Level 3	(1,520)	(295)	(1,815)
Ending balance, December 31, 2022 [1]	$ 2,760	$ 541	$ 3,301

[1] Includes increase in unrealized gains of $2.7 billion relating to Level 3 assets still held at December 31, 2022.

	Level 3 Fair Value Liabilities Measurements at December 31, 2022			
	Inventory-related Payables	Commodity Derivative Contracts Losses	Debt Conversion Option	Total
	(In millions)			
Balance, December 31, 2021	$ 106	$ 815	$ 15	$ 936
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	3	2,483	(9)	2,477
Purchases	183	—	—	183
Sales	(203)	—	—	(203)
Settlements	—	(2,844)	—	(2,844)
Transfers into Level 3	—	401	—	401
Transfers out of Level 3	—	(252)	—	(252)
Ending balance, December 31, 2022 [1]	$ 89	$ 603	$ 6	$ 698

[1] Includes increase in unrealized losses of $2.5 billion relating to Level 3 liabilities still held at December 31, 2022.

Transfers into Level 3 of assets and liabilities previously classified in Level 2 were due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts rising above the 10% threshold. Transfers out of Level 3 were primarily due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts falling below the 10% threshold and thus permitting reclassification to Level 2.

Note 4.   Fair Value Measurements (Continued)

In some cases, the price components that result in differences between exchange-traded prices and local prices for inventories and commodity purchase and sale contracts are observable based upon available quotations for these pricing components, and in some cases, the differences are unobservable. These price components primarily include transportation costs and other adjustments required due to location, quality, or other contract terms. In the table below, these other adjustments are referred to as basis.

The following table sets forth the weighted average percentage of the unobservable price components included in the Company's Level 3 valuations as of December 31, 2023 and 2022. The Company's Level 3 measurements may include basis only, transportation cost only, or both price components. As an example, for Level 3 inventories with basis, the unobservable component as of December 31, 2023 is a weighted average 25.0% of the total price for assets and 33.2% of the total price for liabilities.

| | Weighted Average % of Total Price | | | |
| | December 31, 2023 | | December 31, 2022 | |
Component Type	Assets	Liabilities	Assets	Liabilities
Inventories and Related Payables				
Basis	**25.0%**	**33.2%**	19.4%	15.2%
Transportation cost	**11.5%**	**—%**	10.5%	—%
Commodity Derivative Contracts				
Basis	**24.2%**	**24.9%**	22.7%	26.5%
Transportation cost	**9.3%**	**3.2%**	13.5%	3.7%

In certain of the Company's principal markets, the Company relies on price quotes from third parties to value its inventories and physical commodity purchase and sale contracts. These price quotes are generally not further adjusted by the Company in determining the applicable market price. In some cases, availability of third-party quotes is limited to only one or two independent sources. In these situations, absent other corroborating evidence, the Company considers these price quotes as 100% unobservable and, therefore, the fair value of these items is reported in Level 3.

Note 5.   Derivative Instruments & Hedging Activities

Derivatives Not Designated as Hedging Instruments

The majority of the Company's derivative instruments have not been designated as hedging instruments. The Company uses exchange-traded futures and exchange-traded and OTC options contracts to manage its net position of merchandisable agricultural product inventories and forward cash purchase and sales contracts to reduce price risk caused by market fluctuations in agricultural commodities and foreign currencies. The Company also uses exchange-traded futures and exchange-traded and OTC options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the value of the underlying commodities, counterparty contract defaults, and volatility of freight markets. Derivatives, including exchange traded contracts and forward commodity purchase or sale contracts, and inventories of certain merchandisable agricultural products, which include amounts acquired under deferred pricing contracts, are stated at fair value or market value. Inventory is not a derivative and therefore fair values of and changes in fair values of inventories are not included in the tables below.

Note 5. Derivative Instruments & Hedging Activities (Continued)

The following table sets forth the fair value of derivatives not designated as hedging instruments as of December 31, 2023 and 2022.

| | December 31, 2023 | | December 31, 2022 | |
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Foreign Currency Contracts	$ 187	$ 122	$ 154	$ 275
Commodity Contracts	1,343	957	1,337	1,248
Debt Conversion Option	—	—	—	6
Total	$ 1,530	$ 1,079	$ 1,491	$ 1,529

The following table sets forth the pre-tax gains (losses) on derivatives not designated as hedging instruments that have been included in the consolidated statements of earnings for the years ended December 31, 2023, 2022, and 2021.

(In millions)	Revenues	Cost of products sold	Interest Expense	Other expense (income) - net	
For the Year Ended December 31, 2023					
Consolidated Statement of Earnings	$ 93,935	$ 86,422	$ 647	$ (176)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ (33)	$ 322	$ —	$ 43	
Commodity Contracts	—	619	—	—	
Debt Conversion Option	—	—	6		
Total gain (loss) recognized in earnings	$ (33)	$ 941	$ 6	$ 43	$ 957
For the Year Ended December 31, 2022					
Consolidated Statement of Earnings	$ 101,556	$ 93,986	$ 396	$ (358)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ (42)	$ 367	$ —	$ 194	
Commodity Contracts	—	(120)	—	—	
Debt Conversion Option	—	—	9	—	
Total gain (loss) recognized in earnings	$ (42)	$ 247	$ 9	$ 194	$ 408
For the Year Ended December 31, 2021					
Consolidated Statement of Earnings	$ 85,249	$ 79,262	$ 265	$ (94)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ 3	$ (140)	$ —	$ 189	
Commodity Contracts	—	(1,606)	—	—	
Debt Conversion Option	—	—	19	—	
Total gain (loss) recognized in earnings	$ 3	$ (1,746)	$ 19	$ 189	$ (1,535)

Note 5.   Derivative Instruments & Hedging Activities (Continued)

Changes in the market value of inventories of certain merchandisable agricultural commodities, inventory-related payables, forward cash purchase and sales contracts, exchange-traded futures, and exchange-traded and OTC options contracts are recognized in earnings immediately as a component of cost of products sold.

Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of earnings as a component of revenues, cost of products sold, and other (income) expense - net depending on the purpose of the contract.

Derivatives Designated as Cash Flow or Net Investment Hedging Instruments

The Company had certain derivatives designated as cash flow and net investment hedges as of December 31, 2023 and 2022.

For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flow that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of AOCI and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the consolidated statement of earnings during the current period.

Commodity Contracts

For each of the hedge programs described below, the derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Once the hedged item is recognized in earnings, the gains and losses arising from the hedge are reclassified from AOCI to either revenues or cost of products sold, as applicable.

The Company uses futures or options contracts to hedge the purchase price of anticipated volumes of corn to be purchased and processed in a future month. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's forecasted purchases of corn. The Company's corn processing plants normally grind approximately 59 million bushels per month. During the past 12 months, the Company hedged between 18% and 34% of its monthly grind. At December 31, 2023, the Company had designated hedges representing between 4% to 28% of its anticipated monthly grind of corn for the next 12 months.

The Company, from time to time, also uses futures, options, and swaps to hedge the sales price of certain ethanol sales contracts. The Company has established hedging programs for ethanol sales contracts that are indexed to unleaded gasoline prices and to various exchange-traded ethanol contracts. The objective of these hedging programs is to reduce the variability of cash flows associated with the Company's sales of ethanol. During the past 12 months and as of December 31, 2023, the Company had no hedges related to ethanol sales.

The Company uses futures and options contracts to hedge the purchase price of anticipated volumes of soybeans to be purchased and processed in a future month for certain of its U.S. soybean crush facilities, subject to certain program limits. The Company also uses futures or options contracts to hedge the sales prices of anticipated soybean meal and soybean oil sales proportionate to the soybean crushing process at these facilities, subject to certain program limits. During the past 12 months, the Company hedged between 77% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities. At December 31, 2023, the Company had designated hedges representing between 0% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities over the next 12 months.

The Company uses futures and OTC swaps to hedge the purchase price of anticipated volumes of natural gas consumption in a future month for certain of its facilities in North America and Europe, subject to certain program limits. During the past 12 months, the Company hedged between 54% and 85% of the anticipated monthly natural gas consumption at the designated facilities. At December 31, 2023, the Company had designated hedges representing between 38% and 64% of the anticipated monthly natural gas consumption over the next 12 months.

Note 5.   Derivative Instruments & Hedging Activities (Continued)

As of December 31, 2023 and 2022, the Company had after-tax gains of $42 million and after-tax losses of $17 million in AOCI, respectively, related to gains and losses from these programs. The Company expects to recognize $42 million of the 2023 after-tax gains in its consolidated statement of earnings during the next 12 months.

Interest Rate Contracts
The Company used swap locks designated as cash flow hedges to hedge the changes in the forecasted interest payments due to changes in the benchmark rate leading up to future bond issuance dates. The terms of the swap locks matched the terms of the forecasted interest payments. The deferred gains and losses will be recognized in interest expense over the period in which the related interest payments will be paid. As of December 31, 2022, the Company executed swap locks maturing on various dates with an aggregate notional amount of $400 million. During the quarter ended March 31, 2023, the Company unwound the swap locks in anticipation of the April 3, 2023 debt issuance.

Foreign Currency Contracts
The Company uses cross-currency swaps and foreign exchange forwards designated as net investment hedges to protect the Company's investment in a foreign subsidiary against changes in foreign currency exchange rates. The Company executed USD-fixed to Euro-fixed cross-currency swaps with an aggregate notional amount of $0.8 billion as of December 31, 2023 and 2022, and foreign exchange forwards with an aggregate notional amount of $2.1 billion and $2.5 billion as of December 31, 2023 and 2022, respectively. Amounts excluded from the assessment of hedge effectiveness are immaterial for all periods presented.

As of December 31, 2023 and 2022, the Company had after-tax losses of $5 million and after-tax gains of $79 million in AOCI, respectively, related to foreign exchange gains and losses from net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

The following table sets forth the fair value of derivatives designated as hedging instruments as of December 31, 2023 and 2022.

	December 31, 2023		December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Commodity Contracts	$ 16	$ —	$ —	$ 20
Interest Rate Contracts	—	—	109	—
Foreign Currency Contracts	—	22	104	—
Total	$ 16	$ 22	$ 213	$ 20

Note 5. **Derivative Instruments & Hedging Activities (Continued)**

The following table sets forth the pre-tax gains (losses) on derivatives designated as hedging instruments that have been included in the consolidated statement of earnings for the years ended December 31, 2023, 2022, and 2021.

(In millions)	Revenues		Cost of products sold		
For the Year Ended December 31, 2023					
Consolidated Statement of Earnings	$	**93,935**	$	**86,422**	
Effective amounts recognized in earnings					
Pre-tax gains (losses) on:					
Commodity Contracts		—		322	
Total gain (loss) recognized in earnings	$	—	$	322	$ 322
For the Year Ended December 31, 2022					
Consolidated Statement of Earnings	$	101,556	$	93,986	
Effective amounts recognized in earnings					
Pre-tax gains (losses) on:					
Commodity Contracts	$	—	$	351	
Interest Rate Contracts		1		—	
Total gain (loss) recognized in earnings	$	1	$	351	$ 352
For the Year Ended December 31, 2021					
Consolidated Statement of Earnings	$	85,249	$	79,262	
Effective amounts recognized in earnings					
Pre-tax gains (losses) on:					
Commodity Contracts	$	—	$	490	
Interest Rate Contracts		(16)		—	
Total gain (loss) recognized in earnings	$	(16)	$	490	$ 474

Other Net Investment Hedging Strategies

The Company has designated €0.7 billion and €1.3 billion of its outstanding long-term debt and commercial paper borrowings at December 31, 2023 and 2022, respectively, as hedges of its net investment in a foreign subsidiary. As of December 31, 2023 and 2022, the Company had after-tax gains of $212 million and $228 million in AOCI, respectively, related to foreign exchange gains and losses from the net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

Note 6.   Other Current Assets

The following table sets forth the items in other current assets:

	December 31, 2023	December 31, 2022
	(In millions)	
Unrealized gains on derivative contracts	$ 1,546	$ 1,704
Margin deposits and grain accounts	560	723
Customer omnibus receivable	1,052	1,309
Financing receivables - net [1]	237	235
Insurance premiums receivable	61	54
Prepaid expenses	445	443
Biodiesel tax credit	119	68
Tax receivables	491	616
Non-trade receivables	304	361
Other current assets	167	153
	$ 4,982	$ 5,666

[1] The Company provides financing to suppliers, primarily Brazilian farmers, to finance a portion of the suppliers' production costs. The amounts are reported net of allowances of $6 million and $3 million at December 31, 2023 and 2022, respectively. Interest earned on financing receivables of $21 million, $15 million, and $11 million for the years ended December 31, 2023, 2022, and 2021, respectively, is included in interest and investment income in the consolidated statements of earnings.

Note 7.   Accrued Expenses and Other Payables

The following table sets forth the items in accrued expenses and other payables:

	December 31, 2023	December 31, 2022
	(In millions)	
Unrealized losses on derivative contracts	$ 1,101	$ 1,543
Accrued compensation	439	475
Income tax payable	284	248
Other taxes payable	172	136
Insurance claims payable	73	223
Contract liability	626	694
Other accruals and payables	1,381	1,476
	$ 4,076	$ 4,795

Note 8.   Investments in and Advances to Affiliates

The Company applies the equity method of accounting for investments in investees over which ADM has the ability to exercise significant influence, including the Company's 22.5% share ownership in Wilmar as of December 31, 2023 and 2022. As of December 31, 2023, the Company also holds equity method investments in Pacificor (32.2%), Stratas Foods LLC (50.0%), Edible Oils Limited (50.0%), Olenex (37.5%), SoyVen (50.0%), Hungrana Ltd (50.0%), Almidones Mexicanos S.A. (50.0%), Aston Foods and Food Ingredients (50.0%), Red Star Yeast Company, LLC (40.0%), LSCP, LLLP (22.1%), Vimison S.A. de C.V. (45.3%), ADM Matsutani LLC (50%), Matsutani Singapore Pte. Ltd. (50%), ADM Vland Biotech Shandong Co., Ltd. (50%), Dusial S.A. (42.8%), and Vitafort ZRT (34.3%).

The Company had 73 and 67 unconsolidated domestic and foreign affiliates as of December 31, 2023 and 2022, respectively. The following table summarizes the combined balance sheets as of December 31, 2023 and 2022, and the combined statements of earnings of the Company's unconsolidated affiliates for the years ended December 31, 2023, 2022, and 2021.

		December 31	
(In millions)		2023	2022
Current assets	$	41,032 $	41,407
Non-current assets		29,773	30,589
Current liabilities		(33,812)	(36,091)
Non-current liabilities		(8,973)	(9,300)
Noncontrolling interests		(2,489)	(2,641)
Net assets	$	25,531 $	23,964

		Year Ended December 31		
(In millions)		2023	2022	2021
Revenues	$	85,754 $	109,448 $	87,528
Gross profit		4,261	8,946	7,719
Net income		2,452	3,140	2,315

The Company's share of the undistributed earnings of its unconsolidated affiliates as of December 31, 2023 is $5.9 billion. The Company's investment in Wilmar has a carrying value of $4.1 billion as of December 31, 2023, and a market value of $3.8 billion based on quoted market price converted to U.S. dollars at the applicable exchange rate at December 31, 2023. The Company evaluated the near-term prospects of Wilmar in relation to the severity and duration of the decline in fair value. Based on that evaluation, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2023.

The Company provides credit facilities totaling $121 million to six unconsolidated affiliates. One facility that bears interest at 5.97% has an outstanding balance of $2 million while the other five facilities have no outstanding balance as of December 31, 2023. The outstanding balance is included in other current assets in the accompanying consolidated balance sheet.

Net sales to unconsolidated affiliates during the years ended December 31, 2023, 2022, and 2021 were $7.0 billion, $7.8 billion, and $6.6 billion, respectively.

Accounts receivable due from unconsolidated affiliates as of December 31, 2023 and 2022 was $167 million and $286 million, respectively.

Note 9. Goodwill and Other Intangible Assets

Goodwill balances attributable to consolidated businesses, by segment, are set forth in the following table.

	December 31, 2023	December 31, 2022
	(In millions)	
Ag Services and Oilseeds	**$ 235**	$ 193
Carbohydrate Solutions	**224**	224
Nutrition	**3,640**	3,731
Other Business	**4**	14
Total	**$ 4,103**	$ 4,162

The changes in goodwill during the year ended December 31, 2023 were primarily related to impairment of $137 million in the Animal Nutrition reporting unit of Nutrition, partially offset by an increase due to an acquisition of $20 million principally in the Ag Services and Oilseeds segment and foreign currency translation gains of $65 million primarily in the Nutrition segment. As of December 31, 2023 and 2022, accumulated amortization loss was $156 million and $19 million, respectively.

The following table sets forth the other intangible assets:

		December 31, 2023			December 31, 2022		
	Useful Life	Gross Amount	Accumulated Amortization	Net	Gross Amount	Accumulated Amortization	Net
	(In years)	(In millions)					
Intangible assets with indefinite lives:							
Trademarks/brands		**$ 375**	**$ —**	**$ 375**	$ 397	$ —	$ 397
Other		**58**	**—**	**58**	—	—	—
Intangible assets with definite lives:							
Trademarks/brands	5 to 20	**53**	**(35)**	**18**	70	(28)	42
Customer lists	1 to 30	**1,544**	**(627)**	**917**	1,544	(542)	1,002
Capitalized software and related costs	5 to 8	**950**	**(523)**	**427**	721	(449)	272
Land rights	2 to 50	**107**	**(30)**	**77**	109	(25)	84
Other intellectual property	6 to 20	**211**	**(135)**	**76**	228	(112)	116
Recipes and other	1 to 35	**511**	**(304)**	**207**	547	(274)	273
Intangible assets in process		**83**	—	**83**	196	—	196
Total		**$ 3,892**	**$ (1,654)**	**$ 2,238**	$ 3,812	$ (1,430)	$ 2,382

The changes in the gross amounts during the year ended December 31, 2023 were primarily related to additions to capitalized software and related costs, net of the decrease in intangible assets in process and increases related to foreign currency translation of $53 million, partially offset by impairments of $64 million and reclassifications. The changes in accumulated amortization during the year ended December 31, 2023 were related to amortization expense and foreign currency translation of $15 million, partially offset by reclassifications. Aggregate amortization expense was $234 million, $235 million, and $177 million for the years ended December 31, 2023, 2022, and 2021, respectively, of which $72 million, $69 million, and $33 million, respectively, were for amortization of capitalized software and related costs. The estimated future aggregate amortization expense for the next five years is $338 million, $345 million, $337 million, $330 million, and $310 million, respectively.

Note 10.   Debt Financing Arrangements

The Company's long-term debt consisted of the following:

Debt Instrument				
Interest Rate	Face Amount	Due Date	December 31, 2023	December 31, 2022
			(In millions)	
2.5% Notes	$1 billion	2026	$ 998	$ 997
3.25% Notes	$1 billion	2030	991	989
2.900% Notes	$750 million	2032	744	744
2.700% Notes	$750 million	2051	732	731
1% Notes	€650 million	2025	717	691
4.5% Notes	$600 million	2049	589	589
4.500% Notes	$500 million	2033	492	—
5.375% Debentures	$432 million	2035	426	425
3.75% Notes	$408 million	2047	403	403
5.935% Debentures	$336 million	2032	334	334
5.765% Debentures	$297 million	2041	297	297
4.535% Debentures	$383 million	2042	288	286
4.016% Debentures	$371 million	2043	263	260
7% Debentures	$160 million	2031	159	159
6.95% Debentures	$157 million	2097	154	154
7.5% Debentures	$147 million	2027	147	147
6.625% Debentures	$144 million	2029	144	144
6.75% Debentures	$103 million	2027	103	103
6.45% Debentures	$103 million	2038	102	102
1.750% Notes	€600 million	2023	—	641
0% Bonds	$300 million	2023	—	304
Other			177	177
Total long-term debt including current maturities			8,260	8,677
Current maturities			(1)	(942)
Total long-term debt			$ 8,259	$ 7,735

On April 3, 2023, the Company issued $500 million aggregate principal amount of 4.500% Notes due August 15, 2033. Net proceeds before expenses were $493 million. Proceeds from the borrowings were used for general corporate purposes.

In June 2023, the Company redeemed €600 million aggregate principal amount of 1.750% Notes due 2023.

In August 2023, the Company redeemed $300 million aggregate principal amount of zero coupon exchangeable bonds due 2023.

Note 10.   Debt Financing Arrangements (Continued)

During the year ended December 31, 2023, Archer Daniels Midland Singapore, Pte. Ltd., a wholly-owned subsidiary of the Company, increased its revolving credit facility from $500 million to $750 million at an interest rate of Secured Overnight Financing Rate plus a fixed spread. The facility is used to finance working capital requirements and for general corporate purposes.

On February 28, 2022, the Company issued its first sustainability bond of $750 million aggregate principal amount of 2.900% notes due March 1, 2032. Net proceeds before expenses were $745 million. Proceeds from the borrowings were used to finance investments and expenditures in eligible green projects that contribute to environmental objectives and/or eligible social projects that aim to address or mitigate a specific social issue and/or seek to achieve positive social outcomes.

In September 2022, the Company redeemed €500 million aggregate principal amount of Fixed-to-Floating Rate Senior Notes due 2022 issued in a private placement on March 25, 2021.

Discount amortization expense, net of premium amortization, of $15 million, $6 million, and $10 million for the years ended December 31, 2023, 2022, and 2021, respectively, are included in interest expense related to the Company's long-term debt.

At December 31, 2023, the fair value of the Company's long-term debt exceeded the carrying value by $0.3 billion, as estimated using quoted market prices (a Level 2 measurement under applicable accounting standards).

The aggregate maturities of long-term debt for the five years after December 31, 2023, are $1 million, $718 million, $999 million, $251 million, and $1 million, respectively.

At December 31, 2023, the Company had lines of credit, including the accounts receivable securitization programs described below, totaling $13.2 billion, of which $11.5 billion was unused. The weighted average interest rates on short-term borrowings outstanding at December 31, 2023 and 2022, were 7.44% and 6.21%, respectively. Of the Company's total lines of credit, $5.0 billion supported the combined U.S. and European commercial paper borrowing programs, against which there was $5 million commercial paper outstanding at December 31, 2023.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company is in compliance with these covenants as of December 31, 2023.

The Company had outstanding standby letters of credit and surety bonds at December 31, 2023 and 2022, totaling $1.6 billion.

The Company has accounts receivable securitization programs (the "Programs"). The Programs provide the Company with up to $3.0 billion in funding resulting from the sale of accounts receivable. As of December 31, 2023, the Company utilized $1.6 billion of its facility under the Programs (see Note 19 for more information on the Programs).

Note 11.   Stock Compensation

The Company's employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company's 2020 Incentive Compensation Plan. These options are issued at market value on the date of grant, vest incrementally over one year to five years, and expire ten years after the date of grant.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The volatility assumption used in the Black-Scholes single option pricing model is based on the historical volatility of the Company's stock. The volatility of the Company's stock was calculated based upon the monthly closing price of the Company's stock for the period immediately prior to the date of grant corresponding to the average expected life of the grant. The average expected life represents the period of time that option grants are expected to be outstanding. The risk-free rate is based on the rate of U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of option grants. No options were granted in 2023, 2022, and 2021.

Note 11.   Stock Compensation (Continued)

A summary of option activity during 2023 is presented below:

	Shares	Weighted-Average Exercise Price
	(In thousands, except per share amounts)	
Shares under option at December 31, 2022	2,097	$38.27
Exercised	(483)	42.15
Forfeited or expired	—	0.00
Shares under option at December 31, 2023	1,614	$37.11
Exercisable at December 31, 2023	1,614	$37.11

The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2023, is 2 years. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2023, is $59 million. The total intrinsic values of options exercised during the years ended December 31, 2023, 2022, and 2021, were $20 million, $117 million, and $37 million, respectively. Cash proceeds received from options exercised during the years ended December 31, 2023, 2022, and 2021, were $20 million, $90 million, and $64 million, respectively.

At December 31, 2023, unrecognized compensation expense related to option grants to be recognized as compensation expense during the next year was immaterial.

The Company's 2020 Incentive Compensation Plan provides for the granting of restricted stock and restricted stock units (Restricted Stock Awards) at no cost to certain officers and key employees. In addition, the Company's 2020 Incentive Compensation Plan also provides for the granting of performance stock units (PSUs) at no cost to certain officers and key employees. Restricted Stock Awards are made in common stock or stock units with equivalent rights and vest at the end of a restriction period of three years. Starting with the February 2023 grant, Restricted Stock Awards have a three-year graded vesting schedule and vest at 33.33% each year. The awards for PSUs are made in common stock units and vest at the end of a vesting period of three years subject to the attainment of certain future service and performance criteria based on the Company's adjusted return on invested capital (ROIC) and adjusted earnings per share (EPS) with a modifier for gender parity and GHG emissions. During the years ended December 31, 2023, 2022, and 2021, 1.7 million, 2.3 million, and 2.7 million common stock or stock units, respectively, were granted as Restricted Stock Awards and PSUs. At December 31, 2023, there were 13.5 million shares available for future grants pursuant to the 2020 plan.

The fair value of Restricted Stock Awards and PSUs is determined based on the market value of the Company's shares on the grant date. The weighted-average grant-date fair values of awards granted during the years ended December 31, 2023, 2022, and 2021 were $78.90, $70.13, and $53.28, respectively.

A summary of Restricted Stock Awards and PSUs activity during 2023 is presented below:

	Restricted Stock Awards and PSUs	Weighted Average Grant-Date Fair Value
	(In thousands, except per share amounts)	
Non-vested at December 31, 2022	6,408	$57.22
Granted	1,663	78.90
Vested	(2,559)	45.66
Forfeited	(180)	71.22
Non-vested at December 31, 2023	5,332	$69.82

Note 11.   Stock Compensation (Continued)

At December 31, 2023, there was $91 million of total unrecognized compensation expense related to Restricted Stock Awards and PSUs. Amounts to be recognized as compensation expense during the next three years are $58 million, $30 million, and $3 million, respectively.   The total grant-date fair value of Restricted Stock Awards that vested during the year ended December 31, 2023 was $153 million.

Compensation expense for option grants, Restricted Stock Awards, and PSUs granted to employees is generally recognized on a straight-line basis during the service period of the respective grant. Certain of the Company's option grants, Restricted Stock Awards, and PSUs continue to vest upon the recipient's retirement from the Company and compensation expense related to option grants and Restricted Stock Awards granted to retirement-eligible employees is recognized in earnings on the date of grant. Compensation expense for PSUs is based on the probability of meeting the performance criteria. The Company recognizes forfeitures as they occur.

Total compensation expense for option grants, Restricted Stock Awards, and PSUs recognized during the years ended December 31, 2023, 2022, and 2021 was $112 million, $147 million, and $161 million, respectively. Changes in incentive compensation expense are primarily caused by the level of attainment of the PSU performance criteria described above.

Note 12.   Other (Income) Expense – Net

The following table sets forth the items in other (income) expense:

(In millions)	Year Ended December 31		
	2023	**2022**	**2021**
Gains on sale of assets	$ (38)	$ (78)	$ (100)
Pension settlement	—	—	83
Other – net	(138)	(280)	(77)
	$ (176)	$ (358)	$ (94)

Individually significant items included in the table above are:

Gains on sale of assets for the year ended December 31, 2023 and 2022 consisted of gains on sales of certain assets and disposals of individually insignificant assets in the ordinary course of business. Gains on sale of assets for the year ended December 31, 2021 consisted of gains on the sale of the Company's ethanol production complex in Peoria, Illinois of $22 million, the sale of certain other assets, and disposals of individually insignificant assets in the ordinary course of business.

Pension settlement for the year ended December 31, 2021 was related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plan and ADM Pension Plan for Hourly-Wage Employees to independent third parties.

Other - net for the year ended December 31, 2023 included the non-service components of net pension benefit income of $18 million, net foreign exchange gains of $85 million, and net other income. Other - net for the year ended December 31, 2022 included a legal recovery related to the 2019 and 2020 closure of the Company's export facility in Reserve, Louisiana of $110 million, net foreign exchange gains of $105 million, a $50 million one-time payment from the USDA Biofuel Producer Recovery Program, and the non-service components of net pension benefit income of $25 million, partially offset by net other expense. Other - net for the year ended December 31, 2021 included the non-service components of net pension benefit income of $16 million, net foreign exchange gains of $24 million, and net other income.

Note 13.   Income Taxes

The following table sets forth the geographic split of earnings before income taxes:

(In millions)		Year Ended December 31				
		2023		2022		2021
United States	$	1,844	$	2,725	$	2,140
Foreign		2,450		2,508		1,173
	$	4,294	$	5,233	$	3,313

Significant components of income taxes are as follows:

(In millions)		Year Ended December 31				
		2023		2022		2021
Current						
Federal	$	291	$	379	$	404
State		47		97		79
Foreign		513		481		224
Deferred						
Federal		(52)		23		(59)
State		(10)		7		(12)
Foreign		39		(119)		(58)
	$	828	$	868	$	578

Note 13.   Income Taxes (Continued)

Significant components of deferred tax liabilities and assets are as follows:

	December 31, 2023		December 31, 2022	
	(In millions)			
Deferred tax liabilities				
Property, plant, and equipment	$	827	$	811
Intangibles		358		417
Right of use assets		263		237
Equity in earnings of affiliates		214		191
Inventory reserves		—		11
Debt exchange		50		52
Reserves and other accruals		49		86
Other		137		108
	$	1,898	$	1,913
Deferred tax assets				
Pension and postretirement benefits	$	111	$	104
Inventories		20		—
Lease liabilities		268		244
Stock compensation		42		51
Foreign tax loss carryforwards		494		496
Capital loss carryforwards		42		42
State tax attributes		25		21
Reserves and other accruals		5		22
Other		93		77
Gross deferred tax assets		1,100		1,057
Valuation allowances		(216)		(209)
Net deferred tax assets	$	884	$	848
Net deferred tax liabilities	$	1,014	$	1,065
The net deferred tax liabilities are classified as follows:				
Noncurrent assets (foreign)	$	295	$	337
Noncurrent liabilities		(1,106)		(1,183)
Noncurrent liabilities (foreign)		(203)		(219)
	$	(1,014)	$	(1,065)

During 2023, the Company increased valuation allowances primarily related to net operating loss carryforwards.

Note 13.   Income Taxes (Continued)

Reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on earnings is as follows:

	Year Ended December 31		
	2023	**2022**	**2021**
Statutory rate	**21.0 %**	21.0 %	21.0 %
State income taxes, net of federal tax benefit	**0.9**	1.4	1.5
Foreign earnings taxed at rates other than the U.S. statutory rate	**(0.2)**	(3.8)	(2.8)
Foreign currency effects/remeasurement	**0.5**	0.6	—
Income tax adjustment to filed returns	**(0.4)**	(0.1)	0.7
Tax benefit on U.S. biodiesel credits	**(1.7)**	(1.2)	(1.9)
Tax benefit on U.S. railroad credits	**(1.5)**	(1.2)	(2.0)
U.S. tax on foreign earnings	**1.2**	0.2	—
Valuation allowances	**(0.2)**	—	0.7
Other	**(0.3)**	(0.3)	0.2
Effective income tax rate	**19.3 %**	16.6 %	17.4 %

The effective tax rates for 2023 and 2022 were impacted by the geographic mix of earnings. The effective tax rate for 2022 was also impacted by discrete tax items. The effective tax rate for 2021 was impacted by the geographic mix of earnings and U.S. tax credits, including the biodiesel tax credit and the railroad maintenance tax credit.

ADM's operations in foreign jurisdictions accounted for 57%, 48%, and 35% of the Company's total pre-tax earnings in fiscal years 2023, 2022, and 2021, respectively. The foreign rate differential was primarily due to various tax rates applicable to the income earned from the Company's operations in Switzerland, Asia, South America and the Caribbean.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 ("Inflation Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income," and a one percent excise tax on net repurchases of stock for tax years beginning after December 31, 2022. While the Inflation Act has no immediate impact and is not expected to have a material adverse effect on ADM's results of operations going forward, the Company will continue to evaluate its impact as further information becomes available.

Undistributed earnings of the Company's foreign subsidiaries and corporate joint ventures were approximately $17.9 billion at December 31, 2023. Because these undistributed earnings continue to be indefinitely reinvested in foreign operations, no income taxes, other than the transition tax, the U.S. tax on undistributed Subpart F, and the minimum tax on Global Intangible Low Taxed Income (GILTI), have been provided after the Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. It is not practicable to determine the amount of unrecognized deferred tax liability related to any remaining undistributed earnings of foreign subsidiaries and corporate joint ventures not subject to the transition tax.

The Company has elected to pay the one-time transition tax on accumulated foreign earnings over eight years. As of December 31, 2023, the Company's remaining transition tax liability was $85 million, which will be paid in installments through 2025.

The Company incurred U.S. taxable income of $425 million, $684 million, and $244 million related to GILTI and deducted $77 million, $67 million, and $87 million related to Foreign Derived Intangible Income Deduction in fiscal years 2023, 2022, and 2021 respectively. The Company made an accounting policy election to treat GILTI as a period cost. The Company has recorded and will continue to record the impact of tax reform items as U.S. tax authorities issue Treasury Regulations and other guidance addressing tax reform-related changes. The additional guidance, along with the potential for additional global tax legislation changes, may affect significant deductions and income inclusions and could have a material adverse effect on the Company's net income or cash flow.

Note 13.   Income Taxes (Continued)

The Company had $494 million and $496 million of tax assets related to net operating loss carryforwards of certain international subsidiaries at December 31, 2023 and 2022, respectively. As of December 31, 2023, approximately $412 million of these assets have no expiration date, and the remaining $82 million expire at various times through fiscal 2033. The annual usage of certain of these assets is limited to a percentage of taxable income of the respective foreign subsidiary for the year. The Company has recorded a valuation allowance of $160 million and $142 million against these tax assets at December 31, 2023 and 2022, respectively, due to the uncertainty of their realization.

The Company had $42 million of tax assets related to foreign capital loss carryforwards at December 31, 2023 and 2022. The Company has recorded a valuation allowance of $42 million against these tax assets at December 31, 2023 and 2022 due to the uncertainty of their realization.

The Company had $25 million and $21 million of tax assets related to state income tax attributes (incentive credits and net operating loss carryforwards), net of federal tax benefit, at December 31, 2023 and 2022, respectively, a majority of which will expire between 2024 and 2028. Due to the uncertainty of realization, the Company recorded a valuation allowance of $14 million and $15 million related to state income tax assets net of federal tax benefit as of December 31, 2023 and 2022, respectively. The change in the valuation allowance was related to the expiration of certain state income tax attributes which were fully reserved in prior years.

The Company remains subject to federal examination in the U.S. for the calendar tax years 2018 through 2023.

The following table sets forth a rollforward of activity of unrecognized tax benefits for the year ended December 31, 2023 and 2022 as follows:

	Unrecognized Tax Benefits	
	December 31, 2023	December 31, 2022
	(In millions)	
Beginning balance	$ 151	$ 157
Additions related to current year's tax positions	2	6
Additions related to prior years' tax positions	28	26
Additions (adjustments) related to acquisitions	—	11
Reductions related to lapse of statute of limitations	(6)	(6)
Settlements with tax authorities	(7)	(43)
Ending balance	$ 168	$ 151

The additions and reductions in unrecognized tax benefits shown in the table included effects related to net income and shareholders' equity. The changes in unrecognized tax benefits did not have a material effect on the Company's net income or cash flow. At December 31, 2023 and 2022, the Company had accrued interest and penalties on unrecognized tax benefits of $52 million and $39 million, respectively.

Note 13.   Income Taxes (Continued)

The Company is subject to income taxation and routine examinations in many jurisdictions around the world and frequently faces challenges regarding the amount of taxes due. These challenges include positions taken by the Company related to the timing, nature, and amount of deductions and the allocation of income among various jurisdictions. In its routine evaluations of the exposure associated with various tax filing positions, the Company recognizes a liability, when necessary, for estimated potential tax owed by the Company in accordance with applicable accounting standards. Resolution of the related tax positions, through negotiations with relevant tax authorities or through litigation, may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions and the Company cannot predict or provide assurance as to the ultimate outcome of these ongoing or future examinations. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. Given the long periods of time involved in resolving tax positions, the Company does not expect that the recognition of unrecognized tax benefits will have a material impact on the Company's effective income tax rate in any given period. If the total amount of unrecognized tax benefits were recognized by the Company at one time, there would be a reduction of $165 million on the tax expense for that period.

In 2014, the Company's wholly-owned subsidiary in the Netherlands, ADM Europe B.V., received a tax assessment from the Netherlands tax authority challenging the transfer pricing aspects of a 2009 business reorganization, which involved two of its subsidiary companies in the Netherlands. As of December 31, 2023, this assessment was $90 million in tax and $34 million in interest (adjusted for variation in currency exchange rates). On April 23, 2020, the court issued an unfavorable ruling and in October 2020, assigned a third party expert to establish a valuation. During the second quarter of 2021, the third party expert issued a final valuation. On September 30, 2022, the court issued a ruling consistent with the valuation report, and the Dutch tax authorities have filed an appeal. During the quarter ended March 31, 2023, ADM filed a cross-appeal. As of December 31, 2023, the Company has accrued its best estimate of what it believes will be the likely outcome of the litigation.

Note 14.   Leases

Lessee Accounting

The Company leases certain transportation equipment, plant equipment, office equipment, land, buildings, and storage facilities. Most leases include options to renew, with renewal terms that can extend the lease term from 6 months to 49 years. The renewal options are not included in the measurement of the right of use assets and lease liabilities unless the Company is reasonably certain to exercise the optional renewal periods. Certain leases also include index and non-index escalation clauses and options to purchase the leased property. Leases accounted for as finance leases were immaterial at December 31, 2023.

As an accounting policy election, the Company does not apply the recognition requirements of Topic 842 to short-term leases in all of its underlying asset categories. The Company recognizes short-term lease payments in earnings on a straight-line basis over the lease term, and variable lease payments in the period in which the obligation for those payments is incurred. The Company also combines lease and non-lease contract components in all of its underlying asset categories as an accounting policy election.

Note 14.   Leases (Continued)

The following table sets forth the amounts relating to the Company's total lease cost and other information.

		Year Ended December 31				
		2023		**2022**		**2021**
		(In millions)				
Lease cost:						
Operating lease cost	$	**390**	$	356	$	336
Short-term lease cost		**126**		127		117
Total lease cost	$	**516**	$	483	$	453
Other information:						
Operating lease liability principal payments	$	**374**	$	339	$	325
Right-of-use assets obtained in exchange for new operating lease liabilities	$	**327**	$	357	$	197

	December 31	
	2023	**2022**
Weighted-average remaining lease term - operating leases (in years)	**7**	7
Weighted average discount rate - operating leases	**4.1 %**	3.7 %

Below is a tabular disclosure of the future annual undiscounted cash flows for operating lease liabilities as of December 31, 2023.

		Undiscounted Cash Flows
		(In millions)
2024	$	334
2025		260
2026		186
2027		146
2028		101
Thereafter		339
Total		1,366
Less interest [1]		(135)
Lease liability	$	1,231

[1] Calculated using the implicit rate of the lease, if available, or the incremental borrowing rate that is appropriate for the tenor and geography of the lease.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 15.   Employee Benefit Plans

The Company provides substantially all U.S. employees and employees at certain foreign subsidiaries with retirement benefits including defined benefit pension plans and defined contribution plans. The Company also provides certain eligible U.S. employees who retire under qualifying conditions with subsidized postretirement health care coverage or Health Care Reimbursement Accounts.

In 2021, the Company amended the ADM Retirement Plan and the ADM Pension Plan for Hourly-Wage Employees (collectively, the "Plans") and entered into two binding agreements to purchase: (1) a group annuity contract from Principal Life Insurance Company ("Principal") and (2) two group annuity contracts, separately from American General Life Insurance Company ("AGL") and from AGL's affiliate, The United States Life Insurance Company in the City of New York ("USL"), irrevocably transferring the future benefit obligations and annuity administration for approximately 6,000 retirees and terminated vested participants from the Plans to Principal, AGL, and USL. The purchase of the group annuity contracts was funded directly by the Plans' assets and reduced the Company's pension obligations by approximately $0.7 billion. As a result of the transactions, the Company recognized a non-cash pretax pension settlement charge of $83 million for the year ended December 31, 2021.

On July 31, 2017, the Company announced that all participants in the Company's U.S. salaried pension plan and the Supplemental Executive Retirement Plan (SERP) began accruing benefits under the cash balance formula effective January 1, 2022. Benefits for participants who were accruing under the final average pay formula were frozen as of December 31, 2021, including pay and service through that date.

The Company maintains 401(k) plans covering substantially all U.S. employees. The Company contributes cash to the plans to match qualifying employee contributions, and also provides a non-matching employer contribution of 1% of pay to eligible participants. Under an employee stock ownership component of the 401(k) plans, employees may choose to invest in the Company's stock as part of their own investment elections. Assets of the Company's 401(k) plans consist primarily of listed common stocks and pooled funds. The Company's 401(k) plans held 5.7 million shares of Company common stock at December 31, 2023, with a market value of $414 million. Cash dividends received on shares of Company common stock by these plans during the year ended December 31, 2023 were $10 million.

The following table sets forth the components of retirement plan expense for the years ended December 31, 2023, 2022, and 2021:

(In millions)	Pension Benefits Year Ended December 31			Postretirement Benefits Year Ended December 31		
	2023	2022	2021	2023	2022	2021
Retirement plan expense						
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 41	$ 48	$ 64	$ —	$ 1	$ 1
Interest cost	76	48	48	6	3	2
Expected return on plan assets	(83)	(79)	(95)	—	—	—
Settlement charges	—	—	83	—	—	—
Curtailments	—	(2)	—	—	—	—
Amortization of actuarial loss	3	17	33	2	5	6
Amortization of prior service cost (credit)	(20)	(20)	(20)	—	—	(2)
Net periodic defined benefit plan expense	17	12	113	8	9	7
Defined contribution plans	73	67	61	—	—	—
Total retirement plan expense	$ 90	$ 79	$ 174	$ 8	$ 9	$ 7

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 15.   Employee Benefit Plans (Continued)

The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets for the years ended December 31, 2023 and 2022:

	Pension Benefits		Postretirement Benefits	
	December 31 2023	December 31 2022	December 31 2023	December 31 2022
	(In millions)		(In millions)	
Benefit obligation, beginning	$ 1,587	$ 2,178	$ 118	$ 154
Service cost	41	48	—	1
Interest cost	76	48	6	3
Actuarial loss (gain)	83	(575)	6	(24)
Employee contributions	3	3	—	—
Curtailments	—	(2)	—	—
Business combinations	(1)	—	—	—
Settlements	(1)	(1)	—	—
Benefits paid	(53)	(47)	(17)	(16)
Foreign currency effects	30	(65)	—	—
Benefit obligation, ending	$ 1,765	$ 1,587	$ 113	$ 118
Fair value of plan assets, beginning	$ 1,269	$ 1,742	$ —	$ —
Actual return on plan assets	121	(438)	—	—
Employer contributions	54	60	17	16
Employee contributions	3	3	—	—
Settlements	(1)	(1)	—	—
Benefits paid	(53)	(47)	(17)	(16)
Foreign currency effects	22	(50)	—	—
Fair value of plan assets, ending	$ 1,415	$ 1,269	$ —	$ —
Funded status	$ (350)	$ (318)	$ (113)	$ (118)
Prepaid benefit cost	$ 63	$ 60	$ —	$ —
Accrued benefit liability – current	(19)	(18)	(14)	(14)
Accrued benefit liability – long-term	(394)	(360)	(99)	(104)
Net amount recognized in the balance sheet	$ (350)	$ (318)	$ (113)	$ (118)

In 2023, the actuarial loss in the pension plans was primarily due to decreases in the global bond yields while actual return on plan assets was related to favorable asset performance in countries with material assets including the U.S., the U.K., Canada, and Switzerland.

The Company uses the corridor approach when amortizing actuarial losses. Under the corridor approach, net unrecognized actuarial losses in excess of 10% of the greater of the projected benefit obligation or the market related value of plan assets are amortized over future periods. For plans with little to no active participants, the amortization period is the remaining average life expectancy of the participants. For plans with active participants, the amortization period is the remaining average service period of the active participants. The amortization periods range from 4 to 27 years for the Company's defined benefit pension plans and from 5 to 18 years for the Company's postretirement benefit plans.

Included in AOCI for pension benefits at December 31, 2023, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $56 million and unrecognized actuarial loss of $272 million.

Note 15.   Employee Benefit Plans (Continued)

Included in AOCI for postretirement benefits at December 31, 2023, are the following amounts that have not yet been recognized in net periodic postretirement benefit cost: unrecognized prior service cost of $1 million and unrecognized actuarial loss of $20 million.

The following table sets forth the principal assumptions used in developing net periodic benefit cost:

	Pension Benefits		Postretirement Benefits	
	December 31 2023	December 31 2022	December 31 2023	December 31 2022
Discount rate	**4.8%**	2.5%	**5.1%**	2.7%
Expected return on plan assets	**6.0%**	5.0%	**N/A**	N/A
Rate of compensation increase	**4.3%**	4.2%	**N/A**	N/A
Interest crediting rate	**3.9%**	1.9%	**N/A**	N/A

The following table sets forth the principal assumptions used in developing the year-end actuarial present value of the projected benefit obligations:

	Pension Benefits		Postretirement Benefits	
	December 31 2023	December 31 2022	December 31 2023	December 31 2022
Discount rate	**4.5 %**	4.8 %	**4.9%**	5.1%
Rate of compensation increase	**4.8 %**	4.3 %	**N/A**	N/A
Interest crediting rate	**4.0 %**	3.9 %	**N/A**	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.5 billion, $1.5 billion, and $1.0 billion, respectively, as of December 31, 2023, and $1.3 billion, $1.3 billion, and $0.9 billion, respectively, as of December 31, 2022. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.5 billion, $1.5 billion, and $1.0 billion, respectively, as of December 31, 2023 and $1.2 billion, $1.2 billion, and $0.8 billion, respectively, as of December 31, 2022. The accumulated benefit obligation for all pension plans as of December 31, 2023 and 2022, was $1.8 billion and $1.6 billion, respectively.

For postretirement benefit measurement purposes, a 6.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2023. The rate was assumed to decrease gradually to 4.5% by 2031 and remain at that level thereafter.

Plan Assets

The Company's employee benefit plan assets are principally comprised of the following types of investments:

Common stock:
Equity securities are valued based on quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Note 15.   Employee Benefit Plans (Continued)

Common collective trust (CCT) funds:
The fair values of the CCTs are valued using net asset value (NAV). The investments in CCTs are comprised of U.S. and international equity, fixed income, and other securities. The investments are valued at NAV provided by administrators of the funds.

Corporate debt instruments:
Corporate debt instruments are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

U.S. Treasury instruments:
U.S. Treasury instruments are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

U.S. government agency, state, and local government bonds:
U.S. government agency obligations and state and municipal debt securities are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the fair value of plan assets as of December 31, 2023 and 2022.

	Fair Value Measurements at December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock	$ 37	$ —	$ —	$ 37
Mutual funds	147	—	—	147
Corporate bonds	—	473	—	473
U.S. Treasury instruments	262	—	—	262
U.S. government agency, state and local government bonds	—	8	—	8
Other	—	7	—	7
Total assets	$ 446	$ 488	$ —	$ 934
Common collective trust funds at NAV				
U.S. equity				15
International equity				60
Fixed income				330
Other				76
Total assets at fair value				$ 1,415

Note 15. Employee Benefit Plans (Continued)

	Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock	$ 68	$ —	$ —	$ 68
Mutual funds	245	—	—	245
Corporate bonds	—	318	—	318
U.S. Treasury instruments	173	—	—	173
U.S. government agency, state and local government bonds	—	5	—	5
Other	—	9	—	9
Total assets	$ 486	$ 332	$ —	$ 818
Common collective trust funds at NAV				
U.S. equity				23
International equity				76
Fixed income				247
Other				105
Total assets at fair value				$ 1,269

Level 3 Gains and Losses:
There are no Plan assets classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses associated with Level 3 assets.

The following table sets forth the actual asset allocation for the Company's global pension plan assets as of the measurement date:

	December 31 2023[1][2]	December 31 2022[2]
Equity securities	19%	33%
Debt securities	77%	62%
Other	4%	5%
Total	100%	100%

[1] The Company's U.S. pension plans contain approximately 67% of the Company's global pension plan assets. The actual asset allocation for the Company's U.S. pension plans as of the measurement date consists of 20% equity securities and 80% debt securities. The target asset allocation for the Company's U.S. pension plans is approximately the same as the actual asset allocation. The actual asset allocation for the Company's foreign pension plans as of the measurement date consists of 17% equity securities, 71% debt securities, and 12% other. The target asset allocation for the Company's foreign pension plans is approximately the same as the actual asset allocation.

[2] The Company's pension plans did not directly hold any shares of Company common stock as of the December 31, 2023 and 2022 measurement dates.

Note 15.   Employee Benefit Plans (Continued)

Investment objectives for the Company's plan assets are to:

- Optimize the long-term return on plan assets in consideration of funded status risk.
- Maintain a broad diversification of assets and appropriate risk exposure across asset classes.
- Maintain careful control of the risk level within each asset class.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. The U.S. pension plans target asset allocation is also based on an asset and liability study that is updated periodically.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

The Company uses external consultants to assist in monitoring the investment strategy and asset mix for the Company's plan assets. To develop the Company's expected long-term rate of return assumption on plan assets, the Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets.

Contributions and Expected Future Benefit Payments

Based on actuarial calculations, the Company expects to contribute $27 million to the pension plans and $14 million to the postretirement benefit plan during 2024. The Company may elect to make additional discretionary contributions during this period.

The following benefit payments, which reflect expected future service, are expected to be paid by the benefit plans:

	Pension Benefits	Postretirement Benefits
	(In millions)	
2024	$ 69	$ 14
2025	75	13
2026	82	11
2027	88	11
2028	94	10
2029-2033	559	41

Note 16.   Shareholders' Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each with zero par value. No preferred stock has been issued. At December 31, 2023 and 2022, the Company had approximately 202.5 million shares and 169.0 million shares, respectively, of its common shares in treasury. Treasury stock of $4.9 billion at December 31, 2023 and 2022 is recorded at cost as a reduction of common stock, and treasury stock of $2.7 billion and $1.7 billion at December 31, 2023 and 2022, respectively, is recorded at cost as a reduction of retained earnings.

Note 16.   Shareholders' Equity (Continued)

The following tables set forth the changes in AOCI by component and the reclassifications out of AOCI for the years ended December 31, 2023 and 2022:

	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Pension and Other Postretirement Benefit Liabilities Adjustment	Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
			(In millions)		
Balance at December 31, 2021	$ (2,248)	$ 225	$ (147)	$ (2)	$ (2,172)
Other comprehensive income before reclassifications	(609)	268	117	(12)	(236)
Gain (loss) on net investment hedges	328	—	—	—	328
Amounts reclassified from AOCI	—	(352)	23	—	(329)
Tax effect	(93)	7	(15)	1	(100)
Net of tax amount	(374)	(77)	125	(11)	(337)
Balance at December 31, 2022	$ (2,622)	$ 148	$ (22)	$ (13)	$ (2,509)
Other comprehensive income before reclassifications	**204**	**337**	**(46)**	**16**	**511**
Gain (loss) on net investment hedges	**(153)**	**—**	**—**	**—**	**(153)**
Amounts reclassified from AOCI	**—**	**(322)**	**(42)**	**—**	**(364)**
Tax effect	**32**	**(5)**	**2**	**(1)**	**28**
Net of tax amount	**83**	**10**	**(86)**	**15**	**22**
Balance at December 31, 2023	**$ (2,539)**	**$ 158**	**$ (108)**	**$ 2**	**$ (2,487)**

	Amounts reclassified from AOCI Year Ended December 31			Affected line item in the
Details about AOCI components	2023	2022	2021	consolidated statement of earnings
		(In millions)		
Deferred loss (gain) on hedging activities				
	$ —	$ (1)	$ 16	Revenues
	(322)	(351)	(490)	Cost of products sold
	(322)	(352)	(474)	Earnings before income taxes
	77	62	118	Income tax expense
	$ (245)	$ (290)	$ (356)	Net earnings
Pension liability adjustment				
Amortization of defined benefit pension items:				
Prior service losses (credit)	$ **(26)**	$ (119)	$ (77)	Other (income) expense – net
Actuarial losses	**(16)**	142	176	Other (income) expense – net
	(42)	23	99	Earnings before income taxes
	(10)	(4)	(26)	Income tax expense (benefit)
	$ **(52)**	$ 19	$ 73	Net earnings

Note 17.   Segment and Geographic Information

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable segments, as defined by the applicable accounting standard, and are classified as Other Business.

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, energy, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable green diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows. This segment also includes the Company's share of the results of its equity investments in Wilmar, Pacificor, SoyVen, Olenex, Stratas Foods LLC, and Edible Oils Limited.

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids which are used in various food and industrial products. The Carbohydrate Solutions segment is a leader in carbon capture and sequestration. This segment also includes the Company's share of the results of its equity investments in Hungrana Ltd., Almidones Mexicanos S.A., Aston Foods and Food Ingredients, Red Star Yeast Company, LLC, and LSCP, LLLP. In November 2021, the Company sold its ethanol production complex in Peoria, Illinois.

The Nutrition segment serves various end markets including food, beverages, nutritional supplements, and feed and premix for livestock, aquaculture, and pet food. The segment engages in the manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, postbiotics, enzymes, botanical extracts, and other specialty food and feed ingredients. The Nutrition segment includes the activities related to the procurement, processing, and distribution of edible beans. The segment also includes activities related to the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods. This segment also includes the Company's share of the results of its equity investments in Vimison S.A. de C.V., ADM Matsutani LLC, Matsutani Singapore Pte. Ltd., ADM Vland Biotech Shandong Co., Ltd., Dusial S.A., and Vitafort ZRT.

Other Business includes the Company's financial business units related to futures commission and insurance activities.

Note 17.   Segment and Geographic Information (Continued)

Intersegment sales have been recorded using principles consistent with ASC 606, *Revenue from Contracts with Customers*. Operating profit for each segment is based on net sales less identifiable operating expenses. Also included in operating profit for each segment is equity in earnings of affiliates based on the equity method of accounting. Specified items included in total segment operating profit and certain corporate items are not allocated to the Company's individual business segments because operating performance of each business segment is evaluated by management exclusive of these items. Corporate results principally include unallocated corporate expenses, interest cost net of interest income, and revaluation gains and losses on cost method investments and the share of the results of equity investments in early-stage start-up companies.

Correction of Certain Segment-Specific Historical Financial Information

As previously disclosed, the Company received a voluntary document request from the SEC relating to intersegment sales between the Company's Nutrition segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions segments. In response, the Company engaged external counsel, assisted by a forensic accounting firm, to conduct an internal investigation, overseen by the Audit Committee of the Company's Board of Directors, which is separately advised by external counsel (the Investigation).

The Company has historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Investigation, the Company identified certain intersegment sales for the years ended December 31, 2021 through 2023 that occurred between the Company's Nutrition segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions segments that were not recorded at amounts approximating market.

The correction of these immaterial errors does not have any impact on the Company's previously reported Consolidated Statements of Earnings, Consolidated Statements of Comprehensive Income (Loss), Consolidated Balance Sheets, Consolidated Statements of Cash Flows, or Consolidated Statements of Shareholders' Equity for any of the periods presented below.

The following tables present: (i) adjustments and revised gross revenues, intersegment revenues, and operating profit amounts for the Ag Services and Oilseeds segment; (ii) adjustments and revised gross revenues, intersegment revenues and operating profit amounts for the Carbohydrate Solutions segment; and (iii) adjustments and revised operating profit amounts for the Nutrition segment, in each case, for each of the years ended December 31, 2023, 2022, and 2021. No adjustments were required to the gross revenues of the Nutrition segment.

Impact of the Adjustments on Ag Services and Oilseeds Segment Gross Revenues and Operating Profit

		Years Ended December 31				
(In millions)		2023[1]		2022		2021
Gross revenues, as originally reported for 2022 and 2021	$	77,457	$	83,686	$	70,455
Adjustments		1		15		24
Gross revenues, as revised	$	77,458	$	83,701	$	70,479
Intersegment revenues, as originally reported for 2022 and 2021	$	4,031	$	4,123	$	3,408
Adjustments		1		15		24
Intersegment revenues, as revised	$	4,032	$	4,138	$	3,432
Segment operating profit, as originally reported for 2022 and 2021	$	4,066	$	4,386	$	2,775
Adjustments		1		15		24
Segment operating profit, as revised	$	4,067	$	4,401	$	2,799

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Note 17. Segment and Geographic Information (Continued)

Impact of the Adjustments on Carbohydrate Solutions Segment Gross Revenues and Operating Profit

		Years Ended December 31				
(In millions)		2023[1]		2022		2021
Gross revenues, as originally reported for 2022 and 2021	$	**14,509**	$	16,336	$	12,672
Adjustments		**30**		53		35
Gross revenues, as revised	$	**14,539**	$	16,389	$	12,707
Intersegment revenues, as originally reported for 2022 and 2021	$	**1,635**	$	2,375	$	1,562
Adjustments		**30**		53		35
Intersegment revenues, as revised	$	**1,665**	$	2,428	$	1,597
Segment operating profit, as originally reported for 2022 and 2021	$	**1,345**	$	1,360	$	1,283
Adjustments		**30**		53		35
Segment operating profit, as revised	$	**1,375**	$	1,413	$	1,318

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Impact of the Adjustments on Nutrition Segment Operating Profit

		Years Ended December 31				
(In millions)		2023[1]		2022		2021
Segment operating profit, as originally reported for 2022 and 2021	$	**458**	$	736	$	691
Adjustments		**(31)**		(68)		(59)
Segment operating profit, as revised	$	**427**	$	668	$	632

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Separately, the Company determined that a portion of the originally reported gross revenues and intersegment revenues of each of the Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition segments included certain intrasegment revenues (resulting from sales within the segment), and should have included exclusively intersegment revenues (resulting from sales from one segment to the other).

The correction of these immaterial errors does not have any impact on the Company's previously reported Consolidated Statements of Earnings, Consolidated Statements of Comprehensive Income (Loss), Consolidated Balance Sheets, Consolidated Statements of Cash Flows, or Consolidated Statements of Shareholders' Equity for any of the periods presented below.

The following tables present: (i) additional adjustments and further revised gross revenues and intersegment revenues amounts for the Ag Services and Oilseeds segment; (ii) additional adjustments and further revised gross revenues and intersegment revenues amounts for the Carbohydrate Solutions segment; and (iii) adjustments and revised gross revenues and intersegment revenues amounts for the Nutrition segment, for each of the years ended December 31, 2023, 2022, and 2021.

Note 17.   Segment and Geographic Information (Continued)

Additional Impact of the Adjustments on Ag Services and Oilseeds Segment Gross Revenues and Intersegment Revenues

(In millions)		Years Ended December 31				
		2023[1]		2022		2021
Gross revenues, as revised	$	77,458	$	83,701	$	70,479
Additional adjustments		(1,446)		(1,579)		(1,115)
Gross revenues, as further revised	$	76,012	$	82,122	$	69,364
Intersegment revenues, as revised	$	4,032	$	4,138	$	3,432
Additional adjustments		(1,446)		(1,579)		(1,115)
Intersegment revenues, as further revised	$	2,586	$	2,559	$	2,317

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Additional Impact of the Adjustments on Carbohydrate Solutions Segment Gross Revenues and Intersegment Revenues

(In millions)		Years Ended December 31				
		2023[1]		2022		2021
Gross revenues, as revised	$	14,539	$	16,389	$	12,707
Additional adjustments		(11)		(487)		(295)
Gross revenues, as further revised	$	14,528	$	15,902	$	12,412
Intersegment revenues, as revised	$	1,665	$	2,428	$	1,597
Additional adjustments		(11)		(487)		(295)
Intersegment revenues, as further revised	$	1,654	$	1,941	$	1,302

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Impact of the Adjustments on Nutrition Segment Gross Revenues and Intersegment Revenues

(In millions)		Years Ended December 31				
		2023[1]		2022		2021
Gross revenues, as originally reported for 2022 and 2021	$	7,466	$	7,836	$	6,933
Adjustments		(141)		(15)		(68)
Gross revenues, as revised	$	7,325	$	7,821	$	6,865
Intersegment revenues, as originally reported for 2022 and 2021	$	255	$	200	$	221
Adjustments		(141)		(15)		(68)
Intersegment revenues, as revised	$	114	$	185	$	153

[1] The adjustments set forth in the table above for the year ended December 31, 2023 reflect adjustments effected for the period January 1, 2023 through September 30, 2023. Given the timing of the Investigation, no adjustments were effected in the fourth quarter of 2023.

Note 17.   Segment and Geographic Information (Continued)

Segment Information

The following tables present data by segment, adjusted for the matters discussed above, for the years ended December 31, 2023, 2022 and 2021.

(In millions)		Year Ended December 31				
		2023		2022		2021
Gross revenues						
Ag Services and Oilseeds	$	76,012	$	82,122	$	69,364
Carbohydrate Solutions		14,528		15,902		12,412
Nutrition		7,325		7,821		6,865
Other		424		396		380
Intersegment elimination		(4,354)		(4,685)		(3,772)
Total	$	93,935	$	101,556	$	85,249
Intersegment revenues						
Ag Services and Oilseeds	$	2,586	$	2,559	$	2,317
Carbohydrate Solutions		1,654		1,941		1,302
Nutrition		114		185		153
Total	$	4,354	$	4,685	$	3,772
Revenues from external customers						
Ag Services and Oilseeds						
Ag Services	$	47,420	$	53,181	$	45,017
Crushing		14,020		13,139		11,368
Refined Products and Other		11,986		13,243		10,662
Total Ag Services and Oilseeds		73,426		79,563		67,047
Carbohydrate Solutions						
Starches and Sweeteners		9,885		10,251		7,611
Vantage Corn Processors		2,989		3,710		3,499
Total Carbohydrate Solutions		12,874		13,961		11,110
Nutrition						
Human Nutrition		3,634		3,769		3,189
Animal Nutrition		3,577		3,867		3,523
Total Nutrition		7,211		7,636		6,712
Other		424		396		380
Total	$	93,935	$	101,556	$	85,249

Note 17.   Segment and Geographic Information (Continued)

(In millions)		Year Ended December 31					
		2023		**2022**		**2021**	
Depreciation							
Ag Services and Oilseeds	$	**350**	$	334	$	349	
Carbohydrate Solutions		**304**		307		322	
Nutrition		**132**		120		101	
Other		**10**		9		8	
Corporate		**29**		24		27	
Total	$	**825**	$	794	$	807	
Long-lived asset impairments[1]							
Ag Services and Oilseeds	$	**11**	$	—	$	10	
Carbohydrate Solutions		**32**		14		13	
Nutrition		**65**		21		50	
Total	$	**108**	$	35	$	73	
Interest and investment income							
Ag Services and Oilseeds	$	**54**	$	52	$	27	
Nutrition		**(18)**		2		1	
Other		**499**		185		16	
Corporate		**(36)**		54		52	
Total	$	**499**	$	293	$	96	
Equity in earnings of affiliates							
Ag Services and Oilseeds	$	**459**	$	714	$	500	
Carbohydrate Solutions		**76**		94		70	
Nutrition		**21**		23		24	
Corporate		**(5)**		1		1	
Total	$	**551**	$	832	$	595	

[1] See Note 18 for total asset impairment, exit, and restructuring costs.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 17. Segment and Geographic Information (Continued)

(In millions)		Year Ended December 31				
		2023		**2022**		**2021**
Segment Operating Profit						
Ag Services and Oilseeds	$	**4,067**	$	4,401	$	2,799
Carbohydrate Solutions		**1,375**		1,413		1,318
Nutrition		**427**		668		632
Other		**375**		167		25
Specified Items:						
Gains on sales of assets and businesses[1]		**17**		47		77
Impairment, restructuring, and net settlement contingencies[2]		**(361)**		(147)		(213)
Total segment operating profit		**5,900**		6,549		4,638
Corporate		**(1,606)**		(1,316)		(1,325)
Earnings before income taxes	$	**4,294**	$	5,233	$	3,313

[1] The gains in 2023 and 2022 were related to the sale of certain assets. The gains in 2021 were related to the sale of ethanol and certain other assets.

[2] The charges in 2023 were related to the impairment of certain long-lived assets, goodwill, intangibles, and an equity investment, restructuring, and a contingency related to import duties, partially offset by settlement/contingency adjustments. The charges in 2022 were related to the impairment of certain assets, restructuring, and settlement contingencies. The charges in 2021 were related to the impairment of certain long-lived assets, goodwill, and other intangibles, restructuring, and a legal settlement.

(In millions)		December 31		
		2023		**2022**
Investments in and advances to affiliates				
Ag Services and Oilseeds	$	**4,888**	$	4,863
Carbohydrate Solutions		**380**		365
Nutrition		**145**		111
Corporate		**87**		128
Total	$	**5,500**	$	5,467
Identifiable assets				
Ag Services and Oilseeds	$	**25,473**	$	28,657
Carbohydrate Solutions		**6,334**		6,801
Nutrition		**10,341**		10,615
Other		**8,701**		10,569
Corporate		**3,782**		3,132
Total	$	**54,631**	$	59,774

(In millions)		Year Ended December 31		
		2023		**2022**
Gross additions to property, plant, and equipment				
Ag Services and Oilseeds	$	**732**	$	568
Carbohydrate Solutions		**351**		261
Nutrition		**262**		314
Other		**1**		15
Corporate		**37**		53
Total	$	**1,383**	$	1,211

Note 17.   Segment and Geographic Information (Continued)

Geographic information: The following geographic data include revenues attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the net book value of property, plant, and equipment.

(In millions)		Year Ended December 31				
		2023		**2022**		**2021**
Revenues						
United States	$	**38,783**	$	43,272	$	35,396
Switzerland		**19,898**		21,821		18,453
Cayman Islands		**7,646**		5,883		5,515
Brazil		**3,361**		4,004		3,213
Mexico		**3,185**		3,709		2,934
Canada		**2,400**		2,272		1,818
United Kingdom		**2,219**		2,231		1,848
Other Foreign		**16,443**		18,364		16,072
	$	**93,935**	$	101,556	$	85,249

(In millions)		December 31		
		2023		**2022**
Long-lived assets				
United States	$	**6,660**	$	6,322
Brazil		**874**		801
Other Foreign		**2,974**		2,810
	$	**10,508**	$	9,933

Note 18.   Asset Impairment, Exit, and Restructuring Costs

The following table sets forth the charges included in asset impairment, exit, and restructuring costs.

(In millions)		Year Ended December 31				
		2023		**2022**		**2021**
Restructuring and exit costs [1]	$	**33**	$	29	$	39
Impairment charge - goodwill and other intangible assets [2]		**201**		2		52
Impairment charge - other long-lived assets [3]		**108**		35		73
Total asset impairment, exit, and restructuring costs	$	**342**	$	66	$	164

Note 18.   Asset Impairment, Exit, and Restructuring Costs (Continued)

[1]   Restructuring and exit costs for the year ended December 31, 2023 consisted of several individually insignificant restructuring charges totaling $27 million presented as specified items within segment operating profit and $6 million in Corporate. Restructuring and exit costs for the year ended December 31, 2022 consisted of several individually insignificant restructuring charges totaling $28 million presented as specified items within segment operating profit and restructuring charges of $1 million in Corporate. Restructuring and exit costs for the year ended December 31, 2021 consisted of several individually insignificant restructuring charges totaling $35 million presented as specified items within segment operating profit and $4 million in Corporate.

[2]   Impairment charge - goodwill and other intangible assets for the year ended December 31, 2023 consisted of impairments related to goodwill of $137 million and customer list and discontinued animal nutrition trademarks totaling $64 million in Nutrition, presented as specified items within segment operating profit. Impairment charge - goodwill and other intangible assets for the year ended December 31, 2022 consisted of customer list impairment of $2 million in Nutrition presented as specified items within segment operating profit. Impairment charge - goodwill and other intangible assets for the year ended December 31, 2021 consisted of goodwill impairment of $5 million and land rights impairment of $42 million in Ag Services and Oilseeds, and goodwill impairment of $1 million and customer list impairment of $4 million in Nutrition, presented as specified items within segment operating profit.

[3]   Impairment charge - other long-lived assets for the year ended December 31, 2023 consisted of impairments related to certain long-lived assets in Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition of $10 million, $33 million, and $65 million, respectively, presented as specified items within segment operating profit. Impairment charge - other long-lived assets for the year ended December 31, 2022 consisted of impairments related to certain long-lived assets in Carbohydrate Solutions and Nutrition of $15 million and $20 million, respectively, presented as specified items within segment operating profit. Impairment charge - other long-lived assets for the year ended December 31, 2021 consisted of impairments related to certain long-lived assets in Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition of $10 million, $13 million, and $50 million, respectively, presented as specified items within segment operating profit.

Note 19.   Sale of Accounts Receivable

The Company has an accounts receivable securitization program (the "First Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "First Purchasers"). Under the First Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). ADM Receivables transfers certain of the purchased accounts receivable to each of the First Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Receivables receives a cash payment of up to $1.9 billion for the accounts receivable transferred. The First Program terminates on May 17, 2024, unless extended.

The Company also has an accounts receivable securitization program (the "Second Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Second Purchasers"). Under the Second Program, certain non-U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Ireland Receivables Company (ADM Ireland Receivables). ADM Ireland Receivables transfers certain of the purchased accounts receivable to each of the Second Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Ireland Receivables receives a cash payment of up to $1.1 billion (€1.0 billion) for the accounts receivables transferred. The Second Program terminates on April 19, 2024, unless extended.

Under the First and Second Programs (collectively, the "Programs"), ADM Receivables and ADM Ireland Receivables use the cash proceeds from the transfer of receivables to the First Purchasers and Second Purchasers (collectively, the "Purchasers") and other consideration, as applicable, to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company accounts for these transfers as sales. The Company acts as a servicer for the transferred receivables. At December 31, 2023 and 2022, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions, and its cost of servicing the receivables sold.

Note 19.   Sale of Accounts Receivable (Continued)

As of December 31, 2023 and 2022, the fair value of trade receivables transferred to the Purchasers under the Programs and derecognized from the Company's consolidated balance sheet was $1.6 billion and $2.6 billion, respectively. Total receivables sold were $54.8 billion, $59.0 billion, and $50.3 billion for the years ended December 31, 2023, 2022, and 2021, respectively. Cash collections from customers on receivables sold were $53.6 billion, $56.9 billion, and $47.3 billion for the years ended December 31, 2023, 2022, and 2021, respectively. Receivables pledged as collateral to the Purchasers were $1.1 billion and $0.6 billion as of December 31, 2023 and 2022, respectively.

Transfers of receivables under the Programs during the years ended December 31, 2023, 2022, and 2021 resulted in an expense for the loss on sale of $56 million, $21 million, and $11 million, respectively, which is classified as selling, general, and administrative expenses in the consolidated statements of earnings.

The Company reflects cash flows related to the Programs as operating activities because the cash received from the Purchasers upon both the sale and collection of the receivables is not subject to significant interest rate risk given the short-term nature of the Company's trade receivables.

Note 20.   Legal Proceedings

The Company is routinely involved in a number of actual or threatened legal actions, including those involving alleged personal injuries, employment law, product liability, intellectual property, environmental issues, alleged tax liability (see Note 13 for information on income tax matters), and class actions. The Company also routinely receives inquiries from regulators and other government authorities relating to various aspects of its business, and at any given time, the Company has matters at various stages of resolution. The outcomes of these matters are not within Company's complete control and may not be known for prolonged periods of time. In some actions, claimants seek damages, as well as other relief including injunctive relief, that could require significant expenditures or result in lost revenues. In accordance with applicable accounting standards, the Company records a liability in its consolidated financial statements for material loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss contingency is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, disgorgement, or punitive damages; or could result in a change in business practice.

Note 20.   Legal Proceedings (Continued)

Commodities Class Actions

On September 4, 2019, AOT Holding AG ("AOT") filed a putative class action under the U.S. Commodities Exchange Act in federal district court in Urbana, Illinois, alleging that the Company sought to manipulate the benchmark price used to price and settle ethanol derivatives traded on futures exchanges. On March 16, 2021, AOT filed an amended complaint adding a second named plaintiff Maize Capital Group, LLC ("Maize"). AOT and Maize allege that members of the putative class collectively suffered damages calculated to be between approximately $500 million to over $2.0 billion as a result of the Company's alleged actions. On July 14, 2020, Green Plains Inc. and its related entities ("GP") filed a putative class action lawsuit, alleging substantially the same operative facts, in federal court in Nebraska, seeking to represent sellers of ethanol. On July 23, 2020, Midwest Renewable Energy, LLC ("MRE") filed a putative class action in federal court in Illinois alleging substantially the same operative facts and asserting claims under the Sherman Act. On November 11, 2020, United Wisconsin Grain Producers LLC ("UWGP") and five other ethanol producers filed a lawsuit in federal court in Illinois alleging substantially the same facts and asserting claims under the Sherman Act and Illinois, Iowa, and Wisconsin law. The court granted ADM's motion to dismiss the MRE and UWGP complaints without prejudice on August 9, 2021 and September 28, 2021, respectively. On August 16, 2021, the court granted ADM's motion to dismiss the GP complaint, dismissing one claim with prejudice and declining jurisdiction over the remaining state law claim. MRE filed an amended complaint on August 30, 2021, which ADM moved to dismiss on September 27, 2021. The court denied ADM's motion to dismiss on September 26, 2023. UWGP filed an amended complaint on October 19, 2021, which the court dismissed on July 12, 2022. UWGP has appealed the dismissal to the United States Court of Appeals for the Seventh Circuit. On October 26, 2021, GP filed a new complaint in Nebraska federal district court, alleging substantially the same facts and asserting a claim for tortious interference with contractual relations. On March 18, 2022, the Nebraska federal district court granted ADM's motion to transfer the GP case back to the Central District of Illinois for further proceedings. ADM moved to dismiss the complaint on May 20, 2022 and on December 30, 2022, the court dismissed GP's complaint with prejudice. GP appealed the dismissal. As of December 31, 2023, the appeal was pending. The Company denies liability, and is vigorously defending itself in these actions. As these actions are in pretrial proceedings, the Company is unable at this time to predict the final outcome with any reasonable degree of certainty, but believes the outcome will not have a material adverse effect on its financial condition, results of operations, or cash flows.

Intersegment Sales Investigations

On June 30, 2023, the Company received a voluntary document request from the SEC relating to intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. The Company is cooperating with the SEC. Following the Company's January 21, 2024 announcement of the Investigation, the Company received voluntary document requests from the DOJ focused primarily on the same subject matter, and the DOJ directed grand jury subpoenas to certain current and former Company employees. The Company is cooperating with the DOJ. The Company is unable to predict the final outcome of these investigations with any reasonable degree of certainty.

Securities Litigation

On January 24, 2024, following the Company's January 21, 2024 announcement of the investigation relating to intersegment sales, a purported stockholder of the Company filed a putative class action in the U.S. District Court for the Northern District of Illinois against the Company and its Chief Executive Officer, as well as Vikram Luthar and Ray Young. The plaintiff alleges false and misleading statements in the Company's disclosures. The Company is unable to predict the final outcome of this proceeding with any reasonable degree of certainty.

Note 21.   Quarterly Financial Data (Unaudited)

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year
	(In millions, except per share amounts)				
Fiscal Year Ended December 31, 2023					
Revenues	$ 24,072	$ 25,190	$ 21,695	$ 22,978	$ 93,935
Gross Profit	2,080	1,883	1,810	1,740	7,513
Net Earnings Attributable to Controlling Interests	1,170	927	821	565	3,483
Basic Earnings Per Common Share	2.13	1.70	1.52	1.07	6.44
Diluted Earnings Per Common Share	2.12	1.70	1.52	1.06	6.43
Fiscal Year Ended December 31, 2022					
Revenues	$ 23,650	$ 27,284	$ 24,683	$ 25,939	$ 101,556
Gross Profit	1,897	2,100	1,811	1,762	7,570
Net Earnings Attributable to Controlling Interests	1,054	1,236	1,031	1,019	4,340
Basic Earnings Per Common Share	1.86	2.18	1.84	1.84	7.72
Diluted Earnings Per Common Share	1.86	2.18	1.83	1.84	7.71

Net earnings attributable to controlling interest for the second quarter of the year ended December 31, 2023 included after-tax gains of $8 million (equal to $0.02 per share) related to the sale of certain assets; after-tax charges of $93 million (equal to $0.17 per share) related to the impairment of certain assets, restructuring, and a contingency loss provision related to import duties; after-tax expenses of $2 million (equal to $0.00 per share) related to certain acquisitions; an after-tax gain on debt conversion option of $1 million (equal to $0.00 per share) related to the mark-to-market adjustment of the conversion of the exchangeable bond issued in August 2020; and a tax expense adjustment of $21 million (equal to $0.04 per share) related to certain discrete items.

Net earnings attributable to controlling interest for the third quarter of the year ended December 31, 2023 included after-tax losses of $2 million (equal to $0.00 per share) related to the sale of certain assets; after-tax net charges of $54 million (equal to $0.10 per share) related to the impairment of certain assets and restructuring, partially offset by a contingency loss reversal; and after-tax expenses of $3 million (equal to $0.01 per share) related to certain acquisitions.

Net earnings attributable to controlling interest for the fourth quarter of the year ended December 31, 2023 included after-tax gains of $5 million (equal to $0.00 per share) related to the sale of certain assets; after-tax charges of $158 million (equal to $0.30 per share) related to the impairment of certain long-lived assets and goodwill and restructuring; after-tax expenses of $1 million (equal to $0.00 per share) related to certain acquisitions; and a tax expense adjustment of $1 million (equal to $0.00 per share) related to certain discrete items.

Net earnings attributable to controlling interest for the third quarter of the year ended December 31, 2022 included after-tax gains of $22 million (equal to $0.04 per share) related to the sale of certain assets; after-tax charges of $40 million (equal to $0.07 per share) related to the impairment of certain assets, restructuring, and settlement contingencies; an after-tax gain on debt conversion option of $8 million (equal to $0.01 per share) related to the mark-to-market adjustment of the conversion of the exchangeable bond issued in August 2020; and a tax expense adjustment of $7 million (equal to $0.01 per share) related to certain discrete items.

Note 21. Quarterly Financial Data (Unaudited) (Continued)

Net earnings attributable to controlling interest for the fourth quarter of the year ended December 31, 2022 included after-tax gains of $13 million (equal to $0.02 per share) related to the sale of certain assets; after-tax charges of $55 million (equal to $0.10 per share) related to impairment of certain assets, restructuring, and settlement contingencies; an after-tax loss on debt conversion option of $3 million (equal to $0.00 per share) related to the mark-to-market adjustment of the conversion of the exchangeable bond issued in August 2020; and a tax expense adjustment of $5 million (equal to $0.01 per share) related to certain discrete items.

Note 22. Subsequent Events

In January 2024, the Company acquired Revela Foods, a Wisconsin-based developer and manufacturer of innovative dairy flavor ingredients and solutions, for $656 million, subject to working capital adjustments, and UK-based FDL, a leading developer and producer of premium flavor and functional ingredient systems, for $232 million.

In February 2024, the Company acquired PT Trouw Nutrition Indonesia, a subsidiary of Nutreco and leading provider of functional and nutritional solutions for livestock farming in Indonesia, for $18 million, subject to working capital adjustments.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Archer-Daniels-Midland Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Archer-Daniels-Midland Company (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Market or Fair Values of Certain Merchandisable Agricultural Commodity Inventories, Inventory-Related Payables, and Forward Commodity Purchase and Sales Contracts

Description of the Matter	As explained in Notes 1 and 4 to the consolidated financial statements, certain merchandisable agricultural commodity inventory and inventory-related payables are stated at market or fair value. Forward commodity purchase and sales contracts that qualify as derivative contracts are also stated at market or fair value. The merchandisable agricultural commodity inventory, inventory-related payables, and forward commodity purchase and sales contracts are considered level 2 and 3 fair value instruments. As of December 31, 2023, the market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, forward commodity contracts in an asset position, and forward commodity contracts in a liability position were $6,987 million, $1,320 million, $1,359 million, and $957 million, respectively.
	Auditing the estimated market or fair values for merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts is complex due to the judgment involved in determining market or fair value, specifically related to determining the estimated basis adjustments, which represent the adjustment made to exchange quoted prices to arrive at the market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sales contracts. The basis adjustments are generally determined using inputs from competitor or broker quotations or market transactions and are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact these basis adjustments.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the estimated market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts. Our tests included controls over the estimation process supporting the basis adjustments.
	To test the estimated market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts, our audit procedures included, among others, evaluating (i) the Company's selection of the principal market, (ii) the inputs for the basis adjustments, and (iii) the completeness and accuracy of the underlying data supporting the basis adjustments. For example, we evaluated management's methodology for determining the basis adjustment including assessing the principal market identified and sources utilized by management to support the basis adjustment. Specifically, we compared the basis adjustments used by management to competitor and broker quotations, trade publications, and/or recently executed transactions. Further, we investigated, to the extent necessary, basis adjustments that were inconsistent with third party available information. Finally, we evaluated the adequacy of the Company's financial statement disclosures related to the estimated market or fair values of certain merchandisable agricultural inventories, inventory-related payables, and forward commodity purchase and sale contracts.

Animal Nutrition Goodwill Impairment Evaluation

Description of the Matter	At December 31, 2023, the Company's total goodwill was $4.1 billion of which $0.9 billion was assigned to the Animal Nutrition reporting unit. Goodwill is assigned to the Company's reporting units as of the acquisition date. As discussed in Note 1 and Note 9 of the consolidated financial statements, goodwill is tested at the reporting unit level for impairment at least annually on October 1, or when events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company uses an income and market approach in its quantitative impairment tests. During 2023, the Company recorded an impairment charge of $137 million related to the Animal Nutrition reporting unit that represented the amount by which the carrying value of the reporting unit exceeded the fair value of the reporting unit at the impairment testing date.
	Auditing the Company's Animal Nutrition goodwill impairment charge was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate using a weighted income and market approach was sensitive to significant assumptions such as revenue growth rates, projected EBITDA margins, and the discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions and the performance of the Animal Nutrition reporting unit.

How We Addressed the Matter in Our Audit	To test the estimated fair value used in the Company's Animal Nutrition reporting unit goodwill impairment charge, we performed audit procedures that included, among others, assessing the methodologies used to determine the fair value of the reporting unit and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. As it pertains to revenue growth rates and projected EBITDA margins, we compared the significant assumptions used by management to historical results and current industry and economic trends, as applicable. We assessed the historical accuracy of management's estimates. In addition, we involved our valuation specialists to assist with our evaluation of the methodology used by the Company to determine the fair value of reporting unit and testing of the significant assumptions used by management, including the discount rate. Specifically, we evaluated the components of the discount rate used by the Company with the involvement of our valuation specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1930.

Saint Louis, Missouri
March 12, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Archer-Daniels-Midland Company

Opinion on Internal Control over Financial Reporting

We have audited Archer-Daniels-Midland Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Archer-Daniels-Midland Company (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness related to the Company's accounting practices and procedures for intersegment transactions between the Nutrition segment and the Ag Services and Oilseeds and Carbohydrate Solutions segments. The absence of adequate controls with respect to the reporting of intersegment sales impacted the accuracy of the Company's segment disclosures and review controls over key inputs and assumptions utilized by the Company when performing the goodwill and long-lived asset impairment tests.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 12, 2024, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Saint Louis, Missouri
March 12, 2024

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and interim Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 31, 2023. Based on that evaluation, the Company's Chief Executive Officer and interim Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2023 and 2022, due to the material weakness described below.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and interim Chief Financial Officer, the Company's management assessed the design and operating effectiveness of the Company's internal control over financial reporting as of December 31, 2023, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2023 and 2022, due to the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Because the control deficiency described below could have resulted in a material misstatement of its annual or interim financial statements, the Company determined that this deficiency constitutes a material weakness.

During the fourth quarter of 2023, in connection with the Investigation, the Company identified a material weakness in its internal control over financial reporting related to the Company's accounting practices and procedures for intersegment sales. The material weakness resulted from inadequate controls that allowed for certain intersegment sales to be reported at amounts that were not in accordance with ASC 606, *Revenue from Contracts with Customers*. Specifically, the Company did not have adequate controls in place around measurement of certain intersegment sales between the Nutrition reporting segment and the Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. The absence of adequate controls with respect to the reporting of intersegment sales impacted the accuracy of the Company's segment disclosures and review controls over projected financial information utilized in goodwill and other long-lived asset impairment tests.

Notwithstanding such material weakness in internal control over financial reporting, the Company's Chief Executive Officer and interim Chief Financial Officer have concluded that the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations, and cash flows for the periods presented in conformity with GAAP.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2023. That report is included herein.

/s/ Juan R. Luciano	/s/ Ismael Roig
Juan R. Luciano	Ismael Roig
Chairman, Chief Executive Officer, and President	Senior Vice President and Interim Chief Financial Officer

Item 9A.   CONTROLS AND PROCEDURES (Continued)

Remediation Plan

The Company is implementing enhancements to its internal controls to remediate the identified material weakness in its internal control over financial reporting related to the Company's accounting practices and procedures for intersegment sales and to enhance the reliability of its financial statements with respect to the pricing and reporting of such sales. Specifically, the Company is: (i) enhancing the Company's accounting policies with respect to the measurement of intersegment sales; (ii) improving and documenting the Company's pricing guidelines for intersegment sales; (iii) enhancing the design and documentation of the execution of pricing and measurement controls for segment disclosure purposes and projected financial information used in impairment analyses; and (iv) increasing training for relevant personnel on the measurement of and application of relevant accounting guidance to intersegment sales.

While the Company believes that these efforts will improve its internal control over financial reporting, the Company will not be able to conclude whether the steps the Company is taking will remediate the material weakness in internal control over financial reporting until a sustained period of time has passed to allow management to test the design and operational effectiveness of the new and enhanced controls.

Changes in Internal Control Over Financial Reporting

The Company is implementing a new enterprise resource planning (ERP) system on a worldwide basis, which is expected to occur in phases over the next several years. In 2023, the Company deployed the ERP system to 18 legal entities. The Company has appropriately considered this change in its design of and testing for effectiveness of internal controls over financial reporting and concluded, as part of the evaluation described above, the implementation of the new ERP system in these instances has not materially affected its internal control over financial reporting.

Except for the material weakness described above and the related remediation measures that are being implemented, there have been no changes in internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   OTHER INFORMATION

None of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated any contract, instruction, or written plan for the purchase or sale of ADM's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2023.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors, code of conduct, audit committee and audit committee financial experts of the Company, and Section 16(a) beneficial ownership reporting compliance is set forth in "Proposal No. 1 - Election of Directors for a One-Year Term," "Code of Conduct," "Information Concerning Committees and Meetings – Audit Committee," and "Report of the Audit Committee" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 29, 2024 and is incorporated herein by reference.

Officers of the Company are elected by the Board of Directors for terms of one year and until their successors are duly elected and qualified.

Information with respect to executive officers and certain significant employees of the Company is set forth below. Except as otherwise indicated, all positions are with the Company.

Name	Titles	Age
Benjamin I. Bard	Vice President and Chief Integrity Officer from December 2023. Vice President and Chief Audit Executive since June 2021. Global Chief Compliance Officer from January 2014 to December 2023.	50
Camille Batiste	Senior Vice President, Global Supply Chain and Procurement since May 2021. President, Global Supply Chain from January 2020 to May 2021. President, Nutrition Optimization from June 2019 to May 2021. Vice President, Global Procurement from March 2017 to June 2019.	52
Christopher M. Cuddy	Senior Vice President of the Company since May 2015. President, Carbohydrate Solutions business unit since March 2015.	50
Pierre-Christophe Duprat	President, International Corn Milling since August 2022. President, BioSolutions from August 2022 to January 2024. President, Animal Nutrition from August 2018 to August 2022. President, ADM Europe, Middle East, and Africa (EMEA) from June 2016 to August 2018. President, ADM Corn EMEA and Asia from November 2015 to August 2018.	59
Kristy Folkwein	Senior Vice President of the Company since March 2018. Chief Technology Officer since January 2020. Chief Information Officer from March 2018 to January 2020. Vice President and Chief Information Officer from June 2016 to March 2018.	61
Molly Strader Fruit	Vice President, Corporate Controller since March 2021. Vice President, Global Financial Services from May 2019 to March 2021. Controller, Carbohydrate Solutions from August 2018 to May 2019. Vice President, Global Credit from April 2016 to June 2019. Controller, Americas for Agricultural Services from June 2015 to August 2018.	45
Leticia Goncalves	President, Precision Fermentation and ADM Ventures since November 2023. President, Global Foods from March 2021 to November 2023. President, Global Specialty Ingredients from January 2020 to March 2021. Senior Vice President and U.S. Division Head at Bayer from September 2018 to January 2020. President, Europe and Middle East at Monsanto from August 2014 to August 2018.	49
Regina Bynote Jones	Senior Vice President, General Counsel and Secretary since September 2023. Chief Legal Officer at Baker Hughes from April 2020 to September 2023. EVP, General Counsel and Corporate Secretary at Delek US Holdings, Inc. from May 2018 to April 2020.	53
Domingo Lastra	President, South America since July 2017.	55
Juan R. Luciano	Chair of the Board of Directors since January 2016. Chief Executive Officer and President since January 2015.	62
Rodolfo Luterman	Vice President and Corporate Treasurer since December 2023. Assistant Treasurer from July 2022 to December 2023. Director, Treasury & Credit - South America from May 2022 to December 2022. Regional Treasurer - South America from March 2019 to May 2022. Corporate Finance Manager from January 2016 to March 2019.	41

Vikram Luthar	Placed on administrative leave effective January 19, 2024. Senior Vice President of the Company since March 2015. Chief Financial Officer since April 2022. Head of Investor Relations from June 2021 to July 2022. Chief Financial Officer, Nutrition from January 2020 to April 2022. President, Health & Wellness from March 2018 to January 2020. President, Bioactives from February 2017 to March 2018.	57
Gary McGuigan	President, Asia Pacific since December 2023. Chief Risk Officer from November 2021 to January 2024. President, Global Trade since April 2017.	52
Nuria Miguel	Senior Vice President and Chief Science Officer since August 2023. Vice President, Human and Animal Nutrition from September 2022 to August 2023. Vice President, Animal Nutrition from September 2020 to September 2022. Director, Technology and Innovation at Hempel A/S from June 2017 to September 2022.	49
Gregory A. Morris	Senior Vice President of the Company since November 2014. President, Ag Services & Oilseeds business unit since July 2019. President, Global Oilseeds Processing business unit from May 2015 to June 2019.	52
Dermot O'Grady	Senior Vice President, Global Operations since November 2023. Vice President, Oilseeds Operations - EMEA from April 2015 to November 2023.	54
Ian Pinner	Senior Vice President of the Company since January 2020. President, Nutrition business unit and Chief Sales and Marketing Officer since November 2023. Chief Strategy and Innovation Officer from January 2020 to November 2023. President, Health and Wellness from January 2020 to March 2021. Vice President, Growth and Strategy from August 2018 to January 2020. Chief Growth Officer from July 2017 to August 2018.	51
Ismael Roig	Senior Vice President of the Company since December 2015. Interim Chief Financial Officer since January 2024. President, Animal Nutrition from August 2022 to January 2024. President, ADM Europe, Middle East, and Africa (EMEA) from August 2018 to January 2024. President, International Corn Milling from August 2018 to August 2022. Chief Strategy Officer from December 2015 to August 2018.	56
Joseph D. Taets	Senior Vice President of the Company since August 2011. President, Animal Nutrition since February 2024. Senior Vice President, Nutrition Operations since December 2023. President, Asia Pacific from May 2021 to December 2023. Executive Champion for Quality and Food Safety from January 2020 to May 2021. President, Global Business Readiness from March 2018 to May 2021. President, Agricultural business unit from August 2011 to March 2018.	58
Jon Turney	President, EMEA Oilseeds and Chief Risk Officer since January 2024. Vice President, Oilseeds Crush EMEA from July 2022 to January 2024. Senior Trading Manager, EU Softseeds and Soybean Crush from February 2012 to June 2022.	45
Thuy-Nga T. Vo	Chief Counsel, Corporate, Securities, and Mergers and Acquisitions and Assistant Secretary since January 2017.	59
Jennifer L. Weber	Senior Vice President, Chief People and Diversity Officer since August 2020. Executive Vice President - Human Resources at Lowe's Companies, Inc. from March 2016 to April 2020.	57

Item 11.   EXECUTIVE COMPENSATION

Information responsive to this Item is set forth in "Compensation Discussion and Analysis," "Executive Compensation," and "Director Compensation" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 29, 2024, and is incorporated herein by reference.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item is set forth in "Principal Holders of Voting Securities," "Proposal No. 1 - Election of Directors for a One-Year Term," "Executive Officer Stock Ownership," and "Equity Compensation Plan Information at December 31, 2023" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 29, 2024, and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item is set forth in "Certain Relationships and Related Transactions," "Review and Approval of Certain Relationships and Related Transactions," and "Independence of Directors" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 29, 2024, and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this Item is set forth in "Fees Paid to Independent Auditors" and "Audit Committee Pre-Approval Policies" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 29, 2024, and is incorporated herein by reference.

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   See Item 8, "Financial Statements and Supplementary Data," for a list of financial statements.

(a)(2)   Financial statement schedules

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In millions)	Beginning of Year Balance	Additions	Deductions [1]	Other [2]	End of Year Balance
Allowance for doubtful accounts					
December 31, 2021	$ 100	32	(28)	18	$ 122
December 31, 2022	$ 122	88	(12)	1	$ 199
December 31, 2023	$ 199	6	(28)	38	$ 215

(In millions)	Beginning of Year Balance	Additions	Deductions	Other	End of Year Balance
Income tax valuation allowance					
December 31, 2021	$ 339	7	(65)	—	$ 281
December 31, 2022	$ 281	18	(90)	—	$ 209
December 31, 2023	$ 209	58	(51)	—	$ 216

[1] Uncollectible accounts written off

[2] Impact of reclassifications, foreign exchange translation, and other adjustments

All other schedules are either not required, not applicable, or the information is otherwise included.

(a)(3)   List of exhibits

(3i)   Composite Certificate of Incorporation, as amended (incorporated by reference to Exhibit (3)(i) to the Company's Form 10-Q for the quarter ended September 30, 2001).

(3ii)   Bylaws, as amended through November 2, 2022 (incorporated by reference to Exhibit (3ii) to the Company's Annual Report on Form 10-K filed on February 14, 2023).

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

(4)   Instruments defining the rights of security holders, including:

(i)   Description of Securities of Registrant

(ii)   Indenture, dated as of June 1, 1986, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank, and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-6721)), as amended and supplemented by Supplemental Indenture, dated as of August 1, 1989, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(c) to Post Effective Amendment No. 3 to the Company's Registration Statement on Form S-3 (No. 33-6721)), relating to:

    the $350,000,000 – 7 1/2% Debentures due March 15, 2027,
    the $200,000,000 – 6 3/4% Debentures due December 15, 2027,
    the $300,000,000 – 6 5/8% Debentures due May 1, 2029,
    the $400,000,000 – 7% Debentures due February 1, 2031,
    the $500,000,000 – 5.935% Debentures due October 1, 2032,
    the $600,000,000 – 5.375% Debentures due September 15, 2035, and
    the $250,000,000 – 6.95% Debentures due December 15, 2097.

(iii)   Indenture, dated as of September 20, 2006, by and between the Company and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3), as amended and supplemented by First Supplemental Indenture, dated as of June 3, 2008, by and between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on June 3, 2008), Second Supplemental Indenture, dated as of November 29, 2010, by and between the Company and The Bank of New York Mellon (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 30, 2010), and Third Supplemental Indenture, dated as of April 4, 2011, between the Company and The Bank of New York Mellon (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on April 8, 2011), relating to:

    the $500,000,000 – 6.45% Debentures due January 15, 2038,
    the $1,000,000,000 – 5.765% Debentures due March 1, 2041, and
    the $527,688,000 – 4.535% Debentures due March 26, 2042.

(iv)   Indenture, dated as of October 16, 2012, by and between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 17, 2012), relating to:

    the $570,425,000 – 4.016% Debentures due April 16, 2043,
    the €600,000,000 – 1.750% Notes due June 23, 2023,
    the $1,000,000,000 – 2.500% Notes due August 11, 2026,
    the $500,000,000 – 3.750% Notes due September 15, 2047,
    the €650,000,000 – 1.00% Notes due September 12, 2025,
    the $600,000,000 – 4.500% Notes due March 15, 2049,
    the $1,000,000,000 – 3.250% Notes due March 27, 2030,
    the $750,000,000 – 3.250% Notes due September 15, 2051,
    the $750,000,000 – 2.900% Notes due March 1, 2032, and
    the $500,000,000 – 4.500% Notes due August 15, 2033

(v)   Indenture, dated as of July 26, 2023, by and between the Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed on July 26, 2023).

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)

(vi)   Copies of constituent instruments defining rights of holders of long-term debt of the Company and its Subsidiaries, other than the indentures specified herein, are not filed herewith, pursuant to Instruction (b)(4)(iii)(A) to Item 601 of Regulation S-K, because the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and Subsidiaries on a consolidated basis. The Company hereby agrees that it will, upon request by the SEC, furnish to the SEC a copy of each such instrument.

(10)   Copies of the Company's equity compensation plans, deferred compensation plans and agreements with executive officers are incorporated herein by reference pursuant to Instruction (b)(10)(iii)(A) to Item 601 of Regulation S-K, each of which is a management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K, as follows:

(i)   The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees I, as amended (incorporated by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(ii)   The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees II, as amended and restated (incorporated by reference to Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2013).

(iii)   The Archer-Daniels-Midland Company Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(iv)   Second Amendment to ADM Supplemental Retirement Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010).

(v)   The Archer-Daniels-Midland Company Amended and Restated Stock Unit Plan for Nonemployee Directors, as amended (incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2016).

(vi)   The Archer-Daniels-Midland 2002 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed on September 25, 2002).

(vii)   Form of Stock Option Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(viii)   Form of Restricted Stock Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(ix)   Form of Performance Share Unit Award Agreement under the Company's 2002 Incentive Compensative Plan (incorporated by reference to Exhibit 10(xii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(x)   Form of Restricted Stock Unit Award Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10(xiii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(xi)   The Archer-Daniels-Midland Company 2009 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed on September 25, 2009).

(xii)   Form of Stock Option Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

(xiii)   Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xiv)   Form of Stock Option Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(iii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xv)   Form of Restricted Stock Unit Award Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(iv) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xvi)   Form of Stock Option Agreement for International Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(v) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xvii)   Form of Restricted Stock Unit Award Agreement for International Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(vi) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xviii)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(vii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xix)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan for grant to J. Luciano (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 25, 2011).

(xx)   Form of Nonqualified Stock Option Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxi)   Form of Nonqualified Stock Option Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxii)   Form of Restricted Stock Unit Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxiii)   Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxiv)   Form of Restricted Stock Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(xxv)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(xxvi)   ADM Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on May 15, 2018).

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

        (xxvii)   Archer-Daniels-Midland Company 2020 Incentive Compensation Plan (incorporated by reference to Annex B to the Company's Definitive Proxy Statement filed on March 25, 2020).

        (xxviii)   Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

        (xxix)   Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

        (xxx)   Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).

        (xxxi)   Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).

        (xxxii)   Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).

        (xxxiii)   Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).

    (21)   Subsidiaries of the Company.

    (23)   Consent of Independent Registered Public Accounting Firm.

    (24)   Powers of Attorney.

    (31.1)   Certification of Chief Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.

    (31.2)   Certification of Chief Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.

    (32.1)   Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    (32.2)   Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    (97)   Policy Relating to Recovery of Erroneously Awarded Compensation

    (101)   Interactive Data File.

    (104)   Cover Page Interactive Data File (formatted as Inline XBRL and incorporated by reference to Exhibit 101).

Item 16.   **Form 10-K Summary**

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2024

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ R. B. Jones
R. B. Jones
Senior Vice President, General Counsel, and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 12, 2024, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ J. R. Luciano J. R. Luciano, Chairman, Chief Executive Officer, President, and Director (Principal Executive Officer)	/s/ Ellen de Brabander E. Brabander*, Director	/s/ R. B. Jones R. B. Jones, Attorney-in-Fact
	/s/ S. F. Harrison S. F. Harrison*, Director	
/s/ I. Roig I. Roig, Senior Vice President and Interim Chief Financial Officer (Principal Financial Officer)	/s/ P. J. Moore P. J. Moore*, Director	
/s/ M. S. Fruit M. S. Fruit, Vice President, Corporate Controller (Principal Accounting Officer)	/s/ D. A. Sandler D. A. Sandler*, Director	
	/s/ L. Z. Schlitz L. Z. Schlitz*, Director	
/s/ M.S. Burke M. S. Burke*, Director		
	/s/ K. R. Westbrook K. R. Westbrook*, Director	
/s/ T. Colbert T. Colbert*, Director		
/s/ J. C. Collins, Jr. J. C. Collins, Jr.*, Director		
/s/ T. K. Crews T. K. Crews*, Director		

*Powers of Attorney authorizing I. Roig, M.S. Fruit, and R. B. Jones, and each of them, to sign the Form 10-K on behalf of the directors of the Company, copies of which are being filed with the Securities and Exchange Commission.



STOCKHOLDER INFORMATION

Stock Exchange
ADM common stock is listed and traded on
the New York Stock Exchange
Ticker Symbol: ADM

Transfer Agent and Registrar
Hickory Point Bank and Trust, fsb
225 N. Water Street, Suite 300
Decatur, IL 62523
888-740-5512

Independent Auditors
Ernst & Young LLP, St. Louis, MO

SAFE HARBOR STATEMENT

This proxy statement and annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements herein, other than statements of historical fact, are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to significant risks, uncertainties, and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions, and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, ADM does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions, or otherwise.

The Annual Meeting of Stockholders of the Company will be held completely virtually at www.virtualshareholdermeeting.com/ADM2024, on **Thursday, May 23, 2024, commencing at 8:00 A.M. Central Daylight Time.** Proxies will be requested by Management on or about April 10, 2024, at which time a Notice of Internet Availability of Proxy Materials or, for those who do not receive a Notice, a Proxy Statement, 2023 Annual Report on Form 10-K, and Form of Proxy, will be sent to Stockholders.

MAILING ADDRESS

ADM
77 West Wacker Drive, Suite 4600
Chicago, IL 60601
U.S.A.

800-637-5843

www.adm.com

ADM
is an equal opportunity employer.

